UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 3, 2022

Jack Creek Investment Corp.

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39602	00-0365269
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

386 Park Avenue South, FL 20
New York, New York	10016
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 710-5060

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange on Which Registered:
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	JCICU	The NASDAQ Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	JCIC	The NASDAQ Stock Market LLC
Redeemable warrants, each whole warrant exercisable for Class A ordinary share at an exercise price of $11.50 per share	JCICW	The NASDAQ Stock Market LLC

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into a Material Agreement

On August 3, 2022, Jack Creek Investment Corp., a Cayman Islands exempted company (“JCIC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among JCIC, Wildfire New PubCo, Inc., a Delaware corporation and direct, wholly owned subsidiary of JCIC (“New PubCo”), Wildfire Merger Sub I, Inc., a Delaware corporation and direct, wholly owned subsidiary of New PubCo (“Wildfire Merger Sub I”), Wildfire Merger Sub II, Inc., a Delaware corporation and direct, wholly owned subsidiary of New PubCo (“Wildfire Merger Sub II”), Wildfire Merger Sub III, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of New PubCo (“Wildfire Merger Sub III”), Wildfire GP Sub IV, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of New PubCo (“Wildfire GP Sub IV” and together with Wildfire Merger Sub I, Wildfire Merger Sub II and Wildfire Merger Sub III, the “Merger Subs”), BTOF (Grannus Feeder) – NQ L.P., a Delaware limited partnership (“Blocker”), and Bridger Aerospace Group Holdings, LLC, a Delaware limited liability company (the “Company”).

Pursuant to the Merger Agreement, the parties thereto will enter into a business combination transaction (the “Business Combination” and together with the other transactions contemplated by the Merger Agreement, the “Transactions”), pursuant to which, among other things, (i) Wildfire Merger Sub I will merge with and into Blocker (the “First Merger”), with Blocker as the surviving entity of the First Merger, upon which Wildfire GP Sub IV will become general partner of such surviving entity, (ii) Wildfire Merger Sub II will merge with and into JCIC (the “Second Merger”), with JCIC as the surviving company of the Second Merger (the “Second Surviving Company”), and (iii) Wildfire Merger Sub III will merge with and into the Company (the “Third Merger” and together with First Merger and Second Merger, the “Mergers”), with the Company as the surviving company of the Third Merger. Following the Mergers, each of Blocker, JCIC, and the Company will be a subsidiary of New PubCo, and New PubCo will become a publicly traded company. At the closing of the Transactions (“Closing”), New PubCo will change its name to Bridger Aerospace Group Holdings, Inc., and its common stock is expected to list on the NASDAQ Capital Market under the ticker symbol “BAER.”

The Business Combination is expected to be consummated after the required approval by the shareholders of JCIC and the satisfaction of certain other conditions summarized below.

Merger Agreement

Consideration Paid to the Company – Company Transaction Consideration

The aggregate consideration to be paid to the equityholders of the Company (other than the holders of Series C preferred shares of the Company (“Company Series C Preferred Shares”)) (“Aggregate Common Stock Consideration”) at the Closing will consist of a number of shares of common stock of New PubCo (“New PubCo Common Stock”) equal to (i) (A) $724,600,000 minus (B) the aggregate stated value of the Company’s Series C Preferred Shares outstanding as of immediately prior to the effective time of the First Merger (the “First Effective Time”) and any accrued and unpaid interest thereon since the end of immediately preceding semi-annual distribution period, which amounts are to be determined in accordance with the Company’s current limited liability company agreement, minus (C) if the amount remaining in the trust account of JCIC (“Trust Account”) after allocating funds to the redemption (“JCIC Shareholder Redemption”) of Class A ordinary shares of JCIC (“JCIC Class A Ordinary Shares”) is less than $20,000,000, the excess of the aggregate fees and expenses for legal counsel, accounting advisors, external auditors and financial advisors incurred by Blocker and certain of its affiliates, the Company or its subsidiaries in connection with the Transactions, over $6,500,000, if any, divided by (ii) $10.00.

The aggregate consideration to be paid to holders of the Company Series C Preferred Shares at the Closing will consist of a number of shares of Series A preferred stock of New PubCo (“New PubCo Series A Preferred Stock”) equal to the number of Company Series C Preferred Shares outstanding as of immediately prior to the effective time of the First Merger. Shares of New PubCo Series A Preferred Stock will have rights and preferences that mirror certain rights and preferences currently held by the holders of the Company Series C Preferred Shares, including (i) cumulative, compounding dividends (initially anticipated to be 7.00% but to eventually increase to 11.00% after April 25, 2029 and subject to further increase upon the occurrence of certain events); (ii) a liquidation preference equal to the initial issuance price plus all accrued and unpaid dividends, whether or not declared (the

“Series A Preferred Stated Value”); (iii) mandatory redemption by New PubCo after April 25, 2032 for an amount equal to the aggregate Series A Preferred Stated Value; (iv) optional redemption (in whole or in part) by New PubCo at any time on or after April 25, 2027 for an amount equal to the aggregate Series A Preferred Stated Value (subject to a make-whole in the event of a redemption in connection with a change of control transaction prior to April 25, 2027); (v) optional conversion at the option of the holders into shares of New PubCo Common Stock equal to the Series A Preferred Stated Value divided by $11.00 per share (or $9.00 per share if converted within 30 days following the Closing Date); and (vi) certain consent rights with respect to the issuance by New PubCo of senior or pari passu equity securities, dividend payments to holders of New PubCo Common Stock prior to repayment of a liquidation preference, any liquidation, dissolution or winding up of New PubCo, certain change of control transactions if the full liquidation preference is not paid and certain amendments that would adversely affect the holders of New PubCo Series A Preferred Stock. The foregoing description of the terms of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by the proposed Certificate of Incorporation of New PubCo.

Effect of the First Merger

On the terms and subject to the conditions set forth in the Merger Agreement, at the First Effective Time: (i) the partnership interests of Blocker outstanding immediately prior to the First Effective Time will be converted into the right to receive an aggregate number of shares of New PubCo Common Stock equal to the product of (x) the Per Share Common Stock Consideration and (y) the number of Class B common shares of the Company held by Blocker immediately prior to the First Effective Time, which consideration will be allocated among the holders of the general partnership interests and limited partnership interests of Blocker (as of immediately prior to the First Effective Time) and (ii) the outstanding common stock of Wildfire Merger Sub I shall be converted into and become general partnership and limited partnership interests of surviving entity following the First Merger (the “First Surviving Limited Partnership”), which shall constitute one hundred percent (100%) of the outstanding equity of First Surviving Limited Partnership, to be owned by Wildfire GP Sub IV and New PubCo as provided in an amended and restated limited partnership agreement of First Surviving Limited Partnership in the form to be mutually agreed upon by JCIC, the Company and Blocker in good faith prior to the Closing. The “Per Share Common Stock Consideration” means the Aggregate Common Stock Consideration divided by the number of (a) common shares of the Company (“Company Common Shares”) issued and outstanding (other than any Company Common Shares held by the Company in its treasury) as of immediately prior to the respective Effective Time (as defined below), plus (b) the number of Company Common Shares into which preferred shares of the Company (other than Company Series C Preferred Shares outstanding as of immediately prior to the First Effective Time) outstanding as of immediately prior to such Effective Time are convertible.

Effect of the Second Merger

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Second Merger (the “Second Effective Time”), by virtue of the Second Merger:

(i)    each ordinary share of JCIC (“JCIC Ordinary Share”) issued and outstanding immediately prior to the Second Effective Time (other than Purchaser Excluded Shares (as defined below)) will be converted into one share of New PubCo Common Stock;

(ii)    each share of common stock of Wildfire Merger Sub II issued and outstanding immediately prior to the Second Effective Time will be converted into and become one share of common stock of the Second Surviving Company;

(iii)    each JCIC Ordinary Share issued and outstanding immediately prior to the Second Effective Time with respect to which a JCIC shareholder has validly exercised its redemption rights (collectively, the “Redemption Shares”) will not be converted into and become a share of New PubCo Common Stock, and will at the Second Effective Time be converted into the right to receive from the Second Surviving Company, in cash, an amount per share calculated in accordance with such shareholder’s redemption rights; and

(iv)    at the Second Effective Time, by virtue of the assumption of the warrant agreement, dated as of January 26, 2021, between JCIC and Continental Stock Transfer & Trust Company, a New York corporation, by New PubCo, each warrant of JCIC that entitles its holder to purchase one share of Class A ordinary share of JCIC at a price of $11.50 per share (“JCIC Warrant”) that is outstanding immediately prior to the Second Effective Time will automatically and irrevocably be modified to provide that such JCIC Warrant will be entitled to purchase one share of New PubCo Common Stock on the same terms and conditions.

“Purchaser Excluded Shares” means, without duplication, (i) the Redemption Shares, (ii) JCIC Ordinary Shares (if any), that, at the respective Effective Time, are held in the treasury of JCIC and (iii) JCIC Ordinary Shares (if any), that are owned by the Company and its subsidiaries.

Effect of the Third Merger

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Third Merger (the “Third Effective Time” and with the First Effective Time and the Second Effective Time, the “Effective Times”), each Company Common Share will be converted into the right to receive a number of shares of New PubCo Common Stock equal to the Per Share Common Stock Consideration and each Company Series C Preferred Share will be converted into the right to receive one share of New PubCo Series A Preferred Stock. The limited liability company interests of Wildfire Merger Sub III outstanding immediately prior to the Third Effective Time will be converted into and become the limited liability company interests of the surviving company (“Third Surviving Company”), which will constitute one hundred percent (100%) of the outstanding equity of the Third Surviving Company. The (i) Company Common Shares and the Company Series C Preferred Shares (if any) (together with Company Common Shares, the “Company Shares”) that are held in the treasury of the Company or its subsidiaries at the Third Effective Time and (ii) the Company Shares that are held by JCIC or any of its affiliates at the Third Effective Time, will be cancelled and no consideration will be paid or payable with respect thereto.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (i) entity organization, formation and authority, (ii) authorization to enter into the Merger Agreement, (iii) capital structure, (iv) consents and approvals, (v) financial statements, (vi) liabilities, (vii) real estate, (viii) litigation, (ix) material contracts, (x) taxes, (xi) intellectual property, (xii) absence of changes, (xiii) environmental matters, (xiv) employee matters, (xv) licenses and permits, (xvi) compliance with laws, (xvii) regulatory matters, (xviii) benefit plans, (xix) insurance and (xx) Federal Aviation Administration certificate matters. The representations and warranties of the parties contained in the Merger Agreement will terminate and be of no further force and effect as of the Closing.

Covenants

The Merger Agreement contains customary covenants of the parties, including, among others, covenants providing for (i) the operation of the Company and its subsidiaries’ respective businesses in the ordinary course of business prior to consummation of the Transactions, (ii) the parties’ efforts to satisfy conditions to consummation of the Transactions, (iii) prohibitions on discussions regarding alternative transactions, (iv) the preparation and filing of a registration statement on Form S-4 (the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the New PubCo Common Stock and warrants of New PubCo (“New PubCo Warrants”) to be issued pursuant to the Merger Agreement, which will also contain a prospectus and proxy statement for the purpose of soliciting proxies from JCIC’s shareholders to vote in favor of certain matters (the “JCIC Shareholder Matters”), including, (1) the adoption of the Merger Agreement and approval of the Transactions, (2) the amendment and restatement of the memorandum and articles of association of JCIC, attached as Exhibit I to the Merger Agreement, (3) on an advisory basis only, the material differences between JCIC’s existing Amended and Restated Memorandum and Articles of Association and the amended and restated certificate of incorporation of New PubCo, substantially in the form attached as Exhibit A to the Merger Agreement, (4) the approval and assumption of the Bridger Aerospace Group Holdings, Inc. 2022 Omnibus Incentive Plan and any grants or awards issued thereunder and the approval of the Bridger Aerospace Group Holdings, Inc. 2022 Employee Stock Purchase Plan of New PubCo, substantially in the forms attached as Exhibit L and Exhibit M to the Merger Agreement, respectively, (5) any other proposals that the

Securities and Exchange Commission (the “SEC”) may indicate are necessary in its comments to the proxy statement or correspondence related thereto, (6) any other proposals that the parties agree are necessary or desirable to consummate the Transactions and (7) adjournment of the special meeting of shareholders of JCIC (the “Special Meeting”), if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing, (v) the protection of, and access to, confidential information of the parties, (vi) the extension (“Extension”) of the deadline by which JCIC must complete a business combination upon written request of the Company (upon which request JCIC shall use commercially reasonable efforts to seek an extension of not earlier than March 27, 2023 so long as the consummation of the Transactions following such date would not be permanently enjoined or prohibited by the terms of any final, non-appealable governmental order or any applicable law, (vii) New PubCo, JCIC, and the Company’s efforts to obtain a listing of the New PubCo Common Stock and New PubCo Warrants on NASDAQ and (viii) the parties’ efforts to obtain necessary approvals from governmental agencies.

Conditions to Closing

The consummation of the Transactions is subject to customary closing conditions for transactions involving special purpose acquisition companies, including, among others: (i) approval of the JCIC Shareholder Matters by JCIC’s shareholders, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) no order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions being in force, (iv) the Registration Statement having become effective, (v) the shares of New PubCo Common Stock and New PubCo Warrants to be issued pursuant to the Merger Agreement having been approved for listing on NASDAQ, (vi) JCIC having at least $5,000,001 of net tangible assets remaining after JCIC Shareholder Redemption and (vii) customary bring-down conditions. Additionally, the obligations of the Company and its subsidiaries and Blocker to consummate the Transactions are also conditioned upon, among others, (A) each of the covenants of each of the parties to the Sponsor Agreement (as defined below) required under the Sponsor Agreement to be performed as of or prior to the Closing having been performed in all material respects and (B) New PubCo having delivered to the Company executed copies of the Registration Rights Agreement and Stockholders Agreement.

Termination

The Merger Agreement may be terminated as follows:

(i)	by written consent of Company and JCIC;

(ii)

prior to the Closing, by written notice to the Company from JCIC if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement, such that certain closing conditions would not be satisfied at the Closing, subject to a 30-day cure period, or (ii) the Closing has not occurred on or before January 26, 2023 (the “Termination Date”) (provided, that if JCIC obtains the approval of its shareholders for an Extension, JCIC or the Company will have the right by providing written notice thereof to the other party to extend the Termination Date for an additional period equal to the shortest of (a) two (2) additional months, (b) the period ending on the last date for JCIC to consummate its Business Combination pursuant to such Extension, (c) such period as mutually agreed by JCIC and the Company as the earliest practicable date for consummation of the Transactions and (d) the period ending on the date on which the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation);

(iii)

prior to the Closing, by written notice to JCIC from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of JCIC set forth in the Merger Agreement, such that certain closing conditions would not be satisfied at the Closing, subject to a 30-day cure period, (ii) the Closing has not occurred on or before the Termination Date, or (iii) the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation;

(iv)	by written notice from the Company if the JCIC Shareholder Matters are not approved by the JCIC shareholders at the Special Meeting (subject to any adjournment, postponement or recess of the meeting);

(v)

by written notice from JCIC to the Company if the Company fails to deliver to JCIC the written consent of the equityholders of the Company consenting to the terms of the Merger Agreement and approving the Transactions within twenty-four (24) hours following the execution of the Merger Agreement; or

(vi)

by written notice from the Company to JCIC if there has been a withdrawal, amendment, qualification or modification in the recommendation of the board of directors of JCIC to the shareholders of JCIC to approve the Transactions.

The foregoing description of the Merger Agreement and the Transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement and any related agreements. The Merger Agreement has been included as an exhibit to this Current Report on Form 8-K (this “Current Report”) to provide investors with information regarding its terms. It is not intended to provide any other factual information about JCIC, the Company, Blocker or any other party to the Merger Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in JCIC’s public disclosures.

A copy of the Merger Agreement is filed with this Current Report as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

Related Agreements

Sponsor Agreement

Concurrently with the execution and delivery of the Merger Agreement, JCIC, each of its officers and directors and JCIC Sponsor LLC (the “Sponsor” and together with its officers and directors, “Sponsor Persons”) and New PubCo entered into a Sponsor Agreement (the “Sponsor Agreement”), pursuant to which, among other things, the Sponsor agreed to a forfeiture, effective as of immediately prior to the Closing, of the number of Class B ordinary shares of JCIC (“JCIC Class B Ordinary Shares”) equal to the sum of (a) 8,550,000 minus the number of Available Sponsor Shares (as defined below), and (b) if the amount remaining in the Trust Account after allocating funds to the JCIC Shareholder Redemption is less than $20,000,000, (i) the excess of the aggregate of fees and expenses for legal counsel, accounting advisors, external auditors and financial advisors incurred by JCIC in connection with the Transactions prior to Closing, but excluding any deferred underwriting fees, over $6,500,000, if any, divided by (ii) $10.00.

“Available Sponsor Shares” means, (i) if the Trust Account is less than or equal to $50,000,000, after deducting all amounts payable in respect of the JCIC Shareholder Redemption, 4,275,000 JCIC Class B Ordinary Shares and (ii) if the Trust Account is greater than $50,000,000, after deducting all amounts payable in respect of the JCIC Shareholder Redemption, a number of JCIC Class B Ordinary Shares equal to (A) 8,550,000, multiplied by (B)(1) the amount in the Trust Account after deducting all amounts payable in respect of the JCIC Shareholder Redemption, divided by (2) $100,000,000; provided, that, in no event shall the Available Sponsor Shares exceed 8,550,000.

In addition, pursuant to the Sponsor Agreement, the Sponsor agreed to subject 20% of the Available Sponsor Shares (“Earnout Shares”) to a performance-based vesting schedule such that 50% of the Earnout Shares will vest on the first date during the earnout period of 5 years (the “Earnout Period”) on which the volume-weighted average closing sale price of a share of New PubCo Common Stock is greater than $11.50 for a period of at least twenty (20) days out of thirty (30) consecutive trading days and 50% of the Earnout Shares will vest on the first date during the Earnout Period on which the volume-weighted average closing sale price of a share of New PubCo Common Stock is greater than $13.00 for a period of at least twenty (20) days out of thirty (30) consecutive trading days.

If the amount remaining in the Trust Account after deducting all amounts payable in respect of the JCIC Shareholder Redemption is less than $50,000,000, then immediately prior to Closing, each of JCIC and the Sponsor agreed to convert any outstanding loan balance under a promissory note between JCIC and the Sponsor, under which $500,000 has been drawn as of the date hereof, into a number of JCIC Class A Ordinary Shares equal to the amount of outstanding loan balance under such promissory note divided by $10.00, rounded up to the nearest whole share.

The foregoing description of the Sponsor Agreement is not complete and is qualified in its entirety by reference to the Sponsor Agreement, which is attached as Exhibit 10.1 to this Current Report and incorporated herein by reference.

Stockholders Agreement

In connection with the execution of the Merger Agreement, New PubCo, the Sponsor, certain of Bridger Element LLC and its equityholders (collectively, the “Founder Stockholders”) and certain entities affiliated with Blackstone Inc. (collectively, the “BTO Stockholders”) have agreed to enter into a Stockholders Agreement (the “Stockholders Agreement”) at the closing of the Transaction. Pursuant to terms of the Stockholders Agreement, effective as of the date the closing of the Transaction occurs (the “Closing Date”), New PubCo’s board of directors (the “Board”) is anticipated to be comprised of nine directors.

Following the Closing, the BTO Stockholders, collectively, will have the right, but not the obligation, to nominate for election to the Board (i) up to two (2) directors, for so long as the BTO Entities (as defined in the Stockholders Agreement) collectively beneficially own (directly or indirectly) at least 10% of the outstanding Stock (as defined in the Stockholders Agreement); and (ii) one (1) director, for so long as the BTO Entities collectively beneficially own (directly or indirectly) less than 10% of the outstanding Stock, but at least 33% of the shares of Stock held by the BTO Entities as of the Closing. In addition, for so long as the BTO Entities have such nomination rights, (i) the Board will use reasonable best efforts to cause any committee of the Board to include in its membership at least one director nominated by the BTO Stockholders provided that such individual satisfies all applicable SEC and stock exchange requirements and (ii) the BTO Stockholders will have a consent right over affiliate transactions entered into by New PubCo or any of its subsidiaries, subject to customary exceptions.

The Founder Stockholders, to the extent they collectively beneficially own (directly or indirectly) at least 10% of the outstanding Stock will have the right, but not the obligation, to nominate the Chairperson of the Compensation and Nominating and Corporate Governance Committees of the Board, subject to satisfaction of applicable SEC and stock exchange requirements.

Subject to the terms and conditions of the Stockholders Agreement, (i) each of the Founder Stockholders and the BTO Stockholders agree to take all necessary action (including, without limitation, voting or providing a proxy with respect to such stockholder’s shares) to effect the appointment of the directors nominated by the BTO Stockholders and (ii) the Sponsor agrees to vote all shares of New PubCo Common Stock owned by it in favor of the slate of directors nominated by or at the direction of the Board or a duly authorized committee thereof in connection with each vote taken in connection with the election of directors to the Board and agrees not to seek to remove or replace a designee of the BTO Stockholders.

Subject to the terms and conditions of the Stockholders Agreement and applicable securities laws, the BTO Stockholders will have preemptive rights to acquire their pro rata share of any new issuance of equity securities (or any securities convertible into or exercisable or exchangeable for equity securities) by New PubCo after the consummation of the Transactions, subject to customary exceptions. The BTO Stockholders will be entitled to apportion the preemptive rights granted to it in such proportions as it deems appropriate, among (i) itself and (ii) any BTO Entity; provided that each such BTO Entity agrees to enter into the Stockholders Agreement, as a “Stockholder” under the Stockholders Agreement. The foregoing description of the Stockholders Agreement is not complete and is qualified in its entirety by reference to the form of Stockholders Agreement, which is attached as Exhibit D to the Merger Agreement which is included as Exhibit 2.1 to this Current Report and is incorporated herein by reference.

Amended & Restated Registration Rights Agreement

In connection with the execution of the Merger Agreement, New PubCo, the Sponsor, the BTO Stockholders and certain stockholders of the Company have agreed to enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) at the time of the Closing. The Registration Rights Agreement will provide these holders (and their permitted transferees) with the right to require New PubCo, New PubCo’s expense, to register New PubCo Common Stock that they hold on customary terms for a transaction of this type, including customary demand and piggyback registration rights. The Registration Rights Agreement will also provide that New PubCo pay certain expenses of the electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act. In addition, pursuant to the Registration Rights Agreement the Company’s stockholders (other than the BTO Entities) and the Sponsor will be subject to a restriction on transfer of their New PubCo Common Stock for a period of twelve (12) months following the Closing, and the BTO Entities will be subject to a restriction on transfer of their New PubCo Common Stock for a period of six (6) months following the Closing, in each case subject to certain exceptions. The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is attached as Exhibit C to the Merger Agreement which is included as Exhibit 2.1 to this Current Report and is incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above under the caption “Merger Agreement” in Item 1.01 of this Current Report is incorporated by reference herein. The issuance of shares of the New PubCo Common Stock and New PubCo Series A Preferred Stock to be issued in the Mergers to equityholders of the Company delivering a written consent consenting to the terms of the Merger Agreement and approving the Transactions will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01.	Regulation FD Disclosure.

On August 4, 2022, JCIC and the Company issued a joint press release (the “Press Release”) announcing the Transactions. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated by reference herein is an investor presentation dated August 2022, that will be used by JCIC and the Company with respect to the Transactions.

Attached as Exhibit 99.3 and incorporated by reference herein is an email and note to the Company’s employees, dated August 4 2022, regarding the Transaction that the Company plans to distribute to its employees.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 hereto, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of JCIC under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3.

Item 8.01.	Other Events

J.P. Morgan Securities LLC Waiver of Deferred Underwriting Fees

Pursuant to a letter dated July 29, 2022 from J.P. Morgan Securities LLC (“J.P. Morgan”) to JCIC, J.P. Morgan notified JCIC that, subject to certain conditions, J.P. Morgan waives its entitlement to the payment of any deferred compensation in connection with its role as underwriter in JCIC’s January 2021 initial public offering. The condition to such waiver is the occurrence of the earlier of (i) notice by J.P. Morgan to JCIC that the condition is deemed satisfied by J.P. Morgan in its sole discretion or (ii) the filing of an acceleration request pursuant to Rule 461 relating to the Registration Statement relating to the Transactions. Effective as of the satisfaction of such condition, J.P. Morgan resigns from, and ceases and refuses to further act in, every office, capacity, and relationship contemplated under the terms of the underwriting agreement, dated January 21, 2021, among JCIC, on the one hand, and J.P. Morgan and UBS Securities LLC, on the other hand, or otherwise in connection with the Business Combination.

Item 9.01.	Financial Statement and Exhibits.

(d)    Exhibits.

The Exhibit Index is incorporated by reference herein.

*******

No Offer or Solicitation

This Current Report does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Current Report does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements included in this Current Report are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, expectations related to the terms, satisfaction of conditions precedent and timing of the Business Combination. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of JCIC’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination is not obtained; failure to realize the anticipated benefits of the Business

Combination; risks relating to the uncertainty of the projected financial information with respect to the Company; the Company’s ability to successfully and timely develop, sell and expand its technology and products, and otherwise implement its growth strategy; risks relating to the Company’s operations and business, including information technology and cybersecurity risks, loss of requisite licenses, flight safety risks, loss of key customers and deterioration in relationships between the Company and its employees; risks related to increased competition; risks relating to potential disruption of current plans, operations and infrastructure of the Company as a result of the announcement and consummation of the Business Combination; risks that the Company is unable to secure or protect its intellectual property; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the ability to compete with existing or new companies that could cause downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share; the amount of redemption requests made by JCIC’s shareholders; the impact of the COVID-19 pandemic; the ability to successfully select, execute or integrate future acquisitions into the business, which could result in material adverse effects to operations and financial conditions; and those factors discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in JCIC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, JCIC’s Annual Report on Form 10-K for the year ended December 31, 2021, and in those documents that JCIC or New PubCo has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither JCIC nor the Company presently know or that JCIC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect JCIC’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this Current Report. JCIC and the Company anticipate that subsequent events and developments will cause JCIC’s and the Company’s assessments to change. However, while JCIC and the Company may elect to update these forward-looking statements at some point in the future, JCIC and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing JCIC’s and the Company’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Investors and Stockholders

The Business Combination will be submitted to shareholders of JCIC for their consideration and approval at a special meeting of shareholders. JCIC and the Company will prepare a registration statement on Form S-4 (the “Registration Statement”) to be filed with the SEC by New PubCo, which will include preliminary and definitive proxy statements to be distributed to JCIC’s shareholders in connection with JCIC’s solicitation for proxies for the vote by JCIC’s shareholders in connection with the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to JCIC’s shareholders and certain of the Company’s equityholders in connection with the completion of the Business Combination. After the Registration Statement has been filed and declared effective, JCIC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. JCIC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with JCIC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about JCIC, the Company and the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by JCIC, without charge, at the SEC’s website located at www.sec.gov. Copies of these filings may be obtained free of charge on JCIC’s “Investor Relations” website at https://www.jackcreekinvestmentcorp.com/ or by directing a request to Lauren Ores, 386 Park Avenue South, FL 20, New York, NY 10016.

Participants in the Solicitation

JCIC and the Company and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of JCIC’s shareholders in connection with the Business

Combination. Investors and security holders may obtain more detailed information regarding JCIC’s directors and executive officers in JCIC’s filings with the SEC, including JCIC’s Annual Report on Form 10-K filed with the SEC on March 21, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to JCIC’s shareholders in connection with the Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of JCIC’s shareholders generally, will be set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions.

This Current Report is not a substitute for the Registration Statement or for any other document that JCIC or New PubCo may file with the SEC in connection with the potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by JCIC and New PubCo through the website maintained by the SEC at http://www.sec.gov.

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated August 3, 2022 by and among Jack Creek Investment Corp., Wildfire New PubCo, Inc., Wildfire Merger Sub I, Inc., Wildfire Merger Sub II, Inc., Wildfire Merger Sub III, LLC, Wildfire GP Sub IV, LLC, BTOF (Grannus Feeder) – NQ L.P., and Bridger Aerospace Group Holdings, LLC.

10.1	Sponsor Agreement, dated August 3, 2022, by and among JCIC, each of its officers and directors, JCIC Sponsor LLC and New PubCo.

99.1	Joint Press Release of Jack Creek Investment Corp. and Bridger Aerospace Group Holdings, LLC issued August 4, 2022.

99.2	Investor Presentation dated August 2022.

99.3	Employee Email and Note, dated August 4, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. Jack Creek Investment Corp. agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JACK CREEK INVESTMENT CORP.

Date: August 4, 2022	By:	/s/ Lauren Ores
	Name:	Lauren Ores
	Title:	Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

JACK CREEK INVESTMENT CORP.,

WILDFIRE NEW PUBCO, INC.

WILDFIRE MERGER SUB I, INC.,

WILDFIRE MERGER SUB II, INC.,

WILDFIRE MERGER SUB III, LLC,

WILDFIRE GP SUB IV, LLC,

BTOF (GRANNUS FEEDER) – NQ L.P.,

and

BRIDGER AEROSPACE GROUP HOLDINGS, LLC

dated as of

August 3, 2022

- i -

- ii -

- iii -

EXHIBITS

Exhibit A	–	Form of New PubCo Charter
Exhibit B	–	Form of New PubCo Bylaws
Exhibit C	–	Form of Registration Rights Agreement
Exhibit D	–	Form of Stockholder Agreement
Exhibit E	–	Form of First Certificate of Merger
Exhibit F	–	Form of Second Certificate of Merger
Exhibit G	–	Form of Third Certificate of Merger
Exhibit H	–	Form of First Surviving Limited Partnership Certificate of Limited Partnership
Exhibit I	–	Form of Second Surviving Company Amended and Restated Memorandum and Articles of Association
Exhibit J	–	Form of Third Surviving Company Limited Liability Company Agreement
Exhibit K	–	Mountain Air Term Sheet
Exhibit L	–	Form of 2022 Omnibus Incentive Plan
Exhibit M	–	Form of Employee Stock Purchase Plan
Exhibit N	–	Accredited Investor Questionnaire

- iv -

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 3, 2022, by and among Jack Creek Investment Corp., a Cayman Islands exempted company (“Purchaser”), Wildfire New PubCo, Inc., a Delaware corporation and direct, wholly owned subsidiary of Purchaser (“New PubCo”), Wildfire Merger Sub I, Inc., a Delaware corporation and direct, wholly owned subsidiary of New PubCo (“Wildfire Merger Sub I”), Wildfire Merger Sub II, Inc., a Delaware corporation and direct, wholly owned subsidiary of New PubCo (“Wildfire Merger Sub II”), Wildfire Merger Sub III, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of New PubCo (“Wildfire Merger Sub III”), Wildfire GP Sub IV, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of New PubCo (“Wildfire GP Sub IV” and together with Wildfire Merger Sub I, Wildfire Merger Sub II and Wildfire Merger Sub III, the “Merger Subs”), BTOF (Grannus Feeder) – NQ L.P., a Delaware limited partnership (“Blocker”) and Bridger Aerospace Group Holdings, LLC, a Delaware limited liability company (the “Company”). Purchaser, New PubCo, the Merger Subs, Blocker and the Company are collectively referred to herein as the “Parties” and individually as a “Party.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Section 1.01.

RECITALS

WHEREAS, Purchaser is a blank check company incorporated in the Cayman Islands and formed to acquire one or more operating businesses through a business combination;

WHEREAS, New PubCo is a newly formed, wholly owned, direct subsidiary of Purchaser, and was formed for the purpose of the Transactions, including to act as the publicly traded company for the Company and its Subsidiaries (and their businesses) after the Closing;

WHEREAS, each of the Merger Subs is a newly formed, wholly owned, direct subsidiary of New PubCo, and was formed for the sole purpose of the Mergers;

WHEREAS, on the terms and subject to the conditions of this Agreement, the Parties intend to enter into a business combination transaction pursuant to which (i) Wildfire Merger Sub I will merge with and into Blocker and Wildfire GP Sub IV will become general partner of the surviving entity (the “First Merger”), with Blocker as the surviving entity of the First Merger, (ii) Wildfire Merger Sub II will merge with and into Purchaser (the “Second Merger”), with Purchaser as the surviving company of the Second Merger and (iii) Wildfire Merger Sub III will merge with and into the Company (the “Third Merger” and together with First Merger and Second Merger, the “Mergers”), with the Company as the surviving company of the Third Merger; following the Mergers, each of Blocker, Purchaser, and the Company shall be a subsidiary of New PubCo;

WHEREAS, prior to the date hereof, all of the issued and outstanding Series A-1 and Series A-2 preferred shares of the Company have been redeemed by the Company;

WHEREAS, prior to the First Effective Time, New PubCo shall amend and restate the certificate of incorporation of New PubCo to be substantially in the form of Exhibit A attached hereto (the “New PubCo Charter”);

WHEREAS, prior to the First Effective Time, New PubCo shall amend and restate the bylaws of New PubCo to be substantially in the form of Exhibit B attached hereto (the “New PubCo Bylaws”);

WHEREAS, the governing body of Blocker has unanimously (i) determined and declared it advisable to enter into this Agreement and each of the Transactions, including the First Merger, in accordance with the Delaware Limited Partnership Act (“DLPA”) and (ii) approved this Agreement and each of the Transactions, including the First Merger, in accordance with the DLPA and on the terms and subject to the conditions of this Agreement;

WHEREAS, the board of managers of the Company has unanimously (i) determined and declared it advisable, to enter into this Agreement and each of the Transactions, including the Third Merger, in accordance with the Delaware Limited Liability Company Act (the “DLLCA”) and other applicable Laws, (ii) approved this Agreement and each of the Transactions, including the Third Merger in accordance with the DLLCA, on the terms and subject to the conditions of this Agreement and (iii) recommended the approval and adoption of this Agreement and the transactions contemplated by the members of the Company;

WHEREAS, the board of directors of each Merger Sub has unanimously (i) determined that it is in the best interests of such Merger Sub and declared it advisable to enter into this Agreement and each of the Transactions, including the applicable Mergers in accordance with the DLLCA, the DLPA and the Delaware General Corporation Law (the “DGCL”), as applicable and (ii) approved this Agreement and each of the Transactions, including the applicable Mergers, in accordance with the DLLCA, the DLPA or the DGCL, as applicable, on the terms and subject to the conditions of this Agreement;

WHEREAS, New PubCo, in its capacity as the sole member or shareholder, as applicable, of each Merger Sub, has, by its execution and delivery hereof, approved and adopted this Agreement, the Mergers and the other Transactions in accordance with Section 251 of the DGCL and Section 18-402 of the DLLCA, as applicable (the “Merger Sub Approvals”);

WHEREAS, the board of directors of Purchaser has unanimously (i) determined that it is fair to and in the best interests of Purchaser, and declared it advisable, to enter into this Agreement providing for the Mergers in accordance with the applicable Laws, and to consummate the Transactions, (ii) approved this Agreement and the Transactions, including the Mergers, in accordance with the Companies Act, DGCL, DLPA and the DLLCA, as applicable, on the terms and subject to the conditions of this Agreement and (iii) adopted a resolution recommending the initial business combination with the Company be approved by the shareholders of Purchaser (the “Purchaser Board Recommendation”);

WHEREAS, the Company shall deliver to Purchaser (i) a written consent (the “Written Consent”) of its equity owners consenting to the terms of this Agreement (“Consenting Equityholders”) and approving the Transactions by the applicable requisite holders of the issued and outstanding equity interests of the Company within twenty-four (24) hours following the execution of this Agreement and (ii) written evidence reasonably satisfactory to Purchaser that such Consenting Equityholders are each an Accredited Investor (including by delivery of an Accredited Investor Questionnaire in the form attached hereto as Exhibit N (each, an “Accredited Investor Questionnaire”) completed in a manner reasonably satisfactory to Purchaser) within as soon as reasonably practicable following the execution of this Agreement;

WHEREAS, in connection with the consummation of the Transactions, including the Mergers, at or prior to the Closing, New PubCo will enter into (i) an Amended and Restated Registration Rights Agreement with certain stockholders of New PubCo substantially in the form of Exhibit C attached hereto (the “Registration Rights Agreement”) and (ii) a Stockholder Agreement with certain equityholders of the Company, substantially in the form of Exhibit D attached hereto (the “Stockholder Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement, Purchaser, each of its officers and directors and JCIC Sponsor LLC (the “Sponsor” and together with its officers and directors, “Sponsor Persons”) and New PubCo have entered into the Sponsor Agreement, pursuant to which, among other things, the Sponsor agreed to (i) the forfeiture of certain of its Purchaser Class B Ordinary Shares in the event shareholder redemptions in connection with the Transactions exceed specified levels, (ii) subject 20% of its Purchaser Class B Ordinary Shares (after taking into account any such forfeitures) to a performance-based vesting schedule, upon the terms and subject to the conditions set forth therein and (iii) agreed not to transfer any Purchaser Ordinary Shares or Purchaser Warrants until the earlier of the Closing and termination of this Agreement in accordance with its terms; and

WHEREAS, concurrently with the execution and delivery of this Agreement, (i) Bridger Aviation Services, LLC and Mountain Air, LLC (“Mountain Air”) have entered into an amendment to that certain Management Services Agreement, dated as of April 13, 2018 and (ii) Bridger Air Tanker, LLC and Northern Fire Management Services, LLC have entered into an amendment to that certain Support Services Agreement, dated as of April 22, 2019 (together, the “Services Agreement Amendments”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.01 Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Acquisition Transaction” has the meaning specified in Section 11.04(a).

“Accredited Investor Questionnaire” has the meaning set forth in the Recitals hereto.

“Action” means any claim, action, suit, complaint, assessment, audit, inquiry, investigation, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) or arbitration by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.

“Aggregate Common Stock Consideration” means an aggregate number of shares of New PubCo Common Stock equal to (i) (A) $724,600,000 minus (B) the aggregate Series C Preferred Stated Value (as defined in the Company LLC Agreement) on all Company Series C Preferred Shares outstanding as of immediately prior to the First Effective Time, plus all accrued and unpaid interest thereon since the end of the immediately preceding semi-annual Distribution Period (as defined in the Company LLC Agreement), minus (C) if the amount remaining in the Trust Account after allocating funds to the Purchaser Shareholder Redemption is less than $20,000,000, the excess of Company Transaction Expenses over $6,500,000, if any, divided by (ii) $10.00.

“Aggregate Series C Preferred Stock Consideration” means a number shares of New PubCo Series A Preferred Stock equal to the number of the Company Series C Preferred Shares outstanding as of immediately prior to the First Effective Time.

“Aggregate Transaction Consideration” has the meaning specified in Section 3.02(a).

“Agreement” has the meaning specified in the preamble hereto.

“Aircraft” means collectively an airframe, and the engine(s) and, if applicable, the propeller(s) attached to such airframe.

“Aircraft Object” means any airframe designed and intended to be used for air navigation purposes; any piston or turboprop aircraft engines rated for 550 or more takeoff horsepower; any turbojet aircraft engine rated for at least 1,750 lbs. of thrust; and any aircraft propeller rated to absorb 750 or more takeoff shaft horsepower.

“Aircraft Registration Certificate” means an FAA Standard Airworthiness Certificate (FAA Aeronautical Center Form 8050-3)

“Airworthiness Certificate” means an FAA Standard Airworthiness Certificate (FAA Aeronautical Center Form 8100-2) without restriction or limitation.

“Allocated Omnibus Awards” means any equity award with respect to the Company Common Shares granted following the date hereof and prior to the Closing pursuant to the Omnibus Incentive Plan in the form of “restricted share units” or similar full value equity equivalents.

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Governmental Official or representative of a Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Anti-Money Laundering Laws” means the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and any other foreign, federal, state, or local Laws relating to fraud or money laundering.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Audited Financial Statements” has the meaning specified in Section 5.08(a).

“BAGM” has the meaning specified in Section 3.03(b).

“Blocker Representations” means the representations and warranties of the Blocker, expressly and specifically set forth in Article VII of this Agreement, as qualified by the Blocker Schedules.

“Blocker Restructuring” means any direct or indirect sale, exchange, assignment, transfer, distribution, contribution or other disposition of Company Class B Common Shares (or any direct or indirect interests therein) or shares of New PubCo Common Stock (or any direct or indirect interests therein), whether in a single transaction or a series of related transactions, by any BTO Entity to any other BTO Entity.

“Blocker Schedules” means the disclosure schedules of Blocker.

“Book-Entry Shares” has the meaning specified in Section 3.04(b).

“BTO Entities” means (a) Blackstone Inc. or any Affiliate thereof, or (b) any entity, investment vehicle, account or fund that is directly or indirectly owned, managed or controlled by or under common control or ownership with Blackstone Inc. or any Affiliate thereof (including Blackstone Tactical Opportunities Advisors L.L.C.).

“Business Combination” has the meaning ascribed to such term in the Memorandum and Articles.

“Business Combination Proposal” has the meaning specified in Section 11.04(b).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Cape Town Convention” means collectively (i) the official English language text of the Convention on International Interests in Mobile Equipment, adopted on 16 November 2001, at a diplomatic conference in Cape Town, South Africa, as adopted by the United States of America; and (ii) the official English language text of the Protocol to the Cape Town Convention on matters specific to Aircraft Equipment.

“Certificates” has the meaning specified in Section 3.04(b).

“Closing” has the meaning specified in Section 4.01.

“Closing Date” has the meaning specified in Section 4.01.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Company” has the meaning specified in the preamble hereto.

“Company Benefit Plan” has the meaning specified in Section 5.13(a).

“Company Class A Common Shares” means the Class A common shares of the Company.

“Company Class B Common Shares” means the Class B common shares of the Company.

“Company Class C Common Shares” means the Class C common shares of the Company.

“Company Class D Common Shares” means the Class D common shares of the Company.

“Company Common Shares” means the Company Class A Common Shares, the Company Class B Common Shares, the Company Class C Common Shares and the Company Class D Common Shares.

“Company Cure Period” has the meaning specified in Section 13.01(b).

“Company Employees” has the meaning specified in Section 5.14(a).

“Company Excluded Shares” means, without duplication, (i) Company Shares (if any) that are held in the treasury of the Company or its Subsidiaries and (ii) Company Shares that are owned by Purchaser or any of its Affiliates, in each case, at the Third Effective Time.

“Company Financing Agreements” means (i) the Municipal Bonds, (ii) the Loan Agreement by and between Bridger Aviation Services, LLC and Rocky Mountain Bank, dated February 3, 2020, (iii) the Loan Agreement by and between Bridger Air Tanker 1, LLC and Live Oak Banking Company, dated May 19, 2020, (iv) Promissory Note by and between Bridger Air Tanker 1, LLC and Live Oak Banking Company, dated August 21, 2020, (v) the Loan Agreement by and between Bridger Air Tanker 2, LLC and Live Oak Banking Company, dated August 10, 2020, (vi) Promissory Note by and between Bridger Air Tanker 2, LLC and Live Oak Banking Company, dated October 1, 2020, (vii) the Construction Loan Agreement by and between Bridger Solutions International, LLC and Rocky Mountain Bank, dated September 30, 2019, (viii) Premium Finance Agreement by and among Lockton Companies, LLC, ElementCompany, Inc. and Bridger Aerospace Group Holdings, LLC, dated December 6, 2021 and (ix) all financing arrangements with First Interstate Bank.

“Company Intellectual Property” means all Owned Intellectual Property and Licensed Intellectual Property.

“Company LLC Agreement” means the Fifth Amended and Restated Limited Liability Company Agreement, effective April 25, 2022.

“Company Parties” means the Company and its Subsidiaries.

“Company Preferred Shares” means the Company Series C Preferred Shares.

“Company Representations” means the representations and warranties of the Company Parties, expressly and specifically set forth in Article V of this Agreement, as qualified by the Company Schedules.

“Company Schedules” means the disclosure schedules of the Company Parties.

“Company Series C Preferred Shares” means the Series C preferred shares of the Company.

“Company Shares” means the Company Common Shares and the Company Preferred Shares.

“Company Software” means all Software owned or purported to be owned by any of the Company Parties.

“Company Subsidiary Securities” has the meaning specified in Section 5.07.

“Company Transaction Consideration” means the Aggregate Common Stock Consideration plus the Aggregate Series C Preferred Stock Consideration.

“Company Transaction Expenses” means the aggregate of fees and expenses for legal counsel, accounting advisors, external auditors and financial advisors incurred by Blocker or any other BTO Entity, the Company or its Subsidiaries, in each case, in connection with the Transactions.

“Confidentiality Agreement” has the meaning specified in Section 14.09.

“Contract of Sale” has the meaning given to the term in the Cape Town Convention.

“Contracts” means any legally binding contracts, agreements, arrangements, subcontracts, leases, purchase orders, bonds, notes, indentures, mortgages, debt instruments, licenses or other instruments or obligations of any kind.

“Copyleft License” means any license that requires, as a condition to the use, modification or distribution of any Open Source Software, that any Intellectual Property that is incorporated into, derived from, based on, linked to, or used, distributed or made available with such Open Source Software, be licensed, distributed, or otherwise made available: (a) in source code form; (b) under terms that permit redistribution, reverse engineering or creation of derivative works or other modification of any of the foregoing Intellectual Property; or (c) without a license fee.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other epidemics, pandemics or disease outbreaks.

“D&O Tail” has the meaning specified in Section 8.07(b).

“Data” means all databases and compilations, including any and all data and collections of data whether machine readable or otherwise.

“DGCL” has the meaning specified in the Recitals hereto.

“DLLCA” has the meaning specified in the Recitals hereto.

“DLPA” has the meaning specified in the Recitals hereto.

“DOT” means the United States Department of Transportation or any successor agency.

“DTC” has the meaning specified in Section 3.04(b).

“Effective Times” has the meaning specified in Section 2.01(c).

“Enforceability Exceptions” has the meaning specified in Section 5.03.

“Environmental Laws” means any and all applicable Laws relating to pollution or protection of the environment (including natural resources), human health and safety as related to exposure to Hazardous Materials, or the use, storage, emission, disposal or release of Hazardous Materials.

“ERISA” has the meaning specified in Section 5.13(a).

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company is treated as a single employer under Section 414 of the Code or Section 4001(b)(1) of ERISA.

“ESPP” has the meaning specified in Section 8.06.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 3.04(a).

“Exchange Fund” has the meaning specified in Section 3.04(a).

“Extension” has the meaning specified in Section 9.01(c).

“FAA” means the United States Federal Aviation Administration or any successor agency.

“FAA Civil Aviation Registry” means the FAA Civil Aviation Registry, Aircraft Registration Branch, Mike Monroney Aeronautical Center, 6500 South MacArthur Boulevard, Oklahoma City, Oklahoma 73169.

“FAR” means collectively the Aeronautics Regulations of the FAA and the DOT, as codified at Title 14, Parts 1 to 399 of the United States Code of Federal Regulations.

“Financial Statements” has the meaning specified in Section 5.08(a).

“First Certificate of Merger” has the meaning specified in Section 2.01(a).

“First Effective Time” has the meaning specified in Section 2.01(a).

“First Surviving Limited Partnership” means the surviving entity following the First Merger.

“Founder Warrants” means the private placement Purchaser Warrants purchased by Sponsor in connection with Purchaser’s initial public offering.

“Fully Diluted Shares” means the sum of (without duplication) the aggregate number of Company Common Shares issued and outstanding (excluding any Company Common Shares held by the Company in its treasury and any Allocated Omnibus Awards) as of immediately prior to the First Effective Time.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Government Contract” means any Contract in which the counterparty or the ultimate customer is, or the work performed under such contract was funded by, a Governmental Authority.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Filing” has the meaning specified in Section 5.05.

“Governmental Official” means any officer or employee of a Governmental Authority or any department, agency, or instrumentality thereof, including any political subdivision, sovereign wealth fund, or any corporation or other Person owned or controlled in whole or in part by any Governmental Authority or department, agency, or instrumentality thereof, or of a public international organization, or any Person acting in an official capacity for or on behalf of any such Governmental Authority or department, agency, or instrumentality thereof, or for or on behalf of any public international organization.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or otherwise classified as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar meaning or effect) under applicable Environmental Laws as well as petroleum, petroleum by-products, per- and polyfluoroalkyl substances, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, or pesticides.

“Helena FSDO” has the meaning specified in Section 8.11.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“ICE” has the meaning specified in Section 5.14(h).

“Indebtedness” means, with respect to any Person as of any time, without duplication, (a) all indebtedness for borrowed money of such Person or indebtedness issued by such Person in substitution or exchange for borrowed money, (b) indebtedness evidenced by any note, bond, debenture or other debt security, in each case, as of such time of such Person, (c) obligations of such Person for the deferred purchase price of property or other services (other than trade payables incurred in the ordinary course of business), (d) all obligations as lessee that are required to be capitalized in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, to the extent drawn or claimed against, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, (g) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person, (h) all interest expense accrued but unpaid on or related to any note, bond, or other equity or debt security or instrument, (i) any obligations in respect of declared but unpaid dividends and (j) all obligations of the type referred to in clauses (a)—(i) of this definition of any other Person, the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations. Notwithstanding anything to the contrary contained herein, “Indebtedness” of any Person shall not include any item that would otherwise constitute “Indebtedness” of such Person that is an obligation between such Person and any wholly owned Subsidiary of such Person or between any two or more wholly owned Subsidiaries of such Person in the ordinary course of business.

“Indemnitee Affiliate” has the meaning specified in Section 8.07(c).

“Intellectual Property” means all intellectual property and industrial property, and all corresponding rights, in any jurisdiction throughout the world, including all: (a) patents and patent applications, and all continuations, divisionals, continuations-in-part, reexaminations, extensions, renewals, substitutions and reissues of any of the foregoing; (b) trademarks, service marks, trade names, brand names, trade dress, logos, corporate names and other indicia of source or origin, and all registrations, applications, renewals and extensions of any of the foregoing, together with all goodwill associated with any of the foregoing (collectively, “Trademarks”); (c) Internet domain names; (d) copyrights and works of authorship, and all registrations, applications, reversions, extensions and renewals of any of the foregoing, and all moral rights, however denominated; (e) trade secrets, confidential know-how and other confidential information (collectively, “Trade Secrets”); and (f) Technology.

“Intended Tax Treatment” has the meaning specified in Section 11.05(b).

“Interim Financial Statements” has the meaning specified in Section 5.08(a).

“Interim Period” has the meaning specified in Section 8.01.

“International Interest” and “Prospective International Interest” have the meanings given to those terms in the Cape Town Convention.

“International Registry” means the International Registry of Mobile Assets located in Dublin, Ireland, established pursuant to the Cape Town Convention.

“IT Systems” means all computer systems, information technology systems, Software, servers, networks, databases, network equipment, websites, and other computer hardware and equipment owned, leased, licensed, controlled or used by or on behalf of any of the Company Parties.

“Law” means any statute, law, ordinance, rule, treaty, code, directive, regulation, Governmental Order or legal requirement (including the common law), in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased by any of the Company Parties.

“Leases” has the meaning specified in Section 5.18(a).

“Letter of Transmittal” has the meaning specified in Section 3.04(b).

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind or nature whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated, unliquidated or otherwise, and whether due or to become due, and regardless of when or by whom asserted.

“Licensed Intellectual Property” has the meaning specified in Section 5.20(b).

“Lien” means any mortgage, charge, claim, registration, defect in title, contingent right, deed of trust, license, covenant, pledge, hypothecation, encumbrance, easement, option, right of first refusal, security interest or other lien of any kind, and, for the avoidance of doubt, shall include with respect to the provisions of Section 5.29, any lien, mortgage, security interest, lease, trust, International Interest, Prospective International Interest, conditional sales contract, charge, claim, or other encumbrance, including mechanics liens, fuel liens, airport liens, customs and import duties, liens for taxes (whether assessed or assessable), whether filed or unfiled, or recorded with the FAA Civil Aviation Registry, the International Registry or other governmental agency, or unrecorded, or known or unknown, or choate or inchoate, or perfected or unperfected.

“Material Adverse Effect” means, with respect to the Company, any event, circumstance, change or effect that, individual or in the aggregate with all other events, circumstances, changes and effects, (i) has or would reasonably be expected to have a material adverse effect on the business, results of operations, assets, liabilities, operations or financial condition of the Company Parties, taken as a whole or (ii) would reasonably be expected to prevent, materially delay or materially impede the performance by the Company of its obligations under this Agreement or the consummation of the Mergers; provided, however, that, with respect to subparagraph (i), in no event shall any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” on the results of operations or financial condition of the Company

Parties, taken as a whole: (a) any change in applicable Laws or GAAP or any interpretation thereof, (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (c) the announcement or the execution of this Agreement, the pendency or consummation of the Mergers or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees, (d) any change generally affecting any of the industries or markets in which any of the Company Parties operate or the economy as a whole, (e) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of God or other force majeure event, (f) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack, upon any Person or country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (g) any failure of the Company Parties, taken as a whole, to meet any projections, forecasts or budgets; provided, that clause (g) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect) and (h) COVID-19 or any Law, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, changes to business operations, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any change in such Law, directive, pronouncement or guideline or interpretation thereof following the date of this Agreement or the any of the Company Party’s compliance therewith; provided that in the case of clauses (a), (b), (d), (e), (f) and (h), such changes may be taken into account to the extent (but only to the extent) that such changes have had a disproportionate impact on the Company Parties, taken as a whole, as compared to other industry participants.

“Material Contracts” has the meaning specified in Section 5.12(a).

“Memorandum and Articles” means the Amended and Restated Memorandum and Articles of Association of Purchaser, dated as of September 21, 2020, as amended and in effect on the date hereof.

“Mergers” has the meaning specified in the Recitals hereto.

“Merger Sub Approvals” has the meaning specified in the Recitals hereto.

“Merger Subs” has the meaning specified in the preamble hereto.

“Modification in Recommendation” has the meaning specified in Section 11.03(b).

“Mountain Air” has the meaning specified in the Recitals hereto.

“Municipal Bond” means that certain Amended and Restated Loan Agreement, dated as of July 1, 2022, by and among Gallatin County, Montana, a county and political subdivision of the State of Montana, Bridger Aerospace Group, LLC, a Delaware limited liability company, Bridger Air Tanker, LLC, a Montana limited liability company, Bridger Air Tanker 3, LLC, a Montana limited liability company, Bridger Air Tanker 4, LLC, a Montana limited liability company, Bridger Air Tanker 5, LLC, a Montana limited liability company, Bridger Air Tanker 6, LLC, a Montana limited liability company, Bridger Air Tanker 7, LLC, a Montana limited liability company, Bridger Air Tanker 8, LLC, a Montana limited liability company, Bridger Solutions International 1, LLC, a Montana limited liability company and Bridger Solutions International 2, LLC, a Montana limited liability company.

“New PubCo Award” means a restricted share unit award granted under the Omnibus Incentive Plan of New PubCo (including, for the avoidance of doubt, Allocated Omnibus Awards that convert into awards of New PubCo restricted share units pursuant to the terms and conditions of the Third Merger).

“New PubCo Bylaws” has the meaning specified in the Recitals hereto.

“New PubCo Charter” has the meaning specified in the Recitals hereto.

“New PubCo Common Stock” means the common stock of New PubCo.

“New PubCo Series A Preferred Stock” means the Series A preferred stock of New PubCo.

“New PubCo Warrants” has the meaning specified in Section 3.02(e).

“NASDAQ” means the Nasdaq Capital Market.

“Omnibus Incentive Plan” has the meaning specified in Section 8.05.

“On-Demand Operations” shall have the same meaning given the term in Section 119.3 of the FAR.

“Open Source Software” means any Software that is licensed, provided, distributed or made available as “free software,” “open source software,” “copyleft software,” “freeware” or “shareware” or similar licensing or distribution models, including Software licensed pursuant to the GNU General Public License, the GNU Library General Public License, the GNU Lesser General Public License, the Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, any Creative Commons “sharealike” license, or any license that is, or is substantially similar to, a license now or in the future approved by the Open Source Initiative.

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by any of the Company Parties.

“Part 135 Certificate” means that certain Air Carrier Certificate issued to Mountain Air, LLC by the FAA pursuant to Part 119 of the FAR and bearing certificate number 4GIA1410, together with all other certificates, registrations (including registration with the DOT as an air taxi operator), and documents (including, without limitation, operations specifications) required in order that Mountain Air may lawfully conduct On-Demand Operations in common carriage in accordance with the applicable requirements of Part 135 of the FAR.

“Part 137 Certificate” means that certain Operating Certificate issued to Bridger Air Tanker, LLC by the FAA pursuant to Part 137 of the FAR and bearing certificate number 8R6G132Q, together with all other certificates, registrations and documents required in order that Bridger Air Tanker, LLC may lawfully conduct commercial agricultural aircraft operations in accordance with the applicable requirements of Part 137 of the FAR.

“Part 145 Certificate” means that certain Air Agency Certificate issued to Bridger Aviation Repair, LLC, d/b/a Bridger Aerospace, by the FAA pursuant to Part 145 of the FAR and bearing certificate number 8G9R705D, with limited airframe, limited engine, limited radio, and limited instrument ratings, together with all other certificates, registrations and documents (including, without limitation, operations specifications) required in order that Bridger Aviation Repair, LLC, d/b/a Bridger Aerospace may lawfully operate an aircraft repair station in accordance with the applicable requirements of Part 145 of the FAR.

“Party” has the meaning specified in the preamble hereto.

“PCAOB” means the Public Company Accounting Oversight Board.

“Per Share Common Stock Consideration” means the Aggregate Common Stock Consideration, divided by the number of Fully Diluted Shares.

“Permits” has the meaning specified in Section 5.11.

“Permitted Liens” means (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, that relate to amounts not yet delinquent or that are being contested in good faith through appropriate Actions, in each case only to the extent appropriate reserves have been established in accordance with GAAP, (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions for which appropriate reserves have been established in accordance with GAAP, (d) Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that (i) are matters of record, (ii) would be disclosed by a current, accurate survey or physical inspection of such real property, or (iii) do not materially interfere with the present uses of such real property, (e) non-exclusive licenses of Intellectual Property granted by any of the Company Parties to its customers in the ordinary course of business, (f) Liens securing any Indebtedness of the Company Parties (including Indebtedness incurred pursuant to any the Company Financing Agreement), (g) zoning, building codes and other land use restrictions, environmental regulations, survey exceptions, utility easements, rights of way, and other Liens regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property and which are not violated by the current use or occupancy of such real property or the operation of the businesses of the Company Parties or any violation of which would not be material to the Company and its Subsidiaries or their respective operations and (h) Liens described on Schedule 1.01(a) of the Company Schedules.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means all information in any form or media that identifies, could be used to identify or is otherwise related to an individual person (including any current, prospective, or former customer, end user or employee), in addition to any definition for “personal information” or any similar term provided by applicable Law or by any of the Company Parties in any of their respective privacy policies, notices or contracts (e.g., “personal data,” “personally identifiable information” or “PII”).

“Personnel IP Contracts” has the meaning specified in Section 5.20(c).

“Policies” has the meaning specified in Section 5.16.

“Pre-Closing Holders” means all Persons who hold one or more Company Common Shares, Allocated Omnibus Awards or Company Series C Preferred Shares, in each case as of immediately prior to the Third Effective Time.

“Privacy Laws” means any and all applicable Laws, legal requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical or administrative), disposal, destruction, disclosure or transfer (including cross-border) of any Personal Information, including the Federal Trade Commission Act, California Consumer Privacy Act (CCPA), Payment Card Industry Data Security Standard (PCI-DSS), EU General Data Protection Regulation (GDPR), and any and all applicable Laws relating to breach notification, the use of biometric identifiers, or the use of Personal Information for marketing purposes.

“Privacy Requirements” means all applicable Privacy Laws and all of the Company Parties’ respective policies, notices, and contractual obligations relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information.

“Prospectus” means the prospectus included in the Registration Statement with respect to shares of the New PubCo Common Stock and New PubCo Warrants to be offered and issued to (i) the Purchaser Shareholders, holders of Purchaser Public Warrants and (ii) holders of Company Shares that did not execute the Written Consent.

“Proxy Statement” means the proxy statement of Purchaser included in the Registration Statement to be used for the Special Meeting to approve the Purchaser Shareholder Matters (which shall also provide the Purchaser Shareholders with the opportunity to redeem their Purchaser Ordinary Shares in conjunction with a shareholder vote on the Transactions contemplated herein, including the Mergers).

“Purchaser” has the meaning specified in the preamble hereto.

“Purchaser Affiliate Agreement” has the meaning specified in Section 6.16.

“Purchaser Board Recommendation” has the meaning specified in the Recitals hereto.

“Purchaser Class A Ordinary Shares” means the Class A ordinary shares, par value $0.0001 per share, of Purchaser.

“Purchaser Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of Purchaser.

“Purchaser Cure Period” has the meaning specified in Section 13.01(c).

“Purchaser Excluded Shares” means, without duplication, (i) Purchaser Ordinary Shares for which Redemption Rights have been exercised in connection with the Purchaser Shareholder Redemption, (ii) Purchaser Ordinary Shares (if any), that, at the Effective Time, are held in the treasury of Purchaser and (iii) Purchaser Ordinary Shares (if any), that are owned by the Company Parties.

“Purchaser Ordinary Shares” means Purchaser Class A Ordinary Shares and Purchaser Class B Ordinary Shares.

“Purchaser Organizational Documents” means the Purchaser’s Amended and Restated Memorandum and Articles of Association, as amended and in effect on the date hereof.

“Purchaser Parties” means Purchaser, New PubCo and the Merger Subs.

“Purchaser Preferred Stock” has the meaning specified in Section 6.13(a).

“Purchaser Public Warrant” means a Purchaser Warrant, a fraction of which was issued as part of a unit, comprised of one share of Purchaser Class A Ordinary Shares and one-half of one Purchaser Warrant, in Purchaser’s initial public offering.

“Purchaser Representations” means the representations and warranties of Purchaser Parties expressly and specifically set forth in Article VI of this Agreement, as qualified by the Purchaser Schedules.

“Purchaser Schedules” means the disclosure schedules of Purchaser Parties.

“Purchaser Shareholder Matters” has the meaning specified in Section 11.03(a)(i).

“Purchaser Shareholder Redemption” has the meaning specified in Section 11.03(a)(i).

“Purchaser Shareholders” means the holders of Purchaser Ordinary Shares.

“Purchaser Warrant” means a warrant that entitles the holder to purchase one share of Purchaser Class A Ordinary Share at a price of $11.50 per share.

“Redemption Rights” means the redemption rights provided in Section 8 of the Memorandum and Articles.

“Redemption Shares” has the meaning specified in Section 3.02(c).

“Registered Intellectual Property” means all patents, patent applications, Trademark registrations, applications for Trademark registration, copyright registrations, applications for copyright registration and Internet domain names, in each case, owned or purported to be owned by any of the Company Parties.

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement” means the registration statement on Form S-4 of New PubCo with respect to the registration of shares of the New PubCo Common Stock and New PubCo Warrants to be issued in connection with the Transactions, including the Prospectus.

“Regulatory Consent Authorities” means the Governmental Authorities with jurisdiction over enforcement of any applicable Law.

“Related Party Contracts” has the meaning specified in Section 5.25.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, lenders and consultants of such Person.

“Schedules” means the Company Schedules, the Purchaser Schedules and the Blocker Schedules.

“SEC” means the United States Securities and Exchange Commission.

“SEC Clearance Date” means, with respect to the Registration Statement, the date on which the SEC has declared the Form S-4 effective and has previously confirmed that it has no further comments on such Registration Statement.

“SEC Reports” has the meaning specified in Section 6.10(a).

“Second Certificate of Merger” has the meaning specified in Section 2.01(b).

“Second Effective Time” has the meaning specified in Section 2.01(b).

“Second Surviving Company” means the surviving company following the Second Merger.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Seller Group” has the meaning specified in Section 11.05(e).

“Services Agreement Amendments” has the meaning specified in the preamble hereto.

“Software” means all: (a) software or computer programs of any type, including all software implementations of algorithms, models and methodologies, whether in source code, object code, human readable form or other form; (b) descriptions, flow-charts and other work product used to design, plan, organize or develop any of the foregoing; (c) user interfaces, report formats, firmware and development tools; (d) data, databases and compilations of data, including all data and collections of data, whether machine readable or otherwise; and (e) documentation and other materials related to any of the foregoing, including user manuals and training materials.

“Special Meeting” means an extraordinary general meeting of the holders of Purchaser Ordinary Shares to be held for the purpose of approving the Purchaser Shareholder Matters.

“Specified Blocker Representations” has the meaning specified in Section 12.02(a)(v).

“Specified Representations” has the meaning specified in Section 12.02(a)(i).

“Specified Subs” has the meaning specified in Section 5.02.

“Sponsor” has the meaning specified in the Recitals hereto.

“Sponsor Agreement” means that certain Sponsor Agreement, dated as of the date hereof, among Purchaser, New PubCo and the Sponsor Persons.

“Sponsor Persons” has the meaning specified in the Recitals hereto.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Surviving Companies” means the First Surviving Limited Partnership, the Second Surviving Company and the Third Surviving Company.

“Surviving Provisions” has the meaning specified in Section 13.02.

“Tangible Company Property” has the meaning specified in Section 5.19.

“Tax” means (i) any and all federal, state, provincial, territorial, local, foreign and other net income tax, alternative or add-on minimum tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax), or other assessments, including ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, imposts, levies, contributions, value added, estimated, customs duties, and sales or use tax, or other tax of any kind or charge of any kind in the nature of (or similar to) taxes whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and (ii) any liability for the payment of any amounts of the type described in clause (i) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person’s taxes as a transferee or successor, by contract or otherwise.

“Tax Officer’s Certificates” has the meaning specified in Section 11.05(e).

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Technology” means all technology, Software, information, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of any of the foregoing, in any form whether or not specifically listed herein.

“Terminating Company Breach” has the meaning specified in Section 13.01(b).

“Terminating Purchaser Breach” has the meaning specified in Section 13.01(c).

“Termination Date” has the meaning specified in Section 13.01(b).

“Third Certificate of Merger” has the meaning specified in Section 2.01(c).

“Third Effective Time” has the meaning specified in Section 2.01(c).

“Third Surviving Company” means the surviving company following the Third Merger.

“Top Customers” has the meaning specified in Section 5.26.

“Top Vendors” has the meaning specified in Section 5.26.

“Transaction Agreements” means this Agreement, the Registration Rights Agreement, the Stockholder Agreement, the Sponsor Agreement, New PubCo Bylaws, New PubCo Charter, and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transactions” means the transactions contemplated by this Agreement, including the Mergers.

“Transfer Taxes” has the meaning specified in Section 11.05(a).

“Treasury Regulations” means the regulations, including proposed and temporary regulations, promulgated under the Code.

“Trust Account” has the meaning specified in Section 6.08(a).

“Trust Agreement” has the meaning specified in Section 6.08(a).

“Trustee” has the meaning specified in Section 6.08(a).

“Warrant Agreement” means that certain Warrant Agreement, dated as of January 26, 2021, between Purchaser and Continental Stock Transfer & Trust Company, a New York corporation.

“WARN Act” has the meaning specified in Section 5.14(g).

“Written Consent” has the meaning specified in the Recitals hereto

Section 1.02 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, and (vii) the phrase “to the extent” means the degree to which a thing extends (rather than if).

(b) When used herein, “ordinary course of business” means, with respect to any Person, an action taken, or omitted to be taken, in the ordinary and usual course of such Person’s and its Subsidiaries’ business, consistent with past practice (including, for the avoidance of doubt, actions taken in light of COVID-19, but only to the extent such actions are reasonably appropriate in light of the circumstances).

(c) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(d) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(e) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(f) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(g) Unless context otherwise requires, all accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(h) The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than 9:00 a.m. on the day immediately prior to the date of this Agreement to the Party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company in connection with this Agreement or (ii) by delivery to such Party or its legal counsel via electronic mail or hard copy form.

Section 1.03 Knowledge. As used herein, the phrase “to the knowledge” shall mean the actual knowledge after reasonable inquiry, of the persons set forth on Schedule 1.03(a) of the Company Schedules and, in the case of Purchaser, the persons set forth on Schedule 1.03(b) of the Purchaser Schedules, and, in the case of Blocker, the persons set forth on Schedule 1.03(c) of the Blocker Schedules.

Section 1.04 Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding Company Shares or Purchaser Ordinary Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of the Company Shares or Purchaser Ordinary Shares, as applicable, will be appropriately adjusted to provide to the holders of Company Shares or the holders of Purchaser Ordinary Shares, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.04 shall not be construed to permit the Company or Purchaser and their respective Subsidiaries to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

ARTICLE II

MERGERS

Section 2.01 The Mergers.

(a) On the terms and subject to the conditions set forth herein, on the Closing Date, Blocker and Wildfire Merger Sub I shall cause the First Merger to be consummated by filing a certificate of merger in substantially the form of Exhibit E attached hereto (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL and the DLPA (the time of such filing, or such later time as may be agreed in writing by the Company and Purchaser and specified in the First Certificate of Merger, being the “First Effective Time”).

(b) Following the First Merger, on the terms and subject to the conditions set forth herein, on the Closing Date, Purchaser and Wildfire Merger Sub II shall cause the Second Merger to be consummated by filing a certificate of merger in substantially the form of Exhibit F attached hereto (the “Second Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL and a Plan of Merger (as defined below) with the Registrar of Companies in the Cayman Islands in accordance with the Companies Act (the time of such filing, or such later time as may be agreed in writing by the Company and Purchaser and specified in the Second Certificate of Merger and Plan of Merger in accordance with the Companies Act, being the “Second Effective Time”). Subject to this Agreement, on the Closing Date, the Purchaser and Wildfire Merger Sub II shall execute a plan of merger (the “Plan of Merger”) in form reasonably acceptable to the Company and Purchaser and such parties shall file the Plan of Merger and other documents required under the Companies Act to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the Companies Act.

(c) Following the Second Merger, on the terms and subject to the conditions set forth herein, on the Closing Date, the Company and Wildfire Merger Sub III shall cause the Third Merger to be consummated by filing a certificate of merger in substantially the form of Exhibit G attached hereto (the “Third Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DLLCA (the time of such filing, or such later time as may be agreed in writing by the Company and Purchaser and specified in the Third Certificate of Merger, being the “Third Effective Time” and with the First Effective Time and the Second Effective Time, the “Effective Times”). The Parties agree that the Effective Times may be extended with the agreement of the Parties as deemed necessary to comply with or take account applicable Law, or as may otherwise be considered economically beneficial for the Parties.

(d) At the applicable Effective Times, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the Companies Act, DLPA, DLLCA and the DGCL, (i) the separate corporate existence of Wildfire Merger Sub I shall cease and Blocker shall continue as the First Surviving Limited Partnership after the First Merger and as a subsidiary of New PubCo, (ii) the separate corporate existence of Wildfire Merger Sub II shall cease and Purchaser shall continue as the Second Surviving Company after the Second Merger and as a direct, wholly owned subsidiary of New PubCo and (iii) the separate corporate existence of Wildfire Merger Sub III shall cease and the Company shall continue as the Third Surviving Company after the Third Merger and as a direct, wholly owned subsidiary of New PubCo.

Section 2.02 Effect of the Merger.

At the applicable Effective Time, the effect of each Merger shall be as provided in this Agreement, the applicable Certificate of Merger, the Plan of Merger, as applicable, and the applicable provisions of the Companies Act, DLPA, DLLCA and DGCL. Without limiting the generality of the foregoing, and subject thereto, at the applicable Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the applicable Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the applicable Surviving Company, which shall include the assumption by the applicable Surviving Company of any and all agreements, covenants, duties and obligations of the applicable Merger Sub set forth in this Agreement to be performed after the applicable Effective Time.

Section 2.03 Governing Documents; Directors and Officers.

(a) Subject to obtaining the approval of Purchaser Shareholder Matters and prior to the First Effective Time, the certificate of incorporation and bylaws of New PubCo shall be amended to be substantially in the form of Exhibit A and Exhibit B attached hereto, respectively.

(b) At the First Effective Time, the certificate of limited partnership of the First Surviving Limited Partnership shall be amended to read substantially in the form of Exhibit H attached hereto. Wildfire GP Sub IV shall be the general partner of the First Surviving Limited Partnership immediately after the First Effective Time.

(c) Subject to obtaining the approval of Purchaser Shareholder Matters, at the Second Effective Time, the memorandum and articles of association of the Second Surviving Company shall be amended and restated to read substantially in the form of the memorandum and articles of association of Purchaser attached as Exhibit I hereto. At the Second Effective Time, the individuals set forth on Schedule 2.03(c) of the Company Schedules shall be the board of directors and officers of the Second Surviving Company.

(d) At the Third Effective Time, the limited liability company agreement of the Third Surviving Company shall be amended to read substantially in the form of Exhibit J attached hereto. At the Third Effective Time, the board of directors and officers of the Company shall be the board of directors and officers of the Third Surviving Company.

Section 2.04 Further Assurances. If, at any time after the Effective Times, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Companies with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Purchaser, the Company or the Merger Subs, the applicable directors, officers, members and managers of Purchaser, the Company and the Merger Subs (or their designees) are fully authorized in the name of their respective corporations/companies or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE III

TRANSACTION CONSIDERATION; CONVERSION OF SECURITIES

Section 3.01 Effect of the First Merger(a) . On the terms and subject to the conditions set forth herein, at the First Effective Time, by virtue of the First Merger and without any action on the part of any Party or the holders of any securities of Blocker or Wildfire Merger Sub I, the following shall occur: (a) the partnership interests of Blocker outstanding immediately prior to the First Effective Time shall be converted into the right to receive an aggregate number of shares of New PubCo Common Stock equal to the product of (x) the Per Share Common Stock Consideration and (y) the number of Company Class B Common Shares held by Blocker immediately prior to the First Effective Time, which consideration shall be allocated among the holders of the general partnership interests and limited partnership interests of Blocker (as of immediately prior to the First Effective Time) as contemplated in a written notice to be delivered by Blocker to New PubCo and the Company no later than five (5) Business Days prior to the Closing and (b) the outstanding common stock of Wildfire Merger Sub I shall be converted into and become general partnership and limited partnership interests of First Surviving Limited Partnership, which shall constitute one hundred percent (100%) of the outstanding equity of First Surviving Limited Partnership, to be owned by Wildfire GP Sub IV and New PubCo as provided in an amended and restated limited partnership agreement of First Surviving Limited Partnership in the form to be mutually agreed upon by Purchaser, the Company and Blocker in good faith prior to the Closing.

Section 3.02 Effect of the Second Merger. On the terms and subject to the conditions set forth herein, at the Second Effective Time, by virtue of the Second Merger and without any further action on the part of any Party or the holders of any securities of Purchaser, the following shall occur:

(a) Each Purchaser Ordinary Share issued and outstanding immediately prior to the Second Effective Time (other than Purchaser Excluded Shares) shall be converted into, and the holders of Purchaser Ordinary Shares shall be entitled to receive for each Purchaser Ordinary Share (other than Purchaser Excluded Shares), one validly issued, fully paid and nonassessable share of New PubCo Common Stock (“Purchaser Transaction Consideration” and together with the Company Transaction Consideration, the “Aggregate Transaction Consideration”). All such Purchaser Ordinary Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist.

(b) Each share of common stock of Wildfire Merger Sub II issued and outstanding immediately prior to the Second Effective Time, shall be converted into and become one validly issued, fully paid and nonassessable ordinary share of the Second Surviving Company. From and after the Effective Time, all certificates representing the common stock of Wildfire Merger Sub II, shall be deemed for all purposes to represent the number of ordinary shares of the Second Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(c) Each Purchaser Excluded Share issued and outstanding immediately prior to the Second Effective Time with respect to which a Purchaser shareholder has validly exercised its Redemption Rights (collectively the “Redemption Shares”) shall not be converted into and become a share of New PubCo Common Stock, and shall at the Second Effective Time be converted into the right to receive from the Second Surviving Company, in cash, an amount per share calculated in accordance with such shareholder’s Redemption Rights. As promptly as practicable after the Second Effective Time, the Second Surviving Company shall cause such cash payments to be made in respect of each such Redemption Share. As of the Second Effective Time, all such Redemption Shares shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a Redemption Share (or related certificate or book-entry shares) shall cease to have any rights with respect thereto, except the right to receive the cash payments from Purchaser referred to in the immediately preceding sentence.

(d) Each Purchaser Excluded Share other than Redemption Shares shall be cancelled and no consideration shall be paid or payable with respect thereto.

(e) New PubCo shall assume the Warrant Agreement. At the Second Effective Time, by virtue of the Second Merger and the assumption of the Warrant Agreement by New PubCo and without any action on the part of any holder of Purchaser Warrants, each Purchaser Warrant that is outstanding immediately prior to the Second Effective Time shall, pursuant to and in accordance with Section 4 of the Warrant Agreement, automatically and irrevocably be modified to provide that such Purchaser Warrant shall no longer entitle the holder thereof to purchase the number of Purchaser Ordinary Shares set forth therein and in substitution thereof such Purchaser Warrant shall entitle the holder thereof to acquire such number of shares New PubCo Common Stock per Purchaser Warrant, subject to adjustments as provided in Section 4 and the last sentence of Section 3.1 of the Warrant Agreement, that such holder was entitled to acquire pursuant to the terms and conditions of the Warrant Agreement. The parties shall cause the Warrant Agreement to be amended as of immediately prior to the Second Effective Time to the extent necessary to give effect to this Section 3.02(e), with the effect that the Purchaser Warrants outstanding immediately prior to the Effective Time will be exchanged for warrants to purchase New PubCo Common Stock (“New PubCo Warrants”).

Section 3.03 Effect of the Third Merger. On the terms and subject to the conditions set forth herein, at the Third Effective Time, by virtue of the Third Merger and without any action of any Party or the holders of any securities of the Company or Wildfire Merger Sub III, the following shall occur:

(a) No later than five Business Days prior to the Closing Date, the Company shall deliver to Purchaser an allocation (the “Allocation Schedule”) setting forth: (i) the mailing addresses, telephone numbers and email addresses for each Pre-Closing Holder, (ii) the number and class of equity securities or Allocated Omnibus Awards held by each Pre-Closing Holder, (iii) with respect to each Pre-Closing Holder of Company Common Shares (including Company Preferred Shares to be converted into Company Common Shares immediately prior to the Third Effective Time), the aggregate Per Share Common Stock Consideration issuable to such Pre-Closing Holder in accordance with the terms of this Agreement, (iv) with respect to each Pre-Closing Holder of Company Series C Preferred Shares, the aggregate number of shares of New PubCo Series A Preferred Stock issuable to such Pre-Closing Holder and (v) with respect to each Pre-Closing Holder of an Allocated Omnibus Award, the award’s vesting terms and the number of shares of New PubCo Common Stock subject to such New PubCo Award. The Company will review any comments to the Allocation Schedule provided by Purchaser or any of its Representatives and consider in good faith any reasonable comments proposed by Purchaser or any of its Representatives.

(b) Each Company Common Share outstanding immediately prior to the Third Effective Time other than Company Excluded Shares shall be converted into the right to receive the Per Share Common Stock Consideration; provided, that, any Company Transaction Consideration issued to BAGM Holdings, LLC (“BAGM”) shall further be distributed to the holders of BAGM’s Class D units in accordance with the Limited Liability Company Agreement of BAGM, pursuant to which such portion of the Company Transaction Consideration shall be subject to the same vesting conditions as currently applied to the Class D units of BAGM (such vesting conditions shall be individualized for each holder of BAGM’s Class D units). Each Company Series C Preferred Share outstanding immediately prior to the Third Effective Time shall be converted into the right to receive a share of New PubCo Series A Preferred Stock. All such Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist.

(c) Each Allocated Omnibus Award (if any) outstanding immediately prior to the Closing shall be converted into a New PubCo Award issued under the Omnibus Incentive Plan and assumed by New PubCo in respect of a number of shares of New PubCo Common Stock equal to (i) the number of Company Common Shares granted pursuant to such Allocated Omnibus Award multiplied by (ii) the Per Share Common Stock Consideration, and which award shall otherwise be subject to the same terms and conditions, including in respect of vesting and expiration as the Allocated Omnibus Award. For the avoidance of doubt, each share of New PubCo Common Stock granted pursuant to such New PubCo Award shall upon grant be deemed to reduce the number of shares of New PubCo Common Stock eligible to be awarded in the future by New PubCo under the Omnibus Incentive Plan.

(d) The limited liability company interests of Wildfire Merger Sub III outstanding immediately prior to the Third Effective Time shall be converted into and become the limited liability company interests of the Third Surviving Company, which shall constitute one hundred percent (100%) of the outstanding equity of the Third Surviving Company. From and after the Third Effective Time, the limited liability company interests of the Wildfire Merger Sub III shall be deemed for all purposes to represent the number of membership interests into which they were converted in accordance with the immediately preceding sentence.

Each Company Excluded Share, except as otherwise set forth above, shall be cancelled and no consideration shall be paid or payable with respect thereto.

Section 3.04 Exchange of Certificates.

(a) Prior to the First Effective Time, New PubCo shall designate a bank or trust company selected by Purchaser and reasonably satisfactory to the Company (which approval shall not be unreasonably withheld, delayed or conditioned) (the “Exchange Agent”) for the purpose of issuing shares of New PubCo Common Stock and New PubCo Series A Preferred Stock and shall enter into an agreement reasonably acceptable to the Company (which acceptance shall not be unreasonably withheld, delayed or conditioned) with the Exchange Agent relating to the services to be performed by the Exchange Agent. New PubCo shall issue and deliver to the Exchange Agent, a number of validly issued, fully paid and non-assessable shares of New PubCo Common Stock and New PubCo Series A Preferred Stock equal to the Aggregate Transaction Consideration (such New PubCo Common Stock and New PubCo Series A Preferred Stock, the “Exchange Fund”). New PubCo shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay the Aggregate Transaction Consideration out of the Exchange Fund as promptly as practicable in accordance with this Agreement. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures.

(i) As promptly as practicable after the First Effective Time, New PubCo shall cause the Exchange Agent to mail to each holder of Company Shares evidenced by certificates (the “Certificates”) or represented by book-entry (the “Book-Entry Shares”) and not held by the Depository Trust Company (“DTC”) a letter of transmittal, which shall be in a form reasonably acceptable to Purchaser and the Company (the “Letter of Transmittal”) and shall specify (A) to the extent applicable, that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and (B) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares, as applicable, pursuant to the Letter of Transmittal. Within two (2) Business Days (but, for the avoidance of doubt, in no event prior to the Effective Times) after the surrender to the Exchange Agent of all Certificates or Book-Entry Shares held by such holder for cancellation, if applicable, together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may be required pursuant to such instructions, the holder of such Certificates or Book-Entry Shares, as applicable, shall be entitled to receive in exchange therefore, and the New PubCo and the Company shall cause the Exchange Agent to deliver, the applicable Company Transaction Consideration, and the Certificate and Book-Entry Shares so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.04, each Certificate and each Book-Entry Share shall be deemed at all times after the First Effective Time and the exchange in accordance with Section 3.04(a) to represent only the right to receive upon such surrender the applicable portion of the Company Transaction Consideration that such holder is entitled to receive. To the extent requested by the Company, New PubCo shall use reasonable best efforts to cooperate with the Company to provide holders of Book-Entry Shares the opportunity to complete and return any Letter of Transmittal and such other documents as may be required by this paragraph prior to the Closing, in order to facilitate prompt delivery of the applicable portion of the Company Transaction Consideration to the holders thereof following the First Effective Time. Notwithstanding anything to the contrary set forth herein, the issuance of any portion of the Company Transaction Consideration to a Consenting Equityholder shall be expressly conditioned upon such Consenting Equityholder’s delivery of an Accredited Investor Questionnaire completed in the form attached hereto as Exhibit N, indicating that such Consenting Equityholder is an accredited investor.

(ii) With respect to Book-Entry Shares, including Purchaser Ordinary Shares, held through the DTC, New PubCo, Purchaser and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Book-Entry Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the applicable Purchaser Transaction Consideration.

(c) Distributions with Respect to Unexchanged New PubCo Common Stock. All shares of New PubCo Common Stock to be issued as Company Transaction Consideration shall be deemed issued and outstanding as of the applicable Effective Time; provided, that no dividends or other distributions declared or made after the applicable Effective Time with respect to shares of New PubCo Common Stock with a record date after the applicable Effective Time will be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of New PubCo Common Stock to be issued in exchange therefor until the holder of such Certificate surrenders such Certificate or Book-Entry Share in accordance with Section 3.04(b). Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate or Book-Entry Share, the holder of the Certificate or Book-Entry Share representing a share of New PubCo Common Stock issued in exchange therefore will be paid, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Times and theretofore paid with respect to such share of New PubCo Common Stock, and (ii) at the applicable payment date, the amount of dividends or other distributions, with a record date after the applicable Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such share of New PubCo Common Stock.

(d) No Further Rights. The Aggregate Transaction Consideration payable in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to Purchaser Ordinary Shares and Company Shares that are exchanged for the applicable portion of the Aggregate Transaction Consideration. Upon the First Effective Time, the stock transfer books of the Company and Purchaser shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Purchaser and the Company, of Purchaser Ordinary Shares and Company Shares that were outstanding immediately prior to the First Effective Time.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former holders of Company Shares for one (1) year after the First Effective Time shall be delivered to New PubCo, upon demand, and any former holders of Company Shares who have not theretofore complied with this Section 3.04 shall thereafter look only to New PubCo for their respective portion of the Company Transaction Consideration. Any portion of the Exchange Fund remaining unclaimed by any person as of a date which is immediately prior to such time as such Exchange Fund or amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of New PubCo free and clear of any claims or interest of any person previously entitled thereto.

(f) No Liability. None of the Exchange Agent, Company, Merger Subs, Purchaser, New PubCo, Blocker or Surviving Companies shall be liable to any person for any shares of New PubCo Common Stock (or dividends or distributions with respect thereto) or other cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

Section 3.05 Fractional Shares. No fractional shares of New PubCo Common Stock shall be issued upon the surrender for exchange of the Purchaser Ordinary Shares or the Company Shares and the number of shares of New PubCo Common Stock to be issued to each holder in respect of the Purchaser Ordinary Shares and the Company Shares will be rounded down to the nearest whole share.

Section 3.06 Company Transaction Expenses . No less than three (3) Business Days prior to the Closing, the Company shall deliver in writing to Purchaser and Blocker a statement setting forth the Company Transaction Expenses.

Section 3.07 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, Purchaser, the Merger Subs, the Company, the Surviving Companies, Blocker and their respective Affiliates shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such payment under applicable Law; provided, that if the Company or any of its Affiliates, or any party acting on their behalf determines that any payment to the Company hereunder is subject to deduction and/or withholding, then Purchaser shall (i) provide notice to the Company as soon as reasonably practicable after such determination and (ii) cooperate with the Company to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts so withheld shall be timely remitted to the applicable Governmental Authority.

ARTICLE IV

CLOSING TRANSACTIONS

Section 4.01 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Transactions (the “Closing”) shall take place (a) electronically by the mutual exchange of electronic signatures (including portable document format (.PDF)) commencing as promptly as practicable (and in any event no later than 9:00 a.m. Eastern Time on the third (3rd) Business Day) following the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article XII (other than those conditions that by their terms or nature are to be satisfied at the Closing; provided that such conditions are satisfied or (to the extent permitted by applicable Law) waived at the Closing) or (b) at such other place, time or date as Purchaser and the Company may mutually agree in writing. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF COMPANY PARTIES

Except as set forth in the Company Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face), each Company Party, as applicable, represents and warrants to Purchaser as follows:

Section 5.01 Organization of the Company. The Company has been duly organized, is validly existing as a limited liability company and is in good standing and has the requisite power and authority to own, operate and lease its properties, rights and assets and to conduct its business as it is now being conducted. The copies of the organizational documents of the Company, as in effect on the date hereof, previously made available by the Company to Purchaser (i) are true, correct and complete and (ii) are in full force and effect. The Company has the requisite limited liability company power and authority to own, operate and lease all of its properties, rights and assets and to carry on its business as it is now being conducted and is duly licensed or qualified and in good standing as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to be material to the Company Parties, taken as a whole. Company is not in violation of any of the provisions of its organizational documents.

Section 5.02 Subsidiaries. Each Subsidiary of the Company as of the date of this Agreement is set forth on Schedule 5.02 of the Company Schedules, which shall include the jurisdiction of incorporation or organization and the ownership of equity interests of such Subsidiary. Each Subsidiary of the Company has been duly formed or organized, is validly existing under the laws of its jurisdiction of incorporation or organization and has the power and authority to own, operate and lease their properties, rights and assets and to conduct their business as it is now being conducted except as would not, individually or in the aggregate, reasonably be expected to be material to the Company Parties, taken as a whole. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be in good standing or so licensed or qualified would not, individually or in the aggregate, reasonably be expected to be material to the Company Parties, taken as a whole. Each of Bridger Air Tanker 6, LLC, Bridger Air Tanker 7, LLC and Bridger Air Tanker 8, LLC (“Specified Subs”) has been duly formed or organized and is validly existing under the laws of its jurisdiction of incorporation or organization. Each of the Specified Subs has not conducted any business prior to the date hereof and has no assets, Liabilities or obligations of any nature other than those incident to its formation and pursuant to the Municipal Bonds, this Agreement and the transactions contemplated by this Agreement.

Section 5.03 Due Authorization. Each Company Party has the requisite limited liability company power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is a party and (subject to the approvals described in Section 5.05) to perform all obligations to be performed by it hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been authorized by the board of directors, board of managers or equivalent governing body of the applicable Company Party, and no other proceeding on the part of any Company Party party thereto is necessary to authorize this Agreement or such Transaction Agreements. This Agreement has been, and each such Transaction Agreement will (when executed and delivered) be, duly and validly executed and delivered by each Company Party and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each such Transaction Agreement will constitute, a legal, valid and binding obligation of each Company Party, enforceable against such Company Party in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law (the “Enforceability Exceptions”).

Section 5.04 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.05, the execution, delivery and performance of this Agreement and each Transaction Agreement to which any Company Party is a party by such Company Party and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under, the certificate of incorporation, bylaws or other organizational documents of any Company Party, including the Company LLC Agreement, (b) violate or conflict with any provision of, or result in the breach of or default by any Company Party under, or require any filing, registration or qualification under, any applicable Law, (c) require any consent, waiver or other action by any Person under, violate, or result in a breach of, constitute a default under, result in the acceleration, cancellation, termination or modification of, or create in any party the right to accelerate, terminate, cancel or modify, any Material Contract or Lease, (d) result in the creation of any Lien upon any of the properties, rights or assets of the Company or any of its Subsidiaries, (e) constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination, acceleration, modification, cancellation or creation of a Lien (other than Permitted Liens) or (f) result in a violation or revocation of any license, permit or approval from any Governmental Authority or other Person, except for such violations (other than with respect to violations pursuant to subsection (a)), breaches or defaults that would not, individually or in the aggregate, reasonably be expected to be material to the Company Parties, taken as a whole.

Section 5.05 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Purchaser and Blocker contained in this Agreement, no action by, consent, waiver, approval, permit or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (collectively, “Governmental Filings”) is required on the part of any Company Party with respect to such Company Party’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act, (b) any actions, consents, waivers, approvals, permits or authorizations, designations, declarations, filings, or notice, the absence of which would not, individually or in the aggregate, reasonably be expected to be material to the Company Parties, taken as a whole, and (c) as otherwise disclosed on Schedule 5.05 of the Company Schedules.

Section 5.06 Current Capitalization.

(a) Schedule 5.06(a) of the Company Schedules sets forth, as of the date hereof, the number and class of issued and outstanding shares of capital stock or other equity interests of the Company, the record and beneficial owners thereof and the number and class of shares held by each such record and beneficial owner. Schedule 5.06(a) also lists with respect to the Company Class D Common Shares, the grant date and the unit hurdle price or amount. The outstanding shares of capital stock or other equity interests of the Company (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) have been offered, sold and issued in compliance with applicable Law, and all requirements set forth in (A) the Company LLC Agreement and (B) any other applicable Contracts governing the issuance of such securities, (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Company LLC Agreement, or Contract to which the Company is a party or otherwise bound, and (iv) are free and clear of any Liens.

(b) The Company has not granted any outstanding subscriptions, options, stock appreciation rights, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for equity interests of the Company, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional equity interests or registration rights with respect to any equity interests, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests or rights of the Company or the value of which is determined by reference to equity interests of the Company, and the Company is not a party to any voting trusts, proxies or agreements of any kind that may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any equity interests of the Company.

Section 5.07 Capitalization of Subsidiaries. The outstanding shares of capital stock or other equity interests of each of the Subsidiaries of the Company have been duly authorized and validly issued and are fully paid and nonassessable. All of the outstanding ownership interests in each of the Subsidiaries of the Company are owned by the Company, directly or indirectly, free and clear of any Liens (other than the restrictions under applicable Securities Laws and Liens securing obligations under any Company Financing Agreement) and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such ownership interests) and have not been issued in violation of preemptive or similar rights. There are no outstanding (a) securities of the Company or any of its Subsidiaries convertible into or exchangeable for ownership interests in any Subsidiary of the Company, (b) obligations, options, warrants or other rights, commitments or arrangements to acquire from the Company or any of its Subsidiaries, or other obligations or commitments of the Company or any of its Subsidiaries to issue, sell or otherwise transfer, any ownership interests in, or any securities convertible into or exchangeable for any ownership interests in, any Subsidiary of the Company or (c) restricted shares, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any ownership interests in, any Subsidiary of the Company (the items in clauses (a)-(c), in addition to all ownership interests of the Subsidiaries of the Company, being referred to collectively as the “Company Subsidiary Securities”). There are no (i) voting trusts, proxies, equityholders agreements or other similar agreements or understandings to which any Subsidiary of the Company is a party or by which any Subsidiary of the Company is bound with respect to the voting or transfer of any shares of capital stock of such Subsidiary, or (ii) obligations or commitments of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities or make payments in respect of such shares, including based on the value thereof, or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person. Except for the Company Subsidiary Securities, neither the Company nor any of its Subsidiaries owns any equity, ownership, profit, voting or similar interest in or any interest convertible, exchangeable or exercisable for, any equity, profit, voting or similar interest in, any Person. No shares of capital stock are held in treasury by any Subsidiary of the Company.

Section 5.08 Financial Statements.

(a) Attached as Schedule 5.08 of the Company Schedules are true, accurate and complete copies of (a) the audited consolidated balance sheets of the Company and its Subsidiaries as at December 31, 2020 and December 31, 2021, and the related audited consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the periods then ended, together with the auditor’s reports thereon (the “Audited Financial Statements”) and (b) the unaudited consolidated condensed balance sheet of the Company and its Subsidiaries, as at March 31, 2022 and the related unaudited consolidated condensed statement of income for the three-month period ended March 31, 2022 (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).

(b) The Financial Statements (i) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries, as at the respective dates thereof (taking into account the notes thereto), and the results of its operations, income, losses, changes in stockholders’ equity deficit (with respect to the Audited Financial Statements only) and cash flows for the respective periods then ended (subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of footnotes), (ii) were or will be prepared in conformity, and in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of the Interim Financial Statements, for the absence of footnotes or the inclusion of limited footnotes), (iii) were prepared from, and are in accordance with and accurately reflect in all material respects, the books and records of the Company and its Subsidiaries and (iv) when delivered by the Company for inclusion in the Registration Statement and the Proxy Statement for filing with the SEC will comply with the applicable accounting requirements (including the standards of the Public Company Accounting Oversight Board) and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(c) Since January 1, 2020, neither the Company (including, to the knowledge of the Company, any employee thereof) nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the design or system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company’s or any of its Subsidiary’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing. Since January 1, 2020, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or the board of managers of the Company.

(d) The Company qualifies as a “smaller reporting company” within the meaning of Item 10(f) of Regulation S-K under the Securities Act.

(e) All financial projections with respect to the Company that were delivered by or on behalf of the Company to the Purchaser or its Representatives were prepared in good faith using assumptions that the Company believes to be reasonable.

Section 5.09 Undisclosed Liabilities. Since December 31, 2021, except as set forth on Schedule 5.09 of the Company Schedules, there is no other material liability, debt (including Indebtedness) or obligation of, or claim or judgment against, the Company or its Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due) required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen in the ordinary course of business since the date of the most recent balance sheet included in the Financial Statements, or (c) arising under this Agreement and/or the performance by the Company of its obligations hereunder.

Section 5.10 Litigation and Proceedings. Except for Actions under any Tax Law (as to which certain representations and warranties are made pursuant to Section 5.15) and Actions under any Environmental Law (as to which certain representations and warranties are made pursuant to Section 5.21(b)), there are no pending or, to the knowledge of the Company, threatened in writing Actions (including, for the avoidance of doubt, any investigations or inquiries initiated, pending or threatened by any Governmental Authority, or other proceedings at law or in equity) against the Company or any of its Subsidiaries or any of their properties, rights or assets, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company Parties, taken as a whole. There is no Governmental Order imposed upon or, to the knowledge of the Company, threatened in writing Actions against the Company or any of its Subsidiaries or any of their properties, rights or assets, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company Parties, taken as a whole. There is no unsatisfied judgment or any open injunction binding upon the Company or any of its Subsidiaries, except as would, individually or in the aggregate, reasonably be expected to be material to the Company Parties, taken as a whole.

Section 5.11 Compliance with Laws.

(a) Except as set forth on Schedule 5.11 of the Company Schedules, the Company and its Subsidiaries are, and since January 1, 2020 have been, in compliance in all material respects with all applicable Laws and Governmental Orders. The Company and its Subsidiaries hold, and since January 1, 2020 have held, all material certifications, licenses, approvals, consents, registrations, franchises and permits (the “Permits”) necessary for the lawful conduct of the business. Except as set forth on Schedule 5.11 of the Company Schedules, from January 1, 2020, (a) neither the Company nor any of its Subsidiaries has received any written notice of any violations of applicable Laws, Governmental Orders or Permits and (b) to the knowledge of the Company, no assertion or Action of any violation of any Law, Governmental Order or Permit by the Company or any of its Subsidiaries is currently threatened against the Company or any of its Subsidiaries. Except as set forth on Schedule 5.11 of the Company Schedules, no investigation or review by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened and no such investigations have been conducted by any Governmental Authority since January 1, 2020. This section shall not pertain to compliance with any Environmental Law (as to which certain representations and warranties are made pursuant to Section 5.22).

(b) The Company and its Subsidiaries and, to the knowledge of the Company, any Person acting for or on behalf of the Company or its Subsidiaries currently comply with and have, since January 1, 2020, complied with all applicable Anti-Corruption Laws or Anti-Money Laundering Laws. Since January 1, 2020, (i) there has been no action taken by the Company, its Subsidiaries, nor, to the knowledge of the Company, any of their officers, directors, managers, employees, consultants or agents, in each case, acting on behalf of the Company or its Subsidiaries, in violation of any applicable Anti-Corruption Law or Anti-Money Laundering Law, (ii) neither Company nor its Subsidiaries has been convicted of violating any Anti-Corruption Laws or Anti-Money Laundering Laws or subjected to any investigation by a Governmental Authority for a violation of any applicable Anti-Corruption Laws or Anti-Money Laundering Laws, (iii) neither Company nor its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law or Anti-Money Laundering Law and (iv) neither the Company nor its Subsidiaries has received any written notice or citation, or to the knowledge of the Company, any non-written notice, from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law or Anti-Money Laundering Law.

(c) None of the Company or its Subsidiaries, nor, to the knowledge of the Company, any of their respective officers, directors, managers, or employees, consultants or agents, (i) is a Person with whom transactions are prohibited or limited under any Laws relating to economic sanctions, including those administered by the U.S. government (including, without limitation, the Department of the Treasury’s Office of Foreign Assets Control, the Department of State, or the Department of Commerce), the United Nations Security Council, or the European Union, (ii) since January 1, 2020, has knowingly engaged in any dealings or transactions with any person that, at the time of the dealing or transaction, is or was the subject or the target of broad territorial sanctions, including the Crimea region of Ukraine, Cuba, Iran, North Korea, or Syria, or (iii) has violated any Laws relating to economic sanctions since January 1, 2020.

Section 5.12 Contracts; No Defaults.

(a) Schedule 5.12(a) of the Company Schedules contains a true and complete listing of all Contracts (other than purchase orders) described in clauses (i) through (xvii) of this Section 5.12(a) to which, as of the date of this Agreement, Company or any of its Subsidiaries is a party (together with all material amendments, waivers or other changes thereto) (collectively and together with all Personnel IP Contracts, the “Material Contracts”). True, correct and complete copies of the Material Contracts have been delivered to or made available to Purchaser (other than executed Personnel IP Contracts on the form of Personnel IP Contract of the Company or any of its Subsidiaries made available to Purchaser prior to the date of this Agreement).

(i) Contracts creating or imposing a Liability greater than $500,000;

(ii) Contracts imposing a Liability greater than $100,000 that may not be cancelled by the Company or any of its Subsidiaries, as applicable, on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee;

(iii) Each note, debenture, other evidence of Indebtedness, guarantee, loan, pledge, credit or financing agreement or instrument or other Contract for money borrowed by the Company Parties or any of the Company Party’s agreements or commitments for future loans, credit or financing or pursuant to which a Lien has been placed on any material on any material asset of the Company Parties, including Company Financing Agreements;

(iv) Each Contract that is a definitive purchase and sale or similar agreement for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries since January 1, 2019, in each case, involving payments in excess of $3,000,000;

(v) The Leases, and each other lease, rental or occupancy agreement, installment and conditional sale agreement and each other Contract with outstanding obligations that (x) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property and (y) involves aggregate payments in excess of $100,000 in any calendar year, other than sales or purchase agreements in the ordinary course of business consistent with past practices and sales of obsolete equipment;

(vi) Each Contract related to the formation, governance or operation of a joint venture, partnership or similar arrangement or the sharing of profits or revenues therefrom or pursuant to which a Company Party has an ownership interest in any other Person;

(vii) Each Contract requiring capital expenditures after the date of this Agreement in an amount in excess of $500,000;

(viii) Contracts prohibiting, preventing, restricting or impairing in any material respect any business practice of the Company or any of its Subsidiaries as their respective businesses are currently conducted, any acquisition of material property by the Company or any of its Subsidiaries, or the ability of the Company or any of its Subsidiaries to engage in business as currently conducted by it or compete with any other Person;

(ix) Contracts pursuant to which (A) any Person grants to the Company or any of its Subsidiaries any license, sublicense, right, option, permission, consent or non-assertion under or with respect to any Intellectual Property that is material to the business of the Company or such Subsidiary (other than licenses granted by any Person to the Company or any of its Subsidiaries for (1) off-the-shelf Software that is generally commercially available to the public on standard, non-negotiated terms for a one-time or annual fee (whichever is higher) of no more than $50,000 or (2) Open Source Software) or (B) the Company or any of its Subsidiaries grants to any Person any license, sublicense, right, option, permission, consent or non-assertion under or with respect to any Intellectual Property that is material to the business of the Company or such Subsidiary;

(x) Contracts providing for the invention, creation, conception or other development of any Intellectual Property that is material to the business of the Company or any of its Subsidiaries (A) by the Company or any of its Subsidiaries for any Person, (B) by any Person for the Company or any of its Subsidiaries (other than any Personnel IP Contracts) or (C) jointly by the Company or any of its Subsidiaries and any Person;

(xi) Contracts providing for the assignment or transfer of any ownership interest in any Intellectual Property material to the business of the Company or any of its Subsidiaries by (A) the Company or any of its Subsidiaries to any Person or (B) any Person to the Company or any of its Subsidiaries (other than any Personnel IP Contracts);

(xii) Contracts (other than any Company Benefit Plan, Personnel IP Contracts, employment offer letters or employment agreements) between the Company, on the one hand, and Affiliates of the Company (other than the Company), the officers and managers (or equivalents) of the Company, or the equityholders of the Company, any employees of the Company or a member of the immediate family of the foregoing Persons, on the other hand;

(xiii) Contracts that provide for the employment or engagement of any individual on a full-time, part-time, consulting or other basis providing annual base compensation in excess of $200,000;

(xiv) Contracts with any employee or consultant of the Company that provides for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the Transactions;

(xv) Any Contract that (A) grants to any third Person any “most favored nation rights”, rights of first refusal or other similar provisions with respect to any transaction engaged by the Company (B) grants to any third Person price guarantees or (C) grants to any Person (other than the Company) a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests in, or lease, purchase or acquirer any material properties or assets of the Company or its Subsidiaries;

(xvi) Government Contracts; and

(xvii) Any commitment to enter into agreement of the type described in clauses (i) through (xvi) of this Section 5.12(a).

(b) Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, as of the date of this Agreement, all of the Contracts listed pursuant to Section 5.12(a) are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or its Subsidiaries party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, in each case, subject to the Enforceability Exceptions. As of the date of this Agreement, except as would not reasonably be expected to be, individually or in the aggregate, reasonably be expected to be material to the Company Parties, taken as whole, (w) none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other party thereto is or is alleged to be in breach of or default under any such Contract, (x) neither the Company nor any of its Subsidiaries has received any written claim or notice of breach of or default under any such Contract, (y) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract (in each case, with or without notice or lapse of time or both) and (z) no party to any such Contract that is a customer of or supplier to the Company or any of its Subsidiaries has, within the past 12 months, canceled or terminated its business with, or, to the knowledge of the Company, threatened in writing to cancel, terminate, limit or adversely modify its business with, the Company or any of its Subsidiaries nor, to the knowledge of the Company, has any such Person as of the date of this Agreement otherwise been involved in or threatening a dispute against the Company or its Subsidiaries or their respective businesses.

(c) Without limiting the generality of the foregoing: (i) none of the Company or any of its officers, directors or key employees has been debarred or suspended from, or declared ineligible for, government procurement pursuant to 48 C.F.R. Subpart 9.4, or any comparable state or local Laws and, to the knowledge of the Company, no facts or circumstances exist that could give rise to debarment, suspension, or a declaration that the Company or any of its officers, directors or key employees are ineligible for government procurement; (ii) the Company is, and for the past five (5) years has been, in compliance with the terms of such Government Contracts, the Federal Acquisition Regulations (“FAR”), and all Laws applicable to government procurement; (iii) the Company is not, and has not been, in default under a Government Contract, and no Government Contract has been terminated for cause; (iv) the Company is not the subject of any pending claim pursuant to the False Claims Act (31 U.S.C. §§ 3729 et seq.) and, to the knowledge of the Company, no facts or circumstances exist that could reasonably be expected to give rise to a claim under the False Claims Act or any comparable state or local Laws against the Company; (v) all invoices and claims for payment, reimbursement or adjustment submitted by the Company in connection with a Government Contract were correct as of their respective submission dates; (vi) the Company does not hold a facility security clearance, has not held any classified Government Contracts, and is not otherwise subject to the National Industrial Security Program Operating Manual (Department of Defense Instruction 5520.22-M); (vii) the Company has not held any Government Contract that includes requirements for safeguarding covered defense information or clause 48 CFR 252.204-7012 requirements for cyber incident reporting; and (viii) the Company has complied, and is compliant, with the terms of FAR 52.204-24, -25, and -26, relating to covered telecommunications equipment and video surveillance equipment.

Section 5.13 Company Benefit Plans.

(a) Schedule 5.13(a) of the Company Schedules sets forth a true and complete list of each material Company Benefit Plan. For purposes hereof, “Company Benefit Plan” means, each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and each stock purchase, stock option, severance, employment, individual consulting, retention, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, under which (i) any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries has any present or future right to benefits and which are contributed to, sponsored by or maintained by the Company or any of its Subsidiaries or (ii) the Company or any of its Subsidiaries has any present or future liability. Notwithstanding the foregoing, the term “Company Benefit Plan” shall not include any plan, program, policy or arrangement that is maintained by a Governmental Authority.

(b) With respect to each Company Benefit Plan, the Company has delivered or made available to Purchaser copies of (i) each Company Benefit Plan and any trust agreement or other funding instrument relating to such plan, (ii) the most recent summary plan description, if any, required under ERISA with respect to such Company Benefit Plan, (iii) the most recent annual report on Form 5500 and all attachments with respect to such Company Benefit Plan (if applicable), (iv) the most recent actuarial valuation (if applicable) relating to such Company Benefit Plan, and (v) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to any Company Benefit Plan.

(c) Each Company Benefit Plan has been administered in material compliance with its terms and all applicable Laws, including ERISA and the Code. Except as would not be reasonably expected to result in material liability to Purchaser, the Company or their respective Subsidiaries, taken as a whole, (i) all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s financial statements to the extent required by GAAP, (ii) each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (A) has received a favorable determination or opinion letter as to its qualification or (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and, to the knowledge of the Company, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification.

(d) Neither the Company nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of the Company or any of its Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable Law.

(e) No Company Benefit Plan is: (i) a “defined benefit plan” as defined in Section 3(35) of ERISA, or a plan that is or was, within the last six (6) years, subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; (ii) a “multiemployer plan” as defined in Section 3(37) of ERISA; (iii) a “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. Neither the Company nor any of its Subsidiaries has, or is reasonably expected to have, any current or contingent liability or obligation under Title IV of ERISA or with respect to a plan subject to Section 302 of ERISA or Section 412 or 4971 of the Code, including on account of any ERISA Affiliate.

(f) Neither the execution and delivery of this Agreement by the Company nor the consummation of the Mergers will (whether alone or in connection with any subsequent event(s)) (i) result in the acceleration, vesting or creation of any rights of any director, officer or employee of the Company or its Subsidiaries to payments or benefits or increases in any payments or benefits or any loan forgiveness under any Company Benefit Plan or (ii) result in severance pay or any increase in severance pay upon any termination of employment of any Company Employee.

(g) No amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of Indebtedness) by any current or former employee, officer or director of the Company or any of its Subsidiary of who is a “disqualified individual” within the meaning of Section 280G of the Code could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

Section 5.14 Labor Matters.

(a) Schedule 5.14(a) of the Company Schedules sets forth a true and complete list of all (i) employees of the Company and its Subsidiaries (the “Company Employees”), and (ii) independent contractors (other than those employed or retained by third-party corporate entities) of the Company and its Subsidiaries, showing date of hire, hourly rate or salary or consulting fees or incentive compensation, including annual bonus target, full-time or part-time status, exempt or non-exempt status (if applicable), and type of service performed. To the knowledge of the Company, as of the date of this Agreement, no director, officer, or key employee of the Company or any of its Subsidiary intends to terminate his or her employment relationship.

(b) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor organization, and there are no labor or collective bargaining agreements, labor contracts, neutrality agreements, memorandums of understanding, or other written agreements or arrangements with any labor union that pertain to any Company Employees or group of Company Employees. None of the Company Employees are represented by any union, labor organization or works council with respect to their employment with the Company. As of the date of this Agreement, there is no union, labor organization, or group of Company Employees that has made a pending demand for recognition, and there are no representation proceedings or petitions presently pending or, to the knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or other labor relations tribunal. There is no organizing activity involving the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened by any union, labor organization, or group of Company Employees.

(c) There has been no labor dispute or strike, material slowdown, material concerted refusal to work overtime, material work stoppage against the Company, picketing sessions, or lockout or arbitration threatened against or involving the Company or any of its Subsidiaries or any Company Employee. There are no unfair labor practice charges, grievances or complaints pending or, to the knowledge of the Company, threatened by or on behalf of any Company Employee or former employee of the Company or any of its Subsidiaries.

(d) There are no complaints, charges or claims against the Company nor any of its Subsidiaries pending or, to knowledge of the Company, threatened that could be brought or filed with any Governmental Authority, based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ any individual by the Company or any of its Subsidiaries.

(e) No judgment, consent decree, or arbitration award imposes material continuing remedial obligations that materially limits or affects the Company and its Subsidiaries’ ability to manage its employees, service providers, or job applicants.

(f) The Company and its Subsidiaries are, and for the past five (5) years, have (i) been in compliance in all material respects with all Laws relating to employment and employment practices, terms and conditions of employment, immigration, wages, hours and benefits (including minimum wage and overtime), child labor, discrimination, withholdings and deductions, classification and payment of employees, independent contractors, and consultants, employment equity, and workers compensation, (ii) been in compliance in all material respects with all applicable requirements of the Occupational Safety and Health Act of 1970 and comparable regulations and orders thereunder and (iii) not engaged in any unlawful labor practice. The Company and its Subsidiaries have not incurred any material liability arising from the failure to pay wages (including overtime wages), the misclassification of employees as independent contractors, or the misclassification of employees as exempt from the requirements of the Fair Labor Standards Act or similar state Laws.

(g) Within the past six (6) months, (i) there have been no “mass layoff” or “plant closing” (as defined by the Worker Adjustment and Retraining Notification Act of 1988 (“WARN Act”) or similar state or local laws) with respect to the Company and its Subsidiaries; (ii) the Company and its Subsidiaries have not been affected by any transaction that would trigger application of the WARN Act or similar state or local laws; and (iii) the Company and its Subsidiaries have not engaged in layoffs or employment terminations sufficient in number to trigger application of the WARN Act or similar state or local laws.

(h) To the knowledge of the Company, the current employees of the Company and its Subsidiaries who work in the United States are authorized and have appropriate documentation to work in the United States. The Company and its Subsidiaries have never been notified of any investigation by any branch or department of U.S. Immigration and Customs Enforcement (“ICE”), or other federal agency charged with administration and enforcement of federal immigration laws concerning the Company and its Subsidiaries, and the Company and its Subsidiaries have never received any “no match” notices from ICE, the Social Security Administration, or the IRS.

(i) The Company and its Subsidiaries have taken commercially reasonable actions that are reasonably calculated to prevent discrimination and harassment. The Company and its Subsidiaries have not incurred any liability arising from such allegations.

(j) The execution and delivery of this Agreement and the performance of this Agreement do not require the Company nor any of its Subsidiaries to seek or obtain any consent, engage in consultation with, or issue any notice to or make any filing with (as applicable) any unions or labor organizations with respect to any Company Employee.

Section 5.15 Taxes.

(a) All material Tax Returns required by Law to be filed by the Company or its Subsidiaries have been filed within the applicable time limits, taking into account any valid extensions obtained in the ordinary course of business, and those Tax Returns were, and remain, true, correct, and complete in all material respects.

(b) All material Taxes due and owing by the Company and its Subsidiaries have been paid within applicable time limits other than Taxes which are not yet due and payable or are being contested in good faith by appropriate proceedings and for which reserves have been established in accordance with GAAP and since the date of the most recent balance sheet included in the Interim Financial Statements neither the Company nor any of its Subsidiaries have incurred any material Tax liability outside the ordinary course of business.

(c) Each of the Company and its Subsidiaries has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis and within applicable time limits, such amounts to the appropriate Governmental Authority and (iii) complied in all material respects with applicable Law with respect to Tax withholding.

(d) Neither the Company nor any of its Subsidiaries is engaged in any Action with respect to Taxes. Neither the Company nor any of its Subsidiaries has received any written notice from a Governmental Authority of a dispute, assessment, or claim with respect to Taxes, other than disputes or claims that have since been resolved, and to the knowledge of the Company, no such claims have been communicated in writing. No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved.

(e) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes of the Company or any of its Subsidiaries and no written request for any such waiver or extension is currently pending.

(f) Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(g) There are no Liens with respect to Taxes on any of the assets of the Company or its Subsidiaries, other than Permitted Liens.

(h) Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (except, in each case, for Liabilities pursuant to commercial contracts not primarily relating to Taxes).

(i) Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation to any Governmental Authority or other Person (other than the Company or its Subsidiaries) under any Tax allocation, Tax sharing or Tax indemnification agreement (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(j) Neither the Company nor any of its Subsidiaries has taken, permitted or agreed to take any action, and does not intend to or plan to take any action, or has any knowledge of any fact or circumstance that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment (with the exception of any actions specifically contemplated by this Agreement, and limited, in the case of the Second Merger, to matters relating to qualification under Section 351 of the Code).

(k) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting under Section 481 of the Code (or similar provision of Law), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” within the meaning of Section 7121 of the Code (or similar provision of Law) executed on or prior to the Closing Date; (C) installment sale or open transaction disposition made on or prior to the Closing Date; or (D) advance payments, prepaid or deferred amounts received outside of the ordinary course of business on or prior to the Closing Date.

(l) Neither the Company nor any of its Subsidiaries or Affiliates has (A) obtained a Paycheck Protection Program Loan pursuant to Section 1102 of the CARES Act, (B) applied for loan forgiveness pursuant to Section 1106 of the CARES Act, (C) deferred payment of the employer portion of FICA and Medicare Tax pursuant to Section 2302 of the CARES Act, or (D) claimed the employee retention credit pursuant to Section 2301 of the CARES Act.

(m) Each of the Company and its Subsidiaries is, and has always been resident only in its jurisdiction of incorporation for Tax purposes and is not and has not been, treated as having a permanent establishment, branch or taxable presence for Tax purposes in any jurisdiction other than in its jurisdiction of incorporation.

(n) The Company has made available to Purchaser true, correct and complete copies of the income Tax Returns filed by the Company or any of its Subsidiaries since its formation in 2018.

(o) The Company is, and at all times since its formation has been, properly treated as a partnership or a disregarded entity for Tax purposes. Each of the Subsidiaries of the Company is, and at all times since formation has been, properly treated as an entity disregarded as separate from its owner for U.S. federal income Tax purposes (under Treasury Regulation Section 301.7701-3) and for applicable state and local income Tax purposes.

(p) Each of the Company and its Subsidiaries has complied with all applicable transfer pricing rules described in Section 482 of the Code and the regulations thereunder, or any corresponding or similar provision of state, local or foreign Law.

(q) The Company has in effect a valid election under Section 754 of the Code.

For purposes of this Section 5.15, any reference to the Company or any of its Subsidiaries shall be deemed to include any Person that merged with, was liquidated or converted into or is otherwise a predecessor to for Tax purposes, the Company or any of its Subsidiary, as applicable.

Section 5.16 Insurance. True, correct and complete copies of all material policies (or, to the extent that policies are not available, binders) of property, fire and casualty, vehicle, product liability, workers’ compensation, and all other forms of insurance held by, or for the benefit of, the Company and its Subsidiaries (collectively, the “Policies”) as of the date of this Agreement have previously been made available to Purchaser. As of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company Parties, taken as a whole, (a) all of the Policies are in full force and effect and all premiums due have been paid and (b) neither the Company nor any of its Subsidiaries has received a written notice of cancellation of any of the Policies or of any material changes that are required in the conduct of the business of the Company or its Subsidiaries as a condition to the continuation of coverage under, or renewal of, any of the Policies.

Section 5.17 Permits. The Company and each of its Subsidiaries has, and since January 1, 2020, have had, all material Permits that are required to own, lease or operate its properties and assets and to conduct its business. The Company and its Subsidiaries have obtained all of the material Permits necessary under applicable Laws to permit the Company and its Subsidiaries to own, operate, use and maintain their assets and maintained and to conduct the business and operations of the Company and its Subsidiaries. Each material Permit held by the Company is, and since January 1, 2020, has been, in full force and effect. The Company (a) is not in default or violation in any material respect of any term, condition or provision of any material Permit to which it is a party, (b) is not or has not been the subject of any pending or, to the knowledge of the Company, threatened Action by a Governmental Authority seeking the revocation, suspension, termination, modification, or impairment of any material Permit, and (c) has not received any notice that any Governmental Authority that has issued any material Permit intends to cancel, terminate, or not renew any such material Permit, except to the extent such material Permit may be amended, replaced, or reissued as a result of and as necessary to reflect the Transactions, provided such amendment, replacement, or reissuance does not materially adversely affect the continuous conduct of the business of the Company as currently conducted from and after Closing. Schedule 5.17 of the Company Schedules sets forth a true, correct and complete list of Permits necessary for the operation of the business as currently conducted held by the Company and its Subsidiaries.

Section 5.18 Real Property.

(a) Neither the Company nor any of its Subsidiary owns any real property. Neither the Company nor any of its Subsidiary is party to any agreement or option to purchase any real property interest therein. Schedule 5.18(a) of the Company Schedules contains (x) a true, correct and complete list, as of the date of this Agreement, of all Leased Real Property (inclusive of ground leases) including, the address of each Leased Real Property, and (y) all subleases, licenses or rights to use or occupy any Leased Real Property or any portion thereof provided by the Company Parties to a third party. The Company has made available to Purchaser true, correct and complete copies of the material Contracts pursuant to which the Company or any of its Subsidiaries occupy (or have been granted an option to occupy) the Leased Real Property or is otherwise a party with respect to the Leased Real Property, including all amendments, modifications, renewals and supplements thereto (the “Leases”). Except for Enforceability Exceptions, the Company or one of its Subsidiaries has a valid and subsisting leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property, subject only to Permitted Liens. With respect to each Lease and except as would not, individually or in the aggregate, reasonably be expected to be material to the Company Parties, taken as a whole, (i) such Lease is valid, binding and enforceable and in full force and effect against the Company or one of its Subsidiaries and, to the Company’s knowledge, the other party thereto, subject to the Enforceability Exceptions, (ii) neither the Company nor one of its Subsidiaries has received or given any written notice of default or breach under any of the Leases, (iii) there does not exist under any Lease any event or condition (individually or in the aggregate) which, with notice or lapse of time or both, would become a default by the Company or one of its Subsidiaries or, to the Company’s knowledge, the other party thereto, (iv) there are no use restrictions under any Leases or any zoning or other rules or regulations issued by any government or quasi-governmental authority that limits or restricts the operation of the business of any Company Parties as currently operated, and (v) no buildings, structures, and improvements on the Leased Real Property existing as of the Closing Date encroach upon any real property of, or easement held by, any other Person, nor are there any buildings, structures, and nor improvements encroaching upon the Leased Real Property.

(b) Neither the Company nor any of its Subsidiaries has collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein which is still in effect. Neither the Company nor any of its Subsidiaries is in material default or violation of, or not in compliance with, any legal requirements applicable to its occupancy of the Leased Real Property, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company Parties, taken as a whole.

Section 5.19 Equipment and Other Tangible Property. The Company owns or a valid leasehold interest in or right to use by valid license or otherwise, all material machinery, equipment and other tangible property (the “Tangible Company Property”) reflected on the books of the Company as owned or leased by the Company or its Subsidiaries, free and clear of all Liens other than Permitted Liens. All Tangible Company Property are structurally sound, free of engineering defects and in reasonably good operating condition and repair (ordinary wear and tear expected) and are suitable for their present use. There has not been any material interruption of the business of the Company due to any defects, maintenance or obsolescence of the Tangible Company Property.

Section 5.20 Intellectual Property and IT Security.

(a) Schedule 5.20(a) of the Company Schedules sets forth a true and correct list of all Registered Intellectual Property, including, for each such item, the record owner (and, if different, the beneficial owner), the jurisdiction of issuance, registration or application, and the issuance, registration or application number and date. All Registered Intellectual Property is subsisting and unexpired, and all issuances and registrations included in the Registered Intellectual Property are valid and enforceable.

(b) The Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens). Each of the Company and its Subsidiaries has a valid right to use, practice, license or otherwise exploit all other Intellectual Property as currently used, practiced, licensed or otherwise exploited by the Company and such Subsidiary of the Company (the “Licensed Intellectual Property”), free and clear of all Liens (other than Permitted Liens). The Owned Intellectual Property and the Licensed Intellectual Property constitute all of the Intellectual Property used or practiced in, held for use or practice in or necessary and sufficient for the operation of the respective businesses of the Company and each of its Subsidiaries.

(c) None of the Company or any of its Subsidiaries, the Owned Intellectual Property, the conduct or operations of the business of the Company or any of its Subsidiaries, or the products or services of the Company or any of its Subsidiaries (or the making, use, offer for sale, sale, importation, exportation, distribution, performance or other disposal or exploitation of any products or services of the Company or any of its Subsidiaries) has in the past five (5) years infringed, misappropriated, diluted or otherwise violated, or does infringe, misappropriate, dilute or otherwise violate, any Intellectual Property of any Person. There is no Action pending or threatened in writing, or, to the knowledge of the Company, otherwise threatened, against the Company or any of its Subsidiaries, and, in the three (3) year period prior to the date of this Agreement, no Person has asserted any claim in writing or, to the knowledge of the Company, otherwise against the Company or any of its Subsidiaries, in each case, (i) challenging or contesting the use, validity, enforceability or ownership of any of the Company Intellectual Property (other than office actions received from any Governmental Authority in the normal course of prosecuting applications for issuance or registration of any Intellectual Property) or (ii) alleging that the Company or any of its Subsidiaries infringed, misappropriated, diluted or otherwise violated, or is infringing, misappropriating, diluting or otherwise violating, any Intellectual Property of any Person (including any unsolicited offer to license any patents that could be reasonably construed as a claim of infringement of such patents). To the knowledge of the Company, no Owned Intellectual Property has in the past three (3) years been or is being infringed, misappropriated, diluted or otherwise violated by any third Person.

(d) The Company and each of its Subsidiaries have taken and take commercially reasonable actions and measures to preserve, protect and maintain (i) the ownership by the Company or its Subsidiaries of the Owned Intellectual Property that is material to the business of the Company or any of its Subsidiaries, (ii) all material Trade Secrets included in the Owned Intellectual Property and (iii) all Trade Secrets owned by any Person with respect to which the Company or any of its Subsidiaries has a confidentiality obligation. Neither the Company nor any of its Subsidiaries has authorized the disclosure of any material Trade Secret included in the Owned Intellectual Property, and, to the Company’s knowledge, no material Trade Secret included in the Owned Intellectual Property has been actually disclosed, to any Person other than pursuant to a written confidentiality Contract restricting the disclosure and use thereof.

(e) The Company and each of its Subsidiaries have entered into valid and enforceable written Contracts with all past and current employees, contractors and consultants who or that have been employed, engaged or otherwise retained at any time by the Company or any of its Subsidiaries and who or that have contributed to the discovery, conception, development, creation, or reduction to practice of any material Intellectual Property for or on behalf of the Company or any of its Subsidiaries, pursuant to which each such Person has: (i) effectively and validly assigned to the Company or such Subsidiary of the Company all of such Person’s right, title, and interest in and to all such Intellectual Property (except where such right, title and interest is owned by the Company or one of its Subsidiaries upon its creation by operation of law); and (ii) agreed to hold all Trade Secrets of the Company or such Subsidiary of the Company in confidence (collectively, the “Personnel IP Contracts”).

(f) No funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been used to create, develop or conceive any Owned Intellectual Property or is being used to create, develop or conceive any Intellectual Property for, on behalf of or in collaboration with the Company or any of its Subsidiaries.

(g) The Company and each of its Subsidiaries have taken and take commercially reasonable steps to protect and maintain the performance, confidentiality, and security of all IT Systems (and all Software, information and data stored or contained therein or transmitted thereby). Each of the Company and its Subsidiaries owns, or has a valid right to access and use, all IT Systems used in the respective businesses of the Company and each of its Subsidiaries. The IT Systems are adequate and sufficient for the operation of the respective businesses of the Company and each of its Subsidiaries in all material respects. The IT Systems do not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or effects (as such terms are commonly understood in the software industry) that (i) materially disrupt or adversely affect the functionality of any IT Systems or (ii) enable or assist any Person to access without authorization any IT Systems where such unauthorized access would have a material adverse impact on the business of the Company or any of its Subsidiaries. To the knowledge of the Company, there have been no security breaches or unauthorized use, access or intrusions of any IT Systems that have had a material adverse impact on the business of the Company or any Subsidiary.

(h) No Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the delivery or provision of any Company Software, in each case, in a manner that subjects any Company Software to any Copyleft License. The Company and each of its Subsidiaries have complied and do comply with all material license terms applicable to any Open Source Software that is or has been included, incorporated or embedded in, linked to, combined or distributed with, or used in the delivery or provision of any Company Software.

(i) None of the source code or related source materials for any Company Software has been licensed, provided or made available to, or used or accessed by, any Person other than employees, consultants or contractors of the Company or any of its Subsidiaries who have entered into written confidentiality Contracts with respect to such source code or related source materials. None of the Company or any of its Subsidiaries is a party to any source code escrow Contract or any other Contract (or a party to any Contract obligating the Company or any of its Subsidiaries to enter into a source code escrow Contract or other Contract) requiring the deposit of any source code or related source materials for any Company Software.

(j) The Company Software is free from any defect, bug, virus, design or documentation error or corruptant that has had or would reasonably be expected to have a material effect on the operation or use of any Company Software. None of the Company Software: (i) constitutes, contains or is considered spyware or trackware (as such terms are commonly understood in the software industry); (ii) records a user’s actions without such user’s knowledge (and, where a user’s consent is required pursuant to applicable Law, without such user’s consent); (iii) gathers or transmits information regarding a user or a user’s behavior, in each case, without such user’s knowledge (and, where a user’s consent is required pursuant to applicable Law, without such user’s consent); or (iv) contains any code designed or intended to damage or destroy any data or file without the user’s knowledge (and, where a user’s consent is required pursuant to applicable Law, without such user’s consent).

(k) The execution, delivery and performance of this Agreement and each Transaction Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not result in: (i) the loss or impairment of, or any Lien on, any material Company Intellectual Property; (ii) the grant, assignment or transfer to any other Person of any license or other right or interest in, to or under, or covenant not to assert with respect to, any Owned Intellectual Property; (iii) the payment of any additional consideration to, or the reduction of any payments from, any Person with respect to any Company Intellectual Property; or (iv) the breach of, or the right of any Person to terminate or modify, any Contract relating to any material Company Intellectual Property.

Section 5.21 Data Privacy.

(a) Each of the Company and its Subsidiaries and, to the knowledge of the Company, any Person acting for or on behalf of the Company or any of its Subsidiaries with respect to Personal Information have, since January 1, 2019, materially complied with all Privacy Requirements. None of the Company’s or any of its Subsidiaries’ privacy policies or notices issued since January 1, 2019 have contained any material omissions or been misleading or deceptive. None of the Company or any of its Subsidiaries have, since January 1, 2019, received any written notice (including written notice from third parties acting on behalf of the Company or any of its Subsidiaries) of any claims, charges, investigations, or regulatory inquiries related to or alleging the violation of any Privacy Requirements. To the knowledge of the Company, there are no facts or circumstances that could reasonably form the basis of any such claim, charge, investigation, or regulatory inquiry.

(b) Each of the Company and its Subsidiaries have (i) implemented and since January 1, 2019 have maintained reasonable and appropriate technical and organizational safeguards, at least consistent with practices in the industry in which the Company and any of its Subsidiaries respectively operate, to protect Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure, and (ii) taken reasonable steps to ensure that any third party with access to Personal Information collected by or on behalf of the Company or any of its Subsidiaries has implemented and maintained the same. To the knowledge of the Company, any third party who has provided Personal Information to the Company or any of its Subsidiaries has, since January 1, 2019, done so in compliance with applicable Privacy Laws, including providing any notice and obtaining any consent required. Since January 1, 2019, there have been no material breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal Information in the possession or control of the Company or any of its Subsidiaries or collected, used or processed by or on behalf of the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries have provided or been legally required to provide any notice to any Person in connection with a disclosure of Personal Information. None of the Company or any of its Subsidiaries are subject to any contractual requirements or other legal obligations that, following the Closing, would prohibit the Company or any of its Subsidiaries from receiving, accessing, storing or using any Personal Information in the manner in which the Company or any of its Subsidiaries received, accessed, stored and used such Personal Information prior to the Closing. The execution, delivery and performance of this Agreement will not violate any applicable Privacy Requirements.

Section 5.22 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company Parties, taken as a whole:

(a) The Company and its Subsidiaries are, and since January 1, 2020 have been, in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all Permits required under Environmental Laws for the conduct of their respective businesses;

(b) There are no Actions pending against or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries alleging any violations of or liability under any Environmental Law or any violations or liability concerning any Release of Hazardous Materials;

(c) Neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other Person, has Released any Hazardous Materials at any Leased Real Property or any real property formerly owned, leased or operated by the Company or any of its Subsidiaries in a manner that could reasonably be expected to result in an obligation for investigation, cleanup or remedial action by the Company or any of its Subsidiaries under any Environmental Law;

(d) To the knowledge of the Company, neither the Company nor any of its Subsidiaries have Released per- and polyfluoroalkyl substances during its firefighting operations in a manner that could reasonably be expected to result in an obligation for investigation, cleanup or remedial action by the Company or any of its Subsidiaries under any Environmental Law;

(e) The Company and its Subsidiaries have made available to Purchaser any and all material environmental site assessments, studies, compliance audits, and other material environmental reports with respect to the operations of the Company and its Subsidiaries, any Leased Real Property and any real estate formerly owned, leased or operated by the Company or any of its Subsidiaries in their possession; and

(f) The representations and warranties made in Section 5.08 (Financial Statements), Section 5.09 (Undisclosed Liabilities), this Section 5.22 (Environmental Matters) and Section 5.23 (Absence of Changes) are the sole and exclusive representations and warranties of the Company Parties with respect to Environmental Laws and Hazardous Materials in this Agreement.

Section 5.23 Absence of Changes.

(a) Since December 31, 2021, no Material Adverse Effect has occurred.

(b) Since December 31, 2021, except (i) as set forth on Schedule 5.23(b) of the Company Schedules and (ii) in connection with the transactions contemplated by this Agreement and any other Transaction Agreement, through and including the date of this Agreement, the Company and its Subsidiaries have carried on their respective businesses and operated their properties in all material respects in the ordinary course of business.

(c) Since December 31, 2021, except (i) as set forth on Schedule 5.23(c) of the Company Schedules and (ii) in connection with the transactions contemplated by this Agreement and any other Transaction Agreement, neither the Company nor any of its Subsidiaries has taken or permitted to occur any action that, were it to be taken from and after the date hereof, would require the prior written consent of Purchaser pursuant to Section 8.01.

Section 5.24 Brokers’ Fees. Except for fees described on Schedule 5.24 of the Company Schedules, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar fee, commission or other similar payment in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates.

Section 5.25 Related Party Transactions. Except for the Contracts set forth on Schedule 5.25 of the Company Schedules, there are no Contracts between Company or any of its Subsidiaries, on the one hand, and any Affiliate, officer or director of the Company or, to the Company’s knowledge, any Affiliate of any of them, on the other hand, except in each case, for (a) employment agreements, fringe benefits and other compensation paid to directors, officers and employees consistent with previously established policies, (b) reimbursements of expenses incurred in connection with their employment or service (excluding from clause (a) and this clause (b), and therefore expressly included in the definition of “Related Party Contracts,” any loans made by the Company or its Subsidiaries to any officer, director, employee, member, stockholder, or equityholder and all related arrangements, including any pledge arrangements) and (c) amounts paid pursuant to the Company Benefit Plans (the “Related Party Contracts”).

Section 5.26 Customers and Vendors. Schedule 5.26 of the Company Schedules sets forth, as of the date of this Agreement, the top 10 customers of the Company; and the top 10 vendors of the Company, in each case, based on the aggregate Dollar value of the Company’s transaction volume with such counterparty during the trailing twelve (12) months for the period ending December 31, 2021 (each group of Persons, respectively, the “Top Customers” and “Top Vendors”).

Section 5.27 Registration Statement and Proxy Statement. None of the information supplied or to be supplied by or on behalf of the Company specifically in writing for inclusion in the Registration Statement and the Proxy Statement will, (a) when the Registration Statement and the Proxy Statement are first filed, (b) on the effective date of the Registration Statement, (c) on the date when the Proxy Statement is mailed to the Purchaser’s shareholders and (d) at the time of the Purchaser’s Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.28 FAA Certificate Matters.

(a) Part 135 Certificate is current, valid, and in good standing. Neither the Company nor any Company Party is a party to or the subject of an FAA legal enforcement action that, if decided against the Company or any Company Party, could result in a modification, suspension or revocation of Part 135 Certificate; or a civil penalty being assessed against the holder of Part 135 Certificate. To the knowledge of the Company, no investigation of any actual or alleged violation of any FAA regulations is currently being conducted by the FAA that could ultimately result in a modification, suspension or revocation of Part 135 Certificate; or a civil penalty being assessed against the holder of Part 135 Certificate.

(b) Part 137 Certificate is current, valid, and in good standing. Neither the Company nor any Company Party is a party to or the subject of an FAA legal enforcement action that, if decided against the Company or any Company Party, could result in a modification, suspension or revocation of Part 137 Certificate; or a civil penalty being assessed against the holder of Part 137 Certificate. To the knowledge of the Company, no investigation of any actual or alleged violation of any FAA regulations is currently being conducted by the FAA that could ultimately result in a modification, suspension or revocation of Part 137 Certificate; or a civil penalty being assessed against the holder of Part 137 Certificate.

(c) Part 145 Certificate is current, valid, and in good standing. Neither the Company nor any Company Party is a party to or the subject of an FAA legal enforcement action that, if decided against the Company or any Company Party, could result in a modification, suspension or revocation of Part 145 Certificate; or a civil penalty being assessed against the holder of Part 145 Certificate. To the knowledge of the Company, no investigation of any actual or alleged violation of any FAA regulations is currently being conducted by the FAA that could ultimately result in a modification, suspension or revocation of Part 145 Certificate; or a civil penalty being assessed against the holder of Part 145 Certificate.

Section 5.29 Aircraft Matters.

(a) A list of all Aircraft Objects owned, leased and/or operated by all Company Parties is attached hereto as Schedule 5.29(a) of the Company Schedules; and the make, model, and serial number of each such Aircraft Object is set forth in Schedule 5.29(a) of the Company Schedules.

(b) With respect to each Aircraft Object owned by any Company Party, (i) a bill of sale in favor of such Company Party has been filed in the records of the FAA Civil Aviation Registry; (ii) to the extent such Aircraft Object qualifies for registration, a Contract of Sale in favor of such Company Party has been registered with the International Registry, and (iii) such Company Party holds good and marketable title to such Aircraft Object free and clear of any and all Liens except as otherwise disclosed on Schedule 5.29(b) of the Company Schedules, and Company will warrant and defend such title against all claims and demands whatsoever.

(c) With respect to each Aircraft Object leased by any Company Party, a summary of the terms of, and the identities of the parties to, such lease is set forth in Schedule 5.29(c) of the Company Schedules. Except as otherwise disclosed in Schedule 5.29(c) of the Company Schedules, (i) each lease identified in Schedule 5.29(c) of the Company Schedules is in full force and effect, (ii) no breach or default under any such lease has occurred and is continuing, and (iii) to the knowledge of each Company Party, no event which with the giving of notice or passing of time or both, would constitute a breach or default under any such lease has occurred.

(d) Except as otherwise disclosed in Schedule 5.29(d) of the Company Schedules, (i) each Aircraft owned, leased and/or operated by any Company Party is duly registered with the FAA Civil Aviation Registry; (ii) an Aircraft Registration Certificate has been issued by the FAA Civil Aviation Registry for each such Aircraft; (iii) each such Aircraft Registration Certificate is current and valid; (iv) the expiration date for each Aircraft Registration Certificate is accurate stated on Schedule 5.29(d) of the Company Schedules; (v) on the Closing Date, each Aircraft Registration Certificate shall have not less than three (3) months remaining before the expiration date of such Aircraft Registration Certificate; and (vi) the Aircraft Registration Certificate issued for each such Aircraft is on-board the Aircraft for which such Aircraft Registration Certificate was issued.

(e) Except as otherwise disclosed in Schedule 5.29(e) of the Company Schedules, (i) the FAA has issued an Airworthiness Certificate for each Aircraft owned, leased and/or operated by any Company Party; (ii) each such Airworthiness Certificate is current and valid; (iii) the Airworthiness Certificate issued for each such Aircraft is on-board the Aircraft for which such Airworthiness Certificate was issued; (iv) each such Aircraft is airworthy, with all systems and installed equipment functioning normally and operating in a manner that is consistent with the manufacturer’s specifications; (v) each such Aircraft is current on all manufacturers’ recommended maintenance and inspection schedules and programs (including all calendar, cycle and hourly inspections), with no extensions or deferrals; and (vi) each such Aircraft is in compliance with all applicable FAA airworthiness directives and applicable mandatory or alert service bulletins, orders or other notifications.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER PARTIES

Except as set forth in the Purchaser Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent) or in the SEC Reports filed or furnished by Purchaser prior to the date hereof (excluding (x) any disclosures in such SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature and (y) any exhibits or other documents appended thereto), Purchaser Parties represent and warrant to the Company as follows:

Section 6.01 Corporate Organization. Purchaser is duly organized, validly existing and in good standing (to the extent such concept is applicable) under the Laws of the Cayman Islands and has the power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. The copies of the organizational documents of Purchaser previously delivered by Purchaser to the Company are true, correct and complete and are in effect as of the date of this Agreement. Purchaser is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its organizational documents. Purchaser is duly licensed or qualified and in good standing in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Purchaser to enter into this Agreement or consummate the transactions contemplated hereby.

Section 6.02 Subsidiaries. Each of the Merger Subs and New PubCo has been duly formed or organized, is validly existing under the laws of its jurisdiction of incorporation or organization. Each of the Merger Subs and New PubCo was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted any business prior to the date hereof and has no assets, Liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and any Transaction Agreement to which it is a party, as applicable, and the other transactions contemplated by this Agreement and such Transaction Agreements, as applicable.

Section 6.03 Due Authorization.

(a) Each of the Purchaser Parties has all requisite corporate or entity power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is a party and, upon receipt of approval of the Purchaser Shareholder Matters by Purchaser Shareholders, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been duly, validly and unanimously authorized and approved by the board of directors or equivalent governing body of each of the Purchaser Parties. Except for approval of Purchaser Shareholder Matters by Purchaser Shareholders, no other corporate or equivalent proceeding on the part of Purchaser is necessary to authorize this Agreement or such Transaction Agreements or Purchaser’s performance hereunder or thereunder. This Agreement has been, and each Transaction Agreement to which any of the Purchaser Parties will be parties will be, duly and validly executed and delivered by the applicable Purchaser Parties and, assuming due authorization and execution by each other Party hereto and thereto, this Agreement constitutes, and each such Transaction Agreement to which any of the Purchaser Parties will be parties will constitute a legal, valid and binding obligation of the applicable Purchaser Parties, enforceable against such Purchaser Parties in accordance with its terms, subject to the Enforceability Exceptions.

(b) Assuming a quorum is present at the Special Meeting, as adjourned or postponed, the only votes of any of Purchaser’s shares necessary in connection with the entry into this Agreement by Purchaser, and the consummation of the transactions contemplated hereby, including the Closing, are as set forth on Schedule 6.03(b) of the Purchaser Schedules. Except as set forth on Schedule 6.03(b), each Purchaser Shareholder is entitled to vote at the Special Meeting and is entitled to one vote per share. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation applicable to Purchaser is applicable to any of the Transactions.

(c) At a meeting duly called and held, the board of directors of Purchaser has unanimously: (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Purchaser; (ii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof; (iii) approved the transactions contemplated by this Agreement as a Business Combination; and (iv) made the Purchaser Board Recommendation.

Section 6.04 No Conflict. The execution, delivery and performance of this Agreement and any Transaction Agreement to which Purchaser is a party by Purchaser and, upon receipt of approval of the Purchaser Shareholder Matters by the Purchaser Shareholders, the consummation of the transactions contemplated hereby or by any Transaction Agreement do not and will not (a) conflict with or violate any provision of, or result in the breach of the Purchaser Organizational Documents or any organizational documents of any Subsidiaries of Purchaser, (b) assuming receipt of all consents as required as set forth in Section 6.06, conflict with or result in any violation of any provision of any Law or Governmental Order applicable to Purchaser, any Subsidiaries of Purchaser or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which Purchaser or any Subsidiaries of Purchaser is a party or by which any of their respective assets or properties may be bound or affected, or (d) result in the creation of any Lien upon any of the properties or assets of Purchaser or any Subsidiaries of Purchaser, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Purchaser to enter into and perform its respective obligations under this Agreement or any Transaction Agreement to which Purchaser is a party;.

Section 6.05 Litigation and Proceedings. As of the date of this Agreement, there are no pending or, to the knowledge of Purchaser, threatened, Actions and, to the knowledge of Purchaser, there are no pending or threatened investigations, in each case, against Purchaser, or otherwise affecting Purchaser or its assets, including any condemnation or similar proceedings, which, if determined adversely, could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Purchaser to enter into and perform its obligations under this Agreement or any Transaction Agreement to which Purchaser is a party, as applicable. As of the date of this Agreement, there is no unsatisfied judgment or any open injunction binding upon Purchaser which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Purchaser to enter into and perform its obligations under this Agreement or any Transaction Agreement to which Purchaser is a party, as applicable.

Section 6.06 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company Parties contained in this Agreement, no Governmental Filing is required on the part of Purchaser with respect to the execution or delivery of this Agreement by Purchaser or any Transaction Agreement to which Purchaser is a party, as applicable, or the consummation of the transactions contemplated hereby or thereby, except for (i) applicable requirements of the HSR Act and any other applicable Antitrust Laws, (ii) Proxy Statement/Registration Statement and (iii) the Nasdaq.

Section 6.07 Compliance with Laws. Each of the Purchaser and each Merger Sub is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to prevent or materially delay the consummation of the Transactions, and the Purchaser and the Merger Subs have not received written notice alleging any violation of applicable Law in any material respect by the Purchaser or the Merger Subs. To the knowledge of Purchaser, Purchaser is not under investigation with respect to any material violation of any Law by any Governmental Authority.

Section 6.08 Financial Ability; Trust Account.

(a) As of the date hereof, there is at least $345,330,530 invested in a trust account (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, a New York corporation, acting as trustee (the “Trustee”), pursuant to an Investment Management Trust Agreement, dated January 26, 2021, by and between Purchaser and the Trustee on file with the SEC Reports of Purchaser as of the date of this Agreement (the “Trust Agreement”). Prior to the Closing, none of the funds held in the

Trust Account may be released except in accordance with the Trust Agreement, Purchaser Organizational Documents and Purchaser’s final prospectus dated January 25, 2021. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended. Purchaser has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the date hereof, there are no claims or proceedings pending with respect to the Trust Account. Since January 25, 2021, Purchaser has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Effective Time, the obligations of Purchaser to dissolve or liquidate pursuant to the Purchaser Organizational Documents shall terminate, and, as of the Effective Time, Purchaser shall have no obligation whatsoever pursuant to the Purchaser Organizational Documents to dissolve and liquidate the assets of Purchaser by reason of the consummation of the transactions contemplated hereby. To Purchaser’s knowledge, as of the date hereof, following the Effective Time, no shareholder of Purchaser shall be entitled to receive any amount from the Trust Account except to the extent such shareholder shall have elected to tender its Purchaser Class A Ordinary Shares for redemption pursuant to the Purchaser Shareholder Redemption or otherwise in accordance with the Purchaser Organizational Documents, including in connection with an Extension or dissolution or winding up of Purchaser. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Purchaser and, to the knowledge of Purchaser, the Trustee, enforceable in accordance with its terms, subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of Purchaser, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and there are no Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the SEC Reports to be inaccurate or (ii) entitle any Person (other than shareholders of Purchaser who shall have elected to redeem their Purchaser Class A Ordinary Shares pursuant to the Purchaser Shareholder Redemption or the underwriters of Purchaser’s initial public offering in respect of their Deferred Discount (as defined in the Trust Agreement)) to any portion of the proceeds in the Trust Account.

(b) As of the date hereof, assuming the accuracy of the representations and warranties of the Company and its Subsidiaries contained herein and the compliance by the Company and its Subsidiaries with their respective obligations hereunder, Purchaser has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Purchaser on the Closing Date.

(c) As of the date hereof, Purchaser does not have, or have any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness (except as set forth in this Agreement).

Section 6.09 Brokers’ Fees. Except for fees described on Schedule 6.09 of the Purchaser Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, underwriting fee, deferred underwriting fee, commission or other similar payment in connection with the transactions contemplated by this Agreement based upon arrangements made by Purchaser or any of its Affiliates, including the Sponsor.

Section 6.10 SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities.

(a) Purchaser has filed in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since January 25, 2021 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “SEC Reports”). None of the SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of Purchaser as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended. Purchaser has not had any material off-balance sheet arrangements that are not disclosed in the SEC Reports.

(b) Purchaser has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Purchaser is made known to Purchaser’s principal executive officer and its principal financial officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To Purchaser’s knowledge, such disclosure controls and procedures are effective in timely alerting Purchaser’s principal executive officer and principal financial officer to material information required to be included in Purchaser’s periodic reports required under the Exchange Act.

(c) Purchaser has established and maintained a system of internal controls. To Purchaser’s knowledge, such internal controls are sufficient to provide reasonable assurance regarding the reliability of Purchaser’s financial reporting and the preparation of Purchaser’s financial statements for external purposes in accordance with GAAP.

(d) There are no outstanding loans or other extensions of credit made by Purchaser to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Purchaser. Purchaser has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) Schedule 6.10(e) contains a true and correct list of all Indebtedness of Purchaser as the date hereof, including the outstanding balance with respect thereto as of the date hereof.

(f) Neither Purchaser (including any employee thereof) nor Purchaser’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Purchaser, (ii) any fraud, whether or not material, that involves Purchaser’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Purchaser or (iii) any claim or allegation regarding any of the foregoing.

(g) To the knowledge of Purchaser, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SEC Reports. To the knowledge of Purchaser, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 6.11 Business Activities.

(a) Since its incorporation, Purchaser has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the Purchaser Organizational Documents, there is no agreement, commitment, or Governmental Order binding upon Purchaser or to which Purchaser is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Purchaser or any acquisition of property by Purchaser or the conduct of business by Purchaser as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of Purchaser to enter into and perform its obligations under this Agreement.

(b) Purchaser does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, neither Purchaser nor any of its Subsidiaries has any interests, rights, obligations or Liabilities with respect to, or is party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(c) There is no material liability, debt or obligation against Purchaser or its Subsidiaries that is required to be disclosed in accordance with GAAP in the audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the SEC Reports, except for Liabilities and obligations (x)(i) reflected or reserved for on Purchaser’s consolidated balance sheet as of March 31, 2022 or disclosed in the notes thereto (other than any such Liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to Purchaser Parties, taken as a whole), (x)(ii) that have arisen since the date of Purchaser’s consolidated balance sheet as of March 31, 2022 in the ordinary course of the operation of business of Purchaser and its Subsidiaries (other than any such Liabilities as are not and would not be, in the aggregate, material to Purchaser Parties, taken as a whole), or (y) any loan from the Sponsor or an affiliate thereof or certain of Purchaser’s officers and directors to finance Purchaser’s transaction costs in connection with the Transactions or other expenses unrelated to the Transactions.

(d) Except for this Agreement and the agreements expressly contemplated hereby or as set forth on Schedule 6.11(d) of the Purchaser Schedules, Purchaser is not, and at no time has been, party to any Contract with any other Person that would require payments by Purchaser in excess of $10,000 monthly, $500,000 in the aggregate with respect to any individual Contract or more than $1,000,000 in the aggregate when taken together with all other Contracts (other than this Agreement and the agreements expressly contemplated hereby, the Sponsor Agreement and Contracts set forth on Schedule 6.11(d) of the Purchaser Schedules.

Section 6.12 Taxes.

(a) All material Tax Returns required by Law to be filed by Purchaser have been filed within the applicable time limits, taking into account any valid extensions obtained in the ordinary course of business, and those Tax Returns were, and remain, true, correct, and complete in all material respects.

(b) All material Taxes due and owing by Purchaser have been paid within applicable time limits, and since the date of Purchaser’s consolidated balance sheet for the three months ended March 31, 2022, Purchaser has not incurred any material Tax liability outside the ordinary course of business.

(c) Purchaser has (i) withheld material Taxes required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis, and within applicable time limits, such amounts to the appropriate Governmental Authority and (iii) complied in all material respects with applicable Law with respect to Tax withholding.

(d) Purchaser has not engaged in any Action with respect to Taxes. Purchaser has not received any written notice from a Governmental Authority of a dispute, assessment, or claim with respect to Taxes, other than disputes or claims that have since been resolved, and to the knowledge of Purchaser, no such claims have been communicated in writing. No written claim has been made, and to the knowledge of Purchaser, no oral claim has been made, by any Governmental Authority in a jurisdiction where Purchaser does not file a Tax Return that Purchaser is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved.

(e) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes of Purchaser and no written request for any such waiver or extension is currently pending.

(f) During the two-year period ending on the date hereof, Purchaser has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(g) Purchaser has not been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(h) There are no Liens with respect to Taxes on any of the assets of Purchaser, other than Permitted Liens.

(i) Purchaser does not have liability for the Taxes of any Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor or (iii) by Contract (except, in each case, for Liabilities pursuant to commercial contracts not primarily relating to Taxes).

(j) Purchaser is not a party to, or bound by, or has any obligation to any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreement (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(k) Purchaser has not taken, permitted or agreed to take any action, and does not intend to or plan to take any action, or has any knowledge of any fact or circumstance that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment (with the exception of any actions specifically contemplated by this Agreement).

Section 6.13 Capitalization.

(a) The authorized capital stock of Purchaser consists of 551,000,000 shares, including (i) 500,000,000 Purchaser Class A Ordinary Shares, (ii) 50,000,000 Purchaser Class B Ordinary Shares and (iii) 1,000,000 shares of preferred stock (“Purchaser Preferred Stock”), of which (A) 34,500,000 Purchaser Class A Ordinary Shares are issued and outstanding as of the date of this Agreement, (B) 8,625,000 Purchaser Class B Ordinary Shares are issued and outstanding as of the date of this Agreement and (C) no shares of Purchaser Preferred Stock are issued and outstanding as of the date of this Agreement. As of immediately prior to and at the Closing, the aggregate number of Purchaser Class B Ordinary Shares and Purchaser Class A Ordinary Shares held by the Sponsor shall equal in the aggregate 8,550,000 Purchaser Ordinary Shares. Purchaser has issued (x) Founder Warrants that entitle the Sponsor to purchase 9,400,000 Purchaser Class A Ordinary Shares at an exercise price of $11.50 per share on the terms and conditions set forth in the applicable warrant agreement and (y) Purchaser Public Warrants that entitle the holders of such Purchaser Public Warrants to purchase 17,250,000 Purchaser Class A Ordinary Shares at an exercise price of $11.50 per share on the terms and conditions set forth in the applicable warrant agreement. All of the issued and outstanding Purchaser Ordinary Shares and Purchaser Warrants (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, (iii) were not issued in breach or violation of any preemptive rights or Contract and (iv) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code, except as disclosed in the SEC Reports with respect to certain Purchaser Ordinary Shares held by the Sponsor. Except for this Agreement and the Purchaser Warrants, as of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for Purchaser Ordinary Shares or the equity interests of Purchaser, or any other Contracts to which Purchaser is a party or by which Purchaser is bound obligating Purchaser to issue or sell any shares of capital stock of, other equity interests in or debt securities of, Purchaser, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Purchaser. Except as disclosed in the SEC Reports, the Purchaser Organizational Documents or in the Sponsor Agreement, there are no outstanding contractual obligations of Purchaser to repurchase, redeem or otherwise acquire any securities or equity interests of Purchaser. There are no outstanding bonds, debentures, notes or other indebtedness of Purchaser having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Purchaser’s shareholders may vote. Except as disclosed in the SEC Reports, Purchaser is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to Purchaser Ordinary Shares or any other equity interests of Purchaser. Purchaser does not own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

(b) No Person and no syndicate or “group” (as defined in the Exchange Act and the rules thereunder) of a Person owns directly or indirectly beneficial ownership (as defined in the Exchange Act and the rules thereunder) of securities of Purchaser representing 35% or more of the combined voting power of the issued and outstanding securities of Purchaser.

Section 6.14 NASDAQ Listing. The issued and outstanding units of Purchaser, each such unit comprised of one share of Purchaser Class A Ordinary Shares and one-half of one Purchaser Warrant, are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ under the symbol “JCICU”. The issued and outstanding Purchaser Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ under the symbol “JCIC”. The issued and outstanding Purchaser Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ under the symbol “JCICW”. Purchaser is in compliance with the rules of NASDAQ and there is no Action pending or, to the knowledge of Purchaser, threatened against Purchaser by NASDAQ or the SEC with respect to any intention by such entity to deregister the Purchaser Class A Ordinary Shares or Purchaser Warrants or terminate the listing of Purchaser Class A Ordinary Shares or Purchaser Warrants on NASDAQ. None of Purchaser or its Affiliates has taken any action in an attempt to terminate the registration of the Purchaser Class A Ordinary Shares or Purchaser Warrants under the Exchange Act except as contemplated by this Agreement. Purchaser has not received any notice from NASDAQ or the SEC regarding the revocation of such listing or otherwise regarding the delisting of the Purchaser Class A Ordinary Shares from NASDAQ or the SEC.

Section 6.15 Sponsor Agreement. Purchaser has delivered to the Company a true, correct and complete copy of the Sponsor Agreement. The Sponsor Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended, modified or waived, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Purchaser. The Sponsor Agreement is a legal, valid and binding obligation of Purchaser and, to the knowledge of Purchaser, each other party thereto and neither the execution or delivery by any party thereto, nor the performance of any party’s obligations under, the Sponsor Agreement violates any provision of, or results in the breach of or default under, or requires filing, registration or qualification under, any applicable Law. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser under any material term or condition of the Sponsor Agreement.

Section 6.16 Agreements. Except as set forth in Schedule 6.16 of the Purchaser Schedules, and other than the private placement of securities in connection with Purchaser’s initial public offering, Purchaser is not a party to any transaction, agreement, arrangement or understanding with any (i) present or former shareholder, executive officer or director of Purchaser, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or its Subsidiaries or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, an “Purchaser Affiliate Agreement”). Purchaser has made available to the Company true, correct and complete copies of each Contract or other relevant documentation (including any amendments or modifications thereto) available with respect to any Purchaser Affiliate Agreement.

Section 6.17 Title to Property. Purchaser does not (a) own or lease any real or personal property or (b) is not a party to any agreement or option to purchase any real property or other material interest therein. Subject to the restrictions on use of the Trust Account set forth in the Trust Agreement, Purchaser owns good and marketable title to, or holds a valid leasehold interest in, or a valid license to use, all of the assets used by Purchaser in the operation of its business and which are material to Purchaser, in each case, free and clear of any Liens (other than Permitted Liens).

Section 6.18 Investment Company Act. Purchaser is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended so long as it consummates a business combination prior to January 25, 2023. Purchaser is an “emerging growth company” within the meaning of the JOBS Act.

Section 6.19 Interest in Competitors. Purchaser does not own any interest in any entity or Person that derives revenues from any lines of products, services or business within any of the Company’s or any of its Subsidiaries’ lines of products, services or business.

Section 6.20 Registration Statement and Proxy Statement. None of the information supplied or to be supplied by or on behalf of Purchaser specifically in writing for inclusion in the Registration Statement and the Proxy Statement will, (a) when the Registration Statement and the Proxy Statement are first filed, (b) on the effective date of the Registration Statement, (c) on the date when the Proxy Statement is mailed to the Purchaser’s shareholders and (d) at the time of the Purchaser’s Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 6.21 Absence of Changes. As of the date of this Agreement, except as set forth on Schedule 6.21, there has been no event, occurrence or change since December 31, 2021, which would reasonably be expected to prevent or materially delay the consummation of the Transactions.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF BLOCKER

Except as set forth in the Blocker Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face), Blocker represents and warrants to Purchaser as follows:

Section 7.01 Organization of Blocker. Blocker has been duly organized, is valid existing and in good standing under the Laws of its incorporation or organization, and has the requisite power and authority to own, operate and lease its properties, rights and assets and to conduct its business as it is now being conducted. The copies of the organizational documents of Blocker, as in effect on the date hereof, that were previously made available by Blocker to Purchaser (i) are true, correct and complete and (ii) are in full force and effect. Blocker is not in violation of any of the provisions of their respective organizational documents. Blocker was formed solely to hold an interest in the Company, and has not undertaken any activities other than those incidental to ownership of an interest in the Company.

Section 7.02 Due Authorization. Blocker has the requisite power and authority to execute and deliver this Agreement and (subject to the approvals described in Section 7.05) to perform all obligations to be performed by it hereunder and thereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been authorized by all necessary limited partnership action or other similar action, and no other proceeding on the part of Blocker is necessary to authorize this Agreement. Blocker has obtained each necessary or required vote, consent and approvals from its limited partners or similar investors in order to execute, deliver and perform this Agreement and such authorizations remain in full force and effect as of the Closing. This Agreement has been duly and validly executed and delivered by Blocker and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes a legal, valid and binding obligation of Blocker, enforceable against Blocker in accordance with its terms, subject to the Enforceability Exceptions.

Section 7.03 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 7.03, the execution, delivery and performance of this Agreement and each Transaction Agreement to which Blocker is a party by Blocker, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the organizational documents of Blocker, (b) violate or conflict with any provision of, or result in the breach of or default by Blocker under, or require any filing, registration or qualification under, any applicable Law, (c) trigger any material rights of third parties under any of the provisions of any organizational document of Blocker or resolutions adopted by Blocker’s general partner or limited partners, (d) contravene, conflict with or result in a violation of any Governmental Order to which Blocker or any of the assets or businesses owned, used or operated by Blocker are subject, (e) result in the creation of any Lien upon any of the properties, rights or assets of Blocker, (f) constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination, acceleration, modification, cancellation or creation of a Lien against Blocker or any of its assets or (g) result in a violation or revocation of any license, permit or approval from any Governmental Authority or other Person, except, in each case, as would not, individually or in the aggregate, be reasonably be expected to be material to the Blocker.

Section 7.04 Litigation and Proceedings. Except for Actions under any Tax Law (as to which certain representations and warranties are made pursuant to Section 7.07), there are no pending or, to the knowledge of Blocker, threatened in writing material Actions (including, for the avoidance of doubt, any investigations or inquiries initiated, pending or threatened by any Governmental Authority, or other proceedings at law or in equity) against Blocker or any of its properties, rights or assets. There is no Governmental Order imposed upon or, to the knowledge of Blocker, threatened in writing Actions against Blocker or any of its properties, rights or assets. There is no unsatisfied judgment or any open injunction binding upon Blocker.

Section 7.05 Governmental Authorities; Consents4.2 . No Governmental Filing is required on the part of Blocker with respect to Blocker’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, except for any actions, consents, waivers, approvals, permits or authorizations, designations, declarations, filings, or notice, the absence of which would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions.

Section 7.06 Capitalization, Assets and Liabilities4.3 .

(a) As of the date hereof, Blocker has two (2) classes of partnership interests authorized and outstanding. As of immediately prior to the Closing, all of the general partnership interests of Blocker will be owned beneficially and of record by Blackstone Tactical Opportunities Associates – NQ L.L.C. and all of the limited partnership interests of Blocker will be owned beneficially and of record by BTO Grannus Holdings C L.P. All outstanding equity interests of Blocker are duly authorized and validly issued in accordance with the organizational documents of Blocker. There are no options, warrants, rights or convertible or exchangeable securities, obligating Blocker to issue, deliver or sell additional securities of Blocker (or securities convertible into or exchangeable for Blocker’s securities).

(b) As of the Closing, Blocker will not have any material assets or any material liabilities.

Section 7.07 Taxes.

(a) All material Tax Returns required by Law to be filed by Blocker have been filed within the applicable time limits, taking into account any valid extensions obtained in the ordinary course of business, and those Tax Returns were, and remain, true, correct, and complete in all material respects.

(b) All material Taxes due and owing by Blocker have been paid within applicable time limits other than Taxes which are not yet due and payable or are being contested in good faith by appropriate proceedings and for which reserves have been established in accordance with GAAP and, since December 31, 2020, Blocker has not incurred any material Tax liability, other than Tax liability arising from Blocker’s investment directly or indirectly in the Company or in the ordinary course of business.

(c) Blocker has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis and within applicable time limits, such amounts to the appropriate Governmental Authority, and (iii) complied in all material respects with applicable Law with respect to Tax withholding.

(d) Blocker is not engaged in any Action with respect to Taxes. Blocker has not received any written notice from a Governmental Authority of a dispute, assessment, or claim with respect to Taxes, other than disputes or claims that have since been resolved, and to the knowledge of Blocker, no such claims have been communicated in writing. No written claim has been made by any Governmental Authority in a jurisdiction where Blocker does not file a Tax Return that such entity is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved.

(e) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes of Blocker and no written request for any such waiver or extension is currently pending.

(f) During the two-year period ending on the date hereof, Blocker has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(g) Blocker has not been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(h) There are no Liens with respect to Taxes on any of the assets of Blocker, other than Permitted Liens.

(i) Blocker does not have any liability for the Taxes of any Person (other than Blocker) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (except, in each case, for Liabilities pursuant to commercial contracts not primarily relating to Taxes).

(j) Blocker is not a party to, not bound by, and does not have any obligation to any Governmental Authority or other Person (other than Blocker) under any Tax allocation, Tax sharing or Tax indemnification agreement (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(k) Blocker has never taken, permitted or agreed to take any action, and Blocker does not intend to or plan to take any action, or have any knowledge of any fact or circumstance that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment (with the exception of any actions specifically contemplated by this Agreement, and limited, in the case of the Second Merger, to matters relating to qualification under Section 351 of the Code).

(l) Blocker will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting under Section 481 of the Code (or similar provision of Law), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” within the meaning of Section 7121 of the Code (or similar provision of Law) executed on or prior to the Closing Date; (C) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or similar provision Law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) advance payments, prepaid or deferred amounts received on or prior to the Closing Date.

(m) Neither Blocker nor any of its Affiliates has (A) obtained a Paycheck Protection Program Loan pursuant to Section 1102 of the CARES Act, (B) applied for loan forgiveness pursuant to Section 1106 of the CARES Act, (C) deferred payment of the employer portion of FICA and Medicare Tax pursuant to Section 2302 of the CARES Act, or (D) claimed the employee retention credit pursuant to Section 2301 of the CARES Act.

(n) Blocker is, and has always been resident only in its jurisdiction of incorporation for Tax purposes and is not and has not been, treated as having a permanent establishment, branch or taxable presence for Tax purposes in any jurisdiction other than in its jurisdiction of incorporation. Blocker is not an entity described in Section 7874(a)(2)(B) of the Code.

(o) Blocker has made available to Purchaser true, correct and complete copies of the income Tax Returns filed by Blocker since its formation.

(p) Blocker is, and has all times since its formation been, properly treated as a C corporation for U.S. federal income Tax purposes.

(q) Blocker has complied with all applicable transfer pricing rules described in Section 482 of the Code and the regulations thereunder, or any corresponding or similar provision of state, local or foreign Law.

For purposes of this Section 7.07, any reference to Blocker shall be deemed to include any Person that merged with, was liquidated or converted into or is otherwise a predecessor to for Tax purposes, Blocker.

ARTICLE VIII

COVENANTS OF THE COMPANY

Section 8.01 Conduct of Business. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as contemplated or permitted by this Agreement or the other Transaction Agreements, set forth on Schedule 8.01 of the Company Schedules or consented to by Purchaser (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use its commercially reasonable efforts to operate its business in the ordinary course of business, including complying with and maintaining all material Permits necessary for the lawful conduct of its business. Without limiting the generality of the foregoing, except as contemplated or permitted by this Agreement or the other Transaction Agreements, as set forth on Schedule 8.01 of the Company Schedules, as consented to by Purchaser (which consent shall not be unreasonably conditioned, withheld, delayed or denied), or as required by Law, the Company shall not, and the Company shall cause its Subsidiaries not to, during the Interim Period, except as otherwise contemplated by this Agreement:

(a) change or amend the certificate of formation, limited liability company agreement, certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries;

(b) (i) issue, deliver, sell, transfer, pledge, dispose of or place any Lien (other than a Permitted Lien) on any shares of capital stock or any other equity or voting securities of the Company or any of its Subsidiaries, (ii) issue or grant any options, warrants, restricted stock units, performance stock units or other rights to purchase or obtain any shares of capital stock or any other equity, equity-based or voting securities of the Company or any of its Subsidiaries or (iii) make, declare, set aside, establish a record date for or pay any dividend or distribution other than any dividends or distributions from any wholly owned Subsidiary of the Company either to the Company or any other wholly owned Subsidiaries of the Company;

(c) sell, assign, transfer, convey, lease, license, abandon, allow to lapse or expire, subject to or grant any Lien (other than Permitted Liens) on, or otherwise dispose of, any material assets, rights or properties (including Intellectual Property) of the Company and its Subsidiaries, taken as a whole, other than (i) granting non-exclusive licenses to its customers in the ordinary course of business, (ii) the sale of goods and services to its customers, or (iii) the sale or other disposition of IT Systems deemed by the Company in its reasonable business judgment to be obsolete or no longer be material to the business of the Company and its Subsidiaries, in each such case (i), (ii) and (iii), in the ordinary course of business;

(d) disclose any material Trade Secrets of the Company or any of its Subsidiaries to any Person (other than in the ordinary course of business pursuant to a valid and enforceable written Contract restricting the disclosure and use thereof);

(e) (i) cancel or compromise any claim or Indebtedness owed to the Company or any of its Subsidiaries, or (ii) settle any pending or threatened Action, (A) if such settlement would require payment by the Company in an amount greater than $1,000,000, individually or $5,000,000 in the aggregate, (B) to the extent such settlement includes an agreement to accept or concede injunctive relief, specific performance, or provides for any restrictive covenants on the business or activities of the Company or any of its Subsidiaries or (C) to the extent such settlement involves a Governmental Authority or alleged criminal wrongdoing;

(f) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability, other than in the ordinary course of business consistent with past practice or where such waiver, release, compromise, settlement or satisfaction involves only monetary damages not to exceed $1,000,000 in the aggregate;

(g) directly or indirectly acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or Person or division thereof;

(h) materially amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s or any of its Subsidiary’s rights thereunder;

(i) enter into, materially amend or terminate any material Leases;

(j) make any loans or advance any money or other property to any Person except for (A) advances in the ordinary course of business to the Company Employees for expenses and (B) prepayments and deposits paid to suppliers of the Company or any of its Subsidiaries in the ordinary course of business;

(k) redeem, purchase or otherwise acquire, any shares of capital stock (or other equity interests) of the Company or any of its Subsidiaries or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of capital stock (or other equity interests) of the Company or any of its Subsidiaries;

(l) adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any shares of capital stock or other equity interests or securities of the Company or any of its Subsidiaries;

(m) make any change in its customary accounting principles, procedures or policies, or methods of accounting materially affecting the reported consolidated assets, Liabilities or results of operations of the Company and its Subsidiaries, other than as may be required by applicable Law, GAAP or regulatory guidelines;

(n) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the transactions contemplated by this Agreement);

(o) make, revoke or change any material Tax election, adopt or change any material accounting method with respect to Taxes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax, surrender any right to claim a material refund of Taxes, prepare or file any material Tax Returns in a manner which is inconsistent with past practices (unless otherwise required by applicable Law), consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment; or change its residence for any Tax purposes;

(p) change its residence for any Tax purposes;

(q) directly or indirectly, incur, or modify in any material respect the terms of, any Indebtedness (other than (i) Indebtedness under any Company Financing Agreement or capital leases entered into in the ordinary course of business or (ii) Indebtedness that is repaid at Closing);

(r) grant or pay, commit to grant or pay, or fund any equity or equity-related award or profit sharing award or other similar payment or benefit, in each case, to any current or former employee, director, manager, partner, consultant of, or individual service provider to, the Company or its Subsidiaries;

(s) voluntarily fail to maintain in full force and effect or renew when due material insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practices;

(t) enter into, renew or amend in any material respect, any transaction with any Person that, to the knowledge of the Company, is an Affiliate of the Company (excluding ordinary course payments of annual compensation, provision of benefits or reimbursement of expenses in respect of members or equityholders who are the Company Employees);

(u) enter into any agreement that materially restricts the ability of the Company or its Subsidiaries to engage or compete in any material line of business or in any geographic territory or enter into a new material line of business;

(v) change, amend or terminate any of the Services Agreement Amendments; or

(w) enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 8.01.

Section 8.02 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the Company’s or any its Subsidiaries’ possession from time to time, and except for any information which (x) relates to interactions with prospective buyers of the Company or its Subsidiaries received prior to the date hereof or the negotiation of this Agreement or the Transactions, (y) is prohibited from being disclosed by applicable Law or (z) based on advice of legal counsel of the Company could reasonably be expected to result in the loss of attorney-client privilege or other privilege from disclosure (provided that, the Parties shall use reasonable best efforts to take actions to permit disclosure without loss of such privilege), the Company shall, and shall cause its Subsidiaries to, afford to Purchaser and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries and so long as reasonably feasible or permissible under applicable Law, to their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, in each case, as Purchaser and its Representatives may reasonably request solely for purposes of consummating the Transactions. The Parties shall use commercially reasonable efforts to make alternative arrangements, at the Purchaser’s sole expense, for such disclosure where the restrictions in the preceding sentence apply. Any request pursuant to this Section 8.02 shall be made in a time and manner so as not to delay the Closing. All information obtained by Purchaser and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Closing. In no event shall Purchaser or its Representatives be permitted to conduct any sampling, testing or other intrusive indoor or outdoor investigation of soil, subsurface strata, surface water, groundwater, sediments, ambient air, indoor air or building materials at or in connection with the Leased Real Property.

Section 8.03 No Claim Against the Trust Account. The Company acknowledges that it has read Purchaser’s final prospectus, dated January 25, 2021 and other SEC Reports, Purchaser Organizational Documents, and the Trust Agreement and understands that Purchaser has established the Trust Account described therein for the benefit of Purchaser’s public shareholders and that disbursements from the Trust Account are available only in the limited circumstances set forth in the Trust Agreement. The Company and Blocker each further acknowledges that, if the transactions contemplated by this Agreement, or, in the event of termination of this Agreement, another business combination, are not consummated by January 25, 2023 or such later date as approved by the shareholders of Purchaser to complete a business combination, Purchaser will be obligated to return to its shareholders the amounts being held in the Trust Account. Accordingly, the Company and Blocker each hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account or to collect from the Trust Account any monies that may be owed to them by Purchaser or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, including for a breach of this Agreement by Purchaser or any negotiations, agreements or understandings with Purchaser (whether in the past, present or future); provided, that nothing herein shall serve to limit or prohibit the Company’s or the Company’s equityholders’ right to pursue a claim against Purchaser or any of its Affiliates for legal relief against assets held outside the Trust Account (including from and after the consummation of a business combination other than as contemplated by this Agreement) or pursuant to Section 14.13 for specific performance or other injunctive relief. This Section 8.03 shall survive the termination of this Agreement for any reason.

Section 8.04 Proxy Solicitation; Other Actions.

(a) The Company agrees to provide the following in connection with the initial filing of the Registration Statement with the SEC: (i) audited financial statements, including consolidated balance sheets and consolidated statements of income, shareholders’ equity and cash flows, of the Company and its Subsidiaries as at and for the years ended December 31, 2021 and December 31, 2020, in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the auditing standards of the PCAOB and (ii) unaudited financial statements, including consolidated balance sheets and consolidated statements of income, shareholders’ equity and cash flows, of the Company and its Subsidiaries as at and for the three-months ended March 31, 2022 and March 31, 2021, in each case, prepared in accordance with GAAP and Regulation S-X. The Company shall be reasonably available to, and the Company and its Subsidiaries shall use reasonable best efforts to make their officers and employees available to, in each case, during normal business hours and upon reasonable advanced notice, and shall cooperate with Purchaser and its counsel in connection with (i) the drafting of the Registration Statement and (ii) responding in a timely manner to comments on the Registration Statement from the SEC or any correspondence related thereto. Without limiting the generality of the foregoing, the Company shall prepare (with the assistance and cooperation of Purchaser as reasonably requested by the Company) for inclusion in the Registration Statement pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC).

(b) From and after the date on which the Registration Statement is mailed to Purchaser’s and the Company’s shareholders, the Company will give Purchaser prompt written notice of any action taken or not taken by the Company or its Subsidiaries or of any development regarding the Company or its Subsidiaries, in any such case which is known by the Company, that would cause the Registration Statement to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, Purchaser and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Registration Statement, such that the Registration Statement no longer contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, however, that no information received by Purchaser pursuant to this Section 8.04 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Company Schedules.

(c) From and after the date on which the Registration Statement is mailed to Purchaser’s and the Company’s shareholders, Purchaser will give the Company prompt written notice of any action taken or not taken by Purchaser or its Subsidiaries or of any development regarding Purchaser or its Subsidiaries, in any such case which is known by Purchaser, that would cause the Registration Statement to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, Purchaser and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Registration Statement, such that the Registration Statement no longer contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, however, that no information received by the Company pursuant to this Section 8.04 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Company Schedules.

Section 8.05 Omnibus Incentive Plan. Prior to the Closing Date (but subject to the limitations of Section 8.01), the Company may take all actions necessary to adopt the 2022 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) in substantially the form attached hereto as Exhibit L and New PubCo shall take all actions necessary to adopt the Omnibus Incentive plan, subject to approval of the Purchaser Shareholder Matters. If adopted by the Company, the Omnibus Incentive Plan shall provide for the reservation of a number of Company Common Shares that, when multiplied by the Per Share Common Stock Consideration is estimated to equal no more than 15% of the fully diluted shares of New Pubco Common Stock as of immediately after the Closing. If the Company has adopted the Omnibus Incentive Plan, at the Closing, subject to approval of the Purchaser Shareholder Matters, New Pubco shall take all actions necessary to assume the Omnibus Incentive Plan and any grants or awards issued pursuant thereto, including any amendments to the Omnibus Incentive Plan required to provide that the actual number of shares of New Pubco Common Stock reserved for issuance under the as-assumed Omnibus Incentive Plan (including any grants or awards assumed pursuant to this Section 8.05), will be sufficient to cover all shares authorized under the Omnibus Incentive Plan but in any event not more than 15% of the fully diluted shares of New Pubco Common Stock (measured as of the Closing Date).

Section 8.06 Employee Stock Purchase Plan. Prior to the Closing Date, New PubCo shall take all actions necessary to adopt the 2022 Employee Stock Purchase Plan (the “ESPP”) in substantially the form attached hereto as Exhibit M. The ESPP shall provide for the reservation of 1% of the fully diluted shares of New Pubco Common Stock (measured as of the Closing Date), subject to annual increases pursuant to an evergreen provision which will provide for an automatic increase of 1% of the fully diluted shares of capital stock of New Pubco.

Section 8.07 Indemnification and Insurance.

(a) From and after the First Effective Time, each of New PubCo and the Company agree that (to the maximum extent permitted by applicable Law) each of them shall indemnify and hold harmless each present and former director, manager and officer of New PubCo, the Company and Purchaser and each of their respective Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or Liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the First Effective Time, whether asserted or claimed prior to, at or after the First Effective Time, to the fullest extent that the Company, New PubCo, Purchaser or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and their respective certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, New PubCo and the Company shall cause New PubCo and each of its Subsidiaries to, (i) maintain for a period of not less than six years from the First Effective Time provisions in its certificate of incorporation, bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors/managers that are no less favorable to those Persons than the provisions of such certificates of incorporation, bylaws and other organizational documents as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b) For a period of six years from the First Effective Time, New PubCo and the Company shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Purchaser’s or any of its Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to the Company or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall New PubCo, the Company or its Subsidiaries be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the Company and its Subsidiaries for such insurance policy for the year ended December 31, 2021; provided, however, that (i) the Company may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the First Effective Time (the “D&O Tail”) and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 8.07 shall be continued in respect of such claim until the final disposition thereof.

(c) Purchaser and the Company hereby acknowledge (on behalf of themselves and their respective Subsidiaries) that the indemnified Persons under this Section 8.07 may have certain rights to indemnification, advancement of expenses and/or insurance provided by current stockholders, members, or other Affiliates of such shareholders or members (“Indemnitee Affiliates”) separate from the indemnification obligations of Purchaser, the Company and their respective Subsidiaries hereunder. The Parties hereby agree (i) New PubCo, the Company and their respective Subsidiaries are the indemnitors of first resort (i.e., its obligations to the indemnified Persons under this Section 8.07 are primary and any obligation of any Indemnitee Affiliate to advance expenses or to provide indemnification for the same expenses or Liabilities incurred by the indemnified Persons under this Section 8.07 are secondary), (ii) that New PubCo, the Company and their Subsidiaries shall be required to advance the full amount of expenses incurred by the indemnified Persons under this Section 8.07 and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and required by Purchaser’s, New PubCo’s, the Company’s and their respective Subsidiaries’ governing documents or any director or officer indemnification agreements, without regard to any rights the indemnified Persons under this Section 8.07 may have against any Indemnitee Affiliate, and (iii) that the Parties (on behalf of themselves and their respective Subsidiaries) irrevocably waive, relinquish and release the Indemnitee Affiliates from any and all claims against the Indemnitee Affiliates for contribution, subrogation or any other recovery of any kind in respect thereof.

(d) Notwithstanding anything contained in this Agreement to the contrary, this Section 8.07 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on New PubCo, the Company, the Surviving Companies and all successors and assigns of the Company and the Surviving Companies. In the event that New PubCo, the Company, the Surviving Companies or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of New PubCo, the Company or the Surviving Companies, as the case may be, shall succeed to the obligations set forth in this Section 8.07.

Section 8.08 Aircraft Registration Certificate. In the event the Aircraft Registration Certificate for any Aircraft expires or is scheduled to expire at any time between the date of this Agreement and the date that is six (6) months after the Closing Date, the Company shall submit to the FAA Civil Aviation Registry a properly completed application for renewal of the registration of such Aircraft no later than the date that is five (5) months prior to the expiration date printed on such Aircraft Registration.

Section 8.09 Mountain Air. Prior to the Closing, all issued and outstanding equity interests of Mountain Air shall be transferred to the Company or its Subsidiaries on terms set forth on Exhibit K hereto and otherwise on an as-is, where-is, basis, to be documented in a form mutually acceptable to Purchaser and the Company, acting reasonably and in good faith.

Section 8.10 Third Party Consents. Prior to the Closing, the Company shall obtain any consents and approvals that are or may be required in connection with the Transactions, including those set forth on Schedule 8.10 of the Company Schedules. The Company shall keep Purchaser reasonably informed with respect to the status of such consents and approvals and no payments shall be made in connection therewith without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 8.11 Helena FSDO. Within five (5) business days following the execution of this Agreement, the Company shall contact the Helena Flight Standards District Office (the “Helena FSDO”) to schedule a meeting, to occur prior to the Closing, among the Company, Purchaser and Helena FSDO staff members to discuss (i) the Transactions, (ii) the continuing validity of the Part 135 Certificate, the Part 137 Certificate and the Part 145 Certificate and (iii) the Company’s compliance therewith.    The Company agrees to waive any claims of confidentiality and to allow full disclosure by Helena FSDO personnel to Purchaser’s representatives.

Section 8.12 International Registry Contracts of Sale. As soon as reasonably practicable after the date of this Agreement, and in any event not later than the Closing, the Company shall, to the extent such Aircraft Object qualifies for registration, cause a Contract of Sale in favor of a Company Party to be registered with the International Registry for each Aircraft Object listed in Schedule 5.29(b) and shall deliver to Purchaser an updated International Registry Search Certificate for each such Aircraft Object reflecting such registration.

Section 8.13 International Registry International Interests. As soon as reasonably practicable after the date of this Agreement, and in any event not later than the Closing, the Company shall use commercially reasonable efforts to cause all International Interests listed in Schedule 8.13 of the Company Schedules to be removed so as to cause the title of each Aircraft Object to be free and clear of any and all International Interests (excluding Contracts of Sale) as of Closing, and shall deliver to Purchaser an updated International Registry Search Certificate for each such Aircraft Object indicating that there are no registered and unreleased International Interests (excluding Contracts of Sale) of record for such Aircraft Object.

Section 8.14 Blocker Restructuring. The Company acknowledges and agrees that (a) the Company hereby approves and consents to the Blocker Restructuring and (b) the Company shall cooperate with Blocker, the BTO Entities and their respective Affiliates to structure and effect the Blocker Restructuring as may reasonably be requested by Blocker, the BTO Entities and their respective Affiliates from time to time.

ARTICLE IX

COVENANTS OF PURCHASER

Section 9.01 Conduct of Purchaser During the Interim Period.

(a) During the Interim Period, except as set forth on Schedule 9.01 of the Purchaser Schedules or as contemplated by this Agreement or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Purchaser shall not and shall not permit any of its Subsidiaries to, except as otherwise contemplated by this Agreement:

(i) change, modify or amend the Trust Agreement or the Purchaser Organizational Documents;

(ii) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Purchaser; (B) split, combine or reclassify any capital stock of, or other equity interests in, Purchaser; or (C) other than in connection with Purchaser Shareholder Redemption or as otherwise required by Purchaser’s Organizational Documents in order to consummate the transactions contemplated hereby, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Purchaser;

(iii) make, change or revoke any material tax election, adopt or change any material accounting method with respect to Taxes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax, surrender any right to claim a material refund of Taxes, prepare or file any material Tax Returns in a manner which is inconsistent with past practices (unless otherwise required by applicable Law) or consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment;

(iv) enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Purchaser (including, for the avoidance of doubt, (x) any Director or Officer of Purchaser or anyone related by blood, marriage or adoption to any such person and (y) any Person with whom any Director or Officer of Purchaser has a direct or indirect legal or contractual relationship or beneficial ownership interest of 5% or greater) or any other Purchaser Affiliate Agreement;

(v) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability;

(vi) adopt or amend any Purchaser employee benefit plan (or any plan, policy or arrangement that would be a Purchaser employee benefit plan if so adopted), or enter into any employment contract or collective bargaining agreement, pay any special bonus or special remuneration to any director, officer, employee or contractor, or increase the salaries or wage rates of its directors, officers, employees or independent contractors other than in the ordinary course consistent with past practices;

(vii) acquire by merging or consolidating with, or by purchasing the assets of, or by any other manner, any business or Person or division thereof or otherwise acquire any assets;

(viii) adopt a plan of complete or partial liquidation, dissolution, merger, division transaction, consolidation or recapitalization;

(ix) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness;

(x) (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, other equity interests, equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in, Purchaser (including any Purchaser Preferred Stock) or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests or (B) amend, modify or waive any of the terms or rights set forth in, any Purchaser Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or

(xi) authorize any of, or commit or agree to take, whether in writing or otherwise, any of, the foregoing actions.

(b) During the Interim Period, Purchaser shall, and shall cause its Subsidiaries to comply with, and continue performing under, as applicable, Purchaser Organizational Documents, the Trust Agreement and all other agreements or Contracts to which Purchaser or its Subsidiaries may be a party.

(c) Notwithstanding anything to the contrary in this Section 9.01, nothing in this Agreement shall prohibit or restrict Purchaser from extending one or more times, in accordance with the Purchaser Organizational Documents, the deadline by which it must complete its Business Combination (an “Extension”), and no consent of any other Party shall be required in connection therewith; provided, that Purchaser shall, upon the written request of the Company, use commercially reasonable efforts to seek an Extension of not earlier than March 27, 2023, so long as the consummation of the Transactions following such date would not be permanently enjoined or prohibited by the terms of any final, non-appealable Governmental Order or any Law.

Section 9.02 [Reserved].

Section 9.03 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Purchaser or its Subsidiaries by third parties that may be in Purchaser’s or its Subsidiaries’ possession from time to time, and except for any information which in the opinion of legal counsel of Purchaser would result in the loss of attorney-client privilege or other privilege from disclosure, or the disclosure of which would violate any provision of applicable Law, Purchaser shall afford to the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, to their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of Purchaser and its Subsidiaries, and shall use its and their commercially reasonable efforts to furnish such Representatives with all financial and operating data and other information concerning the affairs of Purchaser that are in the possession of Purchaser, in each case as the Company and its Representatives may reasonably request solely for purposes of consummating the Transactions. The Parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company, its Affiliates and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

Section 9.04 New PubCo NASDAQ Listing. From the date hereof through the Closing, Purchaser shall use reasonable best efforts to ensure Purchaser remains listed as a public company on, and for Purchaser Class A Ordinary Shares and Purchaser Warrants to be listed on, NASDAQ. New PubCo will use reasonable best efforts to obtain, and Purchaser and the Company will use reasonable best efforts to cooperate with New PubCo to obtain, a listing of New PubCo Common Stock and New PubCo Warrants to be listed on NASDAQ, effective as of the Closing.

Section 9.05 Purchaser Public Filings. From the date hereof through the Closing, Purchaser will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

Section 9.06 Section 16 Matters. Prior to the Effective Time, Purchaser shall take all commercially reasonable steps as may be required (to the extent permitted under applicable Law) to cause any acquisition or disposition of Purchaser Class A Ordinary Shares or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the Transactions by each Person who is or will be or may be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Purchaser to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.

Section 9.07 Qualification as an Emerging Growth Company. Purchaser shall, at all times during the period from the date hereof until the Closing: (a) take all actions reasonably necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) and (b) not take any action that would cause Purchaser to not qualify as an “emerging growth company” within the meaning of the JOBS Act.

Section 9.08 Stockholder Litigation. In the event that any litigation related to this Agreement, any Transaction Agreement or the transactions contemplated hereby or thereby is brought, or, to the knowledge of Purchaser, threatened in writing, against Purchaser or the board of directors of Purchaser by any of the Purchaser Shareholders prior to the Closing, Purchaser shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. Purchaser shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle any such litigation without prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

Section 9.09 Blocker Restructuring. Each of Purchaser and New PubCo hereby (a) approves and consents to the Blocker Restructuring (except to the extent the Blocker Restructuring prevents the Transactions from qualifying for the Intended Tax Treatment) and (b) shall cooperate with Blocker, the BTO Entities and their respective Affiliates to structure and effect the Blocker Restructuring as may reasonably be requested by Blocker, the BTO Entities and their respective Affiliates from time to time, at the sole expense of Blocker.

ARTICLE X

COVENANTS OF BLOCKER

Section 10.01 Conduct of Business. During the Interim Period, except as set forth on Schedule 10.01 of the Blocker Schedules or as contemplated by this Agreement or as consented to by Purchaser in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Blocker shall not, except for actions reasonably required to be taken (or omitted from being taken) in connection with the Blocker Restructuring or as otherwise contemplated by this Agreement:

(a) change or amend the certificate of formation, limited partnership agreement, certificate of incorporation, bylaws or other organizational documents of Blocker, except as otherwise required by Law;

(b) directly or indirectly acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or Person or division thereof;

(c) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Blocker (other than the transactions contemplated by this Agreement);

(d) make, revoke or change any material Tax election, adopt or change any material accounting method with respect to Taxes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax, surrender any right to claim a material refund of Taxes, prepare or file any material Tax Returns in a manner which is inconsistent with past practices (unless otherwise required by applicable Law), consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment; or change its residence for any Tax purposes; or

(e) enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 10.01.

Section 10.02 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished Blocker or any of its Subsidiaries by third parties that may be in the Blocker’s or any its Subsidiaries’ possession from time to time, and except for any information which (x) relates to interactions with prospective buyers of Blocker or its Subsidiaries received prior to the date hereof or the negotiation of this Agreement or the Transactions, (y) is prohibited from being disclosed by applicable Law or (z) based on advice of legal counsel of Blocker could reasonably be expected to result in the loss of attorney-client privilege or other privilege from disclosure, Blocker shall, and shall cause its Subsidiaries to, afford to Purchaser and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of Blocker and its Subsidiaries and so long as reasonably feasible or permissible under applicable Law, to their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of Blocker and its Subsidiaries, in each case, as Purchaser and its Representatives may reasonably request solely for purposes of consummating the Transactions. The Parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. Any request pursuant to this Section 8.02 shall be made in a time and manner so as not to delay the Closing.

ARTICLE XI

JOINT COVENANTS

Section 11.01 Regulatory Approvals.

(a) Each of the parties hereto shall cooperate and use their respective reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done as promptly as practicable, all things necessary, proper and advisable under applicable Laws, to consummate and make effective as promptly as practicable the Transactions, including providing any notices to any Person required in connection with the consummation of the Transactions, and obtaining any licenses, consents, waivers, approvals, authorizations, qualifications and Governmental Orders necessary to consummate the Transactions; provided, that in no event shall any party be required to pay any material fee, penalty or other consideration to obtain any license, Permit, consent, approval, authorization, qualification or waiver required under any Contract for the consummation of the Transactions (other than fees or expenses payable to the SEC in connection with the Transactions, including the Registration Statement, filing fees payable pursuant to the HSR Act or other Antitrust Laws, and any other ordinary course filing fees in connection with Governmental Filings required to consummate the Transactions). Subject to appropriate confidentiality protections and applicable Antitrust Laws, each party hereto shall furnish to the other parties such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.

(b) Each of the parties hereto shall cooperate with one another and use their reasonable best efforts to prepare all necessary documentation (including furnishing all information (i) required under any applicable Antitrust Laws or other applicable Laws or (ii) requested by a Governmental Authority pursuant to applicable Antitrust Laws to effect promptly all necessary filings with any Governmental Authority and to obtain all necessary, proper or advisable actions or nonactions, approvals consents, waivers, exemptions and approvals of any Governmental Authority necessary to consummate the Transactions. Each party hereto shall provide to the other parties copies of all substantive correspondence between it (or its advisors) and any Governmental Authority relating to the Transactions or any of the matters described in this Section 11.01. Each of the parties hereto shall promptly inform the other of any substantive oral communication with, and provide copies of any substantive written communications with, any Governmental Authority regarding any such filings or any such transaction, unless prohibited by reasonable request of any Governmental Authority. No party hereto shall independently participate in any substantive meeting or substantive conference call with any Governmental Authority in respect of any such filings, investigation or other inquiry without giving the other party prior notice of the substantive meeting or substantive conference call and, to the extent permitted by such Governmental Authority, the opportunity to attend or participate. In the event a party is prohibited from participating in or attending any meeting or substantive conference call, the participating party shall keep the other party promptly and reasonably apprised with respect thereto, to the extent permitted by applicable Law. To the extent permissible under applicable Law, the parties hereto will consult and cooperate with one another, and consider in good faith the views of one another so as to mutually agree on any strategies and decisions in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under Antitrust Laws or other applicable Laws. Any documents or other materials provided pursuant to this Section 11.01(b) may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of the Company or other competitively sensitive material or personally-identifiable information or other sensitive personal or financial information, and the parties may, as each deems advisable, reasonably designate any material provided under this Section 11.01 as “outside counsel only material.” Such “outside counsel only materials” and the information contained therein shall be given only to legal counsel of the recipient and will not be disclosed by such legal counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials. Notwithstanding the foregoing, neither party shall be obligated to share with the other party documents responsive to items 4(c) and 4(d) on the Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act. Without limiting the generality of the undertakings pursuant to this Section 11.01, each party hereto shall use reasonable best efforts to provide or cause to be provided (including, with respect to filings pursuant to the HSR Act, by its “Ultimate Parent Entities”, as that term is defined in the HSR Act as promptly as reasonably practicable and advisable to any Governmental Authority information and documents relating to such party as requested by such Governmental Authority or necessary, proper or advisable to permit consummation of the Transactions, including filing any notification and report form and related material required under the HSR Act and any other filing or notice that may be required with any other Governmental Authority as promptly as reasonably practicable and advisable after the date hereof (and, in the case of filings under the HSR Act, no later than 10 Business Days after the date hereof), and thereafter to respond as promptly as reasonably practicable and advisable to any request for additional information or documentary material relating to such party that may be made (including under the HSR Act and any similar Antitrust Law). Purchaser shall supply as promptly as practicable and advisable any additional information and documentary material relating to Purchaser that may be requested by any Governmental Authority.

(c) If any objections are asserted with respect to the Transactions under any applicable Law or if any Action is instituted by any Governmental Authority or any private party challenging any of the Transactions as violative of any applicable Law, each of the parties hereto shall cooperate with one another in good faith and use their reasonable best efforts to: (i) oppose or defend against any action to prevent or enjoin consummation of this Agreement (and the Transactions), and (ii) take such action as reasonably necessary to overturn any regulatory action by any Governmental Authority to prevent or enjoin consummation of this Agreement (and the Transactions), including by defending any Action brought by any Governmental Authority in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in order to resolve any such objections or challenge as such Governmental Authority or private party may have to any of the Transactions under such applicable Law so as to permit the consummation of the Transactions in their entity; provided, however, that any decision by the parties hereto to litigate in connection with such matters must be mutually agreed by the parties hereto.

(d) Notwithstanding the foregoing, Purchaser shall take any and all actions necessary to obtain any authorization, consent or approval of a Governmental Authority (including in connection with any Governmental Filings) necessary or advisable so as to enable the consummation of the Transactions to occur as expeditiously as possible (and in any event, no later than the Termination Date) and to resolve, avoid or eliminate any impediments or objections, if any, that may be asserted with respect to the Transactions under any Law, or to otherwise oppose, avoid the entry of, or to effect the dissolution of, any order, decree, judgment, preliminary or permanent injunction that would otherwise have the effect of preventing, prohibiting, restricting, or delaying the consummation of the Transactions, including: (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of, or holding separate of, businesses, product lines, rights or assets of Purchaser (including entering into customary ancillary agreements relating to any such sale, divestiture, licensing or disposition of such businesses, product lines, rights or assets) and (ii) otherwise taking or committing to take actions that after the Closing Date would limit Purchaser’s or its controlled Affiliates’ freedom of action with respect to, or its ability to retain or control, one or more of the businesses, product lines, rights or assets of Purchaser, in each case as may be required in order to enable the consummation of the Transactions to occur as expeditiously as possible (and in any event no later than the Termination Date.

(e) From the date of this Agreement until Closing, Purchaser shall not acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or any equity in, or by any other manner, any assets or Person, if the execution and delivery of a definitive agreement relating to, or the consummation of, such acquisition could in any material respect (individually or in the aggregate): (i) impose any delay in obtaining, or increase the risk of not obtaining, consents of a Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) increase the risk of a Governmental Authority seeking or entering a Governmental Order prohibiting the consummation of the Transactions, (iii) increase the risk of not being able to remove any such Governmental Order on appeal or otherwise, or (iv) otherwise prevent or delay the consummation of the Transactions.

(f) Notwithstanding anything else contained herein to the contrary, each of the Company and Purchaser shall pay, or cause to be paid, 50% of all filing fees payable by any Party pursuant to Antitrust Laws in connection with the Transactions.

Section 11.02 Support of Transaction.

(a) Without limiting any covenant contained in Article VIII or Article IX, including the obligations of the Company and Purchaser with respect to the notifications, filings, reaffirmations and applications described in Section 11.01, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 11.02, Purchaser and the Company shall each, and shall each cause their respective Subsidiaries to: (a) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of Purchaser, the Company, or their respective Affiliates are required to obtain in order to consummate the Transactions and (b) use commercially reasonable efforts to take such other action as may reasonably be necessary or as another Party may reasonably request to satisfy the conditions of the other Party set forth in Article XII or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable. Notwithstanding the foregoing, in no event shall Purchaser, the Company, or any of their Subsidiaries be obligated to bear any material expense or pay any material fee or grant any material concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company or any of its Subsidiaries is a party or otherwise required in connection with the consummation of the Transactions.

(b) The Company shall use reasonable best efforts to secure and deliver to Purchaser the Written Consent, duly executed by the applicable requisite holders of the issued and outstanding equity interests of the Company, within twenty-four (24) hours following the execution of this Agreement.

Section 11.03 Preparation of Registration Statement; Purchaser Special Meeting.

(a) Registration Statement.

(i) As promptly as practicable following the execution and delivery of this Agreement, (i) Purchaser (with the assistance and cooperation of the Company as reasonably requested by Purchaser) shall use reasonable best efforts to prepare, and cause New PubCo to file with the SEC, the Registration Statement in connection with the registration under the Securities Act of the New PubCo Warrants and the shares of New PubCo Common Stock to be issued under this Agreement to Purchaser Shareholders and holders of Company Shares that did not execute the Written Consent, (ii) Purchaser shall consult with the other Parties as to the content of the Registration Statement, to the extent commercially reasonable, allow the other Parties reasonable time to review and comment on the Registration Statement in advance of its filing with the SEC, and consider incorporation of any reasonable comments made by the other Parties to the Registration Statement, and (iii) once the Registration Statement has been declared effective, Purchaser shall promptly file with the SEC the Proxy Statement for the Special Meeting with respect to, among other things: (A) providing Purchaser’s shareholders with the opportunity to redeem Purchaser Class A Ordinary Shares by tendering such shares for redemption not later than 5:00 p.m. Eastern Time on the date that is at least two (2) Business Days prior to the date of the Special Meeting (the “Purchaser Shareholder Redemption”); and (B) soliciting proxies from holders of Purchaser Ordinary Shares to vote at the Special Meeting, as adjourned or postponed, in favor of: (1) the adoption of this Agreement and approval of the Plan of Merger and the Transactions; (2) the amendment and restatement of the memorandum and articles of association of Purchaser in the form attached as Exhibit I hereto; (3) on an advisory basis only, the material differences between Purchaser’s existing Amended and Restated Memorandum and Articles of Association and the New PubCo Charter; (4) the approval and assumption of the Omnibus Incentive Plan and any grants or awards issued thereunder and the approval of the ESPP; (5) any other proposals that the SEC (or staff member thereof) may indicate are necessary in its comments to the Proxy Statement or correspondence related thereto; (6) any other proposals the Parties agree are necessary or desirable to consummate the Transactions; and (7) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (collectively, the “Purchaser Shareholder Matters”). Each of Purchaser and the Company shall use its reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Each of Purchaser and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement. Promptly after the Registration Statement is declared effective under the Securities Act, Purchaser and shall use reasonable best efforts to cause the Proxy Statement to be disseminated and mailed to the holders of Purchaser Ordinary Shares and the Company shall use reasonable best efforts to cause the Prospectus included in the Registration Statement to be disseminated to the holders of Company Shares, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the Purchaser Organizational Documents.

(ii) Each of Purchaser and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, delayed or conditioned), any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If Purchaser or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (x) such party shall promptly inform the other parties and (y) Purchaser and the Company shall cooperate fully and mutually agree upon (such agreement not to be unreasonably withheld, delayed or conditioned) an amendment or supplement to the Registration Statement. Purchaser shall provide the other Parties with copies of any written comments, and shall inform such other Parties of any oral comments, that New PubCo or Purchaser receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other Parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(iii) Purchaser shall use reasonable best efforts to, as promptly as practicable (and in any event, within seven (7) Business Days after the SEC Clearance Date), (i) establish the record date for, duly call, give notice of, convene and hold the Special Meeting in accordance with the applicable Laws of the Cayman Islands for a date no later than 35 days following the SEC Clearance Date (subject to Section 11.03(b)), and (ii) cause the Proxy Statement to be disseminated to holders of Purchaser Ordinary Shares in compliance with applicable Law.

(b) Purchaser Special Meeting; Modification in Recommendation.

(i) Purchaser shall use its reasonable best efforts to take all actions necessary (in its discretion or at the request of the Company) to obtain the approval of Purchaser Shareholder Matters at the Special Meeting, as adjourned or postponed, including by soliciting proxies as promptly as practicable in accordance with applicable Law for the purpose of seeking the approval of Purchaser Shareholder Matters. Purchaser shall include Purchaser Board Recommendation in the Proxy Statement.

(ii) The board of directors of Purchaser shall not withdraw, amend, qualify or modify the Purchaser Board Recommendation (any such withdrawal, amendment, qualification or modification being, a “Modification in Recommendation”); provided, that the board of directors of Purchaser may make a Modification in Recommendation if it determines in good faith, after consultation with its outside legal counsel, that a failure to make a Modification in Recommendation would be inconsistent with its fiduciary obligations to Purchaser under applicable Law; provided, further, that: (i) Purchaser shall have delivered written notice to the Company of its intention to make a Modification in Recommendation at least five (5) Business Days prior to the taking of such action by Purchaser, (ii) during such period and prior to making a Modification in Recommendation, if requested by the Company, Purchaser shall have negotiated in good faith with the Company regarding any revisions or adjustments proposed by the Company to the terms and conditions of this Agreement as would enable the board of directors of Purchaser to reaffirm the Purchaser Board Recommendation and not make such Modification in Recommendation and (iii) if the Company requested negotiations in accordance with clause (ii), Purchaser may make a Modification in Recommendation only if the board of directors of Purchaser, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company shall have, prior to the expiration of the five (5) Business Day period, offered in writing to Purchaser, continues to determine in good faith that failure to make a Modification in Recommendation would be inconsistent with its fiduciary duties to Purchaser under applicable Law. To the fullest extent permitted by applicable Law, (x) Purchaser’s obligations to establish a record date for, duly call, give notice of, convene and hold the Special Meeting shall not be affected by any Modification in Recommendation and (y) Purchaser agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for approval the Purchaser Shareholder Matters and (z) provided that there has been no Modification in Recommendation, Purchaser shall use its reasonable best efforts to take all actions necessary to obtain the approval of the Purchaser Shareholders with respect thereto at the Special Meeting, including as such Special Meeting may be adjourned or postponed in accordance with this Agreement, including by soliciting proxies in accordance with applicable Law for the purpose of seeking the approval of the Purchaser Shareholders.

(iii) Notwithstanding anything to the contrary contained in this Agreement, Purchaser shall be entitled to (and, in the case of the following clauses (A) and (C), at the request of the Company, shall) postpone or adjourn the Special Meeting for a period of no longer than 20 days (excluding any adjournments required by applicable Law): (A) to ensure that any supplement or amendment to the Proxy Statement that the board of directors of Purchaser has determined in good faith is required by applicable Law is disclosed to Purchaser’s shareholders and for such supplement or amendment to be promptly disseminated to Purchaser’s shareholders prior to the Special Meeting; (B) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient Purchaser Class A Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; or (C) in order to solicit additional proxies from shareholders for purposes of obtaining approval of Purchaser Shareholder Matters; provided, that in the event of any such postponement or adjournment, the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.

Section 11.04 Exclusivity.

(a) During the Interim Period, the Company shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate or engage in discussions or negotiations with, or enter into any agreement with, or encourage, or provide information to, any Person (other than Purchaser and/or any of its Affiliates or Representatives) concerning any purchase of all or a material portion of the Company’s equity securities or the issuance and sale of any securities of, or membership interests in, the Company or its Subsidiaries (other than any purchases of equity securities by the Company from employees of the Company or its Subsidiaries) or any merger or sale of substantial assets involving the Company or its Subsidiaries, other than immaterial assets or assets sold in the ordinary course of business or transactions permitted by Section 8.01(c) (each such acquisition transaction, but excluding the Transactions, an “Acquisition Transaction”). The Company shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Transaction. The Company shall notify Purchaser of any submissions, proposals or offers made with respect to an Acquisition Transaction and provide copies of any such submissions, proposals, or offers to Purchaser, as soon as practicable following the Company’s awareness thereof (but no later than two (2) Business Days following the Company’s receipt thereof).

(b) During the Interim Period, Purchaser shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its shareholders and/or any of their Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination (a “Business Combination Proposal”) other than with the Company, its shareholders and their respective Affiliates and Representatives. Purchaser shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal.

Section 11.05 Tax Matters.

(a) New PubCo shall pay all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions (collectively, the “Transfer Taxes”) and file all necessary Tax Returns with respect to all Transfer Taxes, and, if required by applicable Law, the Parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other document. Notwithstanding any other provision of this Agreement, the Parties shall (and shall cause their respective Affiliates to) cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

(b) For U.S. federal income Tax purposes (and for purposes of any applicable state or local income tax that follows U.S. federal income Tax treatment), each of the Parties intends that (i) the Third Merger, together with the First Merger and the Second Merger, will qualify as a transaction governed by Section 351 of the Code, (ii) the First Merger will qualify either as a “reorganization” within the meaning of Section 368(a) of the Code or, together with the Second Merger and the Third Merger, a transaction governed by Section 351 of the Code (or both), and (iii) the Second Merger will qualify either as a “reorganization” within the meaning of Section 368(a) of the Code or, together with the First Merger and the Third Merger, a transaction governed by Section 351 of the Code (or both) (clauses (i) through (iii), together the “Intended Tax Treatment”). This Agreement is hereby adopted as and shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) with respect to the Mergers.

(c) Purchaser, the Company, Blocker and their respective Subsidiaries intend for the Transactions to qualify for the Intended Tax Treatment and will not take any inconsistent position on any Tax Return or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by a determination within the meaning of Section 1313(a) of the Code. Each of the Parties agrees to promptly notify all other Parties of any challenge to the Intended Tax Treatment by any Governmental Authority.

(d) No Party shall take or cause to be taken any action, or fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent the Transactions from so qualifying for the Intended Tax Treatment.

(e) The Parties shall use reasonable best efforts to execute and deliver (i) officer’s certificates, in customary form, in a timely manner upon request by the other Party and (ii) any other representations reasonably requested by counsel to Purchaser or counsel to the Company, on the one hand, and the Company’s Subsidiaries, on the other hand (individually and collectively, the “Seller Group”), as applicable, for purposes of rendering opinions regarding the Intended Tax Treatment and other tax matters in connection with the Transactions (clauses (i) and (ii), collectively, the “Tax Officer’s Certificates”), at such time or times as may be reasonably requested by counsel to Purchaser or counsel to the Seller Group, including in connection with the Closing and any filing with the SEC. Any opinion to be delivered by counsel to the Seller Group shall be limited to addressing (a) qualification of the Transactions as an exchange governed by Section 351 of the Code and/or (b) the accuracy of any tax disclosure statements addressed directly to holders of equity securities of the Company (or any other matters the SEC specifically requests that the Seller Group provide an opinion with respect to). For the avoidance of doubt, any tax opinions to be delivered by counsel to Purchaser or counsel to the Seller Group shall not be a condition to Closing under this Agreement.

Section 11.06 Confidentiality; Publicity.

(a) Purchaser acknowledges that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder and any other activities contemplated thereby.

(b) None of Purchaser, the Company, Blocker or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the transactions contemplated hereby, or any matter related to the foregoing, without first obtaining the prior consent of the Company, Blocker, or Purchaser, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Law or the rules of any national securities exchange), in which case Purchaser, the Company or Blocker, as applicable, shall use their commercially reasonable efforts to obtain such consent with respect to such announcement or communication with the other Party, prior to announcement or issuance; provided, however, that, subject to this Section 11.06, each Party and its Affiliates may make announcements regarding the status and terms (including price terms) of this Agreement and the transactions contemplated hereby to their respective directors, officers, employees, direct and indirect current or prospective limited partners and investors or otherwise in the ordinary course of their respective businesses, in each case, so long as such recipients are obligated to keep such information confidential without the consent of any other Party; and provided, further, that subject to Section 8.02 and this Section 11.06, the foregoing shall not prohibit any Party from communicating with third parties to the extent necessary for the purpose of seeking any third party consent. Notwithstanding the foregoing, any Party may make statements that are consistent with previous public releases made by such Party in compliance with this Section 11.06(b).

Section 11.07 Post-Closing Cooperation; Further Assurances. Following the Closing, each Party shall, at the request of any other Party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and Liabilities contemplated by this Agreement and the transactions contemplated hereby.

Section 11.08 Stockholder Agreement and Registration Rights Agreement. At or prior to the Closing, each of the parties thereto shall execute and deliver to the other Parties the Stockholder Agreement and the Registration Rights Agreement, as applicable.

Section 11.09 Board of Directors. Each of the Company, Blocker and Purchaser shall take, or cause to be taken, the actions set forth in this Section 11.09 prior to the Closing:

(a) The Company, Blocker, New PubCo and Purchaser shall (i) cause each individual serving and not continuing as a member of the board of directors of the Company, Blocker, New PubCo and Purchaser to resign from such position, effective upon the Effective Time, and (ii) elect or otherwise cause the individuals designated on Schedule 11.09 of the Company Schedules to comprise the entire board of directors of each of the Company, Blocker, New PubCo and Purchaser, effective upon the Effective Time; provided, that the board of directors as so constituted shall comply with applicable rules concerning director independence required by the SEC and the rules and listing standards of NASDAQ and any other Laws or requirements of a Governmental Authority applicable to members of the board of directors of the Company.

(b) The Company, Blocker, New PubCo and Purchaser shall (i) cause each individual serving and not continuing as an officer of the Company, Blocker, New PubCo and Purchaser to resign from such position, effective upon the Effective Time, and (ii) appoint or otherwise cause to be appointed each individual serving as an officer of the Company immediately prior to the Effective Time as a corresponding officer of the Company, Blocker, New PubCo and Purchaser, effective upon the Effective Time.

(c) Each of the Company, Blocker, New PubCo and Purchaser shall cause such individuals to, and such Persons shall, comply and cooperate with and satisfy all requests and requirements made by any Governmental Authority in connection with the foregoing, including by furnishing all requested information, providing reasonable assistance in connection with the preparation of any required applications, notices and registrations and requests and otherwise facilitating access to and making individuals available with respect to any discussions or hearings. In the event an individual designated in accordance with Section 11.09(a) does not satisfy any requirement of a Governmental Authority to serve as a director, then (x) there shall be no obligation to appoint such individual pursuant to Section 11.09(a) and (y) the Company, Blocker, New PubCo or Purchaser, as applicable, shall be entitled to designate a replacement director in lieu of such person; provided, further, that in no event shall Closing be delayed or postponed in connection with or as a result of the foregoing.

Section 11.10 Foreign Stock Record. New PubCo hereby confirms and agrees that (a) all New PubCo Common Stock held by all BTO Entities will be deemed to be first in time registered on New PubCo’s foreign stock record for purposes of Article V of the New PubCo Bylaws and Article X of the New PubCo Charter, (b) New PubCo shall take all actions reasonably necessary to (i) cause all New PubCo Common Stock held by any BTO Entities to be registered first in time on New PubCo’s foreign stock record under Article V of the New PubCo Bylaws and Article X of the New PubCo Charter prior to registering any New PubCo Common Stock held by any other Person on New PubCo’s foreign stock record and (ii) until requested in writing by any BTO Entity to be removed from New PubCo’s foreign stock record, ensure that all New PubCo Common Stock held by any BTO Entities remain registered first in time on New PubCo’s foreign stock record under Article V of the New PubCo Bylaws and Article X of the New PubCo Charter, and (c) take all actions to ensure that the voting rights of New PubCo Common Stock held by the BTO Entities will not be suspended under Article V of the New PubCo Bylaws and Article X of the New PubCo Charter.

ARTICLE XII

CONDITIONS TO OBLIGATIONS

Section 12.01 Conditions to Obligations of All Parties. The obligations of the Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such Parties:

(a) HSR Act; Other Competition Filings. Any consent, approval or clearance with respect to, or terminations or expiration of any applicable waiting period(s) (and any extension thereof, or any timing agreements, understandings or commitments obtained by request or other action of the FTC and/or the DOJ, as applicable) imposed under the HSR Act in respect of the Transactions shall have been obtained, shall have been received or shall have been expired or terminated, as the case may be.

(b) Regulatory Approvals. All required consents and approvals from the Regulatory Consent Authorities set forth on Schedule 12.01(b) of the Company Schedules shall have been obtained.

(c) No Prohibition. There shall not be in force any Governmental Order or Law enjoining or prohibiting the consummation of the Transactions.

(d) Net Tangible Assets. Purchaser shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after Purchaser Shareholder Redemption.

(e) Shareholder Approval. The approval of Purchaser Shareholder Matters and the Written Consent of the Company shall have been obtained.

(f) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending.

(g) NASDAQ. The (i) shares of New PubCo Common Stock and (ii) New PubCo Warrants to be issued in respect of Purchaser Public Warrants, in each case, in connection with the Transactions, shall have been approved for listing on NASDAQ, subject only to official notice of issuance thereof.

Section 12.02 Additional Conditions to Obligations of Purchaser Parties. The obligations of Purchaser Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Purchaser:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company Parties, as applicable, contained in Section 5.01 (Organization of the Company), Section 5.03 (Due Authorization), and Section 5.24 (Brokers’ Fees) (collectively, the “Specified Representations”) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii) The representations and warranties of the Company contained in Section 5.23(a) (No Material Adverse Effect) shall be true and correct in all respects as of the Closing Date.

(iii) Each of the representations and warranties of the Company Parties contained in Article V (other than the Specified Representations and the representations and warranties of the Company contained in Section 5.06 (Current Capitalization) and Section 5.23(a) (Absence of Changes)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in each case, where the failure of such representations and warranties to be so true and correct, has not had a Material Adverse Effect.

(iv) The representations and warranties of the Company contained in Section 5.06 (Current Capitalization) shall be true and correct other than with respect to de minimis inaccuracies, as of the Closing Date, as though then made.

(v) Each of the representations and warranties of the Blocker contained in Section 7.01 (Organization of Blocker) and Section 7.02 (Due Authorization) (collectively, the “Specified Blocker Representations”) shall be true and correct (without giving any effect to any limitation as to “materiality” or any similar limitation set forth therein) in all material respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(vi) Each of the representations and warranties of Blocker contained in Article VII (other than the Specified Blocker Representations and the representations and warranties of Blocker contained in Section 7.06 (Capitalization, Assets and Liabilities)) shall be true and correct (without giving any effect to any limitation as to “materiality” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in each case, where the failure of such representations and warranties to be so true and correct, has not had, and would not reasonably be expected to have, a material adverse effect on the consummation of the Transactions or the ability of Blocker to consummate the Transactions as contemplated by this Agreement.

(vii) The representations and warranties of Blocker contained in Section 7.06 (Capitalization, Assets and Liabilities) shall be true and correct other than with respect to de minimis inaccuracies, as of the Closing Date, as though then made.

(b) Agreements and Covenants. The covenants and agreements of (i) each Company Party in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects, and (ii) Blocker in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c) Company Officer’s Certificate. The Company shall have delivered to Purchaser a certificate signed by an officer of the Company, dated the Closing Date, certifying that the conditions specified in Section 12.02(a)(i) through Section 12.02(a)(iv) and Section 12.02(b)(i) have been fulfilled.

(d) Blocker Officer’s Certificate. Blocker shall have delivered to Purchaser a certificate signed by an officer of Blocker, dated the Closing Date, certifying that the conditions specified in Section 12.02(a)(v) through Section 12.02(a)(vii) and Section 12.02(b)(ii) have been fulfilled.

(e) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

(f) Company FIRPTA Certificate. The Company shall have delivered to New PubCo a duly executed statement dated as of the Closing Date, in accordance with Treasury Regulations Section 1.1445-11T(d)(2), certifying that fifty percent (50%) or more of the value of the gross assets of the Company do not consist of “United States real property interests” within the meaning of Section 897(c) of the Code or that ninety percent (90%) or more of the value of the gross assets of the Company do not consist of “United States real property interests” within the meaning of Section 897(c) of the Code plus “cash or cash equivalents” within the meaning of Treasury Regulations Section 1.1445-11T(d)(1).

(g) Blocker FIRPTA Certificates. Blocker shall have delivered to New PubCo dated as of the Closing Date a certificate issued pursuant to Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3), including the required notice to the U.S. Internal Revenue Service, stating that an interest in Blocker is not a “United States real property interest” within the meaning of Section 897(c) of the Code.

Section 12.03 Additional Conditions to the Obligations of the Company Parties and Blocker. The obligation of the Company Parties and Blocker to consummate or cause to be consummated the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company.

(a) Representations and Warranties.

(i) Each of the representations and warranties of Purchaser contained in Article VI (other than the representations and warranties of Purchaser contained in Section 6.13 (Capitalization)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in each case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse impact on Purchaser or prevent or materially delay or impair the ability of Purchaser to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(ii) The representations and warranties of Purchaser contained in Section 6.13 (Capitalization) shall be true and correct other than with respect to de minimis inaccuracies, as of the Closing Date, as though then made.

(b) Agreements and Covenants. The covenants and agreements of Purchaser in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c) Officer’s Certificate. Purchaser shall have delivered to the Company a certificate signed by an officer of Purchaser, dated the Closing Date, certifying that the conditions specified in Section 12.03(a) and Section 12.03(b) have been fulfilled.

(d) Sponsor Agreement. Each of the covenants of each of the parties to the Sponsor Agreement required under the Sponsor Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(e) Registration Rights Agreement and Stockholder Agreement. New PubCo shall have delivered to the Company executed copies of the Registration Rights Agreement and Stockholder Agreement.

Section 12.04 Frustration of Conditions. Neither Purchaser Parties nor any of the Company Parties nor Blocker may rely on the failure of any condition set forth in this Article XII to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use its commercially reasonable efforts to cause the conditions of the other Party to be satisfied, as required by Section 11.02.

ARTICLE XIII

TERMINATION/EFFECTIVENESS

Section 13.01 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) by written consent of the Company and Purchaser;

(b) prior to the Closing, by written notice to the Company from Purchaser if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 12.02(a) or Section 12.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Purchaser provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Purchaser of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before January 26, 2023 (the “Termination Date”) (provided, that if Purchaser obtains the approval of its stockholders for an Extension, Purchaser or the Company shall have the right by providing written notice thereof to the other Party to extend the Termination Date for an additional period equal to the shortest of (a) two (2) additional months, (b) the period ending on the last date for Purchaser to consummate its Business Combination pursuant to such Extension, (c) such period as mutually agreed by Purchaser and the Company as the earliest practicable date for consummation of the Transactions and (d) the period ending on the date on which the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation); provided, that, the right to terminate this Agreement under subsection (i) or (ii) shall not be available if Purchaser’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(c) prior to the Closing, by written notice to Purchaser from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Purchaser set forth in this Agreement, such that the conditions specified in Section 12.03(a) or Section 12.03(b) would not be satisfied at the Closing (a “Terminating Purchaser Breach”), except that, if any such Terminating Purchaser Breach is curable by Purchaser through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by Purchaser of notice from the Company of such breach, but only as long as Purchaser continues to exercise such commercially reasonable efforts to cure such Terminating Purchaser Breach (the “Purchaser Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Purchaser Breach is not cured within Purchaser Cure Period, (ii) the Closing has not occurred on or before the Termination Date, or (iii) the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, that the right to terminate this Agreement under subsection (i) or (ii) shall not be available if the Company’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(d) by written notice to Purchaser from the Company if the Purchaser Shareholder Matters are not approved by the Purchaser Shareholders at the Special Meeting (subject to any adjournment, postponement or recess of the meeting);

(e) by written notice from Purchaser to the Company if the Company fails to deliver to Purchaser the Written Consent within twenty-four (24) hours following the execution of this Agreement in accordance with Section 11.02(b); or

(f) by written notice from the Company to Purchaser if there has been a Modification in Recommendation pursuant to Section 11.03(b).

Section 13.02 Effect of Termination. Except as otherwise set forth in this Section 13.02 or Section 14.13, in the event of the termination of this Agreement pursuant to Section 13.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its respective Affiliates, officers, directors, employees, stockholders, or equityholders other than liability of any Party for any fraud or Willful Breach of this Agreement by such Party occurring prior to such termination. The term “Willful Breach” means a Party’s material breach of any of its representations or warranties as set forth in this Agreement, or such Party’s material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such Party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement. The provisions of Section 8.03 (No Claim Against the Trust Account), Section 11.06 (Confidentiality; Publicity), this Section 13.02 (Effect of Termination) and Article XIV (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

ARTICLE XIV

MISCELLANEOUS

Section 14.01 Waiver. Any Party may, at any time prior to the Closing, by action taken by its board of directors or equivalent governing body, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or agree to an amendment or modification to this Agreement in the manner contemplated by Section 14.10 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

Section 14.02 Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)	If to Purchaser, any of the Merger Subs or, prior to the Closing, New PubCo:

Jack Creek Investment Corp

386 Park Avenue South, FL 20

New York, NY 10016

Attn: Tariq Khan; Lauren Ores

E-mail: tkhan@kshcapital.com; lores@kshcapital.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attn: Jaclyn L. Cohen; Michael E. Lubowitz

E-mail: jackie.cohen@weil.com; michael.lubowitz@weil.com

(b)	If to any of the Company Parties, any of the Surviving Companies or, after the Closing, New PubCo:

c/o Bridger Aerospace Group Holdings

90 Aviation Lane

Belgrade, MT 59714

Attn: James Muchmore

E-mail: james@bridgeraerospace.com

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

787 7th Ave

New York, NY 10019

Attn: Geoffrey Levin; Joshua DuClos

E-mail: glevin@sidley.com; jduclos@sidley.com

(c)	If to Blocker:

c/o Blackstone Inc.

345 Park Avenue

New York, New York 10154

Attn: Tactical Opportunities

Email: TacOppsOperations@Blackstone.com

with a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

1999 Avenue of the Stars, 6th Floor

Los Angeles, CA 90067

Attention: David Antheil

E-mail: dantheil@akingump.com

or to such other address or addresses as the Parties may from time to time designate in writing.

Section 14.03 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties; provided, that the Company may delegate the performance of its obligations or assign its rights hereunder in part or in whole to any Affiliate of the Company or the Company, as applicable, so long as the Company remains fully responsible for the performance of the delegated obligations. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 14.03 shall be null and void, ab initio.

Section 14.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of the Company and Purchaser (and their successors, heirs and representatives) and each of their respective Indemnitee Affiliates are intended third-party beneficiaries of, and may enforce, Section 8.07 and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, equityholders, Affiliates, agents, attorneys, advisors and representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 14.14 and Section 14.15.

Section 14.05 Expenses. Except as otherwise provided herein, each Party shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated if the Transactions are not consummated, including all fees of its legal counsel, financial advisers and accountants; provided that if the Closing occurs, New PubCo and its subsidiaries shall bear and pay, at or promptly after Closing, the Company Transaction Expenses and all of the other transaction expenses incurred in connection with this Agreement, the Transaction Agreements and the transactions contemplated hereby and thereby, including but not limited to, fees and expenses of counsel, accountants, consultants, advisors, investment bankers and financial advisors of each of Purchaser and the Company.

Section 14.06 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 14.07 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 14.08 Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes.

Section 14.09 Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement), the other Transaction Agreements and that certain Letter Agreement, dated as of February 8, 2022, by and between the Company and Purchaser (as amended, modified or supplemented from time to time, the “Confidentiality Agreement”), constitute the entire agreement among the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the Parties except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.

Section 14.10 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by all Parties and which makes reference to this Agreement. The approval of this Agreement by the equityholders of any of the Parties shall not restrict the ability of the board of directors (or other body performing similar functions) of any of the Parties to terminate this Agreement in accordance with Section 13.01 or to cause such Party to enter into an amendment to this Agreement pursuant to this Section 14.10.

Section 14.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 14.12 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in federal and state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 14.12. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 14.13 Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) or any Transaction Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement or any Transaction Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 13.01, this being in addition to any other remedy to which they are entitled under this Agreement or any Transaction Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement or any Transaction Agreement and to enforce specifically the terms and provisions of this Agreement or any Transaction Agreement in accordance with this Section 14.13 shall not be required to provide any bond or other security in connection with any such injunction. Without limiting the generality of the foregoing, Purchaser acknowledges and agrees that any the Company Party may, without breach of this Agreement, with respect to any Transaction Agreement to which such the Company Party is a party, institute or pursue an Action directly against the counterparty(ies) to such Transaction Agreement seeking, or seek or obtain a court order against the counterparty(ies) to such Transaction Agreement for, injunctive relief, specific performance, or other equitable relief with respect to such Transaction Agreement.

Section 14.14 Non-Recourse. Subject in all respect to the last sentence, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party hereto (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, equityholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party shall have any Liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of any of the Company Parties, Blocker or Purchaser Parties under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section 14.14 shall limit, amend or waive any rights of any party to any Transaction Agreement.

Section 14.15 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and instead shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part at or after the Closing and then only with respect to any breaches occurring at or after the Closing (including, for the avoidance of doubt Section 11.05(b)) and (b) this Article XIV.

Section 14.16 Acknowledgements.

(a) Each of the Parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other Parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other Parties (and their respective Subsidiaries) for purposes of conducting such investigation; (ii) the Company Representations constitute the sole and exclusive representations and warranties of the Company Parties; (iii) Purchaser Representations constitute the sole and exclusive representations and warranties of Purchaser Parties; (iv) Blocker Representations constitute the sole and exclusive representations and warranties of Blocker; (v) except for the Company Representations by the Company Parties, Purchaser Representations by Purchaser Parties and Blocker Representations by Blocker, none of the Parties or any other Person makes, or has made, any other express or implied representation or warranty with respect to any Party (or any Party’s Subsidiaries), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the such Party or its Subsidiaries or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (x) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any Party or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any Party (or any Party’s Subsidiaries), and (y) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any Party (or its Subsidiaries), or the quality, quantity or condition of any Party’s or its Subsidiaries’ assets) are specifically disclaimed by all Parties and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any Party or its Subsidiaries); and (vi) each Party and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the Company Representations by the Company Parties, the

Purchaser Representations by Purchaser and the Blocker Representations by Blocker. The foregoing does not limit any rights of any Party pursuant to any other Transaction Agreement against any other Party pursuant to such Transaction Agreement to which it is a party or an express third party beneficiary thereof. Except as otherwise expressly set forth in this Agreement, Purchaser understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and subject to and except for the Company Representations by the Company Parties or as provided in any certificate delivered in accordance with Section 12.02(c), with all faults and without any other representation or warranty of any nature whatsoever.

(b) Effective upon Closing, each of the Parties waives, on its own behalf and on behalf of its respective Affiliates and Representatives, to the fullest extent permitted under applicable Law, any and all rights, Actions and causes of action it may have against any other Party or their respective Subsidiaries and any of their respective current or former Affiliates or Representatives relating to the operation of any Party or its Subsidiaries or their respective businesses or relating to the subject matter of this Agreement, the Schedules, or the Exhibits to this Agreement, whether arising under or based upon any federal, state, local or foreign statute, Law, ordinance, rule or regulation or otherwise. Each Party acknowledges and agrees that it will not assert, institute or maintain any Action, suit, investigation, or proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal or equitable theory under which such liability or obligation may be sought to be imposed, that makes any claim contrary to the agreements and covenants set forth in this Section 14.16. Notwithstanding anything herein to the contrary, nothing in this Section 14.16(b) shall preclude any Party from seeking any remedy for actual and intentional fraud by a Party solely and exclusively with respect to the making of any representation or warranty by it in Article V, Article VI or Article VII (as applicable). Each Party shall have the right to enforce this Section 14.16 on behalf of any Person that would be benefitted or protected by this Section 14.16 if they were a party hereto. The foregoing agreements, acknowledgements, disclaimers and waivers are irrevocable. For the avoidance of doubt, nothing in this Section 14.16 shall limit, modify, restrict or operate as a waiver with respect to, any rights any Party may have under any written agreement entered into in connection with the transactions that are contemplated by this Agreement, including any other Transaction Agreement.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.

JACK CREEK INVESTMENT CORP.
By:	/s/ Robert F. Savage
Name:	Robert F. Savage
Title:	Chief Executive Officer

WILDFIRE NEW PUBCO, INC.
By:	/s/ Robert F. Savage
Name:	Robert F. Savage
Title:	President

WILDFIRE MERGER SUB I, INC.
By:	/s/ Robert F. Savage
Name:	Robert F. Savage
Title:	President

WILDFIRE MERGER SUB II, INC.
By:	/s/ Robert F. Savage
Name:	Robert F. Savage
Title:	President

WILDFIRE MERGER SUB III, LLC

MEMBER:

WILDFIRE NEW PUBCO, INC.
By:	/s/ Robert F. Savage
Name:	Robert F. Savage
Title:	President

WILDFIRE GP SUB IV, LLC

MEMBER:

WILDFIRE NEW PUBCO, INC.
By:	/s/ Robert F. Savage
Name:	Robert F. Savage
Title:	President

BTOF (GRANNUS FEEDER) – NQ L.P.

By: Blackstone Tactical Opportunities Associates – NQ L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BRIDGER AEROSPACE GROUP HOLDINGS, LLC
By:	/s/ Timothy Sheehy
Name:	Timothy Sheehy
Title:	Chief Executive Officer

EXHIBIT A

FORM OF NEW PUBCO CHARTER

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

WILDFIRE NEW PUBCO, INC.,

a Delaware corporation

Wildfire New PubCo, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

A. The Corporation’s original certificate of incorporation was filed with the office of the Secretary of State of the State of Delaware on [•], 2022.

B. This amended and restated certificate of incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), restates and amends the provisions of the Corporation’s certificate of incorporation and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the DGCL.

C. The text of the certificate of incorporation of this Corporation is hereby amended and restated to read in its entirety as follows:

ARTICLE I

NAME

The name of the Corporation is Bridger Aerospace Group Holdings, Inc.

ARTICLE II

REGISTERED OFFICE

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

CAPITAL STOCK

4.1. Authorized Capital Stock. The total number of shares of all classes of capital stock that the Corporation is authorized to issue is [•] shares, consisting of [•] shares of common stock, par value $0.0001 per share (“Common Stock”), and [•] shares of preferred stock, par value $0.0001 per share (“Preferred Stock”), of which [•] shares of Preferred Stock shall be designated as the “Series A Preferred Stock” and shall have the rights, powers, designations, preferences, qualifications, limitations and restrictions set forth in Section 4.5 below. Subject to and in accordance with the provisions of Section 4.5(d)(i), the number of shares of Series A Preferred Stock may be increased (to the extent of the Corporation’s authorized and unissued Preferred Stock) by further resolution duly adopted by the Board and the filing of a certificate of increase with the Secretary of State of the State of Delaware.

4.2. Increase or Decrease in Authorized Capital Stock. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote generally in the election of directors, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), voting together as a single class, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote by any holders of one or more series of Preferred Stock is required by the express terms of any series of Preferred Stock as provided for or fixed pursuant to the provisions of Section 4.4 of this amended and restated certificate of incorporation of the Corporation (as further amended from time to time in accordance with the provisions hereof and including, without limitation, the terms of any certificate of designation with respect to any series of Preferred Stock, this “Certificate of Incorporation”).

4.3. Common Stock.

(a) The holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders of the Corporation on which the holders of shares of Common Stock are entitled to vote. There shall be no cumulative voting with respect to any matter submitted to a vote of the stockholders of the Corporation. Except as otherwise required by law or this Certificate of Incorporation, and subject to the rights of the holders of shares of Preferred Stock, if any, at any annual or special meeting of the stockholders of the Corporation, the holders of shares of Common Stock shall have the right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders; provided, however, that, except as otherwise required by law, holders of shares of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms, number of shares, powers, designations, preferences or relative, participating, optional or other special rights (including, without limitation, voting rights), or to qualifications, limitations or restrictions thereof, of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the DGCL.

(b) Subject to the rights of the holders of shares of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the board of directors of the Corporation (the “Board”) from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

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(c) In the event of any Insolvency Event with respect to the Corporation or dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, and subject to the rights of the holders of shares of Preferred Stock in respect thereof, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

4.4. Preferred Stock.

(a) The Board is expressly authorized to issue from time to time shares of Preferred Stock in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board. The Board is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions and to set forth in a certification of designation filed pursuant to the DGCL the powers, designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, of any wholly unissued series of Preferred Stock, including, without limitation, dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including, without limitation, sinking fund provisions), redemption price or prices and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.

(b) The Board is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series of Preferred Stock, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, stated in this Certificate of Incorporation or the resolution of the Board originally fixing the number of shares of such series. If the number of shares of any series of Preferred Stock is so decreased, then the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

4.5. Series A Preferred Stock.

(a) Definitions. For purposes of this Certificate of Incorporation, references to:

(i) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with such Person. The term “control” means (a) the beneficial ownership of securities, as determined in accordance with Rule 13d-3 of the Exchange Act, representing a majority of the voting power of any Person or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of any Person, whether through ownership of Voting Securities or partnership or other ownership interests, by contract or otherwise, and the terms “controlling” and “controlled” shall have correlative meanings. Notwithstanding the foregoing, (i) the Corporation and its Subsidiaries and other controlled Affiliates shall not be considered Affiliates of any Series A Preferred Stockholder, or any of such Person’s Affiliates (except the Corporation and its Subsidiaries and other controlled Affiliates shall be Affiliates of each other) and (ii) none of the Series A Preferred Stockholders shall be considered Affiliates of any portfolio company in which a Series A Preferred Stockholder or any of its investment fund Affiliates, Affiliated manager, or other investment Affiliates, as applicable, have made a debt or equity investment (and vice versa). The term “Affiliated” shall have a meaning correlative to the foregoing.

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(ii) “Business Day” means any day, other than a Saturday, Sunday or one on which banks are authorized by law to be closed in New York, New York.

(iii) “Closing Date” means [•].1

(iv) “Conversion Price” shall mean an amount equal to: (x) with respect to any Series A Preferred Stockholder’s exercise of conversion rights pursuant to Section 4.5(c) within 30 days following the Closing Date, $9.00 and (y) with respect to any Series A Preferred Stockholder’s exercise of conversion rights pursuant to Section 4.5(c) more than 30 days following the Closing Date, $11.00, in each case of clauses (x) and (y) subject to adjustment in accordance with Section 4.5(c)(iii).

(v) “Conversion Securities” means (i) shares of Common Stock or (ii) such other series of shares or units of common equity interests of the Corporation, any direct or indirect parent thereof (a “Parent Entity”), or any Subsidiary thereof into which the shares of Series A Preferred Stock are convertible pursuant to Section 4.5(c).

(vi) “Dividend Payment Date” means (i) June 30 and December 31 of each fiscal year, commencing on [December 31, 2022] [June 30, 2023]2 and (ii) the Series A Preferred Maturity Date; provided that, if any Dividend Payment Date is not a Business Day, the Dividend Payment Date shall be the immediately preceding Business Day.

(vii) “Dividend Period” means the period commencing on and including a Dividend Payment Date that ends on, but does not include, the next Dividend Payment Date. The initial Dividend Period will commence on and include the Closing Date.

(viii) “Equity Securities” means any (x) capital stock of, or other equity interests in, any Person, (y) securities convertible into or exchangeable for shares of capital stock, voting securities or other equity interests in any Person, or (z) options, warrants or other rights to acquire the securities described in clauses (x) and (y), whether fixed or contingent, matured or unmatured, contractual, legal, equitable or otherwise.

(ix) “Event of Default” means any (a) a failure by the Corporation to pay amounts with respect to the shares of Series A Preferred Stock as and when due pursuant to this Certificate of Incorporation (whether or not there are any profits, surplus or other funds legally available for the payment thereof or such payment is then permitted by applicable law or any instrument or agreement to which the Corporation or any of its Subsidiaries is a party), (b) with respect to any Series A Preferred Stockholder, the failure by the Corporation to comply with such Series A Preferred Stockholder’s Conversion Rights set forth in Section 4.5(c)(i)(1) (in each case whether or not permitted by applicable law or any agreement or instrument binding upon the Corporation), (c) the

[1]	Note to Draft: To be the date of the closing of the Transactions.
[2]	Note to Draft: To be the first date after the Closing Date.

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failure by the Corporation or any of its Subsidiaries to comply with any other agreement or obligation pursuant to the terms of this Certificate of Incorporation (including, without limitation, Section 4.5(d)) for 30 days after written notice thereof from the Required Series A Preferred Holders (provided that any failure of the Corporation or its Subsidiaries to provide notice within the period prescribed pursuant to Section 4(g) of the occurrence of any Event of Default (or any event or condition which would, upon notice, lapse of time or both, unless cured or waived, become an Event of Default) shall constitute an immediate Event of Default), (e) any acceleration (or failure to pay at final stated maturity) of Indebtedness of (i) the Corporation in excess of $5,000,000 or (ii) any of its Subsidiaries in excess of $21,000,000 (in each case, excluding any acceleration of Indebtedness as a result of an aircraft casualty event), (f) the occurrence of any Insolvency Event or (g) any voluntary or involuntary de-listing of the Corporation’s common equity interests or the common equity interests of any Parent Entity that has issued Conversion Securities pursuant to Section 4.5(c) from the New York Stock Exchange or The Nasdaq Stock Market (unless such de-listing is accompanied by a substantially simultaneous listing on another of the New York Stock Exchange or The Nasdaq Stock Market).

(x) “Excess Hold Redemption Price” means a price equal to the sum of (x) the Series A Preferred Stated Value of such share of Series A Preferred Stock, plus (y) an amount equal to any accrued Series A Preferred Interest Amount on such share of Series A Preferred Stock, if any, from (and including) the Closing Date or the most recent Dividend Payment Date prior to the applicable Excess Hold Redemption Date to, but excluding, such Excess Hold Redemption Date.

(xi) “Fair Value” means, with respect to any assets or securities, the fair value for such assets or securities as between a willing buyer and a willing seller in an arm’s-length transaction occurring on the date of valuation, taking into account all relevant factors determinative of value, as reasonably determined by the Board.

(xii) “Fundamental Change” means (i) the direct or indirect sale, lease, division, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Corporation and its Subsidiaries taken as a whole to any “person” or “group” (as each such term is used in Section 13(d) of the Exchange Act) other than the Corporation or one or more of its Subsidiaries and other than a pledge or grant of a security interest to one or more bona fide lenders (provided, that the enforcement of such pledge or security interest shall be considered in determining whether a Fundamental Change has occurred), (ii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” (other than any “person” or “group” described in clause (iii) below) is or becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the outstanding voting power of the outstanding Voting Securities of the Corporation or any Parent Entity, measured by voting power rather than number of shares, units or the like or (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that, in the aggregate, the Permitted Holders, a “group” controlled by any of the Permitted Holders or any entity controlled by

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one or more Permitted Holders formed for the purpose of owning Equity Securities of the Corporation or a Parent Entity is or becomes the beneficial owner, directly or indirectly, of more than sixty one percent (61.0%) of the outstanding voting power of the outstanding Voting Securities of the Corporation or any Parent Entity, measured by voting power rather than number of shares, units or the like.

(xiii) “Indebtedness” means, with respect to any Person, (a) (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property, goods or services, (ii) all other obligations, contingent or otherwise, of such Person for the repayment of borrowed money in the form of surety bonds, letters of credit and bankers’ acceptances whether or not matured, and (iii) all net payment obligations under hedges and other derivative contracts and similar financial instruments, (b) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments, (c) all capital lease obligations of such Person, (d) all indebtedness referred to in clause (a), (b) or (c) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any lien upon or in property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness (and thus such indebtedness is not an obligation of such Person) and (e) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any indebtedness referred to in clause (a), (b), (c) or (d) above of another Person.

(xiv) “Initial Series A Preferred Issue Price” means $[•], subject to appropriate adjustment in the event of any dividend, split, combination or other similar recapitalization which may be made after the date hereof.

(xv) “Insolvency Event” means (a) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, court protection, reorganization or other relief in respect of the Corporation or any Material Subsidiary or its debts, or of a material part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, examiner, sequestrator, conservator or similar official for the Corporation or any Material Subsidiary or for a material part of its assets, and, in any such case, such proceeding or petition shall continue undismissed or unstayed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered; or (b) the Corporation or any Material Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, court protection, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (a) above, (iii) apply for or consent to the appointment of a receiver, trustee, examiner, custodian, sequestrator, conservator or similar official for the Corporation or any Material Subsidiary or for a material part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding or (v) make a general assignment for the benefit of creditors.

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(xvi) “JPMCF” means JPMorgan Chase Funding Inc. and each of its successors or any of their respective Affiliates.

(xvii) “Make-Whole Amount” means with respect to any share of Series A Preferred Stock on any Series A Preferred Redemption Date or other applicable date of determination, the present value at such Series A Preferred Redemption Date or other applicable date of determination of 100% of the Series A Preferred Interest Amount that would accrue in respect of such share of Series A Preferred Stock from the date of such redemption through April 25, 2027, discounted to the date of redemption on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate determined with respect to such Series A Preferred Redemption Date or other applicable date of determination plus 50 basis points, and assuming for purposes hereof that (1) such Series A Preferred Interest Amount is paid (i) in cash in full if the Corporation shall have paid currently in full in cash all Series A Preferred Interest Amount on and as of the two Dividend Payment Dates immediately preceding such Series A Preferred Redemption Date or other applicable date of determination or (ii) by adding such amount to the Series A Preferred Interest Amount if subclause (i) shall not apply and (2) the Series A Preferred Dividend Rate for the period from the date of such redemption through April 25, 2027 is equal to the Series A Preferred Dividend Rate in effect as of the date of such redemption (including any default rate increase if then in effect pursuant to the penultimate sentence of the definition of “Series A Preferred Interest Amount” at the date of such redemption or other applicable date of determination).

(xviii) “Material Subsidiary” means (a) each Subsidiary of the Corporation that, as of the last day of the fiscal quarter of the Corporation most recently ended for which financial statements of the Corporation are available, had revenues or total assets for such quarter in excess of 25% of the consolidated revenues or total assets, as applicable, of the Corporation and its Subsidiaries for such quarter and (b) any group comprising Subsidiaries that each would not have been a Material Subsidiary under clause (a) but that, taken together, as of the last day of the fiscal quarter of the Corporation most recently ended for which financial statements of the Corporation are available, had revenues or total assets for such quarter in excess of 25% of the consolidated revenues or total assets, as applicable, of the Corporation and its Subsidiaries for such quarter.

(xix) “Permitted Holders” means Bridger Element LLC, McAndrew Rudisill, Tim Sheehy and Matthew Sheehy and each of their respective Affiliates.

(xx) “Person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association, or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

(xxi) “Required Series A Preferred Holders” means, as of any date of determination, one or more Series A Preferred Stockholders holding shares of Series A Preferred Stock representing not less than fifty-five percent (55.0%) of the Series A Preferred Stated Value of the then outstanding shares of Series A Preferred Stock; provided that at any time during which there are two or more unaffiliated Series A Preferred Stockholders, the Required Series A Preferred Holders must include at least two unaffiliated Series A Preferred Stockholder.

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(xxii) “Required Series A Preferred Super Majority” means, as of any date of determination, one or more Series A Preferred Stockholders holding shares of Series A Preferred Stock representing not less than eighty-five percent (85%) of the Series A Preferred Stated Value of the then outstanding shares of Series A Preferred Stock.

(xxiii) “Sale of the Corporation” means (a) a transaction or series of related transactions in which a “person” or a “group” (as each such term is used in Section 13(d) of the Exchange Act) acquires Voting Securities of the Corporation representing more than fifty percent (50%) of the outstanding voting power of the outstanding Voting Securities of the Corporation (excluding from this clause (a) any Business Combination (as defined below)), (b) any direct or indirect acquisition of the Corporation by means of merger, consolidation, business combination, exchange or contribution of equity, or other form of entity reorganization in one or a series of related transactions with or into another entity (a “Business Combination”) in which the Corporation’s outstanding shares of capital stock are exchanged for cash, securities or other consideration and, immediately following such transaction, a “person” or a “group” (as each such term is used in Section 13(d) of the Exchange Act) that is not a holder of Equity Securities of the Corporation immediately prior to such transaction owns directly or indirectly Equity Securities representing more than fifty percent (50%) of the outstanding voting power of the surviving entity or its direct or indirect parent holding entity, or (c) a direct or indirect sale, transfer or other disposition (other than a pledge or grant of a security interest to one or more bona fide lenders) of greater than seventy-five percent (75%) of the consolidated assets of the Corporation (other than to a wholly owned Subsidiary of the Corporation).

(xxiv) “Series A Preferred Interest Amount” means, with respect to each share of Series A Preferred Stock, an amount accruing daily, computed on the basis of a 365 day year, on such share of Series A Preferred Stock at a rate (such rate, as may be increased pursuant to the penultimate sentence of this definition, the “Series A Preferred Dividend Rate”) equal to3 (i) 7.00% per annum on the Series A Preferred Stated Value of such share of Series A Preferred Stock for the period from (and including) the Closing Date to (but excluding) April 25, 2028, (ii) 9.00% per annum on the Series A Preferred Stated Value of such share of Series A Preferred Stock for the period from (and including) April 25, 2028 to (but excluding) April 25, 2029, and (iii) thereafter, 11.00% per annum on the Series A Preferred Stated Value of such share of Series A Preferred Stock. Series A Preferred Interest Amount shall be paid in cash; provided that at the Corporation’s election in its sole discretion (which election shall be deemed made by the Corporation if no Series A Preferred Interest Amount is paid in cash on the applicable Dividend Payment Date) for each Dividend Period for which Series A Preferred Interest Amount is not paid in cash, the Series A Preferred Interest Amount for such share of Series A Preferred Stock shall be paid by increasing the Series A Preferred Stated Value

[3]	Note to Draft: Initial dividend rate to be updated to 9% in the event the Closing Date occurs on or after April 25, 2023.

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for such share of Series A Preferred Stock (in lieu of being paid in cash). Notwithstanding anything to the contrary herein, if any Event of Default shall have occurred and be continuing, then until such Event of Default is cured or waived by the Required Series A Preferred Holders (or, with respect to an Event of Default relating to a default in respect of a Series A Preferred Stockholder’s exercise of its put right pursuant to Section 4.5(b)(iv), or a Series A Preferred Stockholder’s exercise of its Conversion Rights set forth in Section 4.5(c)(i)(1), by each applicable Series A Preferred Stockholder affected thereby) then until such violation is cured or waived by a Required Series A Preferred Super Majority, then the applicable Series A Preferred Dividend Rate shall be subject to an increase of 2.00% per annum; provided, however, in no event shall the Series A Preferred Dividend Rate increase by more than 2.00% per annum. The Series A Preferred Interest Amount (including, for the avoidance of doubt, pursuant to the immediately preceding sentence) will accrue as set forth herein regardless of whether Series A Preferred Interest Amount has been declared by the Board and whether or not there are any profits, surplus or other funds legally available for the payment thereof or such payment is then permitted by applicable law or any instrument or agreement to which the Corporation or any of its Subsidiaries is a party.

(xxv) “Series A Preferred Liquidation Preference” means, as of any date of determination, with respect to each share of Series A Preferred Stock, (a) an amount equal to the sum of (x) the Series A Preferred Stated Value of such share of Series A Preferred Stock plus (y) an amount equal to any accrued Series A Preferred Interest Amount on such share of Series A Preferred Stock, if any, from (and including) the most recent Dividend Payment Date prior to the applicable date of determination to, but excluding, such applicable date of determination.

(xxvi) “Series A Preferred Maturity Date” means April 25, 2032.

(xxvii) “Series A Preferred Redemption Price” means, with respect to any share of Series A Preferred Stock at any date on which such share of Series A Preferred Stock is to be redeemed (other than pursuant to an Excess Hold Redemption), (i) in the case of any redemption pursuant to Section 4.5(b)(i)(y), a price equal to the sum of (x) the Series A Preferred Stated Value of such share of Series A Preferred Stock, plus (y) an amount equal to any accrued Series A Preferred Interest Amount on such share of Series A Preferred Stock, if any, from (and including) the most recent Dividend Payment Date prior to the Series A Preferred Redemption Date or other applicable date of determination to, but excluding, such Series A Preferred Redemption Date or other applicable date of determination, plus (z) the Make-Whole Amount with respect to such share of Series A Preferred Stock and (ii) on or after April 25, 2027, a price equal to the sum of (x) the Series A Preferred Stated Value of such share of Series A Preferred Stock, plus (y) an amount equal to any accrued Series A Preferred Interest Amount on such share of Series A Preferred Stock, if any, from (and including) the most recent Dividend Payment Date prior to the Series A Preferred Redemption Date or other applicable date of determination to, but excluding, such Series A Preferred Redemption Date or other applicable date of determination.

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(xxviii) “Series A Preferred Stated Value” means, with respect to a share of Series A Preferred Stock, the sum of (x) the Initial Series A Preferred Issue Price of such share of Series A Preferred Stock plus (y) any accrued and unpaid Series A Preferred Interest Amount thereon as of the end of the immediately preceding semi-annual Dividend Period.

(xxix) “Series A Preferred Stockholder” means a holder of Series A Preferred Stock.

(xxx) “Subsidiary” means, with respect to any Person, any entity of which (a) a majority of the total voting power of shares of stock or equivalent ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, trustees or other members of the applicable governing body thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the Subsidiaries of that Person or a combination thereof, or (b) if no such governing body exists at such entity, a majority of the total voting power of shares of stock or equivalent ownership interests of the entity is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control the managing member or general partner of such limited liability company, partnership, association or other business entity.

(xxxi) “Treasury Rate” means, as of any date of determination, the weekly average rounded to the nearest 1/100th of a percentage point (for the most recently completed week for which such information is available as of the date that is two Business Days prior to the Series A Preferred Redemption Date or other applicable date of determination) of the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 as of the applicable day during such week (or, if such statistical release is no longer published or the relevant information does not appear thereon, any publicly available source for similar market data)) most nearly equal to the period from the Series A Preferred Redemption Date or other applicable date of determination to April 25, 2027; provided that if the period from the Series A Preferred Redemption Date or other applicable date of determination to April 25, 2027 is not equal to the constant maturity of a United States Treasury security for which such yield is given, the Treasury Rate will be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Series A Preferred Redemption Date or other applicable date of determination to April 25, 2027 is less than one year, the weekly average yield on actively traded United States Treasury securities adjusted to a constant maturity of one year will be used. In each case, the Corporation or its agent shall obtain the Treasury Rate.

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(xxxii) “Voting Security” means (a) shares of Common Stock and (b) any shares of Preferred Stock that are permitted by their terms to vote together with the Common Stock or to vote as a separate class or series with respect to the election of the Corporation’s directors.

(b) Redemption of Series A Preferred Stock

(i) Series A Preferred Optional Redemption. At any time and from time to time (x) on or after April 25, 2027 or (y) in connection with the consummation of a Fundamental Change but prior to April 25, 2027, the Corporation shall have the right, in its sole discretion, to redeem, subject to the terms and provisions of this Section 4.5(b)(i), all or any portion of the outstanding shares of Series A Preferred Stock (a “Series A Preferred Optional Redemption”), for an amount in cash equal to the applicable Series A Preferred Redemption Price; provided that no such Series A Preferred Optional Redemption shall be permitted pursuant to clause (y) in connection with a Fundamental Change of the type described in clause (iii) of the definition thereof, without the consent of the Required Series A Preferred Super Majority. For the avoidance of doubt, no share of Series A Preferred Stock that is converted into Conversion Securities prior to the applicable Series A Preferred Redemption Date (including any shares of Series A Preferred Stock as to which Conversion Rights are exercised following the delivery of a Series A Preferred Redemption Notice but prior to the applicable Series A Preferred Redemption Date) shall be subject to redemption pursuant to this Section 4.5(b)(i).

(ii) Excess Hold Redemption. In addition, except to the extent otherwise agreed in writing between the Corporation and JPMCF, the Corporation shall have the right, in its sole discretion, to redeem, subject to the terms and provisions of this Section 4.5(b)(ii), all or any portion of the outstanding shares of Series A Preferred Stock held by JPMCF at such time with an aggregate Initial Series A Preferred Issue Price in excess of $[•] (an “Excess Hold Redemption”), for an amount in cash equal to the applicable Excess Hold Redemption Price; provided that an Excess Hold Redemption must be funded with cash proceeds of a capital raising transaction consummated subsequent to April 25, 2022. For the avoidance of doubt, no share of Series A Preferred Stock that is converted into Conversion Securities prior to the applicable Excess Hold Redemption Date (including any share of Series A Preferred Stock as to which Conversion Rights are exercised following the delivery of an Excess Hold Redemption Notice but prior to the applicable Excess Hold Redemption Date) shall be subject to redemption pursuant to this Section 4.5(b)(ii). Any election by the Corporation to effect an Excess Hold Redemption shall be irrevocable and shall be made by delivering an Excess Hold Redemption Notice in accordance with Section 4.5(b)(iii)(2).

(iii) Procedures for Optional Redemption and Excess Hold Redemption.

(1) Series A Preferred Optional Redemption. At least ten (10) Business Days and not more than sixty (60) days prior to the date on which the Corporation intends to redeem shares of Series A Preferred Stock pursuant to Section 4.5(b)(i) (except in connection with a redemption that is subject to one or more conditions precedent established by the Corporation, in which case such

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redemption date may extend until all such conditions are satisfied), (such date, the “Series A Preferred Redemption Date”), a written notice of such redemption (a “Series A Preferred Redemption Notice”) shall be given to each Series A Preferred Stockholder to such Person’s address appearing in the books of the Corporation. The Series A Preferred Redemption Notice shall state: (w) the Series A Preferred Redemption Date, (x) the Series A Preferred Redemption Price, (y) if such redemption is subject to the satisfaction of one or more conditions precedent, each such condition and, if applicable, state that, in the Corporation’s discretion, the Series A Preferred Redemption Date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded if any or all such conditions shall not have been satisfied by the Series A Preferred Redemption Date (or by the Series A Preferred Redemption Date as so delayed) and (z) instructions with respect to the shares of Series A Preferred Stock that are to be surrendered for redemption. Each Series A Preferred Stockholder subject to a Series A Preferred Redemption Notice shall surrender to the Corporation the certificate or certificates (if any) representing such shares of Series A Preferred Stock to be redeemed, duly endorsed, in the manner and at the place designated in the Series A Preferred Redemption Notice and, on such Series A Preferred Redemption Date, the Series A Preferred Redemption Price shall be payable by the Corporation by wire transfer of immediately available funds to the Series A Preferred Stockholder to an account designated by such Series A Preferred Stockholder prior to the Series A Preferred Redemption Date, and each surrendered certificate (if any) shall be canceled and retired. In the event that at any time fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed pursuant to Section 4.5(b)(i), the selection of the shares of Series A Preferred Stock to be redeemed shall be made pro rata in proportion to the Series A Preferred Stated Value of the shares of Series A Preferred Stock held by each Series A Preferred Stockholder.

(2) Series A Excess Hold Redemption. If, at any time and from time to time, the Corporation intends to redeem Series A Preferred Stock pursuant to Section 4.5(b)(ii) a written notice of such redemption (an “Excess Hold Redemption Notice”) shall be given to JPMCF at JPMCF’s address appearing in the books of the Corporation no later than March 15, 2023. The Excess Hold Redemption Notice shall state: (w) the date of such Excess Hold Redemption, which in any event shall be not more than ten (10) Business Days following the Corporation’s delivery of the Excess Hold Redemption Notice (the “Excess Hold Redemption Date”), (x) the Excess Hold Redemption Price, (y) the Series A Preferred Stated Value of the shares of Series A Preferred Stock subject to such Excess Hold Redemption and (z) instructions with respect to the shares of Series A Preferred Stock that are to be surrendered for redemption. JPMCF shall surrender to the Corporation the certificate or certificates (if any) representing such shares of Series A Preferred Stock to be redeemed, duly endorsed, in the manner and at the place designated in the Excess Hold Redemption Notice and, on such Excess Hold Redemption Date, the Excess Hold Redemption Price shall be payable by the Corporation by wire transfer of immediately available funds to an account designated by JPMCF, prior to the applicable Excess Hold Redemption Date, and each surrendered certificate (if any) shall be canceled and retired.

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(iv) Series A Preferred Stockholder Redemption.

(1) A Series A Preferred Stockholder may elect to have the Corporation fully redeem all of such Series A Preferred Stockholder’s outstanding Series A Preferred Stock upon the occurrence of (and substantially concurrently with) the consummation of a Fundamental Change (including, for the avoidance of doubt, a Sale of the Corporation), for an amount in cash equal to the applicable Series A Preferred Redemption Price (determined by reference to the date upon which such Fundamental Change occurs). Notwithstanding the foregoing, the redemption referenced in this clause 4.5(b)(iv)(1) shall not be required in any transaction if the shares of Series A Preferred Stock are purchased at the applicable Series A Preferred Redemption Price (determined by reference to the date upon which such transaction is consummated) in connection with (and no later than the time of consummation of) such transaction.

(2) If applicable law does not permit the Corporation to consummate any required redemption described in clause 4.5(b)(iv)(1) above, the Corporation shall not consummate the applicable transaction unless (x) at the closing thereof all of the shares of Series A Preferred Stock are purchased from the Series A Preferred Stockholders (whether by the Corporation, an Affiliate thereof or a third party) for an amount in cash equal to the applicable Series A Preferred Redemption Price (determined by reference to the date upon which such Fundamental Change occurs) or (y) the Corporation has given a ROFR Notice with respect to such transaction and otherwise complied with Section 4.5(e) hereof.

(3) In the event that a Series A Preferred Stockholder elects to have the Corporation redeem all of such Series A Preferred Stockholder’s shares of Series A Preferred Stock pursuant to clause 4.5(b)(iv)(1) above, such Series A Preferred Stockholder shall deliver a written notice of such election (a “Put Notice”) to the Corporation specifying that such Series A Preferred Stockholder elects to have its shares of Series A Preferred Stock redeemed pursuant to such clause 4.5(b)(iv)(1). The Corporation shall complete any redemption pursuant to clause 4.5(b)(iv)(1) within 20 Business Days of receipt of such Put Notice (or if later, the date of consummation of the applicable Fundamental Change) at the place specified in such Put Notice. At the closing of such redemption, (x) each electing Series A Preferred Stockholder shall surrender to the Corporation the certificate or certificates (if any) representing its shares of Series A Preferred Stock to be redeemed, duly endorsed, in the manner and at the place designated by the Corporation in writing to such Series A Preferred Stockholder and (y) the Series A Preferred Redemption Price (determined by reference to the date upon which the applicable Fundamental Change occurs) shall be payable by the Corporation by wire transfer of immediately available funds to the electing Series A Preferred Stockholder to an account designated by such electing Series A Preferred Stockholder.

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(4) Except as set forth in clause 4.5(b)(iv)(1), the Series A Preferred Stockholders will have no right to require the Corporation to redeem any shares of Series A Preferred Stock prior to April 25, 2027.

(v) Series A Preferred Mandatory Redemption at Maturity. On the Series A Preferred Maturity Date, the Corporation shall redeem and purchase all (but not less than all) outstanding shares of Series A Preferred Stock for an amount, in cash, equal to the applicable Series A Preferred Liquidation Preference.

(vi) Limitations. Notwithstanding anything to the contrary set forth herein, in no event shall failure to redeem shares of Series A Preferred Stock on any date specified in Section 4.5(b)(iv) impose a limitation on the Corporation from completing a Fundamental Change or Sale of the Corporation; provided that the failure of the Corporation to redeem in full in cash the applicable shares of Series A Preferred Stock on a Series A Preferred Redemption Date or other applicable date of determination (including the Series A Preferred Maturity Date) by reason of the operation of this clause 4.5(b)(vi) shall not be construed as preventing the occurrence of an Event of Default of the type described in clause (a) of the definition thereof or the effectiveness of the rights and privileges of the Series A Preferred Stockholders that result from such Event of Default.

(vii) Termination of Rights. Upon the delivery by or on behalf of the Corporation of all consideration payable in respect of the shares of Series A Preferred Stock redeemed pursuant to this Section 4.5(b), all rights with respect to the redeemed shares of Series A Preferred Stock shall terminate.

(viii) Interest Accruing on the Series A Preferred Stock. On and after a redemption date, unless the Corporation defaults in the payment in full of the Series A Preferred Redemption Price, Series A Preferred Interest Amount on the redeemed shares of Series A Preferred Stock shall cease to accrue and accumulate on such date, and all rights of the Series A Preferred Stockholders of the shares of Series A Preferred Stock that are redeemed shall terminate with respect thereto on such date, other than the right to receive the Series A Preferred Redemption Price.

(c) Conversion of Series A Preferred Stock.

(i) Conversion Rights. The Series A Preferred Stockholders shall have conversion rights as follows (the “Conversion Rights”):

(1) Conversion Right. At any time, each share of Series A Preferred Stock shall be convertible, at the option of, and without payment of additional consideration by, the Series A Preferred Stockholder thereof into such number of fully paid and non-assessable Conversion Securities as is determined by dividing (x) the sum of (A) the Series A Preferred Stated Value of such share of Series A Preferred Stock plus (B) an amount equal to any accrued Series A Preferred

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Interest Amount on such share of Series A Preferred Stock, if any, from (and including) the most recent Dividend Payment Date prior to the Conversion Time to, but excluding, the Conversion Time by (y) the applicable Conversion Price for such share of Series A Preferred Stock. The Conversion Price, and the rate at which Series A Preferred Stock may be converted into Conversion Securities, shall be subject to adjustment as provided in this Section 4.5(c).

(2) Termination of Conversion Rights. In the event of delivery of a Series A Preferred Redemption Notice in respect of any share of Series A Preferred Stock pursuant to Section 4.5(b)(iii)(1), the Conversion Rights of the Series A Preferred Stock designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the applicable Series A Preferred Redemption Price is not fully paid on such Series A Preferred Redemption Date, in which case the Conversion Rights for such share of Series A Preferred Stock shall continue until such Series A Preferred Redemption Price is paid in full.

(3) Fractional Shares. No fractional Conversion Securities shall be issued upon conversion of a share of Series A Preferred Stock and in lieu of any fractional Conversion Securities to which a Series A Preferred Stockholder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the applicable Conversion Price. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock converting into Conversion Securities and the aggregate number of Conversion Securities issuable upon such conversion. Any share of Series A Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such class, and the Corporation may thereafter take such appropriate action (without the need for any action by stockholders of the Corporation) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

(ii) Mechanisms of Conversion.

(1) Notice of Conversion. In order for a Series A Preferred Stockholder to voluntarily convert a share of Series A Preferred Stock into Conversion Securities, such Series A Preferred Stockholder shall provide written notice to the Corporation’s transfer agent (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such Series A Preferred Stockholder elects to convert all or any number of such Series A Preferred Stockholder’s shares of Series A Preferred Stock and, if applicable, any event on which such conversion is contingent. Such notice shall state such Series A Preferred Stockholder’s name or the names of the nominees in which such Series A Preferred Stockholder wishes the Conversion Securities to be issued. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice shall be the time of conversion (the “Conversion Time”), and the Conversion Securities issuable upon conversion of the shares of Series A Preferred Stock shall

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be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such Series A Preferred Stockholder, or to his, her or its nominees, evidence of the issuance of Conversion Securities upon such conversion in accordance with the provisions hereof and (ii) pay in cash such amount as provided in Section 4.5(c)(i)(3).

(2) Reservation of Conversion Securities. The Corporation shall, at all times that any shares of Series A Preferred Stock are outstanding, reserve and keep available out of its authorized but unissued membership interests, for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its duly authorized Conversion Securities as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock; and if at any time the number of authorized but unissued Conversion Securities shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued Conversion Securities to such number of Conversion Securities as shall be sufficient for such purposes.

(3) Effect of Conversion. All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares of Series A Preferred Stock shall immediately cease and terminate at the Conversion Time, except only the right of the Series A Preferred Stockholders thereof to receive Conversion Securities in exchange therefor.

(4) No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid Series A Preferred Interest Amount on the shares of Series A Preferred Stock surrendered for conversion or on the Conversion Securities delivered upon conversion.

(5) Taxes. The Corporation shall pay any and all issue, transfer and other similar taxes that may be payable in respect of any issuance or delivery of Conversion Securities or the transfer of shares of Series A Preferred Stock, upon conversion of shares of Series A Preferred Stock pursuant to this Section 4.5(c); provided that such taxes shall not include any income tax under federal or state tax laws if the conversion is treated as a taxable exchange by or for the Series A Preferred Stockholders.

(iii) Adjustments.

(1) Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time effect a subdivision of the outstanding shares of Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of Conversion Securities issuable on conversion of each share of Series A Preferred Stock shall

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be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of Conversion Securities issuable on conversion of each share of Series A Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this clause 4.5(c)(iii)(1) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(2) Adjustment for Certain Dividends. In the event the Corporation at any time or from time to time shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend payable on the shares of Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

(a)	the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b)

the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend. Notwithstanding the foregoing (x) if such record date shall have been fixed and such dividend is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this clause (b) as of the time of actual payment of such dividends; and (y) no such adjustment shall be made if the Series A Preferred Stockholders simultaneously receive a dividend of shares of Common Stock in a number equal to the number of Conversion Securities as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Conversion Securities on the date of such event.

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(3) Adjustments for Other Dividends. In the event the Corporation at any time shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive a dividend payable in Equity Securities of the Corporation (other than a dividend of Conversion Securities in respect of outstanding Conversion Securities) or in other property (including cash), then and in each such event the Series A Preferred Stockholders shall receive, simultaneously with the dividend to the holders of Common Stock, a dividend of such Equity Securities or other property in an amount equal to the amount of such Equity Securities or other property as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Conversion Securities on the date of such event.

(4) Adjustment for Merger or Reorganization, etc. If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the shares of Common Stock (but not the shares of Series A Preferred Stock) are converted into or exchanged for securities of a series of shares or units of common equity interests of the Corporation, a Parent Entity, or a Subsidiary (as applicable), cash or other property of the Corporation, a Parent Entity, or a Subsidiary (as applicable) (other than a transaction covered by Section 4.5(c)(iii)(1), Section 4.5(c)(iii)(2) or Section 4.5(c)(iii)(3)), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock shall thereafter be convertible in lieu of the shares of Common Stock into which it was convertible prior to such event into the kind and amount of securities of the Corporation, a Parent Entity, or a Subsidiary (as applicable), cash or other property which a holder of the number of shares of Common Stock issuable upon conversion of one share of Series A Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4.5(c) with respect to the rights and interests thereafter of the Series A Preferred Stockholders, to the end that the provisions set forth in this Section 4.5(c) (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the shares of Series A Preferred Stock.

(5) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4.5(c), the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each Series A Preferred Stockholder a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which a share of Series A Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as

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promptly as reasonably practicable after the written request at any time of any Series A Preferred Stockholder (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such Series A Preferred Stockholder a certificate setting forth (i) the Conversion Price then in effect, (ii) the series or class of Conversion Securities and (iii) number of Conversion Securities and the amount, if any, of other securities, cash or property which then would be received upon the conversion of a share of Series A Preferred Stock.

(d) Matters Requiring Approval of Certain Series A Preferred Stockholders. The terms of this Certificate of Incorporation and the terms of the organizational documents of each Subsidiary of the Corporation notwithstanding, the Corporation shall not, and shall cause its Subsidiaries not to, without the prior written consent or approval (which may be in the form of an email) of the Required Series A Preferred Holders, for so long as any shares of Series A Preferred Stock remain outstanding:

(i) Equity Issuances. Create, authorize or issue (by reclassification or otherwise) any Equity Securities of the Corporation, including any additional shares of Series A Preferred Stock or other security convertible into or exchangeable for any Equity Security of the Corporation, having rights, preferences or privileges ranking senior to the Series A Preferred Stock or pari passu with the Series A Preferred Stock.

(ii) Amendments. Subject to Section 4.5(d)(vii) below, amend, modify, restate, repeal or make any other change (by amendment, merger, consolidation, operation of law or otherwise) to any provision of the Corporation’s or any Subsidiary’s organizational documents (including this Certificate of Incorporation) in a manner which adversely alters or changes the rights, preferences or privileges of the Series A Preferred Stock; provided that any issuance of securities junior to the Series A Preferred Stock shall not be deemed to be adverse to the Series A Preferred Stock.

(iii) Dividends. Prior to payment in full in cash of the Series A Preferred Liquidation Preference on all outstanding shares of Series A Preferred Stock, effect any dividend or distribution to or redemption of Equity Securities (other than the shares of Series A Preferred Stock).

(iv) Series A Preferred Terms. Subject to Section 4.5(d)(vii) below, amend, modify or waive the terms of the Series A Preferred Stock.

(v) Merger or Consolidation. (1) Merge or consolidate with any Person (other than a merger or consolidation of one of the Corporation’s Subsidiaries with another of its Subsidiaries) or (2) sell all or substantially all of the assets of the Corporation and its Subsidiaries or otherwise consummate a Fundamental Change, in each case, unless such event constitutes a Fundamental Change and either (1) the Series A Preferred Stockholders are afforded at least ten (10) Business Days’ prior written notice of the consummation thereof and the Series A Preferred Stockholders shall receive in full in cash the applicable Series A Preferred Redemption Price due on the shares of Series A Preferred Stock that remain outstanding as of the consummation of such transaction substantially concurrently with the consummation of such transaction or (2) (w) at least

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90% of the consideration received or to be received by a holder of Common Stock, excluding cash payments for fractional shares, in connection with such Fundamental Change consists of shares of common stock of a U.S. corporation (the “Public Company”) that are (or are to be) listed or quoted on the New York Stock Exchange, The Nasdaq Global Select Market or The Nasdaq Global Market (or any of their successors), (x) the Series A Preferred Stockholders receive, in exchange for their shares of Series A Preferred Stock, an equivalent amount of a new class of preferred stock of the Public Company having rights, privileges, ranking and economic terms substantially identical to those of the Series A Preferred Stock, (y) immediately after giving effect to such transaction, no “person” or “group” (as defined in the definition of “Fundamental Change”) shall beneficially own stock of the Public Company having a majority of the ordinary voting power of all stock of the Public Company and (z) as a result of such transaction or transactions the shares of Series A Preferred Stock shall, at the option of the Series A Preferred Stockholders (and subject to the anti-dilution adjustments set forth in Section 4.5(c) applicable to the shares of Series A Preferred Stock), become convertible into the consideration that such shares of Series A Preferred Stock would have received had they been converted into shares of Common Stock immediately prior to such Fundamental Change or (3) the Corporation has provided a ROFR Notice in accordance with Section 4.5(e) and otherwise complied with the requirements of Section 4.5(e) applicable thereto.

(vi) Liquidation. Consent to a liquidation, dissolution or winding up of the Corporation or any of its Subsidiaries unless, with respect to the Corporation, the Corporation shall have delivered to the Series A Preferred Stockholders not less than 10 Business Days’ prior written notice of such transaction.

(vii) Notwithstanding the terms of this Certificate of Incorporation (including clauses (i) through (vi) above), without the prior written consent or approval (which may be in the form of an email) of a Required Series A Preferred Super Majority, no amendment, waiver or modification of this Certificate of Incorporation shall (i) decrease the Series A Preferred Dividend Rate, (ii) reduce the Series A Preferred Redemption Price or otherwise modify the definition of such term, (iii) modify the definition of “Conversion Price,” “Initial Series A Preferred Issue Price,” “Series A Preferred Interest Amount,” “Series A Preferred Liquidation Preference,” “Series A Preferred Maturity Date,” “Series A Preferred Stated Value” or the components of any of the foregoing, (iv) modify Section 4.5(b)(i), Section 4.5(b)(ii), Section 4.5(b)(iii), Section 4.5(b)(iv), Section 4.5(b)(v), Section 4.5(b)(vi), Section 4.5(c), Section 4.5(d) and Section 4.5(f), (v) make any change to the provisions relating to voting percentages that include the shares of Series A Preferred Stock (including, without limitation, the definition of “Required Series A Preferred Holders”) or (vi) amend, modify or waive Section 4.5(g) in a manner which adversely alters or changes the rights, preferences, privileges or obligations of the shares of Series A Preferred Stock or the Series A Preferred Stockholders. In addition, notwithstanding anything to the contrary herein but subject to the definition of “Series A Preferred Interest Amount” and other than in the event of a Fundamental Change of a type specified in and permitted by Section 4.5(d)(v) above, the Corporation shall not redeem or otherwise make any dividend or payment on the shares of Series A Preferred Stock other than in cash without the prior written consent or approval (which may be in the form of an email) of each affected Series A Preferred Stockholder.

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(e) Right of First Refusal.

(i) Prior to the consummation of a Fundamental Change transaction with respect to which the Required Series A Preferred Holders have exercised redemption rights pursuant to Section 4.5(b)(iv)(1) or the consent of the Required Series A Preferred Holders is otherwise required pursuant to Section 4.5(d)(v), the Corporation shall have the right, but not the obligation, to deliver to the Series A Preferred Stockholders (each, in such capacity, a “ROFR Holder”) a written notice (the “ROFR Notice”) setting forth in reasonable detail material terms and conditions of such Fundamental Change transaction, including the total consideration to be received, directly or indirectly, by the Corporation and/or its stockholders in respect thereof (the “ROFR Consideration”); provided that if all or any portion of the ROFR Consideration consists of consideration other than cash (the “Non-Cash Consideration”), the ROFR Notice shall specify the Fair Value of the Non-Cash Consideration. The ROFR Notice shall constitute the Corporation’s offer to the ROFR Holders to engage in a transaction on terms that are the same as those for such Fundamental Change transaction as set forth in the ROFR Notice, which offer shall be irrevocable until the end of the ROFR Notice Period.

(ii) Within ten (10) Business Days following receipt of such ROFR Notice (the “ROFR Notice Period”), any ROFR Holder shall have the right, but not the obligation (“ROFR”), to elect to engage in a transaction on terms that are the same as those for such Fundamental Change transaction as specified in such ROFR Notice by delivering to the Corporation a written notice of its election (the “ROFR Reply”) to engage in such transaction on terms that are the same as those for such Fundamental Change transaction as specified in such ROFR Notice (the “Alternative Transaction”); provided that if all or any portion of the ROFR Consideration consists of Non-Cash Consideration, all or such portion of ROFR Consideration that consists of Non-Cash Consideration shall be replaced with cash consideration equal to the Fair Value of the Non-Cash Consideration that is specified in such ROFR Notice. Any ROFR Reply shall be irrevocable and binding upon delivery by the applicable ROFR Holder. If a ROFR Holder does not deliver a ROFR Reply during the ROFR Notice Period with respect to such Fundamental Change transaction (a “Non-Subscribing ROFR Holder”), then such Non-Subscribing ROFR Holder shall be deemed to have waived its ROFR with respect to such Fundamental Change transaction or Alternative Transaction under this Section 4.5(e).

(iii) If, after complying with the foregoing, the ROFR Holders have waived their ROFR with respect to such Fundamental Change transaction under this Section 4.5(e), the Corporation shall be free to consummate such Fundamental Change transaction on the terms specified in such ROFR Notice without any further obligation to the ROFR Holders under this Section 4.5(e) within the one hundred twenty (120) day period immediately following the expiration of the ROFR Notice Period (which period may be extended for a reasonable time not to exceed sixty (60) days to the extent reasonably necessary to obtain any governmental approvals (the “Waived ROFR

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Transfer Period”). If such Fundamental Change transaction is not consummated within the Waived ROFR Transfer Period, the rights of the Series A Preferred Stockholders pursuant to Section 4.5(b)(iv)(2) and Section 4.5(d)(v) shall be deemed to be revived and any subsequent Fundamental Change transaction shall be subject to the terms thereof.

(iv) If one or more ROFR Holders delivers a ROFR Reply, such ROFR Holders shall take all actions as may be reasonably necessary to consummate such Alternative Transaction on terms that are the same as those for such Fundamental Change transaction as specified in such ROFR Notice, including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be necessary or appropriate. At the closing of such Alternative Transaction pursuant to this Section 4.5(e), the Corporation shall take such actions, execute such instruments and documents and make such deliveries as shall be necessary to cause the consummation of such Alternative Transaction against receipt of the ROFR Consideration from the ROFR Holder via wire transfer of immediately available funds. To the extent more than one Series A Preferred Stockholder delivers a ROFR Reply, each such Series A Preferred Stockholder shall pay its pro rata share (calculated as a fraction the numerator of which is the total number of shares of Series A Preferred Stock held by such Series A Preferred Stockholder on the date of purchase and the denominator of which is the number of outstanding shares of Series A Preferred Stock held by all Series A Preferred Stockholders on the date of purchase) of the applicable ROFR Consideration and directly or indirectly acquire a pro rata portion of the Equity Securities or other assets (which in the case of assets other than Equity Securities shall represent an undivided economic and voting interest in such assets proportionate to such Series A Preferred Stockholder’s pro rata share of the purchase price therefor). The consummation of such Alternative Transaction on the terms specified in the ROFR Reply delivered pursuant to this Section 4.5(e) shall be deemed to be approved the Required Series A Preferred Holders for purposes of Section 4.5(d) but shall otherwise be subject to customary closing conditions (other than any condition requiring the ROFR Holder(s) to have obtained committed financing to consummate such transaction).

(v) If the ROFR Holders deliver a ROFR Reply and such Alternative Transaction is not consummated within the thirty (30) day period immediately following the expiration of the ROFR Notice Period (which period may be extended for a reasonable time not to exceed one hundred fifty (150) days to the extent reasonably necessary to obtain any governmental approvals) (the “Alternative Transaction Period”), the ROFR Holders shall be deemed to have waived their ROFR and the provisions of Section 4.5(e)(iii) above shall apply as if the last date of the Alternative Transaction Period was the expiration of the ROFR Notice Period.

(f) Dividends.

(i) Preferred Interest Payments. Dividends on shares of the Series A Preferred Stock shall be payable to all Series A Preferred Stockholders in an amount equal to the Series A Preferred Interest Amount, in each case, whether or not there are any profits, surplus or other funds legally available for the payment thereof or such payment is then permitted by applicable law or any instrument or agreement to which the Corporation or

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any of its Subsidiaries is a party. All cash distributions (including, without limitation, any distributions in connection with any Insolvency Event) of the Series A Preferred Interest Amount are prior to and in preference over any distribution on any shares of Common Stock and shall be declared and fully paid before any distributions (other than, as long as no Event of Default has occurred and is continuing, payment of customary regular cash dividends on the shares of Common Stock with the consent of the Required Series A Preferred Holders) are made on any shares of Common Stock (it being understood and agreed that that the Series A Preferred Interest Amount payable on each Dividend Payment Date may be paid by increasing the Series A Preferred Stated Value for such share of Series A Preferred Stock in lieu of payment in cash; provided that, for the avoidance of doubt, no distribution on any shares of Common Stock shall be made on any shares of Common Stock until all such capitalized Series A Preferred Interest Amount is paid in cash in full (except as set forth in the immediately preceding parenthetical)). Dividends shall be payable to the Series A Preferred Stockholders as they appear on the records of the Corporation on the record date for such distributions, which, to the extent the Board determines to declare distributions in respect of any Dividend Period, shall be the date that is 15 days prior to the applicable Dividend Payment Date. All such payments of Series A Preferred Interest Amount shall be payable as set forth in the definition thereof. Series A Preferred Interest Amount will accrue as set forth herein regardless of whether such Series A Preferred Interest Amount has been declared by the Board and whether or not there are any profits, surplus or other funds legally available for the payment thereof or such payment is then permitted by applicable law or any instrument or agreement to which the Corporation or any of its Subsidiaries is a party.

(ii) All payments or dividends by the Corporation or any of its Subsidiaries in respect of any shares, including, without limitation, any payment or dividend in connection with any Insolvency Event, must be allocated among the stockholders of the Corporation and distributed in the following priorities:

(1) First, one hundred percent (100%) to the Series A Preferred Stockholders, pro rata in proportion to the Series A Preferred Stated Value of the then outstanding shares of Series A Preferred Stock until the Series a Preferred Stockholders have received cumulative dividends (exclusive of prior dividends in respect of Series A Preferred Interest Amount, whether paid in cash or added to the Series A Preferred Value) equal to the aggregate Series A Preferred Liquidation Preference then applicable for all outstanding shares of Series A Preferred Stock; and

(2) Thereafter, one hundred percent (100%) to the holders of shares of Common Stock, pro rata in proportion to the number of shares of Common Stock held.

(g) Miscellaneous. The Corporation shall, and shall cause each of its Subsidiaries to, promptly (which in no case shall be more than 30 days) after a responsible officer of the Corporation or any of its Subsidiaries has obtained knowledge thereof, provide notice to each Series A Preferred Stockholder of the occurrence of any Event of Default (or any event or condition which would, upon notice, lapse of time or both, unless cured or waived, become an Event of Default).

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ARTICLE V

BOARD OF DIRECTORS

5.1. General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board.

5.2. Number of Directors; Election; Term.

(a) Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, if any, the number of directors that shall constitute the entire Board shall be fixed from time to time exclusively pursuant to a resolution adopted by the Board and which initially shall be, upon filing of this Certificate of Incorporation, set at nine (9) directors.

(b) Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, the directors of the Corporation shall be divided into three classes as nearly equal in number as is practicable, hereby designated Class I, Class II and Class III. The Board is authorized to assign members of the Board already in office to such classes. The term of office of the initial Class I directors shall expire upon the election of directors at the first annual meeting of stockholders following the effectiveness of this Article V; the term of office of the initial Class II directors shall expire upon the election of directors at the second annual meeting of stockholders following the effectiveness of this Article V; and the term of office of the initial Class III directors shall expire upon the election of directors at the third annual meeting of stockholders following the effectiveness of this Article V. At each annual meeting of stockholders, commencing with the first annual meeting of stockholders following the effectiveness of this Article V, each of the successors elected to replace the directors of a class whose term shall have expired at such annual meeting shall be elected to hold office until the third annual meeting next succeeding his or her election and until his or her respective successor shall have been duly elected and qualified. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, if the number of directors that constitutes the Board is changed, any newly created directorships or decrease in directorships shall be so apportioned by the Board among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

(c) Notwithstanding the foregoing provisions of this Section 5.2, and subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, each director shall serve until such director’s successor is duly elected and qualified or until such director’s earlier death, resignation or removal.

(d) Elections of directors need not be by written ballot unless the bylaws of the Corporation (as amended from time to time in accordance with the provisions hereof and thereof, the “Bylaws”) shall so provide.

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(e) Notwithstanding any of the other provisions of this Article V, whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately by series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of the certificate of designation for such series of Preferred Stock, and such directors so elected shall not be divided into classes pursuant to this Article V unless expressly provided by such terms. During any period when the holders of any series of Preferred Stock have the right to elect additional directors as provided for or fixed pursuant to the provisions of this Article V, then upon commencement and for the duration of the period during which such right continues; (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to such provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to such provisions, whichever occurs earlier, subject to such director’s earlier death, resignation or removal. Except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such series of stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation or removal of such additional directors, shall forthwith terminate, and the total authorized number of directors of the Corporation shall be reduced accordingly.

5.3. Removal. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, a director may be removed from office by the stockholders of the Corporation only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

5.4. Vacancies and Newly Created Directorships. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, vacancies occurring on the Board for any reason and newly created directorships resulting from an increase in the number of directors may be filled only by vote of a majority of the remaining members of the Board, although less than a quorum, or by a sole remaining director, at any meeting of the Board and not by the stockholders. A person so elected by the Board to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such person shall have been assigned by the Board and until such person’s successor shall be duly elected and qualified or until such director’s earlier death, resignation or removal.

ARTICLE VI

AMENDMENT OF BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to adopt, amend, alter or repeal the Bylaws. The Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Corporation by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

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ARTICLE VII

STOCKHOLDERS

7.1. No Action by Written Consent of Stockholders. Except as otherwise expressly provided by the terms of any series of Preferred Stock permitting the holders of such series of Preferred Stock to act by written consent, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation and may not be effected by written consent in lieu of a meeting.

7.2. Special Meetings. Except as otherwise expressly provided by the terms of any series of Preferred Stock permitting the holders of such series of Preferred Stock to call a special meeting of the holders of such series, special meetings of the stockholders of the Corporation may be called only by the chairperson of the Board, the chief executive officer of the Corporation or the Board, and the ability of the stockholders to call a special meeting of the stockholders is hereby specifically denied.

7.3. Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

ARTICLE VIII

LIMITATION OF LIABILITY AND INDEMNIFICATION

8.1. Limitation of Personal Liability. No director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, as it presently exists or may hereafter be amended from time to time. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. For purposes of this Section 8.1, “officer” shall have the meaning provided in Section 102(b)(7) of the DGCL, as it presently exists or may hereafter be amended from time to time.

8.2. Indemnification and Advancement of Expenses. The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by the DGCL, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives. A director’s right to indemnification conferred by this Section 8.2 shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition, provided that such director presents to the Corporation a written undertaking to repay such amount if it shall ultimately be determined that such director is not entitled to be indemnified by the Corporation under this Article VIII or otherwise. Notwithstanding the foregoing, except for proceedings to enforce any director’s or officer’s rights to indemnification or any director’s rights to advancement of expenses, the Corporation shall not be obligated to indemnify any director or officer, or advance expenses of any director, (or such director’s or officer’s heirs, executors or personal or legal representatives) in connection with any proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Board.

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8.3. Non-Exclusivity of Rights. The rights to indemnification and advancement of expenses conferred in Section 8.2 of this Certificate of Incorporation shall neither be exclusive of, nor be deemed in limitation of, any rights to which any person may otherwise be or become entitled or permitted under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

8.4. Insurance. To the fullest extent authorized or permitted by the DGCL, the Corporation may purchase and maintain insurance on behalf of any current or former director or officer of the Corporation against any liability asserted against such person, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article VIII or otherwise.

8.5. Persons Other Than Directors and Officers. This Article VIII shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to, or to purchase and maintain insurance on behalf of, persons other than those persons described in the first sentence of Section 8.2 of this Certificate of Incorporation or to advance expenses to persons other than directors of the Corporation.

8.6. Effect of Modifications. Any amendment, repeal or modification of any provision contained in this Article VIII shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to further limit or eliminate the liability of directors or officers) and shall not adversely affect any right or protection of any current or former director or officer of the Corporation existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring prior to such amendment, repeal or modification.

ARTICLE IX

DGCL SECTION 203 AND BUSINESS COMBINATIONS

9.1. DGCL Section 203 Opt-Out. The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

9.2. Business Combination Exceptions. Notwithstanding the foregoing, the Corporation shall not engage in any business combination (as defined below), at any point in time at which the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with any interested stockholder (as defined below) for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

(a) prior to such time, the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, or

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(b) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

(c) at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the Corporation that is not owned by the interested stockholder, or

(d) the stockholder became an interested stockholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the stockholder ceased to be an interested stockholder and (ii) was not, at any time within the three-year period immediately prior to a business combination between the Corporation and such stockholder, an interested stockholder but for the inadvertent acquisition of ownership.

9.3. Definitions. For purposes of this Article IX, references to:

(a) “associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(b) “business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

(i) any merger or consolidation of the Corporation or any direct or indirect majority-owned Subsidiary of the Corporation (a) with the interested stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation, Section 9.2 is not applicable to the surviving entity;

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority- owned Subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

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(iii) any transaction that results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned Subsidiary of the Corporation of any stock of the Corporation or of such Subsidiary to the interested stockholder, except: (a) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such Subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (b) pursuant to a merger under Section 251(g) of the DGCL; (c) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such Subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (d) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (e) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (c)-(e) of this subsection (iii) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

(iv) any transaction involving the Corporation or any direct or indirect majority-owned Subsidiary of the Corporation that has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or of securities exercisable for, exchangeable for or convertible into the stock of any class or series of the Corporation or of any such Subsidiary that is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

(v) any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (i)-(iv) above) provided by or through the Corporation or any direct or indirect majority-owned Subsidiary.

(c) “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article IX, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(d) “Existing Holder Direct Transferee” means any person (and its Affiliates) who acquires (other than in a registered public offering), directly in one or more related transactions from any Existing Holder or any “group”, or any member of any such group, to which such Existing Holder is a party under Rule 13d-5 of the Exchange Act, beneficial ownership of 15% or more in the aggregate of the then outstanding voting stock of the Corporation.

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(e) “Existing Holder Indirect Transferee” means any person (and its Affiliates) who acquires (other than in a registered public offering), directly in one or more related transactions from any Existing Holder Direct Transferee or any other Existing Holder Indirect Transferee, beneficial ownership of 15% or more in the aggregate of the then outstanding voting stock of the Corporation.

(f) “Existing Holders” means the BTO Investors, BofA, JCIC Sponsor LLC, JPMCF and the Permitted Holders, together with their respective Affiliates and Subsidiaries (other than the Corporation and its Subsidiaries).

(g) “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned Subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, (ii) is an Affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder or (iii) the Affiliates and associates of any such person described in clauses (i) and (ii); provided, however, that “interested stockholder” shall not include (A) any Existing Holder, any Existing Holder Direct Transferee, Existing Holder Indirect Transferee or any of their respective Affiliates or successors or any “group”, or any member of any such group, to which any such person is a party under Rule 13d-5 of the Exchange Act, or (B) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation, provided, in the case of this clause (B), that such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of (x) further corporate action not caused, directly or indirectly, by such person or (y) an acquisition of a de minimis number of such additional shares. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation that may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(h) “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its Affiliates or associates:

(i) beneficially owns (as determined pursuant to Rule 13d-3 of the Exchange Act or any successor provision) such stock, directly or indirectly; or

(ii) has (a) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of

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stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s Affiliates or associates until such tendered stock is accepted for purchase or exchange; or (b) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or

(iii) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (b) of subsection (ii) above), or disposing of such stock with any other person that beneficially owns, or whose Affiliates or associates beneficially own, directly or indirectly, such stock.

(i) “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(j) “voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference in this Article IX to a percentage of voting stock shall refer to such percentage of the votes of such voting stock.

ARTICLE X

LIMITATIONS OF OWNERSHIP BY NON-CITIZENS

10.1. Equity Securities. All Equity Securities of the Corporation shall be subject to the limitations set forth in this Article X.

10.2. Non-Citizen Voting and Ownership Limitations. In no event shall persons or entities who fail to qualify as a “citizen of the United States,” (as the term is defined in Section 40102(a)(15) of Subtitle VII of Title 49 of the United States Code, as the same may be amended from time to time, in any similar legislation of the United States enacted in substitution or replacement thereof, and as interpreted by the Department of Transportation, its predecessors and successors, from time to time), including any agent, trustee or representative of such persons or entities (each, a “Non-Citizen”), be entitled to own (beneficially or of record) and/or control more than (x) 24.9% of the aggregate votes of all outstanding Voting Securities of the Corporation (the “Voting Limitation Percentage”) or (y) 49.0% of the aggregate number of outstanding Equity Securities of the Corporation (the “Outstanding Share Limitation Percentage” and together with the Voting Limitation Percentage, the “Non-Citizen Cap Amounts”), in each case as more specifically set forth in the Bylaws.

10.3. Enforcement of Non-Citizen Cap Amounts. Except as otherwise set forth in the Bylaws, the restrictions imposed by the Non-Citizen Cap Amounts shall be applied to each Non-Citizen in reverse chronological order based upon the date of registration (or attempted registration in the case of the Outstanding Share Limitation Percentage) on the separate stock record maintained by the Corporation or any transfer agent (on behalf of the Corporation) for the

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registration of Equity Securities of the Corporation held by the Non-Citizens (“Foreign Stock Record”) or the stock transfer records of the Corporation. At no time shall the shares of the Equity Securities of the Corporation held by the Non-Citizens be voted, unless such shares are registered on the Foreign Stock Record. In the event that Non-Citizens shall own (beneficially or of record) or have voting control over Equity Securities of the Corporation, the voting rights of such persons shall be subject to automatic suspension to the extent required to ensure that the Corporation is in compliance with applicable provisions of law and regulations relating to ownership or control of a United States air carrier. In the event that any transfer of Equity Securities of the Corporation to a Non-Citizen would result in Non-Citizens owning (beneficially or of record) more than the Non-Citizen Cap Amounts, such transfer shall be void and of no effect and shall not be recorded in the books and records of the Corporation. The Bylaws shall contain provisions to implement this Section 10.3, including, without limitation, provisions restricting or prohibiting the transfer of Equity Securities of the Corporation to Non-Citizens. Any determination as to ownership, control or citizenship made by the Board shall be conclusive and binding as between the Corporation and any stockholder.

10.4. Legend for Equity Securities. Each certificate or other representative document for Equity Securities of the Corporation (including each such certificate or representative document for Equity Securities of the Corporation issued upon any permitted transfer of Equity Securities) shall contain a legend in substantially the following form:

“THE [TYPE OF EQUITY SECURITIES] REPRESENTED BY THIS [CERTIFICATE/REPRESENTATIVE DOCUMENT] ARE SUBJECT TO VOTING RESTRICTIONS WITH RESPECT TO [SHARES/WARRANTS, ETC.] HELD BY PERSONS OR ENTITIES THAT FAIL TO QUALIFY AS “CITIZENS OF THE UNITED STATES” AS SUCH TERM IS DEFINED BY RELEVANT LEGISLATION. SUCH VOTING RESTRICTIONS ARE CONTAINED IN THE RESTATED CERTIFICATE OF INCORPORATION OF THE CORPORATION, AS THE SAME MAY BE AMENDED OR RESTATED FROM TIME TO TIME. A COMPLETE AND CORRECT COPY OF SUCH RESTATED CERTIFICATE OF INCORPORATION SHALL BE FURNISHED FREE OF CHARGE TO THE HOLDER OF SUCH SHARES OF [TYPE OF EQUITY SECURITIES] UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.”

ARTICLE XI

MISCELLANEOUS

11.1. Corporate Opportunities.

(a) For purposes of this Section 11.1, the following terms shall have the following meanings:

(i) “BofA” means Banc of America Strategic Investments Corporation and each of its successors or any of their Affiliates.

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(ii) “BTO Investors” means the [BTO Grannus Holdings C L.P., Blackstone Tactical Opportunities Associates – NQ L.L.C., BTO Grannus Holdings III – NQ LLC, Blackstone Tactical Opportunities Fund – FD L.P., and Blackstone Family Tactical Opportunities Investment Partnership III – NQ – ESC L.P.]4 and each of their successors or any of their Affiliates.

(iii) “Covered Person” means (A) any director or officer of the Corporation who is also an officer, director, employee or managing director of any of the Existing Investors and (B) the Existing Investors.

(iv) “Existing Investors” means the BTO Investors, BofA, JCIC Sponsor LLC and JPMCF, together with their respective Subsidiaries and Affiliates (other than the Corporation and its Subsidiaries).

(v) “Specified Corporate Opportunity” means any business opportunity, potential transaction, interest or other matter that is offered or presented to any Covered Person other than any business opportunity, potential transaction, interest or other matter that is offered or presented to such Covered Person solely in such Covered Person’s capacity as an officer, director or stockholder of the Corporation.

(b) To the fullest extent permitted by applicable law (including, without limitation, Section 122(17) of the DGCL), the Corporation, on behalf of itself and its Subsidiaries, hereby renounces any interest or expectancy of the Corporation or any of its Subsidiaries in, or being offered any opportunity to participate in, any Specified Corporate Opportunity, even if such Specified Corporate Opportunity is one that the Corporation or any of its Subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if offered or presented the opportunity to do so. No Covered Person shall have any duty to offer or communicate information regarding any Specified Corporate Opportunity to the Corporation or any of its Subsidiaries and, to the fullest extent permitted by applicable law, shall not be liable to the Corporation or any of its Subsidiaries for breach of any fiduciary duty, as a director, officer, controlling stockholder or otherwise, solely by reason of the fact that such Covered Person (i) pursues or acquires such Specified Corporate Opportunity for its own account or the account of any of the Existing Investors, (ii) directs such Specified Corporate Opportunity to another person or entity or (iii) fails to present such Specified Corporate Opportunity, or information regarding such Specified Corporate Opportunity, to the Corporation or any of its Subsidiaries. For the avoidance of doubt, the foregoing provisions of this Section 11.1(b) shall not apply to any business opportunity, potential transaction, interest or other matter that is offered or presented to any Covered Person solely in such Covered Person’s capacity as an officer, director or stockholder of the Corporation.

(c) For the avoidance of doubt, any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 11.1.

(d) The provisions of this Section 11.1 shall have no further force or effect at such time as the Existing Investors shall first cease to beneficially own, in the aggregate, at least 10% (ten percent)) of the Corporation’s then outstanding Voting Securities; provided, however, that such termination shall not terminate the effect of the foregoing provisions of this Section 11.1 with respect to any Specified Corporate Opportunity that first arose prior to such termination.

[4]	Note to Draft: Subject to continuing BTO review/comment.

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11.2. Forum for Certain Actions.

(a) Forum. Unless a majority of the Board, acting on behalf of the Corporation, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), to the fullest extent permitted by law, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any of its directors, officers or other employees arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Bylaws (in each case, as may be amended from time to time), (iv) any action asserting a claim against the Corporation or any of its directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware or (v) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court’s having personal jurisdiction over all indispensable parties named as defendants. Subject to the preceding provisions and unless a majority of the Board, acting on behalf of the Corporation, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the federal district courts of the United States of America, to the fullest extent permitted by law, shall be the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act of 1933, as amended.

(b) Personal Jurisdiction. If any action the subject matter of which is within the scope of subparagraph (a) of this Section 11.2 is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce subparagraph (a) of this Section 11.2 (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

(c) Enforceability. If any provision of this Section 11.2 shall be held to be invalid, illegal or unenforceable as applied to any person, entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Section 11.2, and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

(d) Notice and Consent. For the avoidance of doubt, any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 11.2.

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11.3. Amendment. The Corporation reserves the right to amend, alter or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by this Certificate of Incorporation and the DGCL, and all rights, preferences and privileges herein conferred upon stockholders of the Corporation by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Section 11.3. In addition to any other vote that may be required by law, applicable stock exchange rule or the terms of any series of Preferred Stock, the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, repeal or adopt any provision of this Certificate of Incorporation. Notwithstanding any other provision of this Certificate of Incorporation, and in addition to any other vote that may be required by law, applicable stock exchange rule or the terms of any series of Preferred Stock, the affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, repeal or adopt any provision of this Certificate of Incorporation inconsistent with the purpose and intent of Article V, Article VI, Article VII, Article VIII or this Article XI (including, without limitation, any such Article as renumbered as a result of any amendment, alternation, repeal or adoption of any other Article).

11.4. Severability. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby.

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IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer of the Corporation on this [•] day of [•], 2022.

By:
Its:

EXHIBIT B

FORM OF NEW PUBCO BYLAWS

EXHIBIT B

AMENDED AND RESTATED BYLAWS

OF

BRIDGER AEROSPACE GROUP HOLDINGS, INC.

(hereinafter called the “Corporation”)

ARTICLE I

MEETINGS OF STOCKHOLDERS

Section 1.1. Place of Meetings. Meetings of the stockholders of the Corporation for the election of directors or for any other purpose shall be held at such time and place, if any, either within or without the State of Delaware, as shall be designated from time to time by the board of directors of the Corporation (the “Board”). The Board may, in its sole discretion, determine that a meeting shall not be held at any place, but may instead be held solely by means of remote communication in accordance with Section 211(a) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”).

Section 1.2. Annual Meetings. The annual meeting of stockholders of the Corporation for the election of directors and for the transaction of such other business as may properly be brought before the meeting in accordance with these amended and restated bylaws of the Corporation (as amended from time to time in accordance with the provisions hereof, these “Bylaws”) shall be held on such date and at such time as may be designated from time to time by the Board. The Board may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board.

Section 1.3. Special Meetings. Unless otherwise required by law or by the certificate of incorporation of the Corporation (including, without limitation, the terms of any certificate of designation with respect to any series of preferred stock), as amended and restated from time to time (the “Certificate of Incorporation”), special meetings of the stockholders of the Corporation, for any purpose or purposes, may be called only by the Chairperson of the Board, the Chief Executive Officer or the Board. The ability of the stockholders of the Corporation to call a special meeting of stockholders is hereby specifically denied. At a special meeting of stockholders, only such business shall be conducted as shall be specified in the notice of meeting. The Chairperson of the Board, the Chief Executive Officer or the Board may postpone, reschedule or cancel any special meeting of stockholders previously called by any of them.

Section 1.4. Notice. Whenever stockholders of the Corporation are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and time of the meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called and the means of remote communications, if any, by which stockholders and proxy holders may be deemed present in person and vote at such meeting. Unless otherwise required by law or the Certificate of Incorporation, written notice of any meeting shall be given either personally, by mail or by electronic transmission (as defined below) (if permitted under the circumstances by the DGCL) not less than ten (10) nor more than sixty (60) days before the date of the meeting, by or at the direction of the Chairperson of the

Board, the Chief Executive Officer or the Board, to each stockholder entitled to vote at such meeting as of the record date for determining stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at the stockholder’s address as it appears on the stock transfer books of the Corporation. If notice is given by means of electronic transmission, such notice shall be deemed to be given at the times provided in the DGCL. Any stockholder may waive notice of any meeting before or after the meeting. The attendance of a stockholder at any meeting shall constitute a waiver of notice at such meeting, except where the stockholder attends the meeting for the express purpose of objecting, and does so object, at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. For the purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 1.5. Adjournments. Any meeting of stockholders of the Corporation may be adjourned or recessed from time to time to reconvene at the same or some other place, if any, by holders of a majority of the voting power of the Corporation’s capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, though less than a quorum, or by any officer entitled to preside at or to act as secretary of such meeting, and notice need not be given of any such adjourned or recessed meeting if the time and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned or recessed meeting, are announced at the meeting at which the adjournment or recess is taken. At the adjourned or recessed meeting, the Corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, notice of the adjourned meeting in accordance with the requirements of Section 1.4 of these Bylaws shall be given to each stockholder of record entitled to vote at the meeting. If, after the adjournment, a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.

Section 1.6. Quorum. Unless otherwise required by applicable law or the Certificate of Incorporation, the holders of a majority of the voting power of the Corporation’s capital stock issued and outstanding and entitled to vote thereat, present in person, present by means of remote communication, if any, or represented by proxy, shall constitute a quorum at a meeting of stockholders. Where a separate vote by a class or classes or series is required, a majority of the voting power of the shares of such class or classes or series present in person, present by means of remote communication, if any, or represented by proxy shall constitute a quorum entitled to take action with respect to such vote. If a quorum shall not be present or represented at any meeting of stockholders, either the chairperson of the meeting or the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in Section 1.5 of these Bylaws, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

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Section 1.7. Voting.

(a) Matters Other Than Election of Directors. Any matter brought before any meeting of stockholders of the Corporation, other than the election of directors, shall be decided by the affirmative vote of the holders of a majority of the voting power of the Corporation’s capital stock present in person, present by means of remote communication, if any, or represented by proxy at the meeting and entitled to vote on such matter, voting as a single class, unless the matter is one upon which, by express provision of law, the Certificate of Incorporation or these Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such matter. Except as provided in the Certificate of Incorporation, every stockholder having the right to vote shall have one vote for each share of stock having voting power registered in such stockholder’s name on the books of the Corporation. Such votes may be cast in person or by proxy as provided in Section 1.10 of these Bylaws. The Board, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in such officer’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.

(b) Election of Directors. Subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, election of directors at all meetings of the stockholders at which directors are to be elected shall be by a plurality of the votes cast at any meeting for the election of directors at which a quorum is present.

Section 1.8. Voting of Stock of Certain Holders. Shares of stock of the Corporation standing in the name of another corporation or entity, domestic or foreign, and entitled to vote may be voted by such officer, agent or proxy as the bylaws or other internal regulations of such corporation or entity may prescribe or, in the absence of such provision, as the Board or comparable body of such corporation or entity may determine. Shares of stock of the Corporation standing in the name of a deceased person, a minor, an incompetent or a debtor in a case under Title 11, United States Code, and entitled to vote may be voted by an administrator, executor, guardian, conservator, debtor-in-possession or trustee, as the case may be, either in person or by proxy, without transfer of such shares into the name of the official or other person so voting. A stockholder whose shares of stock of the Corporation are pledged shall be entitled to vote such shares, unless on the transfer records of the Corporation such stockholder has expressly empowered the pledgee to vote such shares, in which case only the pledgee, or the pledgee’s proxy, may vote such shares.

Section 1.9. Treasury Stock. Shares of stock of the Corporation belonging to the Corporation, or to another corporation a majority of the shares entitled to vote in the election of directors of which are held by the Corporation, shall not be voted at any meeting of stockholders of the Corporation and shall not be counted in the total number of outstanding shares for the purpose of determining whether a quorum is present. Nothing in this Section 1.9 shall limit the right of the Corporation to vote shares of stock of the Corporation held by it in a fiduciary capacity.

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Section 1.10. Proxies. Each stockholder entitled to vote at a meeting of stockholders of the Corporation may authorize another person or persons to act for such stockholder by proxy filed with the secretary of the Corporation (the “Secretary”) before or at the time of the meeting. No such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power.

Section 1.11. No Consent of Stockholders in Lieu of Meeting. Except as otherwise expressly provided by the terms of any series of preferred stock permitting the holders of such series of preferred stock to act by written consent, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation, and, as specified by the Certificate of Incorporation, the ability of the stockholders to consent in writing to the taking of any action is specifically denied.

Section 1.12. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make or have prepared and made, at least ten (10) days before every meeting of stockholders of the Corporation, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing in this Section 1.12 shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 1.13. Record Date. In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders of the Corporation or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for

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determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 1.13 at the adjourned meeting.

Section 1.14. Organization and Conduct of Meetings. The Chairperson of the Board shall act as chairperson of meetings of stockholders of the Corporation. The Board may designate any other director or officer of the Corporation to act as chairperson of any meeting in the absence of the Chairperson of the Board, and the Board may further provide for determining who shall act as chairperson of any meeting of stockholders in the absence of the Chairperson of the Board and such designee. The Board may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board, the chairperson of any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are necessary, appropriate or convenient for the proper conduct of the meeting. The chairperson of a stockholder meeting, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall determine and declare to the meeting that a matter or business was not properly brought before the meeting, and, if the chairperson should so determine, the chairperson shall so declare to the meeting and any such matter of business not properly brought before the meeting shall not be transacted or considered. Except to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 1.15. Inspectors of Election. In advance of any meeting of stockholders of the Corporation, the Chairperson of the Board, the Chief Executive Officer or the Board, by resolution, shall appoint one or more inspectors to act at the meeting and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chairperson of the meeting shall appoint one or more inspectors to act at the meeting. Unless otherwise required by applicable law, inspectors may be officers, employees or agents of the Corporation. Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability. The inspector shall have the duties prescribed by law and shall take charge of the polls and, when the vote is completed, shall make a certificate of the result of the vote taken and of such other facts as may be required by applicable law.

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Section 1.16. Notice of Stockholder Proposals and Director Nominations.

(a) Annual Meetings of Stockholders. Nominations of persons for election to the Board and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only: (i) pursuant to the Corporation’s notice of meeting (or any supplement thereto) with respect to such annual meeting given by or at the direction of the Board (or any duly authorized committee thereof), (ii) otherwise properly brought before such annual meeting by or at the direction of the Board (or any duly authorized committee thereof) or (iii) by any stockholder of the Corporation who (A) is a stockholder of record at the time of the giving of the notice provided for in this Section 1.16 through the date of such annual meeting, (B) is entitled to vote at such annual meeting and (C) complies with the notice procedures set forth in this Section 1.16. For the avoidance of doubt, compliance with the foregoing clause (iii) shall be the exclusive means for a stockholder to make nominations, or to propose any other business (other than a proposal included in the Corporation’s proxy materials pursuant to and in compliance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (such act, and the rules and regulations promulgated thereunder, the “Exchange Act”)), at an annual meeting of stockholders.

(b) Timing of Notice for Annual Meetings. In addition to any other applicable requirements, for nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to Section 1.16(a)(iii) above, the stockholder must have given timely notice thereof in proper written form to the Secretary, and, in the case of business other than nominations, such business must be a proper matter for stockholder action. To be timely, such notice must be received by the Secretary at the principal executive offices of the Corporation not later than the Close of Business on the ninetieth (90th) day, or earlier than the Close of Business on the one hundred twentieth (120th) day, prior to the first anniversary of the date of the preceding year’s annual meeting of stockholders (which first anniversary date shall, for purposes of the Corporation’s first annual meeting of stockholders (or special meeting in lieu thereof) held after the shares of the Corporation’s common stock are first publicly traded (the “First Annual Meeting”), be deemed to be [•], 2023); provided, however, that in the event that the date of the annual meeting is more than thirty (30) days prior to, or more than sixty (60) days after, the first anniversary of the date of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year (other than in connection with the First Annual Meeting), to be timely, a stockholder’s notice must be so received not earlier than the Close of Business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the Close of Business on the later of (i) the ninetieth (90th) day prior to such annual meeting and (ii) the tenth (10th) day following the day on which public disclosure (as defined below) of the date of the meeting is first made by the Corporation. In no event shall the adjournment, recess, postponement or rescheduling of an annual meeting (or the public disclosure thereof) commence a new time period (or extend any time period) for the giving of notice as described above.

(c) Form of Notice. To be in proper written form, the notice of any stockholder of record giving notice under this Section 1.16 (each, a “Noticing Party”) must set forth:

(i) as to each person whom such Noticing Party proposes to nominate for election or reelection as a director (each, a “Proposed Nominee”), if any:

(A) the name, age, business address and residence address of such Proposed Nominee;

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(B) the principal occupation and employment of such Proposed Nominee;

(C) a written questionnaire with respect to the background and qualification of such Proposed Nominee, completed by such Proposed Nominee in the form required by the Corporation (which form such Noticing Party shall request in writing from the Secretary prior to submitting notice and which the Secretary shall provide to such Noticing Party within ten (10) days after receiving such request);

(D) a written representation and agreement completed by such Proposed Nominee in the form required by the Corporation (which form such Noticing Party shall request in writing from the Secretary prior to submitting notice and which the Secretary shall provide to such Noticing Party within ten (10) days after receiving such request) providing that such Proposed Nominee: (I) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such Proposed Nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or any Voting Commitment that could limit or interfere with such Proposed Nominee’s ability to comply, if elected as a director of the Corporation, with such Proposed Nominee’s fiduciary duties under applicable law; (II) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director or nominee that has not been disclosed to the Corporation; (III) will, if elected as a director of the Corporation, comply with all applicable rules of any securities exchanges upon which the Corporation’s securities are listed, the Certificate of Incorporation, these Bylaws, all applicable publicly disclosed corporate governance, ethics, conflict of interest, confidentiality, stock ownership and trading policies and all other guidelines and policies of the Corporation generally applicable to directors (which other guidelines and policies will be provided to such Proposed Nominee within five (5) business days after the Secretary receives any written request therefor from such Proposed Nominee), and all applicable fiduciary duties under state law; (IV) consents to being named as a nominee in the Corporation’s proxy statement and form of proxy for the meeting; (V) intends to serve a full term as a director of the Corporation, if elected; and (VI) will provide facts, statements and other information in all communications with the Corporation and its stockholders that are or will be true and correct in all material respects and that do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

(E) a description of all direct and indirect compensation and other material monetary agreements, arrangements or understandings, written or oral, during the past three (3) years, and any other material relationships, between or among such Proposed Nominee or any of such Proposed Nominee’s affiliates or

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associates (each as defined below), on the one hand, and any Noticing Party or any Stockholder Associated Person (as defined below), on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 promulgated under Regulation S-K as if such Noticing Party and any Stockholder Associated Person were the “registrant” for purposes of such rule and the Proposed Nominee were a director or executive officer of such registrant;

(F) a description of any business or personal interests that could place such Proposed Nominee in a potential conflict of interest with the Corporation or any of its subsidiaries; and

(G) all other information relating to such Proposed Nominee or such Proposed Nominee’s associates that would be required to be disclosed in a proxy statement or other filing required to be made by such Noticing Party or any Stockholder Associated Person in connection with the solicitation of proxies for the election of directors in a contested election or otherwise required pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (collectively, the “Proxy Rules”);

(ii) as to any other business that such Noticing Party proposes to bring before the meeting:

(A) a reasonably brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting;

(B) the text of the proposal or business (including the complete text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend the Certificate of Incorporation or these Bylaws, the language of the proposed amendment); and

(C) all other information relating to such business that would be required to be disclosed in a proxy statement or other filing required to be made by such Noticing Party or any Stockholder Associated Person in connection with the solicitation of proxies in support of such proposed business by such Noticing Party or any Stockholder Associated Person pursuant to the Proxy Rules; and

(iii) as to such Noticing Party and each Stockholder Associated Person:

(A) the name and address of such Noticing Party and each Stockholder Associated Person (including, as applicable, as they appear on the Corporation’s books and records);

(B) the class, series and number of shares of each class or series of capital stock (if any) of the Corporation that are, directly or indirectly, owned beneficially or of record (specifying the type of ownership) by such Noticing Party or any Stockholder Associated Person (including any rights to acquire beneficial ownership at any time in the future); the date or dates on which such shares or securities were acquired; and the investment intent of such acquisition;

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(C) the name of each nominee holder for, and number of, any securities of the Corporation owned beneficially but not of record by such Noticing Party or any Stockholder Associated Person and any pledge by such Noticing Party or any Stockholder Associated Person with respect to any of such securities;

(D) a complete and accurate description of all agreements, arrangements or understandings, written or oral, (including any derivative or short positions, profit interests, hedging transactions, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, repurchase agreements or arrangements, borrowed or loaned shares and so-called “stock borrowing” agreements or arrangements) that have been entered into by, or on behalf of, such Noticing Party or any Stockholder Associated Person, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the price of any securities of the Corporation, or maintain, increase or decrease the voting power of such Noticing Party or any Stockholder Associated Person with respect to securities of the Corporation, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation and without regard to whether such agreement, arrangement or understanding is required to be reported on a Schedule 13D, 13F or 13G in accordance with the Exchange Act (any of the foregoing, a “Derivative Instrument”);

(E) any substantial interest, direct or indirect (including any existing or prospective commercial, business or contractual relationship with the Corporation), by security holdings or otherwise, of such Noticing Party or any Stockholder Associated Person in the Corporation or any affiliate thereof, other than an interest arising from the ownership of Corporation securities where such Noticing Party or such Stockholder Associated Person receives no extra or special benefit not shared on a pro rata basis by all other holders of the same class or series;

(F) a complete and accurate description of all agreements, arrangements or understandings, written or oral, (I) between or among such Noticing Party and any of the Stockholder Associated Persons or (II) between or among such Noticing Party or any Stockholder Associated Person and any other person or entity (naming each such person or entity), including, without limitation, (x) any proxy, contract, arrangement, understanding or relationship pursuant to which such Noticing Party or any Stockholder Associated Person, directly or indirectly, has a right to vote any security of the Corporation (other than any revocable proxy given in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a solicitation statement filed on Schedule 14A), (y) any understanding, written or oral, that such Noticing Party or any Stockholder Associated Person may have reached with any

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stockholder of the Corporation (including the name of such stockholder) with respect to how such stockholder will vote such stockholder’s shares in the Corporation at any meeting of the Corporation’s stockholders or take other action in support of any Proposed Nominee or other business, or other action to be taken, by such Noticing Party or any Stockholder Associated Person and (z) any other agreements that would be required to be disclosed by such Noticing Party, any Stockholder Associated Person or any other person or entity pursuant to Item 5 or Item 6 of a Schedule 13D pursuant to Section 13 of the Exchange Act (regardless of whether the requirement to file a Schedule 13D is applicable to such Noticing Party, such Stockholder Associated Person or such other person or entity);

(G) any rights to dividends on the shares of the Corporation owned beneficially by such Noticing Party or any Stockholder Associated Person that are separated or separable from the underlying shares of the Corporation;

(H) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership, limited liability company or similar entity in which such Noticing Party or any Stockholder Associated Person is (I) a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership or (II) the manager, managing member or, directly or indirectly, beneficially owns an interest in the manager or managing member of such limited liability company or similar entity;

(I) any significant equity interests or any Derivative Instruments in any principal competitor of the Corporation held by such Noticing Party or any Stockholder Associated Person;

(J) any direct or indirect interest of such Noticing Party or any Stockholder Associated Person in any contract with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, without limitation, any employment agreement, collective bargaining agreement or consulting agreement);

(K) a description of any material interest of such Noticing Party or any Stockholder Associated Person in the business proposed by such Noticing Party, if any, or the election of any Proposed Nominee;

(L) a representation that (I) neither such Noticing Party nor any Stockholder Associated Person has breached any contract or other agreement, arrangement or understanding with the Corporation except as disclosed to the Corporation pursuant hereto and (II) such Noticing Party and each Stockholder Associated Person has complied, and will comply, with all applicable requirements of state law and the Exchange Act with respect to the matters set forth in this Section 1.16;

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(M) a complete an accurate description of any performance-related fees (other than an asset-based fee) to which such Noticing Party or any Stockholder Associated Person may be entitled as a result of any increase or decrease in the value of the Corporation’s securities or any Derivative Instruments, including, without limitation, any such interests held by members of such Noticing Party’s or any Stockholder Associated Person’s immediate family sharing the same household;

(N) a description of the investment strategy or objective, if any, of such Noticing Party or any Stockholder Associated Person who is not an individual;

(O) all information that would be required to be set forth in a Schedule 13D filed pursuant to Rule 13d-1(a) under the Exchange Act or an amendment pursuant to Rule 13d-2(a) under the Exchange Act if such a statement were required to be filed under the Exchange Act by such Noticing Party or any Stockholder Associated Person, or such Noticing Party’s or any Stockholder Associated Person’s associates, (regardless of whether such person or entity is actually required to file a Schedule 13D);

(P) a certification regarding whether such Noticing Party and each Stockholder Associated Person has complied with all applicable federal, state and other legal requirements in connection with such person’s acquisition of shares of capital stock or other securities of the Corporation and such person’s acts or omissions as a stockholder of the Corporation, if such person is or has been a stockholder of the Corporation; and

(Q) all other information relating to such Noticing Party or any Stockholder Associated Person, or such Noticing Party’s or any Stockholder Associated Person’s associates, that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of the business proposed by such Noticing Party, if any, or for the election of any Proposed Nominee in a contested election or otherwise pursuant to the Proxy Rules;

provided, however, that the disclosures in the foregoing subclauses (A) through (Q) shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Noticing Party solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.

(iv) a representation that such Noticing Party intends to appear in person or by proxy at the meeting to bring such business before the meeting or nominate any Proposed Nominees, as applicable, and an acknowledgment that, if such Noticing Party (or a Qualified Representative (as defined below) of such Noticing Party) does not appear to present such business or Proposed Nominees, as applicable, at such meeting, the Corporation need not present such business or Proposed Nominees for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation;

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(v) a complete and accurate description of any pending or, to such Noticing Party’s knowledge, threatened legal proceeding in which such Noticing Party or any Stockholder Associated Person is a party or participant involving the Corporation or, to such Noticing Party’s knowledge, any current or former officer, director, affiliate or associate of the Corporation;

(vi) identification of the names and addresses of other stockholders (including beneficial owners) known by such Noticing Party to support the nomination(s) or other business proposal(s) submitted by such Noticing Party and, to the extent known, the class and number of all shares of the Corporation’s capital stock owned beneficially or of record by such other stockholder(s) or other beneficial owner(s); and

(vii) a representation from such Noticing Party as to whether such Noticing Party or any Stockholder Associated Person intends or is part of a group that intends (A) to deliver a proxy statement and/or form of proxy to a number of holders of the Corporation’s voting shares reasonably believed by such Noticing Party to be sufficient to approve or adopt the business to be proposed or elect the Proposed Nominees, as applicable, (B) to solicit proxies in support of director nominees other than the Corporation’s nominees (as defined below) in accordance with Rule 14a-19 under the Exchange Act or (C) to engage in a solicitation (within the meaning of Exchange Act Rule 14a-1(l)) with respect to the nomination or other business, as applicable, and if so, the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act) in such solicitation.

(d) Additional Information. In addition to the information required pursuant to the foregoing provisions of this Section 1.16, the Corporation may require any Noticing Party to furnish such other information as the Corporation may reasonably require to determine the eligibility or suitability of a Proposed Nominee to serve as a director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such Proposed Nominee, under the listing standards of each securities exchange upon which the Corporation’s securities are listed, any applicable rules of the Securities and Exchange Commission, any publicly disclosed standards used by the Board in selecting nominees for election as a director and for determining and disclosing the independence of the Corporation’s directors, including those applicable to a director’s service on any of the committees of the Board, or the requirements of any other laws or regulations applicable to the Corporation. If requested by the Corporation, any supplemental information required under this paragraph shall be provided by a Noticing Party within ten (10) days after it has been requested by the Corporation. In addition, the Board may require any Proposed Nominee to submit to interviews with the Board or any committee thereof, and such Proposed Nominee shall make himself or herself available for any such interviews within ten (10) days following the date of any request therefor from the Board or any committee thereof.

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(e) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting (or any supplement thereto). Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (or any supplement thereto) (i) by or at the direction of the Board (or any duly authorized committee thereof) or (ii) provided that one or more directors are to be elected at such meeting pursuant to the Corporation’s notice of meeting, by any stockholder of the Corporation who (A) is a stockholder of record on the date of the giving of the notice provided for in this Section 1.16(e) through the date of such special meeting, (B) is entitled to vote at such special meeting and upon such election and (C) complies with the notice procedures set forth in this Section 1.16(e). In addition to any other applicable requirements, for director nominations to be properly brought before a special meeting by a stockholder pursuant to the foregoing clause (ii), such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, such notice must be received by the Secretary at the principal executive offices of the Corporation not earlier than the Close of Business on the one hundred twentieth (120th) day prior to such special meeting and not later than the Close of Business on the later of (x) the ninetieth (90th) day prior to such special meeting and (y) the tenth (10th) day following the day on which public disclosure of the date of the meeting is first made by the Corporation. In no event shall an adjournment, recess, postponement or rescheduling of a special meeting (or the public disclosure thereof) commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. To be in proper written form, such notice shall include all information required pursuant to Section 1.16(c) above, and such stockholder and any Proposed Nominee shall comply with Section 1.16(d) above, as if such notice were being submitted in connection with an annual meeting of stockholders.

(f) General.

(i) No person shall be eligible for election as a director of the Corporation unless the person is nominated by a stockholder in accordance with the procedures set forth in this Section 1.16 or the person is nominated by the Board, and no business shall be conducted at a meeting of stockholders of the Corporation except business brought by a stockholder in accordance with the procedures set forth in this Section 1.16 or by the Board. The number of nominees a stockholder may nominate for election at a meeting may not exceed the number of directors to be elected at such meeting, and for the avoidance of doubt, no stockholder shall be entitled to make additional or substitute nominations following the expiration of the time periods set forth in Section 1.16(b) and Section 1.16(e), as applicable. Except as otherwise provided by law, the chairperson of a meeting shall have the power and the duty to determine whether a nomination or any business proposed to be brought before the meeting has been made in accordance with the procedures set forth in these Bylaws, and, if the chairperson of the meeting determines that any proposed nomination or business was not properly brought before the meeting, the chairperson shall declare to the meeting that such nomination shall be disregarded or such business shall not be transacted, and no vote shall be taken with respect to such nomination or proposed business, in each case, notwithstanding that proxies with respect to such vote may have been received by the Corporation. Notwithstanding the foregoing provisions of this Section 1.16, unless otherwise required by law, if the Noticing Party (or a Qualified Representative of the Noticing Party) proposing a nominee for director or business to be conducted at a meeting does not

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appear at the meeting of stockholders of the Corporation to present such nomination or propose such business, such proposed nomination shall be disregarded or such proposed business shall not be transacted, as applicable, and no vote shall be taken with respect to such nomination or proposed business, notwithstanding that proxies with respect to such vote may have been received by the Corporation.

(ii) A Noticing Party shall update such Noticing Party’s notice provided under the foregoing provisions of this Section 1.16, if necessary, such that the information provided or required to be provided in such notice shall be true and correct (A) as of the record date for determining the stockholders entitled to receive notice of the meeting and (B) as of the date that is ten (10) business days prior to the meeting (or any postponement, rescheduling or adjournment thereof), and such update shall (I) be received by the Secretary at the principal executive offices of the Corporation (x) not later than the Close of Business five (5) business days after the record date for determining the stockholders entitled to receive notice of such meeting (in the case of an update required to be made under clause (A)) and (y) not later than the Close of Business seven (7) business days prior to the date for the meeting or, if practicable, any postponement, rescheduling or adjournment thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been postponed, rescheduled or adjourned) (in the case of an update required to be made pursuant to clause (B)), (II) be made only to the extent that information has changed since such Noticing Party’s prior submission and (III) clearly identify the information that has changed since such Noticing Party’s prior submission. For the avoidance of doubt, any information provided pursuant to this Section 1.16(f)(ii) shall not be deemed to cure any deficiencies in a notice previously delivered pursuant to this Section 1.16 and shall not extend the time period for the delivery of notice pursuant to this Section 1.16. If a Noticing Party fails to provide such written update within such period, the information as to which such written update relates may be deemed not to have been provided in accordance with this Section 1.16.

(iii) If any information submitted pursuant to this Section 1.16 by any Noticing Party proposing individuals to nominate for election or reelection as a director or business for consideration at a stockholder meeting shall be inaccurate in any material respect, such information shall be deemed not to have been provided in accordance with this Section 1.16. Any such Noticing Party shall notify the Secretary in writing at the principal executive offices of the Corporation of any inaccuracy or change in any information submitted pursuant to this Section 1.16 (including if any Noticing Party or any Stockholder Associated Person no longer intends to solicit proxies in accordance with the representation made pursuant to Section 1.16(c)(vii)(B)) within two (2) business days after becoming aware of such inaccuracy or change, and any such notification shall (I) be made only to the extent that any information submitted pursuant to this Section 1.16 has changed since such Noticing Party’s prior submission and (II) clearly identify the information that has changed since such Noticing Party’s prior submission. Upon written request of the Secretary on behalf of the Board (or a duly authorized committee thereof), any such Noticing Party shall provide, within seven (7) business days after delivery of such request (or such other period as may be specified in such request), (A) written verification, reasonably satisfactory to the Board, any committee thereof or any authorized officer of the Corporation, to demonstrate the accuracy of any information

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submitted by such Noticing Party pursuant to this Section 1.16 and (B) a written affirmation of any information submitted by such Noticing Party pursuant to this Section 1.16 as of an earlier date. If a Noticing Party fails to provide such written verification or affirmation within such period, the information as to which written verification or affirmation was requested may be deemed not to have been provided in accordance with this Section 1.16.

(iv) If (A) any Noticing Party or any Stockholder Associated Person provides notice pursuant to Rule 14a-19(b) under the Exchange Act and (B) such Noticing Party or Stockholder Associated Person subsequently either (x) notifies the Corporation that such Noticing Party or Stockholder Associated Person no longer intends to solicit proxies in support of director nominees other than the Corporation’s nominees in accordance with Rule 14a-19 under the Exchange Act or (y) fails to comply with the requirements of Rule 14a-19(a)(2) or Rule 14(a)(3) under the Exchange Act, then the Corporation shall disregard any proxies or votes solicited for the Proposed Nominees proposed by such Noticing Party. Upon request by the Corporation, if any Noticing Party or any Stockholder Associated Person provides notice pursuant to Rule 14a-19(b) under the Exchange Act, such Noticing Party shall deliver to the Secretary, no later than five business days prior to the applicable meeting date, reasonable evidence that the requirements of Rule 14a-19(a)(3) under the Exchange Act have been satisfied.

(v) In addition to complying with the foregoing provisions of this Section 1.16, a stockholder shall also comply with all applicable requirements of state law and the Exchange Act with respect to the matters set forth in this Section 1.16. Nothing in this Section 1.16 shall be deemed to affect any rights of (A) stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act, (B) stockholders to request inclusion of nominees in the Corporation’s proxy statement pursuant to the Proxy Rules or (C) the holders of any series of preferred stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

(vi) For purposes of these Bylaws, (A) “affiliate” and “associate” each shall have the respective meanings set forth in Rule 12b-2 under the Exchange Act; (B) “beneficial owner” or “beneficially owned” shall have the meaning set forth for such terms in Section 13(d) of the Exchange Act; (C) “Close of Business” shall mean 5:00 p.m. Eastern Time on any calendar day, whether or not the day is a business day; (D) “Corporation’s nominee(s)” shall mean any person(s) nominated by or at the direction of the Board; (E) “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act; (F) a “Qualified Representative” of a Noticing Party means (I) a duly authorized officer, manager or partner of such Noticing Party or (II) a person authorized by a writing executed by such Noticing Party (or a reliable reproduction or electronic transmission of the writing) delivered by such Noticing Party to the Corporation prior to the making of any nomination or proposal at a stockholder meeting stating that such person is authorized to act for such Noticing Party as proxy at the meeting of stockholders, which writing or electronic transmission, or a reliable reproduction of the

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writing or electronic transmission, must be produced at the meeting of stockholders; and (G) “Stockholder Associated Person” shall mean, with respect to a Noticing Party, (I) any person directly or indirectly controlling, controlled by, under common control with such Noticing Party, (II) any member of the immediate family of such Noticing Party sharing the same household, (III) any person who is a member of a “group” (as such term is used in Rule 13d-5 under the Exchange Act (or any successor provision at law)) with, or is otherwise known by such Noticing Party or other Stockholder Associated Person to be acting in concert with, such Noticing Party or any other Stockholder Associated Person with respect to the stock of the Corporation, (IV) any beneficial owner of shares of stock of the Corporation owned of record by such Noticing Party or any other Stockholder Associated Person (other than a stockholder that is a depositary), (V) any affiliate or associate of such Noticing Party or any other Stockholder Associated Person, (VI) any participant (as defined in paragraphs 1.16(a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such Noticing Party or any other Stockholder Associated Person with respect to any proposed business or nominations, as applicable, and (VII) any Proposed Nominee.

ARTICLE II

DIRECTORS

Section 2.1. Number. Subject to the Certificate of Incorporation and to the rights of holders of any series of preferred stock with respect to the election of directors, if any, the number of directors that shall constitute the entire Board shall be fixed from time to time exclusively pursuant to a resolution adopted by the Board and which initially shall be, upon filing of the Certificate of Incorporation, set at nine (9) directors. Notwithstanding any provision to the contrary in these Bylaws, at no time shall the number of Non-Citizens (as defined in Section 5.2 below) who hold office as a director exceed the limitations provided under Section 40102(a)(15) of Title 49 of the United States Code (which, as of the effective date of these Bylaws and for informational purposes only, is one-third (1/3) of the total number of directors then holding office).

Section 2.2. Duties and Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate of Incorporation required to be exercised or done by the stockholders.

Section 2.3. Meetings. The Board may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board may be held at such time and at such place as may from time to time be determined by the Board. Special meetings of the Board may be called by the Chairperson of the Board (if there be one), the Chief Executive Officer or the Board and shall be held at such place, on such date and at such time as he, she or it shall specify.

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Section 2.4. Notice. Notice of any meeting of the Board stating the place, date and time of the meeting shall be given to each director by mail posted not less than five (5) days before the date of the meeting, by nationally recognized overnight courier deposited not less than three (3) days before the date of the meeting or by email, facsimile or other means of electronic transmission delivered or sent not less than twenty-four (24) hours before the date and time of the meeting, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances. If mailed or sent by overnight courier, such notice shall be deemed to be given at the time when it is deposited in the United States mail with first class postage prepaid or deposited with the overnight courier. Notice by facsimile or other electronic transmission shall be deemed given when the notice is transmitted. Any director may waive notice of any meeting before or after the meeting. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where the director attends the meeting for the express purpose of objecting, and does so object, at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in any notice of such meeting unless so required by law. A meeting may be held at any time without notice if all of the directors are present or if those not present waive notice of the meeting in accordance with Section 6.6 of these Bylaws.

Section 2.5. Chairperson of the Board. The Chairperson of the Board shall be chosen from among the directors and may be the Chief Executive Officer. Except as otherwise provided by law, the Certificate of Incorporation or Section 2.6 or Section 2.7 of these Bylaws, the Chairperson of the Board shall preside at all meetings of stockholders and of the Board. The Chairperson of the Board shall have such other powers and duties as may from time to time be assigned by the Board.

Section 2.6. Lead Director. The Board may include a Lead Director. The Lead Director shall be one of the directors who has been determined by the Board to be an “independent director” (any such director, an “Independent Director”). The Lead Director shall preside at all meetings of the Board at which the Chairperson of the Board is not present, preside over the executive sessions of the Independent Directors, serve as a liaison between the Chairperson of the Board and the Board and have such other responsibilities, and perform such duties, as may from time to time be assigned to him or her by the Board. The Lead Director shall be elected by a majority of the Independent Directors.

Section 2.7. Organization. At each meeting of the Board, the Chairperson of the Board, or, in the Chairperson’s absence, the Lead Director, or, in the Lead Director’s absence, a director chosen by a majority of the directors present, shall act as chairperson. The Secretary shall act as secretary at each meeting of the Board. In case the Secretary shall be absent from any meeting of the Board, an assistant secretary shall perform the duties of secretary at such meeting, and in the absence from any such meeting of the Secretary and all assistant secretaries, the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8. Resignations and Removals of Directors. Any director of the Corporation may resign at any time, by giving notice in writing or by electronic transmission to the Chairperson of the Board, the Chief Executive Officer or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the occurrence of some other event, and, unless otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective. Subject to the rights of holders of any series of preferred stock with respect to the election of directors and to the rights of the BTO Stockholders (as defined in the Stockholders Agreement, dated as of [•], 2022 (as the same may

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be amended, supplemented, restated or otherwise modified from time to time, the “Stockholders Agreement”), by and among the Corporation, the BTO Stockholders and the other stockholders of the Corporation named therein) pursuant to the terms of the Stockholders Agreement with respect to the removal of any BTO Stockholder designee director, a director may be removed from office by the stockholders of the Corporation only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Section 2.9. Quorum. At all meetings of the Board, a majority of directors constituting the Board shall constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board. If a quorum shall not be present at any meeting of the Board, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.

Section 2.10. Actions of the Board by Written Consent. Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all the members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission are filed with the minutes of proceedings of the Board or committee.

Section 2.11. Telephonic Meetings. Members of the Board, or any committee thereof, may participate in a meeting of the Board or such committee by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear and speak with each other, and participation in a meeting pursuant to this Section 2.11 shall constitute presence in person at such meeting.

Section 2.12. Committees. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation and, to the extent permitted by law, to have and exercise such authority as may be provided for in the resolutions creating such committee, as such resolutions may be amended from time to time. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any absent or disqualified member. Each committee shall keep regular minutes and report to the Board when required. A majority of any committee may determine its action and fix the time and place of its meetings, unless the Board shall otherwise provide. The Board shall have the power at any time to fill vacancies in, to change the membership of or to dissolve any such committee.

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Section 2.13. Compensation. The Board shall have the authority to fix the compensation of directors. The directors shall be paid their reasonable expenses, if any, of attendance at each meeting of the Board or any committee thereof and may be paid a fixed sum for attendance at each such meeting and an annual retainer or salary for service as director or committee member, payable in cash or securities. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Directors who are full-time employees of the Corporation shall not receive any compensation for their service as director.

Section 2.14. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of the Corporation’s directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof that authorizes the contract or transaction, or solely because any such director’s or officer’s vote is counted for such purpose if: (a) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (b) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee that authorizes the contract or transaction.

ARTICLE III

OFFICERS

Section 3.1. General. The officers of the Corporation shall be chosen by the Board and shall be a Chief Executive Officer, a President, a Chief Financial Officer, a Secretary and a Treasurer. The Board, in its discretion, may also choose one or more Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, Assistant Secretaries, Assistant Treasurers and such other officers as the Board from time to time may deem appropriate. Any two or more offices may be held by the same person. The officers of the Corporation need not be stockholders of the Corporation.

Section 3.2. Election; Term. The Board shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board, and each officer of the Corporation shall hold office until such officer’s successor is elected and qualified, or until such officer’s earlier death, resignation or removal. Any officer may be removed at any time by the Board. Any officer may resign upon notice given in writing or electronic transmission to the Chief Executive Officer or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the occurrence of some other event. Any vacancy occurring in any office of the Corporation shall be filled in the manner prescribed in this Article III for the regular election to such office.

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Section 3.3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chief Executive Officer, the Secretary or any other officer authorized to do so by the Board, and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board may, by resolution, from time to time confer like powers upon any other person or persons.

Section 3.4. Chief Executive Officer. The Chief Executive Officer shall, subject to the control of the Board, have general supervision over the business of the Corporation and shall direct the affairs and policies of the Corporation. The Chief Executive Officer may also serve as Chairperson of the Board and may also serve as President, if so elected by the Board. The Chief Executive Officer shall also perform such other duties and may exercise such other powers as may from time to time be assigned to such officer by these Bylaws or by the Board.

Section 3.5. President. The President shall act in a general executive capacity and shall assist the Chief Executive Officer in the administration and operation of the Corporation’s business and general supervision of its policies and affairs. The President shall, in the absence of or because of the inability to act of the Chief Executive Officer, perform all duties of the Chief Executive Officer. The President shall also perform such other duties and may exercise such other powers as may from time to time be assigned to such officer by these Bylaws, the Board or the Chief Executive Officer. At all times, the President of the Corporation shall be a “citizen of the United States” as defined in Section 40102(a)(15) of Title 49 of the United States Code.

Section 3.6. Chief Financial Officer. The Chief Financial Officer shall be the principal financial officer of the Corporation. The Chief Financial Officer shall also perform such other duties and may exercise such other powers as may from time to time be assigned to such officer by these Bylaws, the Board or the Chief Executive Officer.

Section 3.7. Executive Vice Presidents, Senior Vice Presidents and Vice Presidents. The Executive Vice Presidents (if any), Senior Vice Presidents (if any) and such other Vice Presidents as shall have been chosen by the Board shall have such powers and shall perform such duties as shall be assigned to them by the Board or the Chief Executive Officer.

Section 3.8. Secretary. The Secretary shall give the requisite notice of meetings of stockholders and directors and shall record the proceedings of such meetings, shall have custody of the seal of the Corporation and shall affix it or cause it to be affixed to such instruments as require the seal and attest it and, besides the Secretary’s powers and duties prescribed by law, shall have such other powers and perform such other duties as shall at any time be assigned to such officer by the Board or the Chief Executive Officer.

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Section 3.9. Treasurer. The Treasurer shall exercise general supervision over the receipt, custody and disbursement of corporate funds. The Treasurer shall cause the funds of the Corporation to be deposited in such banks as may be authorized by the Board or in such banks as may be designated as depositaries in the manner provided by resolution of the Board. The Treasurer shall have such other powers and perform such other duties as shall at any time be assigned to such officer by the Board or the Chief Executive Officer.

Section 3.10. Assistant Secretaries. Assistant Secretaries, if there be any, shall assist the Secretary in the discharge of the Secretary’s duties, shall have such powers and perform such other duties as shall at any time be assigned to them by the Board and, in the absence or disability of the Secretary, shall perform the duties of the Secretary’s office, subject to the control of the Board or the Chief Executive Officer.

Section 3.11. Assistant Treasurers. Assistant Treasurers, if there be any, shall assist the Treasurer in the discharge of the Treasurer’s duties, shall have such powers and perform such other duties as shall at any time be assigned to them by the Board and, in the absence or disability of the Treasurer, shall perform the duties of the Treasurer’s office, subject to the control of the Board or the Chief Executive Officer.

Section 3.12. Other Officers. Such other officers as the Board may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board. The Board may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

Section 3.13. Limitation on Non-Citizens as Officers. Notwithstanding any provision to the contrary in these Bylaws, at no time shall the number of Non-Citizens (as defined in Section 5.2 below) who serve as officers of the Corporation exceed the limitations provided under Section 40102(a)(15) of Title 49 of the United States Code (which, as of the effective date of these Bylaws and for informational purposes only, is one-third (1/3) of the total number of officers then holding office).

ARTICLE IV

STOCK

Section 4.1. Uncertificated Shares. Unless otherwise provided by resolution of the Board, each class or series of shares of the Corporation’s capital stock shall be issued in uncertificated form pursuant to the customary arrangements for issuing shares in such form. Shares shall be transferable only on the books of the Corporation by the holder thereof in person or by attorney upon presentment of proper evidence of succession, assignation or authority to transfer in accordance with the customary procedures for transferring shares in uncertificated form.

Section 4.2. Record Date. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be the close of business on the day on which the Board adopts the resolution relating thereto.

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Section 4.3. Record Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

Section 4.4. Transfer and Registry Agents. The Corporation may from time to time maintain one or more transfer offices or agencies and registry offices or agencies at such place or places as may be determined from time to time by the Board.

ARTICLE V

LIMITATIONS ON OWNERSHIP BY NON-CITIZENS

Section 5.1. Equity Securities. All (a) capital stock of, or other equity interests in, the Corporation, (b) securities convertible into or exchangeable for shares of capital stock, voting securities or other equity interests in the Corporation, or (c) options, warrants or other rights to acquire the securities described in clauses (a) and (b), whether fixed or contingent, matured or unmatured, contractual, legal, equitable or otherwise (collectively, “Equity Securities”) shall be subject to the limitations set forth in this Article V.

Section 5.2. Non-Citizen Voting and Ownership Limitations. It is the policy of the Corporation that, consistent with the requirements of Subtitle VII of Title 49 of the United States Code, as amended, or as the same may be amended from time to time (“Aviation Act”), that persons or entities who are not “citizens of the United States” (as defined in Section 40102(a)(15) of the Aviation Act, in any similar legislation of the United States enacted in substitution or replacement thereof, and as interpreted by the Department of Transportation, its predecessors and successors, from time to time), including any agent, trustee or representative of such persons or entities (each, a “Non-Citizen”), shall not be entitled to own (beneficially or of record) and/or control more than (a) 24.9% of the aggregate votes of all outstanding Voting Securities (as defined below) of the Corporation (the “Voting Limitation Percentage”) or (b) 49.0% of the aggregate number of outstanding Equity Securities of the Corporation (the “Outstanding Share Limitation Percentage”); provided, however, in no event shall Non-Citizens who are resident of a country that is not party to an “open skies” agreement with the United States (the “NOS Non-Citizens”) be entitled to own (beneficially or of record) and/or control more than 24.9% of the aggregate number of outstanding Equity Securities of the Corporation (the “NOS Limitation Percentage” and, together with the Outstanding Share Limitation Percentage, the “Absolute Cap Amount”). If Non-Citizens nevertheless at any time own and/or control more than the Voting Limitation Percentage, the voting rights of the Equity Securities in excess of the Voting Limitation Percentage shall be automatically suspended in accordance with Section 5.3 below. Further, if at any time a transfer or issuance of Equity Securities to a Non-Citizen would result in Non-Citizens owning more than the Outstanding Share Limitation Percentage, such transfer or issuance shall be void and of no effect, in accordance with Section 5.3 below. “Voting Securities” means (a) shares of common stock of the Corporation and (b) any shares of preferred stock of the Corporation that are permitted by their terms to vote together with the Corporation’s common stock or to vote as a separate class or series with respect to the election of the Corporation’s directors.

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Section 5.3. Foreign Stock Record.

(a) The Corporation or any transfer agent (on behalf of the Corporation) shall maintain a separate stock record, designated the “Foreign Stock Record” for the registration of Equity Securities held by Non-Citizens. It is the duty of each stockholder who is a Non-Citizen to register his, her or its Equity Securities on the Foreign Stock Record. The beneficial ownership of Equity Securities by Non-Citizens shall be determined in conformity with regulations prescribed by the Board. Only Equity Securities that have been issued and outstanding may be registered in the Foreign Stock Record. The Foreign Stock Record shall include (i) the name and nationality of each Non-Citizen owning Equity Securities, (ii) the number of Equity Securities owned by each such Non-Citizen and (iii) the date of registration of such Equity Securities in the Foreign Stock Record.

(b) In no event shall Equity Securities owned (beneficially or of record) by Non-Citizens representing more than the Voting Limitation Percentage be voted. In the event that Non-Citizens shall own (beneficially or of record) or have voting control over any Equity Securities, the voting rights of such persons shall be subject to automatic suspension to the extent required to ensure that the Corporation is in compliance with applicable provisions of law and regulations relating to ownership or control of a United States air carrier. Voting rights of Equity Securities owned (beneficially or of record) by Non-Citizens shall be suspended in reverse chronological order based upon the date of registration in the Foreign Stock Record.

(c) In the event any transfer of issuance of Equity Securities to a Non-Citizen would result in Non-Citizens owning (beneficially or of record) more than the Absolute Cap Amount, such transfer or issuance shall be void and of no effect and shall not be recorded in the Foreign Stock Record of the stock records of the Corporation. In the event that the Corporation shall determine that the Equity Securities registered on the Foreign Stock Record or otherwise registered on the stock records of the Corporation and owned (beneficially or of record) by Non-Citizens, taken together (without duplication), exceed the Absolute Cap Amount, such number of Equity Securities shall be removed from the Foreign Stock Record and the stock records of the Corporation, as applicable, in reverse chronological order based on the date of registration in the Foreign Stock Record and the stock records of the Corporation, as applicable, and any transfer or issuance that resulted in such event shall be deemed void and of no effect, such that the Foreign Stock Record and the stock records of the Corporation, as applicable, reflect the ownership of Equity Securities without giving effect to any transfer or issuance that caused the Corporation to exceed the Absolute Cap Amount until the aggregate number of Equity Securities registered in the Foreign Stock Record or otherwise registered to Non-Citizens is equal to the Voting Limitation Percentage or the NOS Limitation Percentage, as applicable.

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Section 5.4. Registration of Equity Securities. Registry of the ownership of Equity Securities by Non-Citizens shall be effected by written notice to, and in the form specified from time to time by, the Secretary of the Corporation. Subject to the limitations set forth in Section 5.3, the order in which such Equity Securities shall be registered on the Foreign Stock Record shall be chronological, based on the date the Corporation received notice to so register such Equity Securities; provided, that any Non-Citizen who purchases or otherwise acquires Equity Securities that are registered on the Foreign Stock Record and who registers such Equity Securities in its own name within 30 days of such acquisition will assume the position of the seller of such Equity Securities in the chronological order of Equity Securities registered on the Foreign Stock Record.

Section 5.5. Certification of Equity Securities.

(a) The Corporation may by notice in writing (which may be included in the form or proxy or ballot distributed by stockholders in connection with the annual meeting or any special meeting of the stockholders of the Corporation, or otherwise) require a person that is a holder of record of Equity Securities or that the Corporation knows to have, or has a reasonable cause to believe has beneficial ownership of Equity Securities to certify in such manner that as the Corporation shall deem appropriate (including by way of execution of any form of proxy or ballot of such person) that, to the knowledge of such person:

(1)	all Equity Securities as to which such person has record ownership or beneficial ownership are owned and controlled only by citizens of the United States; or

(2)	the number of Equity Securities of record or beneficially owned by such person that are owned and/or controlled by Non-Citizens is as set forth in such certificate.

(b) With respect to any Equity Securities identified in clause 5.5(a)(2) above, the Corporation may require such person to provide such further information as the Corporation may reasonably require in order to implement the provisions of this Article V.

ARTICLE VI

MISCELLANEOUS

Section 6.1. Contracts. The Board may authorize any officer or officers or any agent or agents to enter into any contract or execute and deliver any instrument or other document in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 6.2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board may from time to time designate.

Section 6.3. Fiscal Year. The fiscal year of the Corporation shall end on the 31st day of December in each year or on such other day as may be fixed from time to time by resolution of the Board.

Section 6.4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware.” The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

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Section 6.5. Offices. The Corporation shall maintain a registered office inside the State of Delaware and may also have other offices outside or inside the State of Delaware. The books of the Corporation may be kept (subject to any applicable law) outside the State of Delaware at the principal executive offices of the Corporation or at such other place or places as may be designated from time to time by the Board.

Section 6.6. Waiver of Notice. Whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of the DGCL or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice, or a waiver by electronic transmission by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders or any regular or special meeting of the Board or committee thereof need be specified in any waiver of notice of such meeting unless so required by law.

ARTICLE VII

AMENDMENTS

Subject to Section 8.5 below, these Bylaws may be adopted, amended, altered or repealed by the Board or by the stockholders of the Corporation by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE VIII

EMERGENCY BYLAWS

Section 8.1. Emergency Bylaws. This Article VIII shall be operative during any emergency, disaster or catastrophe, as referred to in Section 110 of the DGCL or other similar emergency condition (including, without limitation, a pandemic), as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action (each, an “Emergency”), notwithstanding any different or conflicting provision of the preceding Sections of these Bylaws or in the Certificate of Incorporation. To the extent not inconsistent with the provisions of this Article VIII, the preceding Sections of these Bylaws and the provisions of the Certificate of Incorporation shall remain in effect during such Emergency, and upon termination of such Emergency, the provisions of this Article VIII shall cease to be operative unless and until another Emergency shall occur.

Section 8.2. Meetings; Notice. During any Emergency, a meeting of the Board or any committee thereof may be called by any member of the Board or such committee or the Chairperson of the Board, the Chief Executive Officer, the President or the Secretary of the Corporation. Notice of the place, date and time of the meeting shall be given by any available means of communication by the person calling the meeting to such of the directors or committee members and Designated Officers (as defined below) as, in the judgment of the person calling the meeting, it may be feasible to reach. Such notice shall be given at such time in advance of the meeting as, in the judgment of the person calling the meeting, circumstances permit.

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Section 8.3. Quorum. At any meeting of the Board called in accordance with Section 8.2 above, the presence or participation of one director shall constitute a quorum for the transaction of business, and at any meeting of any committee of the Board called in accordance with Section 8.2 above, the presence or participation of one committee member shall constitute a quorum for the transaction of business. In the event that no directors are able to attend a meeting of the Board or any committee thereof, then the Designated Officers in attendance shall serve as directors, or committee members, as the case may be, for the meeting, without any additional quorum requirement and will have full powers to act as directors, or committee members, as the case may be, of the Corporation.

Section 8.4. Liability. No officer, director or employee of the Corporation acting in accordance with the provisions of this Article VIII shall be liable except for willful misconduct.

Section 8.5. Amendments. At any meeting called in accordance with Section 8.2 above, the Board, or any committee thereof, as the case may be, may modify, amend or add to the provisions of this Article VIII as it deems it to be in the best interests of the Corporation so as to make any provision that may be practical or necessary for the circumstances of the Emergency.

Section 8.6. Repeal or Change. The provisions of this Article VIII shall be subject to repeal or change by further action of the Board or by action of the stockholders, but no such repeal or change shall modify the provisions of Section 8.4 above with regard to action taken prior to the time of such repeal or change.

Section 8.7. Definitions. For purposes of this Article VIII, the term “Designated Officer” means an officer identified on a numbered list of officers of the Corporation who shall be deemed to be, in the order in which they appear on the list up until a quorum is obtained, directors of the Corporation, or members of a committee of the Board, as the case may be, for purposes of obtaining a quorum during an Emergency, if a quorum of directors or committee members, as the case may be, cannot otherwise be obtained during such Emergency, which officers have been designated by the Board from time to time but in any event prior to such time or times as an Emergency may have occurred.

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Adopted as of: [•], 2022

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EXHIBIT C

FORM OF REGISTRATION RIGHTS AGREEMENT

EXHIBIT C

FORM OF

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2022, is made and entered into by and among Bridger Aerospace Group Holdings, Inc. (f/k/a Wildfire New PubCo, Inc.), a Delaware corporation (the “Company”), JCIC Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), the undersigned parties listed under Existing Holders on the signature page hereto (each such party, together with the Sponsor and any person or entity deemed an “Existing Holder” , an “Existing Holder” and collectively the “Existing Holders”) and the undersigned parties listed under New Holders on the signature page hereto (each such party, together with any person or entity deemed a “New Holder1” who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “New Holder” and collectively the “New Holders”). Capitalized terms used but not otherwise defined in this Agreement shall have the meaning ascribed to such term in the Merger Agreement (as defined below).

RECITALS

WHEREAS, Jack Creek Investment Corp. (“SPAC”), a Cayman Islands exempted company, and the Existing Holders are party to that certain Registration Rights Agreement, dated January 26, 2021 (the “Existing Registration Rights Agreement”), pursuant to which SPAC granted the Existing Holders certain registration rights with respect to certain securities of SPAC;

WHEREAS, SPAC has entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 3, 2022, by and among SPAC, the Company, Bridger Aerospace Group Holdings, LLC, a Delaware limited liability company, Wildfire Merger Sub I, Inc., a Delaware corporation, Wildfire Merger Sub II, Inc., a Delaware corporation, Wildfire Merger Sub III, LLC, a Delaware limited liability company, Wildfire GP Sub IV, LLC, a Delaware limited liability company, and BTOF (Grannus Feeder) – NQ L.P., a Delaware limited partnership;

WHEREAS, pursuant to the transactions contemplated by the Merger Agreement (the “Transactions”) and subject to the terms and conditions set forth therein, the New Holders will receive shares of common stock, par value $0.0001 per share, of the Company (“Company Stock”), upon the closing (the “Closing”) of the Transactions;

WHEREAS, SPAC and the Sponsor have entered into that certain Securities Subscription Agreement, dated as of August 24, 2020, pursuant to which the Sponsor purchased an aggregate of 8,625,000 Class B ordinary shares of the SPAC (the “Founder Shares”), par value $0.0001 per share, and the Sponsor subsequently transferred an aggregate of 75,000 Founder Shares to certain members of the board of directors of SPAC;

WHEREAS, SPAC, the Sponsor, the Company and the Existing Holders have entered into that certain Sponsor Agreement (the “Sponsor Agreement”), dated as of August 3, 2022, wherein the Sponsor and the Existing Holders agreed, in connection with the Closing, to surrender and forfeit to SPAC certain Founder Shares under certain circumstances and to subject the Founder Shares held by the Sponsor to certain vesting requirements, in accordance with the terms of the Sponsor Agreement;

WHEREAS, in connection with the Closing and pursuant to the terms and conditions of the Merger Agreement, the Company has agreed to assume the Sponsor Private Placement Warrants (as defined below), such that the right of the holders of the Sponsor Private Placement Warrants to purchase Class A ordinary shares of SPAC thereunder shall be substituted with the right of such holders to acquire the same number of shares of Company Stock;

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Note to Draft: “New Holders” to include all Company equityholders who execute Company Written Consent (including Blackstone Holders) and all executive officers, directors, and other 5% or greater equityholders of the Company (as determined as of immediately prior to Closing). Any Company equityholder who signs the Company Written Consent and who is not an executive officer, director or 5%+ equityholder of the Company (as determined as of immediately prior to Closing) will be a “New Holder,” but not subject to the New Holder Lock-Up Period.

WHEREAS, pursuant to Section 6.8 of the Existing Registration Rights Agreement, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of SPAC and the Existing Holders of a majority-in-interest of the “Registrable Securities” (as such term was defined in the Existing Registration Rights Agreement) at the time in question; and

WHEREAS, the Company, SPAC and all of the Existing Holders desire to amend and restate the Existing Registration Rights Agreement in order to provide the Existing Holders and the New Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board and the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) making such information public would materially interfere with a bona fide business, acquisition or divestiture or financing transaction of the Company or is reasonably likely to require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential.

“Agreement” shall have the meaning given in the Preamble.

“Blackstone Entities” means (a) Blackstone Inc. or any Affiliate thereof, or (b) any entity, investment vehicle, account or fund that is directly or indirectly owned, managed or controlled by or under common control or ownership with Blackstone Inc. or any Affiliate thereof (including Blackstone Tactical Opportunities Advisors L.L.C.).

“Blackstone Holders” shall mean [BTO Grannus Holdings C L.P., Blackstone Tactical Opportunities Associates – NQ L.L.C., BTO Grannus Holdings III – NQ LLC, Blackstone Tactical Opportunities Fund – FD L.P., and Blackstone Family Tactical Opportunities Investment Partnership III – NQ – ESC L.P.]

“Blackstone Holder Lock-Up Period” shall mean, with respect to the Company Stock held by the Blackstone Holders, the period from the date hereof until the earlier to occur of (A) six (6) months beginning on the date hereof; (B) the first date the closing price of the Company Stock exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date hereof; and (C) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s public stockholders having the right to exchange their Company Stock for cash, securities or other property.

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“Block Trade” shall mean an offering and/or sale of Registrable Securities by any Holder in a non-marketed underwritten takedown offering taking the form of a bought deal or a block sale to a financial institution (including, without limitation, a same day trade, overnight trade or similar transaction).

“Board” shall mean the Board of Directors of the Company.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by applicable law to close.

“Closing” shall have the meaning given in the Recitals hereto.

“Commission” shall mean the United States Securities and Exchange Commission.

“Commission Guidance” shall mean (i) any publicly-available written or oral guidance of the Commission staff, or any comments, requirements or requests of the Commission staff and (ii) the Securities Act.

“Company” shall have the meaning given in the Preamble.

“Company Stock” shall have the meaning given in the Recitals hereto.

“Company Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.

“Demand Registration” shall have the meaning given in subsection 2.2.1.

“Demanding Holders” shall have the meaning given in subsection 2.2.1.

“Effectiveness Deadline” shall have the meaning given in subsection 2.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Holders” shall have the meaning in the Preamble.

“Existing Registration Rights Agreement” shall have the meaning given in the Recitals hereto.

“Form S-1 Shelf” shall have the meaning given in subsection 2.1.1.

“Form S-3 Shelf” shall have the meaning given in subsection 2.1.1.

“Founder Shares” shall have the meaning given in the Recitals hereto and shall be deemed to include the Company Stock issued upon conversion thereof and any other equity security of the Company issued or issuable with respect to any such share of Company Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization.

“Founder Shares Lock-Up Period” shall mean, with respect to the Founder Shares, the period from the date hereof until the earliest to occur of (A) one year after the date hereof; (B) the first date the closing price of the Company Stock exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date hereof; and (C) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s public stockholders having the right to exchange their Company Stock for cash, securities or other property.

“Holders” shall mean the Existing Holders and the New Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2.

“Holder Indemnified Parties” shall have the meaning given in subsection 4.1.1.

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“Insider Letters” shall mean those certain letter agreements, dated as of January 26, 2021, by and between SPAC and each of SPAC’s officers and directors and the Sponsor.

“Lock-Up Periods” shall mean the Blackstone Holder Lock-Up Period, Founder Shares Lock-Up Period, the New Holder Lock-Up Period and the Sponsor Private Placement Warrants Lock-Up Period.

“Maximum Number of Securities” shall have the meaning given in subsection 2.2.4.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of the Prospectus, in the light of the circumstances under which they were made) not misleading.

“New Holders” shall have the meaning given in the Preamble.

“New Holder Lock-Up Period” shall mean, with respect to the Company Stock held by the New Holders (other than the Blackstone Holders) or their respective Permitted Transferees, the period from the date hereof until the earliest to occur of (A) one year after the date hereof; (B) the first date the closing price of the Company Stock exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date hereof; and (C) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s public stockholders having the right to exchange their Company Stock for cash, securities or other property.

“Permitted Transferees” shall mean a person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Blackstone Holder Lock-Up Period, Founder Shares Lock-Up Period, the New Holder Lock-Up Period and the Sponsor Private Placement Warrants Lock-Up Period, as the case may be, under the Insider Letters, the Sponsor Agreement, and Section 3.6.3 of this Agreement, and to any transferee thereafter.

“Piggyback Registration” shall have the meaning given in subsection 2.3.1.

“Pro Rata” shall have the meaning given in subsection 2.2.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) shares of Company Stock issued upon the conversion of the Founder Shares in connection with the Transactions, (b) the warrants of the Company into which the Sponsor Private Placement Warrants are converted in connection with the Transactions (including the shares of Company Stock issued or issuable upon the exercise of such warrants), (c) the shares of Company Stock issued upon the conversion of the shares of SPAC held by an Existing Holder in connection with the Transactions, (d) any shares of Company Stock or any other equity security of the Company held by a New Holder as of the date hereof (including shares of Company Stock or other equity security of the Company transferred to a Permitted Transferee of a New Holder), and (e) any other equity security of the Company issued or issuable with respect to any such share of Company Stock described in the foregoing clauses (a) through (d) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; or (B) such securities shall have ceased to be outstanding; or (C) such securities are sold pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (“Rule 144”).

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“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Company Stock is then listed;

(B) Underwriter expenses (other than fees, commissions or discounts);

(C) expenses of any audits incident to or required by any such Registration;

(D) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(E) printing, messenger, telephone and delivery expenses;

(F) reasonable fees and disbursements of counsel for the Company;

(G) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(H) reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration, the majority-in-interest of Holders participating in a Piggyback Registration or the majority-in-interest of Holders participating in a Shelf Underwritten Offering, as applicable.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Removed Shares” shall have the meaning given in Section 2.6.

“Requesting Holder” shall have the meaning given in subsection 2.2.1.

“Restricted Securities” shall have the meaning given in subsection 3.6.1.

“Rule 144” shall have the meaning given in the definition of “Registrable Security.”

“Rule 415” shall have the meaning given in subsection 2.1.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.

“Shelf Underwritten Offering” shall have the meaning given in subsection 2.1.3.

“Sponsor” shall have the meaning given in the Preamble hereto.

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“Sponsor Agreement” shall have the meaning given in the Recitals hereto.

“Sponsor Private Placement Warrants” shall mean (i) the warrants of SPAC purchased by the Sponsor pursuant to that certain Private Placement Warrants Purchase Agreement between SPAC and the Sponsor, dated as of January 21, 2021, and (ii) any equity securities of the Company (including any shares of Company Stock) issued upon conversion of any outstanding loan balance in an amount up to $1,500,000 made to SPAC by the Sponsor under that certain Promissory Note, dated as of February 16, 2022, between SPAC and Sponsor, as amended by Section 10 of the Sponsor Agreement.

“Sponsor Private Placement Warrants Lock-Up Period” shall mean, with respect to the warrants of the Company substituted for Sponsor Private Placement Warrants in connection with the Transactions that are held by the initial purchasers of the Sponsor Private Placement Warrants or their respective Permitted Transferees, the period ending one year from the date hereof.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

ARTICLE II

REGISTRATIONS

2.1 Shelf Registration.

2.1.1 Initial Registration. The Company shall promptly, but in no event later than fifteen (15) Business Days after the date hereof, file a Registration Statement under the Securities Act to permit the public resale of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) (“Rule 415”) on the terms and conditions specified in this subsection 2.1.1 and shall use its reasonable best efforts to cause such Registration Statement to be declared effective as soon as reasonably practicable after the filing thereof, but in no event later than the earlier of (i) sixty (60) days following the filing deadline (or ninety (90) days after the filing deadline if the Registration Statement is reviewed by, and receives comments from, the Commission) and (ii) ten (10) Business Days after the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (the earlier of (i) and (ii), the “Effectiveness Deadline”). The Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall be a shelf registration statement on Form S-1 (a “Form S-1 Shelf”) or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this subsection 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall use its reasonable best efforts to cause a Registration Statement filed pursuant to this subsection 2.1.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. As soon as reasonably practicable following the effective date of a Registration Statement filed pursuant to this subsection 2.1.1, but in any event within two (2) Business Days of such date, the Company shall notify the Holders of the effectiveness of such Registration Statement. When effective, a Registration Statement filed pursuant to this subsection 2.1.1 (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain any Misstatement.

2.1.2 Form S-3 Shelf. If the initial Registration Statement filed by the Company pursuant to subsection 2.1.1 is a Form S-1 Shelf, upon the Company becoming eligible to register the Registrable Securities for resale by the Holders on a shelf registration statement on Form S-3 (a “Form S-3 Shelf”), the Company shall use its reasonable best efforts to amend such initial Registration Statement to a Form S-3 Shelf or file a Form S-3 Shelf in

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substitution of such initial Registration Statement and cause such Registration Statement to be declared effective as soon as promptly as practicable thereafter. If the Company files a Form S-3 Shelf and at any time thereafter the Company becomes ineligible to use Form S-3 for secondary sales, the Company shall use its reasonable best efforts to file a Form S-1 Shelf as promptly as practicable to replace the shelf registration statement that is a Form S-3 Shelf and have the Form S-1 Shelf declared effective as promptly as practicable and to cause such Form S-1 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities.

2.1.3 Shelf Takedown. At any time and from time to time following the effectiveness of the shelf registration statement required by subsection 2.1.1 or 2.1.2, any Holder or Holders (the “Shelf Demanding Holders”) may request to sell all or a portion of their Registrable Securities in an underwritten offering that is registered pursuant to such shelf registration statement, including a Block Trade (a “Shelf Underwritten Offering”), provided that such Holder(s) (a) reasonably expect aggregate gross proceeds in excess of $30,000,000 from such Shelf Underwritten Offering or (b) reasonably expects to sell all of the Registrable Securities held by such Holder in such Shelf Underwritten Offering but in no event less than $10,000,000. All requests for a Shelf Underwritten Offering shall be made by giving written notice to the Company (the “Shelf Takedown Notice”). Each Shelf Takedown Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Shelf Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Shelf Underwritten Offering. Except with respect to a Block Trade requested pursuant to Section 2.5, within five (5) Business Days after receipt of any Shelf Takedown Notice, the Company shall give written notice of such requested Shelf Underwritten Offering to all other Holders of Registrable Securities (the “Company Shelf Takedown Notice”) and, subject to reductions consistent with the Pro Rata calculations in Section 2.2.4, shall include in such Shelf Underwritten Offering all Registrable Securities with respect to which the Company has received written requests for inclusion therein (the “Shelf Requesting Holders”), within five (5) Business Days after sending the Company Shelf Takedown Notice, or, in the case of a Block Trade, as provided in Section 2.5. The Company shall enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the managing Underwriter or Underwriters selected by the initiating Holders after consultation with the Company and shall take all such other reasonable actions as are reasonably requested by the managing Underwriter or Underwriters in order to expedite or facilitate the disposition of such Registrable Securities. In connection with any Shelf Underwritten Offering contemplated by this subsection 2.1.3, subject to Section 3.3 and Article IV, the underwriting agreement into which each Holder and the Company shall enter shall contain such representations, covenants, indemnities and other rights and obligations of the Company and the selling stockholders as are customary in Underwritten Offerings of securities by the Company.

2.1.4 Holder Information Required for Participation in Registration. At least ten (10) Business Days prior to the first anticipated filing date of a Registration Statement pursuant to this Article II, the Company shall use reasonable best efforts to notify each Holder in writing of the information reasonably necessary about the Holder to include such Holder’s Registrable Securities in such Registration Statement. Notwithstanding anything else in this Agreement, the Company shall not be obligated to include such Holder’s Registrable Securities to the extent the Company has not received such information, and received any other reasonably requested agreements or certificates, on or prior to the third (3rd) Business Day prior to the first anticipated filing date of a Registration Statement pursuant to this Article II.

2.2 Demand Registration.

2.2.1 Request for Registration. Subject to the provisions of subsection 2.2.4 and subsection 2.4 hereof and provided that the Company does not have an effective Registration Statement pursuant to subsection 2.1.1 outstanding covering all the Registrable Securities, following the expiration of the applicable Lock-Up Period, either (a) the Existing Holders of at least a majority in interest of the then-outstanding number of Registrable Securities held by the Existing Holders, (b) the New Holders (other than the Blackstone Holders) of at least a majority-in-interest of the then-outstanding number of Registrable Securities held by the New Holders (other than the Blackstone Holders) or (c) the Blackstone Holders of at least a majority-in-interest of the then-outstanding number of Registrable Securities held by the Blackstone Holders (the “Demanding Holders”), in each case, may make a written demand for Registration of all or part of their Registrable Securities, which written demand shall

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describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand, a “Demand Registration”). The Company shall, within ten (10) Business Days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) Business Days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as reasonably practicable, but not more than forty-five (45) days immediately after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. Under no circumstances shall the Company be obligated to effect more than (x) an aggregate of two (2) Registrations pursuant to a Demand Registration by the Existing Holders under this subsection 2.2.1, (y) an aggregate of three (3) Registrations pursuant to a Demand Registration with respect to any or all Registrable Securities held by the New Holders (other than the Blackstone Holders) and (z) an aggregate of two (2) Registrations pursuant to a Demand Registration with respect to any or all Registrable Securities held by the Blackstone Holders; provided, however, that a Registration pursuant to a Demand Registration shall not be counted for such purposes unless a Registration Statement that may be available at such time has become effective and all of the Registrable Securities requested by the Requesting Holders and the Demanding Holders to be registered on behalf of the Requesting Holders and the Demanding Holders in such Registration Statement (subject to the provisions of subsection 2.2.4) have been sold, in accordance with Section 3.1 of this Agreement.

2.2.2 Effective Registration. Notwithstanding the provisions of subsection 2.2.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Demand Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Demand Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) such interference by any stop order or injunction of the Commission, federal or state court or any other governmental agency is resolved and a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) Business Days, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

2.2.3 Underwritten Offering. Subject to the provisions of subsection 2.2.4 and Section 2.4, if a majority-in-interest of the Demanding Holders so advise the Company as part of their written demand for a Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration, which Underwriter(s) shall be reasonably satisfactory to the Company (such consent not to be unreasonably withheld, conditioned or delayed).

2.2.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the

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Requesting Holders (if any) desire to sell, taken together with all other Company Stock or other equity securities that the Company desires to sell and the Company Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders or Shelf Demanding Holders, as applicable, (pro rata based on the respective number of Registrable Securities that each Demanding Holder or Shelf Demanding Holder, as applicable, has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders or Shelf Demanding Holders, as applicable, have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Requesting Holders or Shelf Requesting Holders, as applicable, (Pro Rata, based on the respective number of Registrable Securities that each Requesting Holder or Shelf Requesting Holder, as applicable, has so requested) exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Company Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the Company Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.2.5 Demand Registration Withdrawal. Any Demanding Holder, Shelf Demanding Holder, Requesting Holder, or Shelf Requesting Holder, pursuant to an Underwritten Registration under subsection 2.2.1 shall have the right to withdraw from a Registration pursuant to such Demand Registration or a Shelf Underwritten Offering pursuant to subsection 2.1.3 for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Registration (i) at least one (1) Business Day prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration or (ii) in the case of an Underwritten Registration pursuant to Rule 415, at least five (5) Business Days prior to the time of pricing of the applicable offering. If the Demanding Holders withdraw from a proposed Underwritten Offering relating to a Demand Registration, then such Registration shall not count as a Demand Registration provided for in this Section 2.2. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration or a Shelf Underwritten Offering prior to the withdrawal of any such Holder under this subsection 2.2.5.

2.3 Piggyback Registration.

2.3.1 Piggyback Rights. If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, pursuant to Section 2.2 hereof), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for a rights offering or an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan or (v) on Form S-4 or Form S-8 or their successor forms, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as reasonably practicable but not less than ten (10) Business Days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) Business Days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such

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Registrable Securities to be included in such Piggyback Registration and shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.3.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.3.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.3.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of Company Stock that the Company desires to sell, taken together with (i) the Company Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.3 hereof, and (iii) the Company Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the Company Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Company Stock, if any, as to which Registration has been requested or demanded pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the Company Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Company Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Company Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.3.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration (or in the case of an Underwritten Registration pursuant to Rule 415, at least two (2) Business Days prior to the time of pricing of the applicable offering). The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.3.3.

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2.3.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.3 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof or a Shelf Underwritten Offering effected under subsection 2.1.3.

2.4 Restrictions on Registration Rights. If (A) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.2.1 and it continues to actively employ, in good faith, all reasonable best efforts to cause the applicable Registration Statement to become effective; (B) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of an Underwriter(s) to firmly underwrite the offer; or (C) in the good faith judgment of the Board such Registration would be detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board, the Chief Executive Officer or the Chief Financial Officer of the Company stating that in their good faith judgment and in the good faith judgment of the Board, it would materially interfere with a bona fide business, acquisition or divestiture or financing transaction of the Company or is reasonably likely to require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential and that it is therefore essential to defer the filing of such Registration Statement. In such event, the Company shall have the right to defer such filing for a period of not more than sixty (60) days; provided, however, that the Company shall not defer its obligation in this manner more than twice in any 12-month period (the “Aggregate Blocking Period”).

2.5 Block Trades. Notwithstanding any other provision of this Article II, but subject to Sections 2.4 and 3.4, if the Holders desire to effect a Block Trade by delivering a Shelf Takedown Notice pursuant to subsection 2.1.3 or a Demand Registration pursuant to subsection 2.2.1, then such Demanding Holder(s) shall provide written notice to the Company at least five (5) Business Days prior to the proposed date such Block Trade will commence. As expeditiously as possible, the Company shall use its reasonable best efforts to facilitate such Block Trade. The Demanding Holders shall use reasonable best efforts to work with the Company and the Underwriter(s) (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Block Trade) in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade and any related due diligence and comfort procedures. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade, the Demanding Holders initiating such Block Trade shall have the right to withdraw from such Block Trade upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Block Trade. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade prior to such Demanding Holders’ withdrawal under this Section 2.5. Notwithstanding anything to the contrary in this Agreement, Section 2.3 shall not apply to a Block Trade initiated by a Demanding Holder pursuant to this Agreement. The Demanding Holder(s) initiating a Block Trade shall have the right to select the Underwriter(s) for such Block Trade (which shall consist of one or more reputable nationally recognized investment banks), which Underwriter(s) shall be reasonably satisfactory to the Company. A Holder in the aggregate may demand no more than four (4) Block Trades pursuant to this Section 2.5 in any twelve (12) month period.

2.6 Rule 415; Removal. If at any time the Commission takes the position that the offering of some or all of the Registrable Securities in a Registration Statement on Form S-3 filed pursuant to this Article II is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the Securities Act (provided, however, the Company shall be obligated to use reasonable best efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with the Commission Guidance, including without limitation, Compliance and Disclosure Interpretation 612.09) or requires a Holder to be named as an “underwriter,” the Company shall (i) promptly notify each holder of Registrable Securities thereof (or in the case of the Commission requiring a Holder to be named as an “underwriter,” the Holders) and (ii) use reasonable best efforts to persuade the Commission that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the Holders is an “underwriter.” The Holders whose Registrable Securities are subject to such position of the Commission shall have the right to select one (1) legal counsel designated by the holders of a majority of the Registrable Securities subject to such position of the Commission (at the Company’s sole cost and expense) to

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review and oversee any registration or matters pursuant to this Section 2.6, including participation in any meetings or discussions with the Commission regarding the Commission’s position and to comment on any written submission made to the Commission with respect thereto. No such written submission regarding the Holders with respect to this matter shall be made to the Commission to which the applicable Holders’ counsel reasonably objects. In the event that, despite the Company’s reasonable best efforts and compliance with the terms of this Section 2.6, the Commission refuses to alter its position, the Company shall (i) remove from such Registration Statement such portion of the Registrable Securities (the “Removed Shares”) and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the Commission may require to assure the Company’s compliance with the requirements of Rule 415; provided, however, that the Company shall not agree to name any Holder as an “underwriter” in such Registration Statement without the prior written consent of such Holder. In the event of a share removal pursuant to this Section 2.6, the Company shall give the applicable Holders at least five (5) days’ prior written notice along with the calculations as to such Holder’s allotment. Any removal of shares of the Holders pursuant to this Section 2.6 shall be allocated between the Holders on a Pro Rata basis based on the aggregate amount of Registrable Securities held by the Holders. In the event of a share removal of the Holders pursuant to this Section 2.6, the Company shall promptly register the resale of any Removed Shares pursuant to subsection 2.1.2 hereof and in no event shall the filing of such Registration Statement on Form S-1 or subsequent Registration Statement on Form S-3 filed pursuant to the terms of subsection 2.1.2 be counted as a Demand Registration hereunder. Until such time as the Company has registered all of the Removed Shares for resale pursuant to Rule 415 on an effective Registration Statement, the Company shall not be able to defer the filing of a Registration Statement pursuant to Section 2.4 hereof.

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. If the Company is required to effect the Registration of Registrable Securities pursuant to Article II hereof, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto, the Company shall, as expeditiously as reasonably practicable:

3.1.1 prepare and file with the Commission as soon as reasonably practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any majority-in-interest of the Holders with Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and each Holder of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and each Holder of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 notify the Holders whose Registrable Securities are included in a Registration Statement promptly in all events within two (2) Business Days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; and (iii) any request by the Commission for any amendment or supplement to such Registration

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Statement or any Prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such Prospectus will not contain a Misstatement, and promptly make available to the Holders whose Registrable Securities are included in such Registration Statement any such supplement or amendment;

3.1.5 prior to any public offering of Registrable Securities, use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as any Holder of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.6 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.7 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.8 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to take all actions necessary to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.9 at least three (3) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities and its counsel, including, without limitation, providing copies promptly upon receipt of any comment letters received with respect to any such Registration Statement or Prospectus;

3.1.10 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.11 permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriter(s), if any, and any attorney or accountant retained by such Holders or Underwriter(s) to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representative or Underwriter enters into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information; and provided further, the Company may not include the name of any Holder or Underwriter or any information regarding any Holder or Underwriter in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder or Underwriter and providing each such Holder or Underwriter a reasonable amount of time to review and comment on such applicable document, which comments the Company shall include unless contrary to applicable law;

3.1.12 obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter(s) may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

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3.1.13 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriter(s), if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Underwriter(s), placement agent(s) or sales agent(s) may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

3.1.14 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.15 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.16 make available for inspection by the Holders whose Registrable Securities are included in such Registration Statement, any Underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other professional retained by any Holder whose Registrable Securities are included in such Registration Statement or any Underwriter, all financial and other records, pertinent corporate documents and properties of the Company, as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any of them in connection with such Registration Statement;

3.1.17 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $30,000,000, use its reasonable best efforts to make available senior executives of the Company to participate in customary “road show” and analyst or investor presentations and such other meetings organized by the Underwriter(s) that may be reasonably requested by the Underwriter(s) in any Underwritten Offering, with all out-of-pocket costs and expenses incurred by the Company or such officers in connection with such attendance and participation to be paid by the Company; and

3.1.18 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

3.2 Registration Expenses. Except as otherwise provided herein, the Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration

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Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time possible, but in no event more than sixty (60) days, determined in good faith by the Company to be necessary for such purpose; provided, that each day of any such suspension pursuant to this Section 3.4 shall correspondingly decrease the Aggregate Blocking Period available to the Company during any twelve (12) month period pursuant to Section 2.4 hereof. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of the Company Stock held by such Holder without registration under the Securities Act within the limitation of the exemption provided by Rule 144 (to the extent such exemption is applicable to the Company), including providing any legal opinions.

3.6 Transfer Restrictions.

3.6.1 During the applicable Lock-Up Periods, no Existing Holder or New Holder shall offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or distribute any shares of Company Stock that are subject to an applicable Lock-Up Period or any securities convertible into, exercisable for, exchangeable for or that represent the right to receive shares of Company Stock that are subject to an applicable Lock-Up Period, whether now owned or hereinafter acquired, that is owned directly by such Existing Holder or New Holder (including securities held as a custodian) or with respect to which such Existing Holder or New Holder has beneficial ownership within the rules and regulations of the Commission (such securities that are subject to an applicable Lock-Up Period, the “Restricted Securities”), other than any transfer to an affiliate of an Existing Holder or New Holder or to a Permitted Transferee, as applicable. The foregoing restriction is expressly agreed to preclude each Existing Holder or New Holder, as applicable, from engaging in any hedging or other transaction with respect to Restricted Securities which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Restricted Securities even if such Restricted Securities would be disposed of by someone other than such Existing Holder or New Holder. Such prohibited hedging or other transactions include any short sale or any purchase, sale or grant of any right (including any put or call option) with respect to any of the Restricted Securities of the applicable Existing Holder or New Holder, or with respect to any security that includes, relates to, or derives any significant part of its value from such Restricted Securities.

3.6.2 Each Existing Holder and New Holder hereby represents and warrants that it now has and, except as contemplated by this subsection 3.6 for the duration of the applicable Lock-Up Period, will have good and marketable title to its Restricted Securities, free and clear of all liens, encumbrances, and claims that could impact the ability of such Existing Holder or New Holder, as applicable, to comply with the foregoing restrictions. Each Existing Holder and New Holder agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer in violation of this subsection 3.6 of any Restricted Securities during the applicable Lock-Up Period.

3.6.3 Notwithstanding the provisions set forth in subsection 3.6.1 and subsection 3.6.2, transfers of the Registrable Securities that are held by any Existing Holder, any New Holder or any of their respective Permitted Transferees are permitted to:

(a) in the case of an entity, transfer to a stockholder, partner, member or affiliate of such entity;

(b) in the case of an individual, transfer by gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;

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(c) in the case of an individual, transfer by virtue of laws of descent and distribution upon death of the individual;

(d) in the case of an individual, transfer pursuant to a qualified domestic relations order;

(e) in the case of an entity, transfer by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

(f) exercise any options or warrants to purchase Company Stock (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis);

(g) transfer to the Company to satisfy tax withholding obligations pursuant to the Company’s equity incentive plans or arrangements;

(h) transfer to the Company pursuant to any contractual arrangement in effect at the Closing that provides for the repurchase by the Company or forfeiture of the Holder’s Company Stock or other securities convertible into or exercisable or exchangeable for Company Stock in connection with the termination of the Holder’s service to the Company;

(i) enter into, at any time after the Closing, any trading plan providing for the sale of Company Stock by the Holder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any Company Stock during the applicable Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the applicable Lock-Up Period;

(j) enter into transactions in the event of completion of a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s Holders having the right to exchange their shares of Company Stock for cash, securities or other property; and

(k) in the case of the Blackstone Holders and any other Blackstone Entities, any direct or indirect sale, exchange, assignment, transfer, distribution, contribution or other disposition of the Registrable Securities (or any direct or indirect interests therein), whether in a single transaction or a series of related transactions, to any other Blackstone Entity.

each of the foregoing clauses (a) through (k) being a “Permitted Transferee”; provided, however, that in the case of each of the foregoing clauses (a) through (e) and (k), these Permitted Transferees must enter into a written agreement with the Company agreeing to be bound by the transfer restrictions herein (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the Holder and not to the immediate family of the transferee), agreeing to be bound by these transfer restrictions. For purposes of this section, “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the Holder; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act.

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ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and each person who controls such Holder (within the meaning of the Securities Act) (the “Holder Indemnified Parties”) against all losses, judgments, claims, actions, damages, liabilities and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for inclusion therein. The Company shall promptly reimburse the Holder Indemnified Parties for any legal and any other expenses reasonably incurred by such Holder Indemnified Party in connection with investigating and defending any such losses, judgments, claims, actions, damages, liabilities or expenses. The Company shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its officers, directors, agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, judgments, claims, actions, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for inclusion therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

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4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action and the benefits received by the such indemnifying party or indemnified party; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds actually received by such Holder in such offering giving rise to such liability (after payment of any underwriting fees, discounts, commissions or taxes). The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by Pro Rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third Business Day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: Bridger Aerospace Group Holdings, Inc., 90 Aviation Lane, Belgrade, MT 59714, Attention: McAndrew Rudisill, E-mail: mcandrew@bridgeraerospace.com, with a copy (which shall not constitute notice) to: Sidley Austin LLP, 1999 Avenue of the Stars, 17th Floor, Los Angeles, CA 90067, Attention: Joshua G. DuClos and Michael P. Heinz, Email: jduclos@sidley.com and mheinz@sidley.com, and, if to any Holder, at such Holder’s address or contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company and the Holders of Registrable Securities, as the case may be, hereunder may not be assigned or delegated by the Company or the Holders of Registrable Securities, as the case may be, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound as a Holder by equivalent transfer restrictions as such Registrable Securities were subject to prior to such assignment or delegation as set forth in this Agreement.

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5.2.2 Prior to the expiration of the Founder Shares Lock-Up Period, the New Holder Lock-Up Period, the Blackstone Holder Lock-Up Period or the Sponsor Private Placement Warrants Lock-Up Period, as the case may be, no Holder who is subject to any such lock-up period may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, in violation of the applicable lock-up period, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound as a Holder by equivalent transfer restrictions as such Registrable Securities were subject to prior to such assignment or delegation as set forth in this Agreement.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile, electronic signature or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (I) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION (II) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.

5.5 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that affects either of (x) the Existing Holders as a group, (y) the Blackstone Holders as a group or (z) the New Holders (other than the Blackstone Holders) as a group, respectively, in a manner that is materially adversely different from any other Holders, as applicable, shall require the prior written consent of (1) a majority-in-interest of the Registrable Securities held by such Existing Holders, (2) a majority-in-interest of the Registrable Securities held by the Blackstone Holders, or (3) a majority-in-interest of the Registrable Securities held by such New Holders (other than the Blackstone Holders), as applicable, prior to entering into such amendment or waiver; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof that affects one Holder or group of affiliated Holders, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially adversely different from the other Holders (in such capacity) shall require the consent of the Holder or group of affiliated Holders so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

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5.6 Remedies Cumulative. In the event that the Company fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the Holders may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

5.7 Other Registration Rights. The Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail. From and after the date of this Agreement, the Company shall not, without the approval of the Holders of a majority-in-interest of the Registrable Securities, enter into any agreement with any holder or prospective holder of any Registrable Securities that would grant such holder or prospective holder any registration rights more favorable in any material respect than those rights granted pursuant to this Agreement.

5.8 Term. This Agreement shall terminate upon the earlier of (i) the tenth anniversary of the date of this Agreement and (ii) the date as of which all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)), and shall be of no further force or effect with respect to any party (other than the Company) when such party no longer holds Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

5.9 Legend Removal. If a Holder holds Registrable Securities that are eligible to be sold without restriction under Rule 144 under the Securities Act (other than the restriction set forth under Rule 144(i)) or pursuant to an effective Registration Statement, then, at such Holder’s request, accompanied by such additional representations and other documents as the Company shall reasonably request, the Company shall cause the Company’s transfer agent to remove any restrictive legend set forth on the Registrable Securities held by such Holder in connection with any sale of such Registrable Securities pursuant to Rule 144 or the effective Registration Statement, as applicable (including, if required by the Company’s transfer agent, by delivering to the Company’s transfer agent a direction letter and opinion of counsel).

5.10 Waiver of Trial by Jury. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE SPONSOR IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

5.11 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

5.12 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written.

5.13 Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

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5.14 Waivers and Extensions. Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

BRIDGER AEROSPACE GROUP HOLDINGS, INC.

By:
Name:
Title:

JACK CREEK INVESTMENT CORP.

By:
Name: Lauren D. Ores
Title: Chief Financial Officer

EXISTING HOLDERS:

JCIC SPONSOR LLC

By:
Name: Robert Savage
Title: President

By:
Name: Heather Hartnett

By:
Name: Samir Kaul

[Signature Page to Amended and Restated Registration Rights Agreement]

NEW HOLDERS[2]:

[ ]

By:
Name:
Title:

[ ]

By:
Name:
Title:

[2]	To include Blackstone Holders

[Signature Page to Amended and Restated Registration Rights Agreement]

EXHIBIT D

FORM OF STOCKHOLDERS AGREEMENT

Exhibit D

STOCKHOLDERS AGREEMENT1

This STOCKHOLDERS AGREEMENT (this “Agreement”), dated as of [•], 2022, by and among Bridger Aerospace Group Holdings, Inc. (f/k/a Wildfire New PubCo, Inc.), a Delaware corporation (the “Corporation”), and the Stockholders (as defined below) listed on Schedule A hereto.

WHEREAS, as of the date hereof, the Stockholders beneficially own (as defined below) outstanding shares of Common Stock (as defined below) of the Corporation; and

WHEREAS, the Corporation and the Stockholders wish to set forth herein certain understandings between such parties, including with respect to certain governance and other matters, in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the promises and of the mutual consents and obligations hereinafter set forth, the parties hereto hereby agree as follows:

Section 1 Definitions; Interpretation.

(a) Definitions. As used herein, the following terms shall have the following respective meanings:

“Affiliate” means, as to any Person, any other Person or entity who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. For the avoidance of doubt, any investment vehicle controlled by or under common control with any of the BTO Entities shall be deemed to be an Affiliate of such BTO Entities. As used in this definition, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person. Notwithstanding the foregoing, the Corporation and its Subsidiaries and other controlled Affiliates of the Corporation shall not be considered Affiliates of any Stockholder or any of such Stockholder’s Affiliates (except the Corporation and its Subsidiaries and other controlled Affiliates of the Corporation shall be Affiliates of each other). The term “Affiliated” shall have a meaning correlative to the foregoing.

“Agreement” has the meaning set forth in the Preamble.

“beneficial ownership” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act. The terms “beneficially own” and “beneficial owner” shall have correlative meanings.

“Board” means the board of directors of the Corporation.

“BTO Entities” means (a) Blackstone Inc. or any Affiliate thereof, or (b) any entity, investment vehicle, account or fund that is directly or indirectly owned, managed or controlled by or under common control or ownership with Blackstone Inc. or any Affiliate thereof (including Blackstone Tactical Opportunities Advisors L.L.C.).

[1]	Note to Draft: This Agreement remains subject to review in its entirety by the Nasdaq Staff prior to Closing.

“BTO Participation Portion” means, as of the date of the relevant Participation Notice, a portion equal to a fraction, the numerator of which is the aggregate number of shares of Common Stock owned by the BTO Stockholder and any other BTO Entity as of the date of the relevant Participation Notice (excluding any shares of Stock acquired by any BTO Stockholder and any other BTO Entity after the Closing other than shares acquired due to acceptance of a Participation Notice) and the denominator of which is the total number of outstanding shares of Common Stock owned by all stockholders of the Corporation as of the date of the relevant Participation Notice.

“BTO Stockholder” means [BTO Grannus Holdings C L.P., Blackstone Tactical Opportunities Associates – NQ L.L.C., BTO Grannus Holdings III – NQ LLC, Blackstone Tactical Opportunities Fund—FD LP and Blackstone Family Tactical Opportunities Investment Partnership III—NQ—ESC LP]2 and each of their respective Affiliates.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

“Bylaws” means the Amended and Restated Bylaws of the Corporation, as amended from time to time.

“Charter” means the Amended and Restated Certificate of Incorporation of the Corporation, as amended from time to time.

“Closing” means the “Closing” as defined in the Merger Agreement.

“Common Stock” means the common stock, par value $0.0001 per share, of the Corporation and any stock into which such common stock may hereafter be changed or converted, or for which such common stock may be exchanged, and shall also include any other class of common stock of the Corporation hereafter authorized.

“Corporation” has the meaning set forth in the Preamble.

“Encumbrance” means any charge, claim, community or other marital property interest, right of first option, right of first refusal, mortgage, pledge, hypothecation, lien or other encumbrance (except as resulting from the express terms of this Agreement).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.

“Founder” means, collectively, Bridger Element LLC and its equityholders.

[2]	Note to Draft: To be updated based on blocker restructuring.

“Founder Stockholder” means any Founder that beneficially owns, directly or indirectly, any shares of Stock.

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of August [•], 2022, by and among Jack Creek Investment Corp., a Cayman Islands exempted company, the Corporation (f/k/a Wildfire New PubCo, Inc.), a Delaware corporation, Wildfire Merger Sub I, Inc., a Delaware corporation, Wildfire Merger Sub II, Inc., a Delaware corporation, Wildfire Merger Sub III, LLC, a Delaware limited liability company, Wildfire GP Sub IV, LLC, a Delaware limited liability company, BTOF (Grannus Feeder) – NQ L.P., a Delaware limited partnership, and Bridger Aerospace Group Holdings, LLC, a Delaware limited liability company.

“Necessary Action” means, with respect to any party and a specified result, all actions (to the extent such actions are not prohibited by applicable law, Section 2.1 of the Bylaws or the extent of any changes in stock exchange rules made effective after the date hereof, and do not directly conflict with any rights expressly granted to such party in this Agreement, the Merger Agreement or the lock-up agreements) within such party’s control reasonably necessary and desirable to cause such specified result, including (a) voting or providing proxy with respect to a Stockholder’s shares of Stock (or any other voting securities, if any) whether at any annual or special meeting or otherwise, (b) causing the adoption of stockholders’ resolutions and amendments to the Charter, Bylaws or equivalent governing document, and (c) executing agreements and instruments necessary to achieve such specified result.

“New Security” means, collectively, equity securities (or any securities convertible into or exercisable or exchangeable for equity securities) of the Corporation or any of its Subsidiaries.

“Person” shall be construed broadly and shall include an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity or a governmental entity.

“Post-Closing Issuance” means any issuance of New Securities to any Person (excluding the Corporation or any of its Subsidiaries), in each case, after the Closing by the Corporation or any of its Subsidiaries.

“SEC” means the U.S. Securities and Exchange Commission or any successor governmental agency.

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.

“Sponsor Stockholder” means JCIC Sponsor LLC.

“Stock” means (i) the outstanding shares of Common Stock, (ii) any additional shares of Common Stock that may be issued in the future and (iii) any shares of capital stock of the Corporation into which such shares may be converted or for which they may be exchanged.

“Stockholders” means each of the BTO Stockholders, Founder Stockholders and Sponsor Stockholder.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either above or through or together with any other Subsidiary) owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such entity.

Any capitalized term used in any Section of this Agreement that is not defined in this Section 1(a) shall have the meaning ascribed to it in such other Section.

(b) Rules of Construction. For all purposes of this Agreement, unless otherwise expressly provided: (i) “own,” “ownership,” “held” and “holding” refer to direct or indirect beneficial ownership; (ii) the headings and captions of this Agreement are for convenience of reference only and shall not define, limit or otherwise affect any of the terms hereof; (iii) whenever the context requires, the gender of all words used herein shall include the masculine, feminine and neuter, and the number of all words shall include the singular and plural; (iv) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement; (v) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (vi) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (vii) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (viii) the phrase “Section 2.1 of the Bylaws” shall be deemed to refer to Section 2.1 of the Bylaws (as in effect on the date hereof); and (ix) the term “or” means “and/or.”

Section 2 Rule 144.

The Corporation covenants that so long as the Common Stock is registered pursuant to Section 12(b), Section 12(g) or Section 15(d) of the Exchange Act, it will file any and all reports required to be filed by it under the Securities Act and the Exchange Act (including Sections 13(a) or 15(d) of the Exchange Act). The Corporation further covenants it will make publicly available such necessary information to permit sales pursuant to Rule 144, Rule 144A or Regulation S under the Securities Act) and that it will take such further action as the Stockholders may reasonably request, all to the extent required from time to time to enable the Stockholders to sell shares of Common Stock without registration under the Securities Act within the limitation of the exemptions provided by Rule 144, Rule 144A or Regulation S under the Securities Act, as such Rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC, including providing any customary legal opinions.

Section 3 Board of Directors.

(a) Election of Directors. The Corporation shall take all action within its power to cause all nominees nominated pursuant to Section 3(b), to be included in the slate of nominees recommended by the Board to the Corporation’s stockholders for election as directors at each annual meeting of the stockholders of the Corporation (and/or in connection with any election at a special meeting of the stockholders of the Corporation at which directors are elected) (including, without limitation, at every adjournment or postponement of any such meeting of Corporation stockholders), and the Corporation shall use all reasonable best efforts to cause the election of each such nominee, including soliciting proxies in favor of the election of such nominees, in each case subject to applicable law, Section 2.1 of the Bylaws and the extent of any changes in stock exchange rules made effective after the date hereof. The Corporation’s obligations to have any designee nominated pursuant to Section 3(b) appointed to the Board or nominate any such designee for election as a director at any meeting of the Corporation’s stockholders pursuant to this Section 3, as applicable, shall in each case be subject to such designee’s satisfaction of all applicable requirements under applicable law, Section 2.1 of the Bylaws and the extent of any changes in stock exchange rules made effective after the date hereof. The BTO Stockholders will instruct each of their designees to make himself or herself reasonably available for interviews and to consent to such reference and background checks or other investigations and provide such information as the Board may reasonably request to determine such designee’s eligibility and qualification to serve as a director of the Board. So long as this Agreement remains in effect, in addition to any requirement of the Charter, Bylaws or the Delaware General Corporation Law, as amended, the size of the Board shall not be increased above nine (9) directors without affirmative vote of at least one (1) director nominated by the BTO Stockholders pursuant to Section 3(b)(i) or Section 3(d)(i), as applicable. Until the earlier to occur of (x) such time as the BTO Stockholders shall have provided written notice to the Corporation and the Founding Stockholders expressly relinquishing the obligations of the BTO Stockholders and Founder Stockholders set forth in this sentence or (y) such time as this Agreement shall have been terminated pursuant to Section 7, each of the BTO Stockholders and Founder Stockholders shall take all Necessary Action to effect the appointment of the directors nominated or designated by the BTO Stockholders pursuant to Section 3(b)(i) or Section 3(d)(i).

(b) Nomination of Directors.

(i) Following the Closing, the BTO Stockholders, collectively, shall have the right, but not the obligation, to nominate for election to the Board: (A) up to two (2) directors, for so long as the BTO Entities collectively beneficially own (directly or indirectly) at least 10% of the outstanding Stock; and (B) one (1) director, for so long as the BTO Entities collectively beneficially own (directly or indirectly) less than 10% of the outstanding Stock, but at least 33% of the shares of Stock held by the BTO Entities as of the Closing. At such time that the BTO Stockholders are no longer entitled to designate one or both of their director nominees pursuant to the immediately preceding sentence, the BTO Stockholders shall promptly cause one or both such designees, as applicable, to offer to resign from the Board; provided, that the BTO Stockholders shall not be required to cause the two (2) director designees identified in the immediately following sentence to offer to resign from the Board. As of the date of this Agreement, the two (2) director designees of the BTO Stockholders shall initially be Debra Coleman (who shall be a Class II director of the Corporation) and Todd Hirsch (who shall be a Class III director of the Corporation).

(ii) Notwithstanding anything contained in Section 3(b)(i) to the contrary, the BTO Stockholders shall have the right (but not the obligation) to relinquish the rights under Section 3(b)(i) by providing written notice to the Corporation expressly relinquishing the rights set forth in Section 3(b)(i).

(c) Election of Directors.

(i) The Corporation shall take all action within its power to cause all nominees nominated pursuant to Section 3(b) to be included in the slate of nominees recommended by the Board to the Corporation’s stockholders for election as directors at each annual meeting of the stockholders of the Corporation (and/or in connection with any election at a special meeting of the stockholders of the Corporation), and the Corporation shall use all reasonable best efforts to cause the election of each such nominee, including soliciting proxies in favor of the election of such nominees, in each case subject to applicable law, Section 2.1 of the Bylaws and the extent of any changes in stock exchange rules made effective after the date hereof.

(ii) For so long as any of the BTO Stockholders are entitled to nominate any directors pursuant to Section 3(b), the Corporation shall notify the BTO Stockholders, in writing of the date on which proxy materials are expected to be mailed by the Corporation in connection with an election of directors at an annual or special meeting of the stockholders (and the Corporation shall deliver such notice at least 60 days (or such shorter period to which the BTO Stockholders consent in writing) prior to such expected mailing date or such earlier date as may be specified by the Corporation reasonably in advance of such earlier delivery date on the basis that such earlier delivery is necessary so as to ensure that such nominee may be included in such proxy materials at the time such proxy materials are mailed). The Corporation shall provide the BTO Stockholders with a reasonable opportunity to review and provide comments on any portion of the proxy materials relating to the nominees of the BTO Stockholders or the rights and obligations provided under this Agreement and to discuss any such comments with the Corporation. The Corporation shall notify the BTO Stockholders of any opposition to a BTO Stockholder nominee, sufficiently in advance of the date on which such proxy materials are to be mailed by the Corporation in connection with such election of directors so as to enable the BTO Stockholders to propose a replacement nominee, if necessary, in accordance with the terms of this Agreement, and the BTO Stockholders shall have 10 Business Days to designate a replacement nominee.

(iii) For so long as any of the BTO Stockholders are entitled to nominate any directors pursuant to Section 3(b), no later than the latest date specified in or permitted by the Bylaws for stockholder director nominations for that year’s annual meeting of stockholders, the BTO Stockholders shall provide the Board with the BTO Stockholders’ nominee(s), as the case may be, along with any other information reasonably requested by the Board to evaluate the suitability of such candidate(s) for directorship; provided that in no event shall the BTO Stockholders be required to provide any such notice of its nominees with respect to any director that is then currently serving on the Board and that has not provided notice in writing to the Corporation of his or her decision not to stand for re-election at that year’s annual meeting; provided, further, in no event will the failure to so timely nominate any BTO Stockholder director, in accordance with the terms of this Section 3(c)(iii) or the Bylaws impair, restrict or limit the rights of the BTO Stockholders under this Agreement or the Corporation’s obligation to nominate such directors at any meeting of stockholders. With respect to any nominees of the BTO Stockholders, the BTO shall use their respective reasonable best efforts to ensure that any such nominee(s) substantially satisfy all reasonable stated criteria and guidelines for director nominees of the Corporation (it being understood and agreed that each of the initial directors nominated by the BTO Stockholders meet such criteria) and be in compliance with applicable federal securities laws and the extent of any changes in applicable stock exchange requirements made effective after the date hereof on which the Corporation’s Common Stock may then be listed. The Corporation shall be entitled to rely on any written direction from the BTO Stockholders regarding nominee(s) on behalf of the BTO Entities pursuant to this Agreement without further action by the Corporation.

(iv) Until such time this Agreement shall have been terminated pursuant to Section 7 or, in the case of BTO Stockholders only, the BTO Stockholders shall have relinquished their rights under Section 3(b)(i) by proper delivery of a notice under Section 3(b)(ii), each of the Stockholders hereby agrees with the Corporation to vote all shares of Common Stock owned by such applicable Stockholder in favor of the slate of directors nominated by or at the direction of the Board or a duly authorized committee thereof in connection with each vote taken in connection with the election of directors to the Board, and each of the Stockholders agrees with the Corporation not to seek to remove or replace a designee of the BTO Stockholders or any of Matthew Sheehy, Timothy Sheehy or McAndrew Rudisill (to the extent any such individuals are nominated by or at the direction of the Board or a duly authorized committee thereof in connection with each vote taken in connection with the election of directors to the Board). For the avoidance of doubt, the covenants contained in this clause (iv) are made by each of the Stockholders solely to the Corporation, and not to each other Stockholder a party hereto.

(d) Replacement of Directors.

(i) In the event that a vacancy is created at any time by the death, disqualification, resignation or removal of a director nominated by the BTO Stockholders pursuant to Section 3(b)(i), or designated pursuant to this Section 3(d)(i), provided the BTO Stockholders are entitled to designate such director seat pursuant to Section 3(b)(i) at such time, the BTO Stockholders, collectively, shall have the right to designate a replacement to fill such vacancy, and if the BTO Stockholders collectively exercise such right, the Board shall use all reasonable best efforts to cause such designee to be promptly appointed to the Board to fill such vacancy, subject to applicable law, Section 2.1 of the Bylaws and the extent of any changes in stock exchange rules made effective after the date hereof.

(e) Removal of Directors.

(i) Upon the written request of the BTO Stockholders representing a majority of the Stock held by the BTO Stockholders, collectively, seeking to remove and/or replace a director nominated by the BTO Stockholders pursuant to Section 3(b)(i), or designated pursuant to Section 3(d)(i), the Corporation shall use reasonable best efforts to cooperate with such request, including (if necessary) to promptly call a special meeting of the stockholders of the Corporation; provided that such replacement director satisfies all applicable SEC and stock exchange requirements (other than with respect to independence).

(f) Committees.

(i) For so long as the BTO Stockholders have the right to nominate one or more directors pursuant to Section 3(b)(i) or designate one or more directors pursuant to Section 3(d)(i), the Board shall use reasonable best efforts to cause any committee of the Board to include in its membership at least one director nominated by the BTO Stockholders pursuant to Section 3(b)(i) or designated pursuant to Section 3(d)(i); provided that such individual satisfies all applicable SEC and stock exchange requirements.

(ii) For so long as the Founder Stockholders collectively beneficially own (directly or indirectly) at least 10% of the outstanding Stock, the Founder Stockholders shall have the right, but not the obligation, to appoint the Chairperson of both the Compensation Committee and the Nominating and Corporate Governance Committees of the Board and the Board shall use reasonable best efforts to cause such appointments; provided that such individuals satisfy all applicable SEC and stock exchange requirements.

(g) No Limitation. The provisions of this Section 3 are intended to provide the BTO Stockholders and Founder Stockholders with the minimum Board representation rights set forth herein. Nothing in this Agreement shall (i) limit the rights that any BTO Stockholder or Founder Stockholders may otherwise have to nominate directors pursuant to applicable law, the Charter or Bylaws or (ii) prohibit the Corporation from having a greater number of nominees or designees of the BTO Stockholders and Founder Stockholders on the Board or any committee thereof than otherwise provided herein.

(h) Laws and Regulations. Nothing in this Section 3 shall be deemed to require that any party hereto, or any director of the Corporation, act in violation of any applicable provision of law, regulation, legal duty, Section 2.1 of the Bylaws, or requirement or the extent of any changes in stock exchange rule made effective after the date hereof.

Section 4 Indemnification; Directors’ and Officers’ Insurance.

Each director nominated pursuant to Section 3(b) or designated pursuant to Section 3(d) and serving on the Board shall be entitled to the same rights and privileges applicable to all other members of the Board generally or to which all such members of the Board are entitled. In furtherance of the foregoing, the Corporation shall (i) indemnify, exculpate, and reimburse fees and expenses of each such director nominated pursuant to Section 3(b) or designated pursuant to Section 3(d) to the same extent it indemnifies, exculpates, reimburses other members of the Board pursuant to the Charter, Bylaws, applicable law or otherwise and (ii) provide each such director nominated pursuant to Section 3(b) or designated pursuant to Section 3(d) with directors’ and officers’ liability insurance coverage to the same extent it provides such insurance coverage for other members of the Board. The Corporation shall maintain directors’ and officers’ liability insurance (including “Side A” coverage) covering the Corporation’s and its Subsidiaries’ directors and officers and issued by reputable insurers, with appropriate and customary policy limits, terms and conditions (including “tail” insurance if necessary or appropriate).

Section 5 Certain Actions.

Until such time as this Agreement shall have been terminated in respect of the BTO Stockholders pursuant to Section 7, without the approval of the BTO Stockholders representing a majority of the Stock held by the BTO Stockholders, the Corporation shall not, and (to the extent applicable) shall not permit any Subsidiary of the Corporation to, enter into any agreement, binding commitment or transaction between the Corporation or any direct or indirect Subsidiary of the Corporation (on the one hand) and any manager, director, officer or Stockholder, in each case, of the Corporation or any direct or indirect Subsidiary of the Corporation, or any of their respective Affiliates (on the other hand); provided, however that in no event shall such approval under this Section 5 be required in the event that (x) (1) services or transactions to be provided by such Affiliate are not available from another Person and (2) failure to engage such services or enter into such transaction would prevent the Corporation from taking actions essential to the ordinary course operations of the Corporation, (y) such transaction is a commercial lending arrangement with JPMorgan Chase Funding Inc. or any of its Affiliates or (z) such transaction is on terms not less favorable in any material respect to the Corporation or such Subsidiary of the Corporation as would be obtainable by the Corporation or such Subsidiary at the time in a comparable arm’s-length transaction with a Person other than an Affiliate of the Corporation or its Subsidiaries.

Section 6 Rights to Future Stock Issuances.

(a) Preemptive Rights Offer. Except as provided in Section 6(d), not less than fifteen (15) Business Days prior to the consummation of any Post-Closing Issuance, a notice (the “Participation Notice”) shall be furnished by the Corporation to each of the BTO Stockholders, which Participation Notice shall include:

(i) the principal terms and conditions of the proposed Post-Closing Issuance, including (1) the number of New Securities proposed to be sold by the Corporation or any of its Subsidiaries in a Post-Closing Issuance (“Participation Securities”), (2) the maximum and minimum price per share of the Participation Securities or the aggregate principal amount of the Participation Securities (as applicable), including a description of any non-cash consideration sufficiently detailed to permit valuation thereof, (3) the proposed manner of disposition and (4) if known, the proposed date of Post-Closing Issuance; and

(ii) an offer by the Corporation to issue, at the election of the BTO Stockholders, to the BTO Stockholders and any other BTO Entity such portion of the Participation Securities to be included in the Post-Closing Issuance as shall be determined in accordance with Section 6(b)(iii), on the same terms and conditions and at the same price per share, with respect to each Participation Security issued.

(b) Exercise.

(i) General. The BTO Stockholders and any other BTO Entity desiring to accept the offer contained in the Participation Notice (the “Accepting Participation Holders”) shall accept such offer by furnishing a written notice of such acceptance to the Corporation not less than ten (10) Business Days prior to the Participation Closing specifying the number or aggregate principal amount of Participation Securities (not to exceed, in the aggregate with respect to all Accepting Participation Holders, the BTO Participation Portion of the total number of Participation Securities to be included in the Post-Closing Issuance) that the Accepting Participation Holders propose to purchase. Each BTO Stockholder that does not accept such offer in compliance with the above requirements, including the applicable time periods, shall be deemed to have irrevocably waived all of such BTO Stockholder’s rights to participate in such Post-Closing Issuance, and the Corporation shall thereafter be free to issue Participation Securities in such Post-Closing Issuance (including to any Accepting Participation Holders) at a price no less than the minimum price set forth in the Participation Notice and on other principal terms and conditions not substantially more favorable to the purchaser(s) of such Participation Securities than those set forth in the Participation Notice, without any further obligation to such non-accepting BTO Stockholder pursuant to this Section 6. If, prior to consummation, the terms of such proposed Post-Closing Issuance shall change with the result that the price shall be less than the minimum price set forth in the Participation Notice or the other principal terms shall be substantially more favorable to the purchaser(s) of such Participation Securities than those set forth in the Participation Notice, it shall be necessary for a separate Participation Notice to be furnished, and the terms and provisions of this Section 6 separately complied with, in order to consummate such Post-Closing Issuance pursuant to this Section 6.

(ii) Irrevocable Acceptance. The acceptance of the Accepting Participation Holders shall be irrevocable except as hereinafter provided and the Accepting Participation Holders shall be bound and obligated to acquire in the Post-Closing Issuance on the same terms and conditions and at the same price per share with respect to the Participation Securities such number or aggregate principal amount of Participation Securities as shall be determined in accordance with Section 6(b)(iii) below.

(iii) Number of Participation Securities to be Purchased. The maximum number or aggregate principal amount of Participation Securities to be purchased by the Accepting Participation Holders, in the aggregate, shall be equal to the BTO Participation Portion of the total number of Participation Securities to be included in the Post-Closing Issuance, which shall be allocated among the Accepting Participation Holders as they deem appropriate; provided, that each BTO Entity that becomes an Accepting Participation Holder agrees to enter into this Agreement, as a “Stockholder” under this Agreement.

(c) Time Limitation. If at the end of the 90th day after the date of the effectiveness of the Participation Notice the Corporation has not completed the Post-Closing Issuance, the Accepting Participation Holders shall be released from the Accepting Participation Holders’ obligations under the written commitment, the Participation Notice shall be null and void, and it shall be necessary for a separate Participation Notice to be furnished to the BTO Stockholders, and the terms and provisions of this Section 6 separately complied with, in order to consummate such Post-Closing Issuance pursuant to this Section 6.

(d) Post-Issuance Participation Notice. Notwithstanding anything to the contrary in this Article VI, the Corporation may elect, at the discretion of the Board, to deliver a Participation Notice with respect to any Post-Closing Issuance after completion of such Post-Closing Issuance. If the Corporation shall so elect to deliver any Participation Notice after completion of the applicable Post-Closing Issuance, then the terms of such Post-Closing Issuance shall be required to permit each of the BTO Stockholders and any other BTO Entity desiring to accept the offer contained in the Participation Notice a period of not less than ten (10) Business Days after receipt thereof to furnish the Corporation with a written commitment to purchase Participation Securities included in such Post-Closing Issuance upon the terms, and subject to the conditions, set forth in Section 6(a) and Section 6(b)(iii). In the event that the Corporation determines to deliver a Participation Notice after completion of such Post-Closing Issuance in accordance with this Section 6(d), the Corporation may, at its election, (i) require that Accepting Participation Holders purchase their allocated share of Participation Securities in a secondary sale from the Person or Persons who initially acquired such Participation Securities, (ii) have the Accepting Participation Holders purchase their allocated share of Participation Securities from the Corporation or its Subsidiary (as applicable) and have the net proceeds of such sale used to repurchase Participation Securities from the Person or Persons who acquired Participation Securities prior to the delivery of the Participation Notice (which repurchase shall be made at cost plus reasonable interest), (iii) have the sale of Participation Securities to Accepting Participation Holders be incremental to the sale of Participation Securities prior to the delivery of the Participation Notice or (iv) use any one or more of clauses (i) through (iii) inclusive; provided, that the Corporation must structure such sale to the Accepting Participation Holders in such a manner that the Accepting Participation Holders have the opportunity to purchase up to the same aggregate number or principal amount of Participation Securities as it could have purchased had (A) the Participation Notice been delivered prior to completion of such Post-Closing Issuance and (B) the same aggregate number or principal amount of Participation Securities been issued as the aggregate number or principal amount of Participation Securities that are issued after the delivery of the actual Participation Notice (net of any Participation Securities repurchased pursuant to clauses (i) or (ii) above).

(e) Further Assurances. Each Accepting Participation Holder shall take or cause to be taken all such reasonable actions as may be necessary or reasonably desirable in order to consummate expeditiously each Post-Closing Issuance pursuant to this Section 6 and any related transactions, including (i) executing, acknowledging and delivering consents, assignments, waivers and other documents or instruments; (ii) filing applications, reports, returns, filings and other documents or instruments with governmental authorities; and (iii) otherwise cooperating with the Corporation. Without limiting the generality of the foregoing, each such Accepting Participation Holder agrees to execute and deliver such subscription and other agreements specified by the Corporation to which the other purchaser(s) of the Participation Securities will be party.

(f) Closing. The closing of a Post-Closing Issuance pursuant to this Section 6 (the “Participation Closing”) shall take place on (i) the proposed date of the Post-Closing Issuance, if any, set forth in the Participation Notice (except in the case of Section 6(d)), (ii) if no proposed closing date was required to be specified in the Participation Notice, at such time as the Corporation shall specify by notice to each Accepting Participation Holder and (iii) at such place as the Corporation shall specify by notice to each Accepting Participation Holder. At any Participation Closing, each Accepting Participation Holder shall be delivered the certificates or other instruments (if any) evidencing the Participation Securities to be issued to such Accepting Participation Holder, registered in the name of such Accepting Participation Holder or such Accepting Participation Holder’s designated nominee, free and clear of all Encumbrances, with any transfer tax stamps affixed, against delivery by such Accepting Participation Holder of the applicable consideration.

(g) Regulatory and Securities Law Matters. Notwithstanding anything to the contrary set forth herein, an Accepting Participation Holder shall not be entitled to participate in a Post-Closing Issuance pursuant to this Section 6 unless at the time of such Post-Closing Issuance the Corporation shall be reasonably satisfied that (i) such Accepting Participation Holder is an “accredited investor” as defined in Regulation D of the Securities Act, (ii) an exemption from registration or qualification under any state securities laws or foreign securities laws applicable to such Post-Closing Issuance due to the participation of such Accepting Participation Holder therein would be available with respect to such Post-Closing Issuance and (iii) such Post-Closing Issuance would not violate applicable law, the Charter or Bylaws (in the case of clause (iii), each as in effect on the date hereof).

(h) Excluded Transactions. The provisions of this Section 6 shall not apply to any Post-Closing Issuances by the Corporation as follows (each, an “Exempt Issuance”):

(i) any Post-Closing Issuance upon the conversion, exchange or exercise of other New Securities issued in a prior Post-Closing Issuance in accordance with the terms of such New Securities (for the avoidance of doubt, it is understood that the prior Post-Closing Issuance of such other New Securities shall be subject to the provisions of this Section 6 unless such issuance is otherwise described in one of the other clauses of this Section 6(h));

(ii) any Post-Closing Issuance of equity awards or other New Securities to managers, directors, officers, employees, consultants and/or other service providers of the Corporation or its Subsidiaries, including in connection with such Person’s employment or the provision of services or similar arrangements or in connection with any plan, agreement or arrangement approved by the Board or the Compensation Committee of the Board;

(iii) any Post-Closing Issuance in connection with any split, dividend, distribution or similar event if all holders of the same class or series of equity securities are treated equally; and

(iv) any Post-Closing Issuance of Common Stock to holders of preferred stock of the Corporation upon the exercise by such preferred stockholder of its conversion rights.

Section 7 Duration of Agreement.

This Agreement shall terminate automatically upon the earlier to occur of: (i) the dissolution of the Corporation (unless the Corporation (or its successor) continues to exist after such dissolution as a limited liability company or in another form, whether incorporated in Delaware or another jurisdiction), (ii) solely with respect to the BTO Stockholders and the Sponsor Stockholder, immediately at such time as the BTO Entities collectively beneficially own (directly or indirectly) less than 10% of the outstanding Stock, and less than 33% of the shares of Stock held by the BTO Entities as of the Closing or (iii) solely with respect to the BTO Stockholders and the Sponsor Stockholder, immediately at such time as the BTO Stockholders provide written notice to the Corporation, the Sponsor Stockholder and the Founder Stockholders expressly terminating this Agreement. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided that such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination. Any Stockholder who disposes of all of its Stock and does not beneficially own (directly or indirectly) any shares of Stock shall automatically cease to be a party to this Agreement and have no further rights hereunder as a Stockholder.

Section 8 Severability.

If any provision of this Agreement shall be determined to be illegal and unenforceable by any court of law, the remaining provisions shall be severable and enforceable in accordance with their terms.

Section 9 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to its choice or conflict of law provisions or rules.

(b) The parties to this Agreement agree that jurisdiction and venue in any action brought by any party hereto pursuant to this Agreement shall exclusively and properly lie in the Delaware Court of Chancery or, only in the event that such court declines jurisdiction, the federal courts located in the State of Delaware. By execution and delivery of this Agreement, each party hereto irrevocably submits to the jurisdiction of such courts for itself and in respect of its property with respect to such action. The parties hereto irrevocably agree that venue for such action would be proper in such court and hereby waive any objection that such court is an improper or inconvenient forum for the resolution of such action. The parties further agree that the mailing by certified or registered mail, return receipt requested, of any process required by any such court shall constitute valid and lawful service of process against them, without necessity for service by any other means provided by statute or rule of court.

Section 10 JURY TRIAL.

BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX FINANCIAL TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), THE PARTIES DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND/OR ARBITRATION, THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING BROUGHT TO ENFORCE OR DEFEND ANY RIGHT OR REMEDIES UNDER THIS AGREEMENT OR ANY DOCUMENTS ENTERED INTO IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREIN.

Section 11 Stock Dividends, Etc.

The provisions of this Agreement shall apply to any and all shares of capital stock of the Corporation or any successor or assignee of the Corporation (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for or in substitution for the shares of Stock, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise in such a manner and with such appropriate adjustments as to reflect the intent and meaning of the provisions hereof and so that the rights, privileges, duties and obligations hereunder shall continue with respect to the capital stock of the Corporation as so changed.

Section 12 Benefits of Agreement.

This Agreement shall be binding upon and inure to the benefit of the Corporation and its successors and assigns and each Stockholder and its permitted assigns, legal representatives, heirs and beneficiaries. Notwithstanding anything to the contrary contained herein, (a) the Stockholders may assign their rights or obligations, in whole or in part, under this Agreement to one or more of their controlled Affiliates and (b) the BTO Stockholders and any other BTO Entity may assign their rights or obligations, in whole or in part, under this Agreement to any other BTO Entity. Except as otherwise expressly provided herein, no Person not a party to this Agreement, as a third-party beneficiary or otherwise, shall be entitled to enforce any rights or remedies under this Agreement; provided that the BTO Entities and Founders shall be deemed third-party beneficiaries of, and entitled to enforce their rights or remedies under, the provisions of this Agreement that benefit the BTO Entities and Founders, respectively.

Section 13 Notices.

All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(i) If to the Corporation, to:

Bridger Aerospace Group Holdings, Inc.

90 Aviation Lane

Belgrade, MT 59714

Attention: McAndrew Rudisill

E-mail: mcandrew@bridgeraerospace.com

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

1999 Avenue of the Stars, 17th Floor

Los Angeles, CA 90067

Attention: Joshua G. DuClos & Michael P. Heinz

E-mail: jduclos@sidley.com & mheinz@sidley.com

(ii) If to any BTO Stockholder or BTO Entity, to:

c/o Blackstone Inc.

345 Park Avenue

New York, New York 10154

Attn: Tactical Opportunities

Email: TacOppsOperations@Blackstone.com

with a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

1999 Avenue of the Stars, 6th Floor

Los Angeles, CA 90067

Attention: David Antheil

E-mail: dantheil@akingump.com

(iii) If to any Founder Stockholder, to:

c/o Bridger Aerospace Group Holdings, Inc.

90 Aviation Lane

Belgrade, MT 59714

Attention: James Muchmore

E-mail: james@bridgeraerospace.com

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

1999 Avenue of the Stars, 17th Floor

Los Angeles, CA 90067

Attention: Joshua G. DuClos & Michael P. Heinz

E-mail: jduclos@sidley.com & mheinz@sidley.com

(iv) If to Sponsor Stockholder, to:

c/o Jack Creek Investment Corp

386 Park Avenue South, FL 20

New York, NY 10016

Attention: Tariq Khan; Lauren Ores

E-mail: tkhan@kshcapital.com; lores@kshcapital.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention: Jackie Cohen

Email: jackie.cohen@weil.com

Section 14 Modification; Waiver.

This Agreement may be amended, modified or supplemented only by a written instrument duly executed by (a) the Corporation, (b) the BTO Stockholders, (c) the Sponsor Stockholder and (c) Bridger Element, LLC. No course of dealing between the Corporation or its Subsidiaries and the BTO Stockholders, Sponsor Stockholder and Founder Stockholders (or any of them) or any delay in exercising any rights hereunder will operate as a waiver of any rights of any party to this Agreement. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 15 Entire Agreement.

Except as otherwise expressly provided herein, this Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings of the parties in connection therewith, from and after the date of this Agreement. Unless otherwise provided herein, any consent required by any Person under this Agreement may be withheld by such Person in such Person’s sole discretion.

Section 16 Counterparts.

This Agreement may be executed in any number of counterparts (including facsimile, electronic signature or PDF counterparts), and each such counterpart shall be deemed to be an original instrument, but all such counterparts taken together shall constitute but one agreement.

The failure of any Stockholder to execute this Agreement does not make it invalid as against any other Stockholder.

Section 17 Director and Officer Actions.

No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders as a result of any acts or omissions taken under this Agreement in good faith.

[Signature Page Follows]

The parties have signed this Agreement as of the date first written above.

BRIDGER AEROSPACE GROUP HOLDINGS, INC.

By:
Name:
Title:

[Signature Page to Stockholders Agreement]

BTO STOCKHOLDERS:

[BTO GRANNUS HOLDINGS III – NQ LLC]

By:
Its:

By:
Name:
Title:

[BLACKSTONE TACTICAL OPPORTUNITIES FUND – FD LP]

By:
Its:

By:
Name:
Title:

[BLACKSTONE FAMILY TACTICAL OPPORTUNITIES INVESTMENT PARTNERSHIP III – NQ – ESC LP]

By:
Its:

By:
Name:
Title:

[BTO GRANNUS HOLDINGS C L.P.]

By:
Its:

By:
Name:
Title:

[Signature Page to Stockholders Agreement]

[BLACKSTONE TACTICAL OPPORTUNITIES ASSOCIATES – NQ L.L.C.,]

By:
Its:

By:
Name:
Title:

[Signature Page to Stockholders Agreement]

FOUNDER STOCKHOLDERS:

BRIDGER ELEMENT, LLC

By:
Name:
Title:

[Signature Page to Stockholders Agreement]

SPONSOR STOCKHOLDER:

JCIC SPONSOR LLC
By its Manager, KSH CAPITAL LP
Acting by its General Partner
KSH CAPITAL GP LLC

By:

Name:	Robert F. Savage
Title:	President

[Signature Page to Stockholders Agreement]

SCHEDULE A

BTO Stockholders:

Entity Name	Address and Email Address	Common Stock Beneficially Owned (directly or indirectly) as of Closing
[BTO Grannus Holdings C L.P.]	c/o Blackstone Inc. 345 Park Avenue New York, New York 10154 Attn: Tactical Opportunities Email: TacOppsOperations@Blackstone.com	[•]
[Blackstone Tactical Opportunities Associates – NQ L.L.C.]	c/o Blackstone Inc. 345 Park Avenue New York, New York 10154 Attn: Tactical Opportunities Email: TacOppsOperations@Blackstone.com	[•]
[BTO Grannus Holdings III – NQ LLC]	c/o Blackstone Inc. 345 Park Avenue New York, New York 10154 Attn: Tactical Opportunities Email: TacOppsOperations@Blackstone.com	[•]
[Blackstone Tactical Opportunities Fund - FD LP]	c/o Blackstone Inc. 345 Park Avenue New York, New York 10154 Attn: Tactical Opportunities Email: TacOppsOperations@Blackstone.com	[•]
[Blackstone Family Tactical Opportunities Investment Partnership III - NQ - ESC LP]	c/o Blackstone Inc. 345 Park Avenue New York, New York 10154 Attn: Tactical Opportunities Email: TacOppsOperations@Blackstone.com	[•]

Founder Stockholder:3

Entity Name	Address and Email Address	Common Stock Beneficially Owned (directly or indirectly) as of Closing
Bridger Element, LLC	[•]	[•]

[3]	Note to Draft: To be updated at Closing.

Sponsor Stockholder:

Entity Name	Address and Email Address	Common Stock Beneficially Owned (directly or indirectly) as of Closing
JCIC Sponsor LLC	c/o Jack Creek Investment Corp 386 Park Avenue South, FL 20 New York, NY 10016 Attention: Tariq Khan; Lauren Ores E-mail: tkhan@kshcapital.com; lores@kshcapital.com	[•]

EXHIBIT E

FORM OF FIRST CERTIFICATE OF MERGER

EXHIBIT E

CERTIFICATE OF MERGER

OF

WILDFIRE MERGER SUB I, INC.

A DELAWARE CORPORATION

WITH AND INTO

BTOF (GRANNUS FEEDER) – NQ L.P.

A DELAWARE LIMITED PARTNERSHIP

Pursuant to Title 8, Section 263(c) of the Delaware General Corporation Law (the “DGCL”) and Title 6, Section 17-211 of the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”), as applicable, the undersigned limited partnership executed the following Certificate of Merger:

FIRST: The name, state of incorporation or formation and entity type of each of the constituent entities are: BTOF (Grannus Feeder) – NQ L.P., a Delaware limited partnership (the “Partnership”), and Wildfire Merger Sub I, Inc., a Delaware corporation (“Merger Sub”).

SECOND: The Agreement and Plan of Merger, dated as of August 3, 2022 (the “Merger Agreement”), by and among Jack Creek Investment Corp., a Cayman Islands exempted company, Bridger Aerospace Group Holdings, LLC, a Delaware limited liability company, the Partnership, Merger Sub and each of the other parties thereto, setting forth the terms and conditions of the merger of Merger Sub with and into the Partnership (the “Merger”), has been approved, adopted, certified, executed and acknowledged by each of the Partnership and Merger Sub in accordance with Title 8, Section 263 of the DGCL and Title 6, Section 17-211 of the DRULPA, as applicable.

THIRD: The Partnership will be the surviving limited partnership in the Merger (the “Surviving Partnership”). The name of the Surviving Partnership following the Merger shall be [BTOF (GRANNUS FEEDER) – NQ L.P.]1, a Delaware limited partnership.

FOURTH: Upon the effectiveness of the Merger, the Certificate of Limited Partnership of the Surviving Partnership shall be in the form attached hereto as Exhibit A.

FIFTH: The Merger shall become effective [at [•] [a.m./p.m] Eastern Time on [•]].

SIXTH: A copy of the Merger Agreement is on file at the principal place of business of the Surviving Partnership at the following address:

[•]2

[90 Aviation Lane

Belgrade, MT 59714]

SEVENTH: A copy of the Merger Agreement will be furnished by the Surviving Partnership, on request and without cost, to any partner of the Partnership or any stockholder of Merger Sub.

[Signature page follows]

[1]	Note to Draft: To be completed by the Company at Closing.
[2]	Note to Draft: To be completed by the Company at Closing.

IN WITNESS WHEREOF, the Partnership has caused this Certificate of Merger to be signed by its general partner as of the _______ day of [•].

Blackstone Tactical Opportunities Associates —NQ L.L.C.

By: BTOA – NQ L.L.C., its sole member

By:
Name: [•]
Title: [•]

[SIGNATURE PAGE TO CERTIFICATE OF MERGER – FIRST MERGER]

EXHIBIT F

FORM OF SECOND CERTIFICATE OF MERGER

EXHIBIT F

CERTIFICATE OF MERGER

OF

WILDFIRE MERGER SUB II, INC.

A DELAWARE CORPORATION

WITH AND INTO

JACK CREEK INVESTMENT CORP.

A CAYMAN ISLANDS EXEMPTED COMPANY

Pursuant to Title 8, Section 252 of the Delaware General Corporation Law (the “DGCL”), the undersigned surviving company executed the following Certificate of Merger:

FIRST: The name, state or country of incorporation or formation and entity type of each of the constituent entities are: Jack Creek Investment Corp., a Cayman Islands exempted company (the “Company”), and Wildfire Merger Sub II, Inc., a Delaware corporation (“Merger Sub”).

SECOND: The Agreement and Plan of Merger, dated as of August 3, 2022 (the “Merger Agreement”), by and among the Company, Bridger Aerospace Group Holdings, LLC, a Delaware limited liability company, Merger Sub and each of the other parties thereto, setting forth the terms and conditions of the merger of Merger Sub with and into the Company (the “Merger”), has been approved, adopted, certified, executed and acknowledged by each of the Company and Merger Sub in accordance with Title 8, Section 252 of the DGCL.

THIRD: The Company will be the surviving company in the Merger (the “Surviving Company”). The name of the Surviving Company following the Merger shall be [•]1, a Cayman Islands exempted company.

FOURTH: Upon the effectiveness of the Merger, the Amended and Restated Memorandum and Articles of Association of the Surviving Company shall be in the form attached hereto as Exhibit A.

FIFTH: The Merger shall become effective [at [•] [a.m./p.m]. Eastern Time on [•]].

SIXTH: A copy of the Merger Agreement is on file at the principal place of business of the Surviving Company at the following address:

[•]2

[90 Aviation Lane

Belgrade, MT 59714]

SEVENTH: A copy of the Merger Agreement will be furnished by the Surviving Company, on request and without cost, to any shareholder of the Company or any stockholder of Merger Sub.

[1]	Note to Draft: Company to confirm.
[2]	Note to Draft: Company to confirm.

EIGHT: The Surviving Company agrees that it may be served with process in the State of Delaware in any proceeding for enforcement of any obligation of the Surviving Company arising from the Merger, including any suit or other proceeding to enforce the rights of any stockholders as determined in appraisal proceedings pursuant to the provisions of Section 262 of the DGCL, and irrevocably appoints the Secretary of State of Delaware as its agent to accept services of process in any such suit or proceeding. The Secretary of State shall mail any such process to the Surviving Company at: [•].3

[3]	Note to Draft: Company to confirm.

IN WITNESS WHEREOF, the Company has caused this Certificate of Merger to be signed by an authorized signatory as of this [•] day of [•].

JACK CREEK INVESTMENT CORP.

By:
Name: Robert F. Savage
Title: Chief Executive Officer

EXHIBIT G

FORM OF THIRD CERTIFICATE OF MERGER

EXHIBIT G

CERTIFICATE OF MERGER

OF

WILDFIRE MERGER SUB III, LLC

A DELAWARE LIMITED LIABILITY COMPANY

WITH AND INTO

BRIDGER AEROSPACE GROUP HOLDINGS, LLC

A DELAWARE LIMITED LIABILITY COMPANY

Pursuant to Title 6, Section 18-209 of the Delaware Limited Liability Company Act (the “DLLCA”), the undersigned limited liability company executed the following Certificate of Merger:

FIRST: The name and state of formation of each of the constituent limited liability companies are: Bridger Aerospace Group Holdings, LLC, a Delaware limited liability company (the “Company”), and Wildfire Merger Sub III, LLC, a Delaware limited liability company (“Merger Sub”).

SECOND: The Agreement and Plan of Merger, dated as of August 3, 2022 (the “Merger Agreement”), by and among Jack Creek Investment Corp., a Cayman Islands exempted company, the Company, Merger Sub and each of the other parties thereto, setting forth the terms and conditions of the merger of Merger Sub with and into the Company (the “Merger”), has been approved and executed by each of the Company and Merger Sub in accordance with Title 6, Section 18-209 of the DLLCA.

THIRD: The Company will be the surviving limited liability company in the Merger (the “Surviving Company”). The name of the Surviving Company following the Merger shall be [•]1, a Delaware limited liability company.

FOURTH: Upon the effectiveness of the Merger, the Certificate of Formation of the Company will be the Certificate of Formation of the Surviving Company, [provided that Article FIRST thereof will be amended and restated in its entirety as follows to change the name of the Surviving Company.

FIRST: The name of the limited liability company is [BRIDGER AEROSPACE GROUP HOLDINGS, LLC].]2

FIFTH: The Merger shall become effective [at [•] [a.m./p.m.] Eastern Time on [•]].

SIXTH: A copy of the Merger Agreement is on file at the principal place of business of the Surviving Company at the following address:

[•]3

[90 Aviation Lane

Belgrade, MT 59714]

[1]	Note to Draft: Company to confirm.
[3]	Note to Draft: Company to provide.

SEVENTH: A copy of the Merger Agreement will be furnished by the Surviving Company, on request and without cost, to any member of either constituent limited liability company.

[Signature page follows]

IN WITNESS WHEREOF, the Company has caused this Certificate of Merger to be signed by an authorized person as of the [•] day of [•].

BRIDGER AEROSPACE GROUP HOLDINGS, LLC

By:
Name: [•][4]
Title: [•]

[4]	Note to Draft: Company to provide.

EXHIBIT H

FORM OF FIRST SURVIVING LIMITED PARTNERSHIP CERTIFICATE OF LIMITED PARTNERSHIP

EXHIBIT H

AMENDED AND RESTATED

CERTIFICATE OF LIMITED PARTNERSHIP

OF

BTOF (GRANNUS FEEDER) - NQ L.P.

August [•], 2022

The undersigned, desiring to amend and restate the Certificate of Limited Partnership of BTOF (Grannus Feeder)-NQ L.P. (the “Partnership”) that was filed with the Delaware Secretary of State on November 16, 2018 pursuant to the provisions of Section 17-201 of the Delaware Revised Uniform Limited Partnership Act, hereby certifies as follows:

1. Name. The name of the Partnership is: BTOF (Grannus Feeder)-NQ L.P.

2. Registered Office. The address of the registered office of the Partnership in the State of Delaware is c/o Intertrust Corporate Services Delaware Ltd., 200 Bellevue Parkway, Suite 210, Bellevue Park Corporate Center, City of Wilmington, Delaware 19809.

3. Registered Agent. The name and address of the registered agent of the Partnership in the State of Delaware are Intertrust Corporate Services Delaware Ltd., 200 Bellevue Parkway, Suite 210, Bellevue Park Corporate Center, City of Wilmington, Delaware 19809.

4. General Partner. The name and the business address of the general partner of the Partnership are Wildfire GP Sub IV, LLC, 90 Aviation Lane, Belgrade, Montana 59714.

IN WITNESS WHEREOF, the undersigned has duly executed this Amended and Restated Certificate of Limited Partnership as of the date first above written and submits it for filing in accordance with the Delaware Revised Uniform Limited Partnership Act.

GENERAL PARTNER

Wildfire GP Sub IV, LLC

By:
Name:
Title:

EXHIBIT I

FORM OF SECOND SURVIVING COMPANY AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

EXHIBIT I

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

[ ]1

(ADOPTED BY SPECIAL RESOLUTION DATED [ ])

[1]	Note to Draft: Company to provide.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

[ ]2

(Adopted by special resolution dated [ ])

1	The name of the Company is [ ][3].

2

The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4	The liability of each Member is limited to the amount unpaid on such Member’s shares.

5	[The share capital of the Company is US$50,000 divided into 50,000 shares of a par value of US$1.00 each][4].

6

The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7	Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

[2]	Note to Draft: Company to provide.
[3]	Note to Draft: Company to provide.
[4]	Note to Draft: Company to confirm.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

[ ]5

(Adopted by special resolution dated [ ])

1	Interpretation

1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Articles”	means these articles of association of the Company.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Company”	means the above named company.

“Directors”	means the directors for the time being of the Company.

“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the memorandum of association of the Company.

[5]	Note to Draft: Company to provide.

“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Share”	means a share in the Company and includes a fraction of a share in the Company.

“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution.

“Statute”	means the Companies Act (As Revised) of the Cayman Islands.

“Subscriber”	means the subscriber to the Memorandum.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

1.2	In the Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)

any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

2

(h)

the term “and/or” is used to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;

(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)

any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)	sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m)

the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3	Issue of Shares

3.1

Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights. Notwithstanding the foregoing, the Subscriber shall have the power to:

(a)	issue one Share to itself;

3

(b)	transfer that Share by an instrument of transfer to any person; and

(c)	update the Register of Members in respect of the issue and transfer of that Share.

3.2	The Company shall not issue Shares to bearer.

4	Register of Members

4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2

The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5	Closing Register of Members or Fixing Record Date

5.1

For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2

In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3

If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6	Certificates for Shares

6.1

A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be

4

consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2

The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3

If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4

Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

7	Transfer of Shares

7.1

Subject to Article 3.1, Shares are transferable subject to the approval of the Directors by resolution who may, in their absolute discretion, decline to register any transfer of Shares without giving any reason. If the Directors refuse to register a transfer they shall notify the transferee within two months of such refusal.

7.2

The instrument of transfer of any Share shall be in writing and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee). The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8	Redemption, Repurchase and Surrender of Shares

8.1

Subject to the provisions of the Statute the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the Shares.

8.2

Subject to the provisions of the Statute, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

8.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4	The Directors may accept the surrender for no consideration of any fully paid Share.

5

9	Treasury Shares

9.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10	Variation of Rights of Shares

10.1

If at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2

For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

11	Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of that person subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

6

12	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13	Lien on Shares

13.1

The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or their estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2

The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within 14 clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3

To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or their nominee shall be registered as the holder of the Shares comprised in any such transfer, and they shall not be bound to see to the application of the purchase money, nor shall their title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4

The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14	Call on Shares

14.1

Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least 14 clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon them notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

7

14.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4

If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5

An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7

The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by that Member, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8

No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15	Forfeiture of Shares

15.1

If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than 14 clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2

If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

8

15.3

A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4

A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by that person to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but that person’s liability shall cease if and when the Company shall have received payment in full of all monies due and payable by them in respect of those Shares.

15.5

A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall their title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6

The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16	Transmission of Shares

16.1

If a Member dies the survivor or survivors (where they were a joint holder) or their legal personal representatives (where they were a sole holder), shall be the only persons recognised by the Company as having any title to the deceased Member’s Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which the Member was a joint or sole holder.

16.2

Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by that person to the Company, either to become the holder of such Share or to have some person nominated by them registered as the holder of such Share. If they elect to have another person registered as the holder of such Share they shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before their death or bankruptcy or liquidation or dissolution, as the case may be.

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16.3

A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which they would be entitled if they were the holder of such Share. However, they shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered or to have some person nominated by them registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before their death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within 90 days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17	Amendments of Memorandum and Articles of Association and Alteration of Capital

17.1	The Company may by Ordinary Resolution:

(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)

by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)

cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

17.2

All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

17.3	Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(a)	change its name;

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(b)	alter or add to the Articles;

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital or any capital redemption reserve fund.

18	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

19	General Meetings

19.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

19.2

The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o’clock in the morning. At these meetings the report of the Directors (if any) shall be presented.

19.3	The Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

19.4

A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than 10% in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.

19.5

The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

19.6

If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within 21 days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further 21 days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said 21 day period.

19.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

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20	Notice of General Meetings

20.1

At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote at the meeting; and

(b)

in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than 95% in par value of the Shares giving that right.

20.2

The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

21	Proceedings at General Meetings

21.1

No business shall be transacted at any general meeting unless a quorum is present. Two Members being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member present in person or by proxy or (in the case of a corporation or other non-natural person) by its duly authorised representative or proxy.

21.2

A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

21.3

A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

21.4

If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

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21.5

The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairperson of a general meeting of the Company or, if the Directors do not make any such appointment, the chairperson, if any, of the board of Directors shall preside as chairperson at such general meeting. If there is no such chairperson, or if the chairperson shall not be present within 15 minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairperson of the meeting.

21.6

If no Director is willing to act as chairperson or if no Director is present within 15 minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairperson of the meeting.

21.7

The chairperson may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

21.8

When a general meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

21.9

A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, the chairperson demands a poll, or any other Member or Members collectively present in person or by proxy (or in the case of a corporation or other non-natural person, by its duly authorised representative or proxy) and holding at least 10% in par value of the Shares giving a right to attend and vote at the meeting demand a poll.

21.10

Unless a poll is duly demanded and the demand is not withdrawn a declaration by the chairperson that a resolution has been carried or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, an entry to that effect in the minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

21.11	The demand for a poll may be withdrawn.

21.12

Except on a poll demanded on the election of a chairperson or on a question of adjournment, a poll shall be taken as the chairperson directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

21.13

A poll demanded on the election of a chairperson or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairperson of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

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21.14	In the case of an equality of votes, whether on a show of hands or on a poll, the chairperson shall be entitled to a second or casting vote.

22	Votes of Members

22.1

Subject to any rights or restrictions attached to any Shares, on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or by proxy, shall have one vote and on a poll every Member present in any such manner shall have one vote for every Share of which they are the holder.

22.2

In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

22.3

A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by their committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

22.4

No person shall be entitled to vote at any general meeting unless they are registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by them in respect of Shares have been paid.

22.5

No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairperson whose decision shall be final and conclusive.

22.6

On a poll or on a show of hands votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands and shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

22.7

On a poll, a Member holding more than one Share need not cast the votes in respect of their Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing the proxy, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which they are appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which they are appointed.

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23	Proxies

23.1

The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of their attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

23.2

The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

23.3

The chairperson may in any event at their discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairperson, shall be invalid.

23.4

The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

23.5

Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

24	Corporate Members

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which they represent as the corporation could exercise if it were an individual Member.

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25	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

26	Directors

There shall be a board of Directors consisting of not less than one person (exclusive of alternate Directors) provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors. The first Directors of the Company may be determined in writing by, or appointed by a resolution of, the Subscriber.

27	Powers of Directors

27.1

Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

27.2

All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

27.3

The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to their surviving spouse, civil partner or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

27.4

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

28	Appointment and Removal of Directors

28.1	The Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

28.2

The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

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29	Vacation of Office of Director

The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that they resign the office of Director; or

(b)

the Director is absent (for the avoidance of doubt, without being represented by proxy or an alternate Director appointed by them) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that they have by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with their creditors generally; or

(d)	the Director is found to be or becomes of unsound mind; or

(e)

all of the other Directors (being not less than two in number) determine that the Director should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

30	Proceedings of Directors

30.1

The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director. A person who holds office as an alternate Director shall, if their appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if their appointor is not present, count twice towards the quorum.

30.2

Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairperson shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of their appointor to a separate vote on behalf of their appointor in addition to their own vote.

30.3

A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairperson is located at the start of the meeting.

30.4

A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution (an alternate Director being entitled to sign such a resolution

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on behalf of their appointor and if such alternate Director is also a Director, being entitled to sign such resolution both on behalf of their appointor and in their capacity as a Director) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

30.5

A Director or alternate Director may, or other officer of the Company on the direction of a Director or alternate Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

30.6

The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

30.7

The Directors may elect a chairperson of their board and determine the period for which they are to hold office; but if no such chairperson is elected, or if at any meeting the chairperson is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairperson of the meeting.

30.8

All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

30.9

A Director but not an alternate Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by that Director. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

31	Presumption of Assent

A Director or alternate Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless their dissent shall be entered in the minutes of the meeting or unless they shall file their written dissent from such action with the person acting as the chairperson or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director or alternate Director who voted in favour of such action.

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32	Directors’ Interests

32.1

A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with their office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

32.2

A Director or alternate Director may act on their own or by, through or on behalf of their firm in a professional capacity for the Company and they or their firm shall be entitled to remuneration for professional services as if they were not a Director or alternate Director.

32.3

A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by them as a director or officer of, or from their interest in, such other company.

32.4

No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director (or their alternate Director in their absence) shall be at liberty to vote in respect of any contract or transaction in which they are interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by them at or prior to its consideration and any vote thereon.

32.5

A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which they have an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

33	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors or alternate Directors present at each meeting.

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34	Delegation of Directors’ Powers

34.1

The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers, authorities and discretions as they consider desirable to be exercised by that Director, provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if they cease to be a Director. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

34.2

The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

34.3

The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

34.4

The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in them.

34.5

The Directors may appoint such officers of the Company (including, for the avoidance of doubt and without limitation, any secretary) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of their appointment an officer of the Company may be removed by resolution of the Directors or Members. An officer of the Company may vacate their office at any time if they give notice in writing to the Company that they resign their office.

35	Alternate Directors

35.1

Any Director (but not an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by them.

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35.2

An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which their appointor is a member, to attend and vote at every such meeting at which the Director appointing them is not personally present, to sign any written resolution of the Directors, and generally to perform all the functions of their appointor as a Director in their absence.

35.3	An alternate Director shall cease to be an alternate Director if their appointor ceases to be a Director.

35.4	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

35.5

Subject to the provisions of the Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for their own acts and defaults and shall not be deemed to be the agent of the Director appointing them.

36	No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

37	Remuneration of Directors

37.1

The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2

The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond that Director’s ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to their remuneration as a Director.

38	Seal

38.1

The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer of the Company or other person appointed by the Directors for the purpose.

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38.2

The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a fax of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3

A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over their signature alone to any document of the Company required to be authenticated by them under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39	Dividends, Distributions and Reserve

39.1

Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

39.2

Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by the Member to the Company on account of calls or otherwise.

39.4

The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5

Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6

The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

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39.7

Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8	No Dividend or other distribution shall bear interest against the Company.

39.9

Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

40	Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

41	Books of Account

41.1

The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and

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liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

41.2

The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3

The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42	Audit

42.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2

Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.3

Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

43	Notices

43.1

Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, telex, fax or email to such Member or to such Member’s address as shown in the Register of Members (or where the notice is given by email by sending it to the email address provided by such Member). Any notice, if posted from one country to another, is to be sent by airmail.

43.2

Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall

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be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted. Where a notice is sent by telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by email service shall be deemed to be effected by transmitting the email to the email address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the email to be acknowledged by the recipient.

43.3

A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4

Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves because they are a legal personal representative or a trustee in bankruptcy of a Member where the Member but for their death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44	Winding Up

44.1

If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)

if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)

if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

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44.2

If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

45	Indemnity and Insurance

45.1

Every Director and officer of the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former officer of the Company (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

45.2

The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3

The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

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47	Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

48	Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

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EXHIBIT J

FORM OF THIRD SURVIVING COMPANY LIMITED LIABILITY COMPANY AGREEMENT

EXHIBIT J

FINAL FORM

SIXTH AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

BRIDGER AEROSPACE GROUP HOLDINGS, LLC

This SIXTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms hereof, the “Agreement”) of Bridger Aerospace Group Holdings, LLC, a Delaware limited liability company (the “Company”) is effective and dated as of [•], 2022, by [Wildfire New PubCo, Inc. a Delaware corporation (“New PubCo”)]1 and BTOF (Grannus Feeder) – NQ L.P., a Delaware limited partnership (together as the members of the Company (the “Members”)), pursuant to and in accordance with the Delaware Limited Liability Company Act (6 De.C. § 18-101, et seq.), as amended from time to time (the “Act”).

RECITAL

WHEREAS, the Company was formed pursuant to a Certificate of Formation filed for recordation in the office of the Secretary of State of the State of Delaware on November 20, 2018;

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of August 3, 2022, by and among the Members, Wildfire Merger Sub III, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of the Member (“Wildfire Merger Sub III”), the Company and the other parties thereto (the “Merger Agreement”), Wildfire Merger Sub III was merged with and into the Company, with the Company surviving the merger (the “Merger”); and

WHEREAS, in connection with the Merger, the Members intend to amend and restate the Fifth Amended and Restated Limited Liability Company Agreement of the Company, dated as of April 25, 2022 (the “Prior LLCA”) by entering into this Agreement.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members, intending to be legally bound, hereby agree to amend and restate the Prior LLCA as follows:

[1]	Note to Draft: Update to prior to Closing.

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ARTICLE I

The Limited Liability Company

1.1 Formation; Certificates. The Company was formed as a limited liability company pursuant to the provisions of the Act. A certificate of formation for the Company as described in Section 18-201, et seq. of the Act (the “Certificate of Formation”) was filed in the Office of the Secretary of State of the State of Delaware in conformity with the Act on November 20, 2018. The Members shall execute, deliver and file any other certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

1.2 Name. The name of the Company is “Bridger Aerospace Group Holdings, LLC” and its business shall be carried on in such name with such variations and changes as the Members shall determine or deem necessary to comply with requirements of the jurisdictions in which the Company’s operations are conducted.

1.3 Business Purpose; Powers. The Company is formed for the purpose of engaging in any lawful business, purpose or activity for which limited liability companies may be formed under the Act. The Company shall possess and may exercise all the powers and privileges granted by the Act or by any other law or by this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary, appropriate, proper, advisable, incidental or convenient to the conduct, promotion, furtherance or attainment of the business purposes or activities of the Company and for the protection and benefit of the Company. The Company shall, without limitation, have all of the powers that may be exercised by the Members on behalf of the Company pursuant to this Agreement, including pursuant to Section 3.1.

1.4 Registered Office and Agent. The address of the Company’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company. The registered office and/or registered agent of the Company may be changed from time to time in the discretion of the Managing Member.

1.5 Principal Place of Business. The principal place of business and office of the Company shall be located, and the Company’s business shall be conducted from, such place or places as may hereafter be determined by the Managing Member.

1.6 Term. The term of the Company commenced on the date of filing of the Certificate of Formation of the Company in accordance with the Act and shall continue until dissolution of the Company in accordance with ARTICLE VI of this Agreement.

1.7 Limitation on Liability. Except as otherwise required in the Act, all debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and none of the Members, any Officer (as defined below), employee or agent of the Company (including a person having more than one such capacity) shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of acting in such capacity or participating in the management of the Company.

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ARTICLE II

The Members

2.1 The Members. The name and address of the Members are as follows:

Name	Address

[Wildfire New PubCo, Inc.]	[90 Aviation Lane Belgrade, MT 59714]

BTOF (Grannus Feeder) – NQ L.P.	[90 Aviation Lane, Belgrade, MT 59714]

2.2 Actions by the Members. Subject to Section 3.1 below, the Members may approve a matter or take any action at a meeting or without a meeting by the written consent of the Members.

2.3 Power to Bind the Company. Subject to Section 3.1 below, the Managing Member (acting in its capacity as such) shall have the authority to bind the Company to any third party with respect to any matter.

2.4 Admission of Members. Subject to Section 3.1 below, one or more additional members may be admitted to the Company with the prior written consent of the Members. Prior to the admission of any such additional members to the Company, the Members shall amend this Agreement to make such changes as the Members shall determine to reflect the fact that the Company shall have such additional members. Each additional member shall execute and deliver a supplement or counterpart to this Agreement, as necessary.

2.5 Membership Interests; Certificates. The Company will not issue any certificates to evidence ownership of the membership interests.

ARTICLE III

The Managing Member

3.1 Management. The management, business, affairs, operation and policy of the Company shall be vested exclusively in the Managing Member. In furtherance of the foregoing, and notwithstanding anything to the contrary contained herein, in no event and at no time shall the Company be managed by one or more managers or directors or by a board of managers, board of directors or similar governing body. The Managing Member, acting through its duly authorized agents, is authorized and empowered on behalf and in the name of the Company to perform all acts and engage in all activities and transactions which it may in its sole discretion deem necessary or advisable in order to cause the Company to carry out its purpose and exercise the powers granted to the Company hereunder and under the Act. The Managing Member is an agent of the Company and the actions of the Managing Member in such capacity shall be binding on the Company without liability to the Managing Member. The Managing Member may approve a matter or take any action at a meeting or without a meeting by the written consent of the Member. The Members hereby unanimously appoint [New PubCo] as the Managing Member of the Company.

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3.2 Execution of Documents. The Managing Member is specifically authorized to execute, sign, seal and deliver in the name of and on behalf of the Company any and all agreements, certificates, instruments or other documents requisite to carrying out the intentions and purposes of this Agreement and of the Company.

3.3 Member Compensation. The Managing Member may be compensated for its services to the Company, as determined in its sole discretion.

3.4 Officers and Related Persons. The Managing Member shall have the authority to appoint and terminate officers of the Company (“Officers”) and retain and terminate employees, agents and consultants of the Company and to delegate such duties to any such Officers, employees, agents and consultants from time to time as the Managing Member deems appropriate or advisable, including the power, acting individually or jointly, to represent and bind the Company in all matters, in accordance with the scope of their respective duties; provided, that any delegation pursuant to this Section 3.4 may be revoked at any time by the Managing Member in its sole discretion. The Member may assign in writing titles (including, without limitation, President, Vice President, Secretary and Treasurer) to any Officer appointed by the Member pursuant to this Section 3.4. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such Officer of the authorities and duties that are normally associated with that office. Any Officer may resign at any time by giving written notice to the Member. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. A vacancy in any office because of death, resignation, removal, disqualification or any other cause, shall be filled by the Member or any such person as may be appointed by the Member.

ARTICLE IV

Capital Structure and Contributions

4.1 Capital Structure. The capital structure of the Company shall consist of one class of common interests (the “Common Units”). All Common Units shall be identical with each other in every respect. The Members owns all of the Common Units issued and outstanding, as set forth on Schedule A attached hereto.

4.2 Capital Contributions. Subject to Section 3.1 above, capital contributions may be made by the Members at such times and in such amounts as may be determined by the Members. A capital account shall be maintained for the Members, to which contributions and profits shall be credited and against which distributions and losses shall be charged.

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ARTICLE V

Profits, Losses and Distributions

5.1 Profits and Losses. Subject to Section 3.1 above, for financial accounting and tax purposes, the Company’s net profits or net losses shall be determined on an annual basis in accordance with the manner determined by the Managing Member. In each year, profits and losses shall be allocated entirely to the Members pro rata in accordance with the respective membership interests as set forth in Schedule A, attached hereto.

5.2 Distributions. Subject to Section 3.1 above, the Members shall be entitled to receive distributions, including, without limitation, tax distributions or distributions in connection with the liquidation, dissolution or winding up of the affairs of the Company, when, as and if determined by the Managing Member, in its sole discretion, out of funds of the Company legally available therefor, net of any reserves, payable on such record date to the Members. For the avoidance of doubt, (a) distributions shall be distributed entirely to the Members, and (b) all determinations made pursuant to this Section 5.2 shall be made by the Managing Member in its sole discretion. Such distributions shall be paid to the Members pro rata in accordance with the respective membership interests as set forth in Schedule A, attached hereto.

ARTICLE VI

Events of Dissolution

The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events:

(a) the written consent of the Members to dissolve the Company;

(b) the bankruptcy, dissolution, termination or winding-up of all Members; or

(c) the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act.

In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner) and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the Act.

ARTICLE VII

Transfer of Common Units of the Company

The Members may sell, assign, transfer, pledge, hypothecate, convey, gift, exchange or otherwise dispose of any or all of their Common Units as determined in their sole discretion and, upon receipt by the Company of a written agreement executed by the person or entity to whom such Common Units are to be transferred agreeing to be bound by the terms of this Agreement as amended from time to time, such person shall be admitted as a member.

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ARTICLE VIII

Exculpation; Indemnification

8.1 Exculpation of Covered Persons. None of the Members or any affiliate, officer, director, stockholder, partner, employee, representative or agent of the Members, nor any Officer (each a “Covered Person”) shall be liable to the Company or any other person or entity bound by this Agreement for any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the Company, provided that, the foregoing shall not apply with respect to any act or omission by an Officer (i) that constitutes fraud, willful misconduct or gross negligence or (ii) where such Officer derives an improper personal benefit from such act or omission. This Agreement is not intended to, and does not, create or impose any fiduciary duty on the Members. Furthermore, the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of the Members to the Company are only as expressly set forth in this Agreement.

8.2 Right of Indemnification of Covered Persons. To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative (“Action”), in which the Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of any act or omission performed by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the Company, provided that, an Officer shall not be entitled to indemnification under this Section 8.2 with respect to (i) any Action with respect to which such Officer has engaged in fraud, willful misconduct, or gross negligence, (ii) any Action with respect to which such Officer has derived any improper personal benefit, or (iii) any Action initiated by such Officer unless such Action (or part thereof) (A) was brought to enforce such Officer’s rights to indemnification hereunder or (B) was authorized or consented to by the Members. For the avoidance of doubt, any indemnity under this ARTICLE VIII shall be provided out of and to the extent of the Company’s assets only, and the Members shall not have any personal liability on account thereof.

8.3 Prepayment of Expenses of Covered Persons. The Company shall pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any Action in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Action shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this ARTICLE VIII or otherwise.

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8.4 Claims by Covered Person. If a claim for indemnification or advancement of expenses under this ARTICLE VIII is not paid in full within 30 days after a written claim therefor by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Company shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

8.5 Indemnification of Employees and Agents. The Company may indemnify and hold harmless any employee or agent of the Company from any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from any Action in which such employee or agent may be involved, or threatened to be involved, as a party or otherwise, by reason of any act or omission performed by such employee or agent in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such employee or agent by the Company, provided that the Company shall not indemnify any employee or agent with respect to (i) any Action with respect to which such employee or agent has engaged in fraud, willful misconduct, or gross negligence, (ii) any Action with respect to which such employee or agent has derived any improper personal benefit, or (iii) any Action initiated by such employee’s or agent’s unless such Action (or part thereof) (A) was brought to enforce such employee’s or agent’s rights to indemnification or (B) was authorized or consented to by the Managing Member. The ultimate determination of entitlement to indemnification of persons who are employees or agents shall be made in such manner as is determined by the Managing Member in its sole discretion.

8.6 Advancement of Expenses of Employees and Agents. The Company may pay the expenses (including attorney’s fees) incurred by an employee or agent in defending any Action in advance of its final disposition on such terms and conditions as may be determined by the Managing Member.

8.7 Non-Exclusivity of Rights. The rights conferred on any person by this ARTICLE VIII shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Agreement or any other agreement or otherwise.

8.8 Other Indemnification. The Company’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another company, corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other company, corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8.9 Insurance. The Managing Member may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Company’s expense insurance: (i) to indemnify the Company for any obligation which it incurs as a result of the indemnification obligations under the provisions of this ARTICLE VIII and (ii) to indemnify or insure Officers and employees against liability in instances in which they may not otherwise be indemnified by the Company under the provisions of this ARTICLE VIII.

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8.10 Amendment or Repeal. Any repeal or modification of the foregoing provisions of this ARTICLE VIII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Covered Person and such person’s heirs, executors and administrators.

ARTICLE IX

Miscellaneous

9.1 Tax Treatment. Unless otherwise determined by the Managing Member, the Company shall be a disregarded entity for U.S. federal income tax purposes (as well as for any analogous state or local tax purposes), and the Members and the Company shall timely make any and all necessary elections and filings for the Company treated as a disregarded entity for U.S. federal income tax purposes (as well as for any analogous state or local tax purposes).

9.2 Other Business. The Members may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

9.3 Amendments. Amendments to this Agreement and to the Certificate of Formation shall be approved in writing by the Members. An amendment shall become effective as of the date specified in the approval of the Members or if none is specified as of the date of such approval or as otherwise provided in the Act.

9.4 Severability. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal unless such invalid or unenforceable provision or clause shall be so significant as to materially affect the expectations of the Members regarding this Agreement. Otherwise, any invalid or unenforceable provision shall be replaced by the Members with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

9.5 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

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9.6 Governing Law. This Agreement, and all claims, proceedings or causes of action (whether in contract, tort, statute or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance or this Agreement, shall be governed by, construed and enforced in accordance with the internal laws of the State of Delaware, without giving effect to any laws, rules or provisions that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each party hereby irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware sitting in the City of Wilmington, Delaware (or solely in the event the Court of Chancery of the State of Delaware decline to exercise such jurisdiction, the exclusive jurisdiction of any federal or state court sitting in the City of Wilmington, Delaware) (collectively, the “Courts”), for any lawsuits, actions, claims or other proceedings that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance or this Agreement and (b) waive any objection you may now or may hereafter have to laying of venue in the Courts, including, without limitation, based on improper venue or forum non conveniens. Each party agrees not to commence any such lawsuit, action, claim or other proceeding except in the Courts. ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LAWSUIT, ACTION, CLAIM OR OTHER PROCEEDING BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT IS EXPRESSLY AND IRREVOCABLY WAIVED.

9.7 Limited Liability Company. The Members intend to form a limited liability company and do not intend to form a partnership under the laws of the State of Delaware or any other laws.

9.8 Entire Agreement. This Agreement constitutes the entire agreement of the Members with respect to the subject matter hereof.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the undersigned has duly executed this Sixth Amended and Restated Limited Liability Company Agreement as of the day first above written.

MEMBERS

[WILDFIRE NEW PUBCO, INC.]

By:
Name:	[•]
Title:	[•]

BTOF (GRANNUS FEEDER) – NQ L.P.

By:
Name:	[•]
Title:	[•]

[SIGNATURE PAGE TO SIXTH AMENDED AND RESTATED LLC AGREEMENT OF BRIDGER AEROSPACE GROUP HOLDINGS, LLC ]

SCHEDULE A2

Name of Members	Units
[Wildfire New PubCo, Inc.]	[	•]
BTOF (Grannus Feeder) – NQ L.P.	[	•]

[2]	Note to Draft: To be revised prior to Closing.

EXHIBIT K

MOUNTAIN AIR TERM SHEET

Exhibit K

Mountain Air Term Sheet

August 3, 2022

Reference is made to (i) that certain Agreement and Plan of Merger (“Agreement”), dated as of the date hereof, by and among Jack Creek Investment Corp., a Cayman Islands exempted company (“Purchaser”), Wildfire New PubCo, Inc., a Delaware corporation and direct, wholly owned subsidiary of Purchaser (“New PubCo”), Wildfire Merger Sub I, Inc., a Delaware corporation and direct, wholly owned subsidiary of New PubCo (“Wildfire Merger Sub I”), Wildfire Merger Sub II, Inc., a Delaware corporation and direct, wholly owned subsidiary of New PubCo (“Wildfire Merger Sub II”), Wildfire Merger Sub III, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of New PubCo (“Wildfire Merger Sub III”), Wildfire GP Sub IV, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of New PubCo (“Wildfire Merger Sub IV” and together with Wildfire Merger Sub I, Wildfire Merger Sub II, and Wildfire Merger Sub III, the “Merger Subs”), BTOF (Grannus Feeder) – NQ L.P., a Delaware limited partnership (“Blocker”) and Bridger Aerospace Group Holdings, LLC and (ii) that certain Side Letter (“Side Letter”), dated as of the date hereof, by and among Purchaser, New PubCo, Bridger Aerospace Group Holdings, LLC, Red Cloud Holdings, LLC and Timothy P. Sheehy. The following terms shall govern the transfer of all issued and outstanding ownership interests of Mountain Air, LLC (“Mountain Air”) to the Company or its subsidiaries (collectively, the “Company”).

Transaction Structure	The members of Mountain Air, being Timothy P. Sheehy and Red Cloud Holdings, LLC, (“Founders”), in respect of their one hundred percent (100%) ownership interests (the “Interests”) of Mountain Air, shall cause the entirety of their Interests to be transferred to the Company. Founders and the Company will use reasonable best efforts to complete the transfer of such Interests from Founders to the Company pursuant to a definitive agreement(s) to be entered into by Founders and the Company prior to the Closing (as defined in the Agreement) in good faith, and in accordance with the terms and conditions herein, the Agreement and the Side Letter.

Purchase Price	$1.00 and other good and valuable consideration.

Representations and Warranties	Customary representations and warranties for an “as is, where is” related party transaction.

No Recourse	The Company shall have no recourse against the Founders other than specific performance, excepting fraud.

Governance	Mountain Air shall be managed by the Company, as its sole member.

Timeline	Founders and the Company will complete the transfer from Founders to the Company prior to the Closing Date (as defined in the Agreement).

Other	The definitive agreement(s) will be governed by Delaware law.

EXHIBIT L

FORM OF 2022 OMNIBUS INCENTIVE PLAN

Exhibit L

EXHIBIT L

[NEW PUBCO]

2022 OMNIBUS INCENTIVE PLAN

Section 1. Purpose. The purpose of the [New PubCo] 2022 Omnibus Incentive Plan (as amended from time to time, the “Plan”) is to motivate and reward employees and other individuals to perform at the highest level and contribute significantly to the success of [New PubCo], and any successor corporation thereto (the “Company”), thereby furthering the best interests of the Company and its shareholders.

Section 2. Definitions. As used in the Plan, the following terms shall have the meanings set forth below:

(a)	“Affiliate” means any entity that, directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, a Person.

(b)	“Award” means any Option, SAR, Restricted Stock, RSU, Performance Award, Other Cash-Based Award or Other Stock-Based Award, in any case, granted under the Plan.

(c)

“Award Agreement” means any agreement, contract or other instrument or document (including in electronic form) evidencing any Award granted under the Plan, which may, but need not, be executed or acknowledged by a Participant.

(d)

“Beneficiary” means a Person entitled to receive payments or other benefits or exercise rights that are available under the Plan in the event of a Participant’s death. If no such Person can be named or is named by a Participant, or if no Beneficiary designated by a Participant is eligible to receive payments or other benefits or exercise rights that are available under the Plan at a Participant’s death, such Participant’s Beneficiary shall be such Participant’s estate.

(e)	“Board” means the Board of Directors of the Company.

(f)	“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

(g)	“Capital Stock” means the Company’s common stock, [$0.00001] par value.

(h)

[“Cause” is as defined in any employment, service, consulting, change-in-control, severance, or any other agreement between the Participant and the Company or its Affiliates, if any, or if not so defined, means the Participant’s: (i) misconduct, (ii) conduct that is injurious to the Company or its Affiliates; (iii) conviction of, plea of guilty to, or plea of nolo contendere to, (x) a felony or (y) any other criminal offense involving moral turpitude, fraud or dishonesty, (iv) commission of an act of fraud, embezzlement or misappropriation, in each case, against the Company or any of its Affiliates, (v) breach of any policies of the Company or its Affiliates or (vi) breach of any applicable employment or service agreement between the Participant and the Company or any of its Affiliates. The determination of whether Cause exists shall be made by the Committee in its sole discretion.]

(i)	“Change in Control” means the occurrence of any one or more of the following events:

(i)

any Person, other than any Non-Change in Control Person, is (or becomes, during any 12-month period) the “beneficial owner” (as such term is defined in Rule 13d- 3 under the Exchange Act), directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person or any securities acquired directly from the Company or its Affiliates other than in connection with the acquisition by the Company or its Affiliates of a business)

representing 50% or more of the total voting power of the stock of the Company; provided that the provisions of this subsection (i) are not intended to apply to or include as a Change in Control any transaction that is specifically excepted from the definition of Change in Control under subsection (iii) below;

(ii)

a change in the composition of the Board such that, during any 12-month period, the individuals who, as of the beginning of such period, constitute the Board (the “Existing Board”) cease for any reason to constitute at least 50% of the Board; provided, however, that any individual becoming a member of the Board subsequent to the beginning of such period whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the Directors immediately prior to the date of such appointment or election shall be considered as though such individual were a member of the Existing Board; provided, further, that, notwithstanding the foregoing, no individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 or Regulation 14A promulgated under the Exchange Act or successor statutes or rules containing analogous concepts) or other actual or threatened solicitation of proxies or consents by or on behalf of an individual, corporation, partnership, group, associate or other entity or Person other than the Board, shall in any event be considered to be a member of the Existing Board;

(iii)

the consummation of a merger or consolidation of the Company with any other corporation or other entity, or the issuance of voting securities in connection with a merger or consolidation of the Company pursuant to applicable stock exchange requirements; provided that immediately following such merger or consolidation the voting securities of the Company outstanding immediately prior thereto do not continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity of such merger or consolidation or parent entity thereof) 50% or more of the total voting power of the Company’s stock (or, if the Company is not the surviving entity of such merger or consolidation, 50% or more of the total voting power of the stock of such surviving entity or parent entity thereof); and provided, further, that a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the beneficial owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person or any securities acquired directly from the Company or its Affiliates other than in connection with the acquisition by the Company or its Affiliates of a business) representing 50% or more of either the then-outstanding Shares or the combined voting power of the Company’s then-outstanding voting securities shall not be considered a Change in Control; or

(iv)

the sale or disposition by the Company of all or substantially all of the Company’s assets in which any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person) assets from the Company that have a total gross fair market value equal to more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions.

Notwithstanding the foregoing, (A) no Change in Control shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which the record holders of the Shares immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns substantially all of the assets of the Company immediately prior to such transaction or series of transactions, (B) to the extent an Award is subject to Section 409A of the Code if and only to the extent required to comply with the requirements of Section 409A of the Code, no event or

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circumstances described in any of clauses (i) through (iv) above shall constitute a Change in Control unless such event or circumstances also constitute a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, as defined in Section 409A of the Code and (C) no Change in Control shall be deemed to have occurred upon the acquisition of additional control of the Company by any Person that is considered to effectively control the Company. In no event will a Change in Control be deemed to have occurred if any Participant is part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act that effects a Change in Control. Terms used in the definition of a Change in Control shall be as defined or interpreted in a manner consistent with Section 409A of the Code. Further and for the avoidance of doubt, in no event will the transactions contemplated by that certain Agreement and Plan of Merger entered into on [___], 2022, by and among the Company, [____] (the “Merger Agreement”) or the transactions occurring in connection therewith constitute a Change in Control.

(j)

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Code shall include any successor provision thereto.

(k)

“Committee” means the compensation committee of the Board, unless another committee or subcommittee is designated by the Board, which may include one or more Company directors or executive officers to the extent permitted under applicable law. If there is no compensation committee of the Board and the Board does not designate another committee, references herein to the “Committee” shall refer to the Board. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3, a “non-employee director” within the meaning of Rule 16b-3; however, a Committee member’s failure to qualify as a “non-employee director” within the meaning of Rule 16b-3 will not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

(l)

“Consultant” means any individual, including an advisor, who is providing services to the Company or any Subsidiary or who has accepted an offer of service or consultancy from the Company or any Subsidiary.

(m)	“Director” means any member of the Board.

(n)	“Effective Date” means the date immediately after the Closing Date as defined in the Merger Agreement.

(o)

“Employee” means any individual, including any officer, employed by the Company or any Subsidiary or any prospective employee or officer who has accepted an offer of employment from the Company or any Subsidiary, with the status of employment determined based upon such factors as are deemed appropriate by the Committee in its discretion, subject to any requirements of the Code or applicable laws.

(p)

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Exchange Act shall include any successor provision thereto.

(q)

“Fair Market Value” means (i) with respect to Shares, (A) the closing price of a Share on the trading day immediately preceding the date of determination (or, if there is no reported sale on such date, on the last preceding date on which a sale occurred, as reported in The Wall Street Journal or another source that the Committee deems reliable), on the principal stock market or exchange on which the Shares are quoted or traded, or (B) if Shares are not so quoted or traded, the fair market value of a Share as determined by the Committee, and (ii) with respect to any property other than Shares, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee acting in good faith after taking into consideration all factors which it deems appropriate, including, without limitation, any independent third-party valuation or the requirements of Sections 409A and 422 of the Code.

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(r)

“Incentive Stock Option” means an option representing the right to purchase Shares from the Company, granted pursuant to the provisions of Section 6, that meets the requirements of Section 422 of the Code.

(s)

“Intrinsic Value” means, with respect to an Option or SAR Award, (i) the excess, if any, of the price or implied price per Share in a Change in Control or other event over (ii) the exercise or hurdle price of such Award multiplied by (iii) the number of Shares covered by such Award.

(t)

“Non-Change in Control Person” means (i) any employee plan established by the Company or any Subsidiary, (ii) the Company or any of its Affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by stockholders of the Company in substantially the same proportions as their ownership of the Company.

(u)	“Non-Qualified Stock Option” means an option representing the right to purchase Shares from the Company, granted pursuant to Section 6, that is not an Incentive Stock Option.

(v)	“Option” means an Incentive Stock Option or a Non-Qualified Stock Option.

(w)

“Other Cash-Based Award” means an Award granted pursuant to Section 11, including cash awarded as a bonus or upon the attainment of specified performance criteria or otherwise as permitted under the Plan.

(x)

“Other Stock-Based Award” means an Award granted pursuant to Section 11 that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares or factors that may influence the value of Shares, including convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, purchase rights for Shares, dividend rights or dividend equivalent rights or Awards with value and payment contingent upon performance of the Company or business units thereof or any other factors designated by the Committee.

(y)	“Participant” means the recipient of an Award granted under the Plan.

(z)	“Performance Award” means an Award granted pursuant to Section 10.

(aa)

“Performance Period” means the period established by the Committee with respect to any Performance Award during which the performance goals specified by the Committee with respect to such Award are to be measured.

(bb)	“Person” has the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a “group” as defined in Section 13(d) thereof.

(cc)	“Restricted Stock” means any Share subject to certain restrictions and forfeiture conditions, granted pursuant to Section 8.

(dd)

“RSU” means a contractual right granted pursuant to Section 9 that is denominated in Shares. Each RSU represents a right to receive the value of one Share (or a percentage of such value) in cash, Shares or a combination thereof. Awards of RSUs may include the right to receive dividend equivalents.

(ee)

“SAR” means any right granted pursuant to Section 7 to receive upon exercise by the Participant or settlement, in cash, Shares or a combination thereof, the excess of (i) the Fair Market Value of one Share on the date of exercise or settlement over (ii) the exercise or hurdle price of the right on the date of grant (as may be adjusted pursuant to Section 5(c) or otherwise).

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(ff)	“SEC” means the Securities and Exchange Commission.

(gg)	“Share” means a share of Capital Stock.

(hh)

“Subsidiary” means an entity of which the Company, directly or indirectly, holds all or a majority of the value of the outstanding equity interests of such entity or a majority of the voting power with respect to the voting securities of such entity.

(ii)

“Substitute Award” means an Award granted in assumption of, or in substitution for, an outstanding award previously granted by a company or other business acquired by the Company or with which the Company combines.

(jj)

“Termination of Service” means, in the case of a Participant who is an Employee, cessation of the employment relationship such that the Participant is no longer an employee of the Company or any Subsidiary, or, in the case of a Participant who is a Consultant or non-employee Director, the date the performance of services for the Company or any Subsidiary has ended; provided, however, that in the case of a Participant who is an Employee, the transfer of employment from the Company to a Subsidiary, from a Subsidiary to the Company, from one Subsidiary to another Subsidiary or, unless the Committee determines otherwise, the cessation of employee status but the continuation of the performance of services for the Company or a Subsidiary as a Director or Consultant, or the cessation of Director or Consultant status but the continuation of the performance of services for the Company or a Subsidiary as an Employee, shall not be deemed a cessation of service that would constitute a Termination of Service; provided, further, that a Termination of Service shall be deemed to occur for a Participant employed by, or performing services for, a Subsidiary when a Subsidiary ceases to be a Subsidiary unless such Participant’s employment or service continues with the Company or another Subsidiary. Notwithstanding the foregoing, with respect to any Award subject to Section 409A of the Code (and not exempt therefrom), a Termination of Service occurs when a Participant experiences a “separation of service” (as such term is defined under Section 409A of the Code).

Section 3. Eligibility.

(a)

Any Employee, Director or Consultant shall be eligible to be selected to receive an Award under the Plan, to the extent that an offer of an Award or a receipt of such Award is permitted by the terms herein, applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

(b)

Holders of options and other types of awards granted by a company or other business that is acquired by the Company or with which the Company combines are eligible for grants of Substitute Awards under the Plan to the extent permitted under applicable regulations of any stock exchange on which the Company is listed.

Section 4. Administration.

(a)

Administration of the Plan. The Plan shall be administered by the Committee. All decisions of the Committee shall be final, conclusive and binding upon all parties, including the Company, its shareholders, Participants and any Beneficiaries thereof. The Committee may issue rules and regulations for administration of the Plan.

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(b)

Delegation of Authority. To the extent permitted by applicable law, including under Section 157(c) of the Delaware General Corporation Law, the Committee may delegate to one or more officers of the Company some or all of its authority under the Plan, including the authority to grant Options and SARs or other Awards in the form of Share rights (except that such delegation shall not be applicable to any Award for a Person then covered by Section 16 of the Exchange Act), and the Committee may delegate to one or more committees of the Board (which may consist of solely one Director) some or all of its authority under the Plan, including the authority to grant all types of Awards, in accordance with applicable law.

(c)

Authority of Committee. Subject to the terms of the Plan and applicable law, the Committee (or its delegate) shall have full discretion and authority to: (i) designate Participants; (ii) determine the type or types of Awards (including Substitute Awards) to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or with respect to which payments, rights or other matters are to be calculated in connection with) Awards; (iv) determine the terms and conditions of any Award and prescribe the form of each Award Agreement which need not be identical for each Participant; (v) determine whether, to what extent, under what circumstances and by which methods Awards may be settled or exercised in cash, Shares, other Awards, other property, net settlement, or any combination thereof, or canceled, forfeited or suspended, and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent and under what circumstances cash, Shares, other Awards, other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee; (vii) amend terms or conditions of any outstanding Awards; (viii) accelerate the vesting or lapsing of restrictions of any Awards; (ix) correct any defect, supply any omission and reconcile any inconsistency in the Plan or any Award, in the manner and to the extent it shall deem desirable to carry the Plan into effect; (x) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (xi) establish, amend, suspend or waive such rules and regulations and appoint such agents, trustees, brokers, depositories and advisors and determine such terms of their engagement as it shall deem appropriate for the proper administration of the Plan and due compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations; (xii) (1) reduce the exercise price of any outstanding Option or SAR, (2) cancel any outstanding Option or SAR and grant in substitution therefor of (A) a new Option, SAR, Restricted Stock award, RSU award or other Award, (B) cash and/or (C) other valuable consideration (as determined by the Board) or (3) take any other action that is treated as a repricing under generally accepted accounting principles; and (xiii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan and due compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations. Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, grant Awards or administer the Plan. In any such case, the Board shall have all of the authority and responsibility granted to the Committee herein.

Section 5. Shares Available for Awards.

(a)

Subject to adjustment as provided in Section 5(c)(i) and except for Substitute Awards, the maximum number of Shares available for issuance under the Plan as of the Effective Date shall not exceed 15%[1] Shares. The total number of Shares available for issuance under the Plan shall be increased on the first day of each Company fiscal year following the Effective Date in an amount equal to the lesser of (i) 2% of the total number of Shares of the Company’s Capital Stock on the last Business Day of the immediately preceding fiscal year and (ii) such smaller number of Shares as determined by the Board in its discretion.

[1]	Note to Draft: Insert number equal to 15% of the fully diluted shares of Capital Stock of the Company as of the Closing.

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(b)

If any Award is forfeited, cancelled, expires, terminates or otherwise lapses or is settled in cash, in whole or in part, without the delivery of Shares, then the shares covered by such forfeited, expired, terminated or lapsed award shall again be available as Shares for grant under the Plan. Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under Section 5(a) and shall not be available for future grants of Awards: (a) Shares withheld in respect of taxes or tendered or withheld to pay the exercise price of Options; (b) Shares subject to a SAR Award that are not issued in connection with the stock settlement of the SAR on exercise thereof; and (c) Shares purchased on the open market with the cash proceeds from the exercise of Options.

(c)

In the event that the Committee determines that, as a result of any dividend or other distribution (other than an ordinary dividend or distribution), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, separation, rights offering, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, issuance of Shares pursuant to the anti-dilution provisions of securities of the Company, or other similar corporate transaction or event affecting the Shares, or of changes in applicable laws, regulations or accounting principles, an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, subject to compliance with Section 409A of the Code and other applicable law, adjust equitably so as to ensure no undue enrichment or harm (including by payment of cash), any or all of:

(i)

the number and type of Shares (or other securities) which thereafter may be made the subject of Awards, including the aggregate limits specified in Section 5(a) and Section 5(f) and the individual limits specified in Section 5(e);

(ii)	the number and type of Shares (or other securities) subject to outstanding Awards;

(iii)	the grant, purchase, exercise or hurdle price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award; and

(iv)	any performance conditions applicable to such Awards;

provided, however, that the number of Shares subject to any Award denominated in Shares shall always be a whole number.

(d)	Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or Shares acquired by the Company on the open market.

(e)

Subject to adjustment as provided in Section 5(c)(i), no Participant who is a non-employee Director may receive, as compensation for services as a non-employee Director during any fiscal year of the Company, cash compensation and/or the value of Awards (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) which total more than [$750,000] in the aggregate, increased to [$1,000,000] in the fiscal year of a non-employee Director’s initial service as a non-employee Director. Notwithstanding the foregoing, the limits in this Section 5(e) shall not apply to cash compensation and/or Awards made in connection with the closing of the transactions contemplated by the Merger Agreement.

(f)	Subject to adjustment as provided in Section 5(c)(i), the maximum number of Shares available for issuance with respect to Incentive Stock Options shall not exceed [15%].

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Section 6. Options. The Committee is authorized to grant Options to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a)

The exercise price per Share under an Option shall be determined by the Committee at the time of grant; provided, however, that, except in the case of Substitute Awards, such exercise price shall not be less than the Fair Market Value of a Share on the date of grant of such Option.

(b)

The term of each Option shall be fixed by the Committee but shall not exceed 10 years from the date of grant of such Option. The Committee shall determine the time or times at which an Option becomes vested and exercisable in whole or in part.

(c)

Subject to any Company insider trading policy (including blackout periods) and applicable laws, the Committee shall determine the method or methods by which, and the form or forms, including cash, Shares, other Awards, other property, net settlement, broker-assisted cashless exercise or any combination thereof, having a Fair Market Value on the exercise date equal to the exercise price of the Shares as to which the Option shall be exercised, in which payment of the exercise price with respect thereto may be made or deemed to have been made.

(d)

No grant of Options may be accompanied by a tandem award of dividend equivalents or provide for dividends, dividend equivalents or other distributions to be paid on such Options (except as provided under Section 5(c)).

(e)

Any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code. Incentive Stock Options may be granted only to employees of the Company or of a parent or subsidiary corporation (as defined in Section 424 of the Code). By accepting an Incentive Stock Option, the Participant agrees to give prompt notice to the Company of dispositions or other transfers (other than in connection with a Change in Control) of Shares acquired under the Option made within (i) two years from the grant date of the Option or (ii) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Committee will be liable to a Participant, or any other party, if an Incentive Stock Option fails or ceases to qualify as an “incentive stock option” under Section 422 of the Code. Any Incentive Stock Option or portion thereof that fails to qualify as an “incentive stock option” under Section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a fair market value exceeding the $100,000 limitation under Treasury Regulation Section 1.422 -4, will be a Non-Qualified Stock Option.

Section 7. Stock Appreciation Rights. The Committee is authorized to grant SARs to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a)

SARs may be granted under the Plan to Participants either alone (“freestanding”) or in addition to other Awards granted under the Plan (“tandem”) and may, but need not, relate to a specific Option granted under Section 6.

(b)

The exercise or hurdle price per Share under a SAR shall be determined by the Committee; provided, however, that, except in the case of Substitute Awards, such exercise or hurdle price shall not be less than the Fair Market Value of a Share on the date of grant of such SAR.

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(c)

The term of each SAR shall be fixed by the Committee but shall not exceed 10 years from the date of grant of such SAR. The Committee shall determine the time or times at which a SAR may be exercised or settled in whole or in part.

(d)

Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of Shares subject to the SAR multiplied by the excess, if any, of the Fair Market Value of one Share on the exercise date over the exercise or hurdle price of such SAR. The Company shall pay such excess in cash, in Shares valued at Fair Market Value, or any combination thereof, as determined by the Committee.

(e)

No grant of SARs may be accompanied by a tandem award of dividend equivalents or provide for dividends, dividend equivalents or other distributions to be paid on such SARs (except as provided under Section 5(c)).

Section 8. Restricted Stock. The Committee is authorized to grant Awards of Restricted Stock to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a)	The Award Agreement shall specify the vesting schedule.

(b)

Awards of Restricted Stock shall be subject to such restrictions as the Committee may impose, which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate.

(c)

Subject to the restrictions set forth in the applicable Award Agreement, a Participant generally shall have the rights and privileges of a stockholder with respect to Awards of Restricted Stock, including the right to vote such Shares of Restricted Stock and the right to receive dividends.

(d)

The Committee may, in its discretion, specify in the applicable Award Agreement that any or all dividends or other distributions paid on Awards of Restricted Stock prior to vesting be paid either in cash or in additional Shares and either on a current or deferred basis and that such dividends or other distributions may be reinvested in additional Shares, which may be subject to the same restrictions as the underlying Awards.

(e)	Any Award of Restricted Stock may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration.

(f)

The Committee may provide in an Award Agreement that an Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election with respect to the Award under Section 83(b) of the Code. If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Restricted Stock, the Participant shall be required to file promptly a copy of such election with the Company and the applicable Internal Revenue Service office.

Section 9. RSUs. The Committee is authorized to grant Awards of RSUs to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a)	The Award Agreement shall specify the vesting schedule and the delivery schedule (which may include deferred delivery later than the vesting date).

(b)

Awards of RSUs shall be subject to such restrictions as the Committee may impose, which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate.

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(c)

An RSU shall not convey to the Participant the rights and privileges of a stockholder with respect to the Share subject to the RSU, such as the right to vote or the right to receive dividends, unless and until a Share is issued to the Participant to settle the RSU.

(d)

The Committee may, in its discretion, specify in the applicable Award Agreement that any or all dividend equivalents or other distributions paid on Awards of RSUs prior to vesting or settlement, as applicable, be paid either in cash or in additional Shares and either on a current or deferred basis and that such dividend equivalents or other distributions may be reinvested in additional Shares, which may be subject to the same restrictions as the underlying Awards.

(e)	Shares delivered upon the vesting and settlement of an RSU Award may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration.

(f)

The Committee may determine the form or forms (including cash, Shares, other Awards, other property or any combination thereof) in which payment of the amount owing upon settlement of any RSU Award may be made.

Section 10. Performance Awards. The Committee is authorized to grant Performance Awards to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a)

Performance Awards may be denominated as a cash amount, number of Shares or units or a combination thereof and are Awards which may be earned upon achievement or satisfaction of performance conditions specified by the Committee. In addition, the Committee may specify that any other Award shall constitute a Performance Award by conditioning the grant to a Participant or the right of a Participant to exercise the Award or have it settled, and the timing thereof, upon achievement or satisfaction of such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, which may include but are not limited to:

(i)

revenue measures (including, but not limited to, total revenue, gross revenue, net revenue, subscription revenue, asset-based fees, recurring or non-recurring revenues, revenue growth, product revenue growth and net sales);

(ii)

income measures (including, but not limited to, gross income, net income, pre- or after-tax income (before or after allocation of corporate overhead and bonus), income from continuing operations, operating income (before or after taxes), non-interest income, net income after cost of capital, net interest income, fee income and income measures excluding the impact of acquisitions and dispositions);

(iii)

earnings measures (including, but not limited to, earnings before taxes, earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization, earnings growth, earnings per share, book value per share, margins, operating margins, gross margins, contribution margins (excluding general and administrative costs), cash margins, margins realized on delivered services, profitability of an identifiable segment, business unit or product, maintenance or improvement of profit or other margins and earnings measures excluding the impact of acquisitions and dispositions);

(iv)

cash flow measures (including, but not limited to, cash flow (before or after dividends), operating cash flow, free cash flow, discounted cash flow, cash flow return on investment and cash flow in excess of cost of capital);

(v)

return measures (including, but not limited to, return on equity, return on tangible common equity, return on assets or net assets, return on risk-weighted assets, return on capital (including return on total capital or return on invested capital) and appreciation in and/or maintenance of the price of shares);

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(vi)	share price measures (including, but not limited to, total shareholder return, share price, appreciation in and/or maintenance of share price and market capitalization);

(vii)

balance sheet/risk management measures (including, but not limited to, year-end cash, satisfactory internal or external audits, financial ratings, shareholders’ equity, assets, tangible equity, charge-offs, net charge-offs, non-performing assets and liquidity);

(viii)

efficiency or expense measures (including, but not limited to, expenses, expense management or reduction, non-interest expense, operating/efficiency ratios improvement in or attainment of expense levels or working capital levels (including cash and accounts receivable), reduction in income tax expense or income tax rate, corporate expenses as a percentage of revenue, research and development as a percentage of revenue, sales efficiency, selling and marketing efficiency and service efficiency);

(ix)

strategic measures (including, but not limited to, market share, debt reduction, customer growth, long-term client value growth, research and development achievements, regulatory compliance and achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents), strategic partnerships or transactions and co-development, co-marketing, profit sharing, joint venture or other similar arrangements, implementation, completion or attainment of measurable objectives with respect to research, development, commercialization, products or projects, production volume levels, acquisitions and divestitures, accuracy, stability, quality or performance of ratings and recruiting and maintaining personnel); and

(x)

other measures (including, but not limited to, gross profits, economic profit, comparisons with various stock market indices, cost of capital or assets under management, improvements in capital structure, days sales outstanding, sales performance, sales quota attainment, cross-sales, recurring sales, one-time sales, net new sales, cancellations, retention rates, new benchmark mandates, new exchange traded fund launches, financing and other capital raising transactions (including sales of the Company’s equity or debt securities); factoring transactions; sales or licenses of the Company’s assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions).

Subject to the terms of the Plan, the performance goals to be achieved during any Performance Period, the length of any Performance Period, the amount of any Performance Award granted and the amount of any payment or transfer to be made pursuant to any Performance Award shall be determined by the Committee.

(b)

If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which the Company conducts its business, or other events or circumstances render the performance objectives unsuitable, the Committee may modify the performance objectives or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable such that it does not provide any undue enrichment or harm. Performance measures may vary from Performance Award to Performance Award and from Participant to Participant, and may be established on a stand-alone basis, in tandem or in the alternative. The Committee shall have the power to impose such other restrictions on Awards subject to this Section 10(b) as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements of any applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

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(c)	Settlement of Performance Awards shall be in cash, Shares, other Awards, other property, net settlement, or any combination thereof, as determined in the discretion of the Committee.

(d)

A Performance Award shall not convey to the Participant the rights and privileges of a stockholder with respect to the Share subject to the Performance Award, such as the right to vote (except as relates to Restricted Stock) or the right to receive dividends, unless and until Shares are issued to the Participant to settle the Performance Award. The Committee, in its sole discretion, may provide that a Performance Award shall convey the right to receive dividend equivalents on the Shares underlying the Performance Award with respect to any dividends declared during the period that the Performance Award is outstanding, in which case, such dividend equivalent rights shall accumulate and shall be paid in cash or Shares on the settlement date of the Performance Award, subject to the Participant’s earning of the Shares underlying the Performance Awards with respect to which such dividend equivalents are paid upon achievement or satisfaction of performance conditions specified by the Committee. Shares delivered upon the vesting and settlement of a Performance Award may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration. For the avoidance of doubt, unless otherwise determined by the Committee, no dividend equivalent rights shall be provided with respect to any Shares subject to Performance Awards that are not earned or otherwise do not vest or settle pursuant to their terms.

(e)	The Committee may, in its discretion, increase or reduce the amount of a settlement otherwise to be made in connection with a Performance Award.

Section 11. Other Cash-Based Awards and Other Stock-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant Other Cash-Based Awards (either independently or as an element of or supplement to any other Award under the Plan) and Other Stock-Based Awards. The Committee shall determine the terms and conditions of such Awards. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 11 shall be purchased for such consideration, and paid for at such times, by such methods and in such forms, including cash, Shares, other Awards, other property, net settlement, broker-assisted cashless exercise or any combination thereof, as the Committee shall determine; provided that the purchase price therefor shall not be less than the Fair Market Value of such Shares on the date of grant of such right.

Section 12. Effect of Termination of Service or a Change in Control on Awards.

(a)

The Committee may provide, by rule or regulation or in any applicable Award Agreement, or may determine in any individual case, the circumstances in which, and the extent to which, an Award may be exercised, settled, vested, paid or forfeited in the event of the Participant’s Termination of Service prior to the end of a Performance Period or vesting, exercise or settlement of such Award.

(b)

In the event of a Change in Control, the Committee may, in its sole discretion, and on such terms and conditions as it deems appropriate, take any one or more of the following actions with respect to any outstanding Award, which need not be uniform with respect to all Participants and/or Awards:

(i)	continuation or assumption of such Award by the Company (if it is the surviving corporation) or by the successor or surviving corporation or its parent;

(ii)

substitution or replacement of such Award by the successor or surviving corporation or its parent with cash, securities, rights or other property to be paid or issued, as the case may be, by the successor or surviving corporation (or a parent or subsidiary thereof), with substantially the same terms and value as such Award (including any applicable performance targets or criteria with respect thereto);

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(iii)

acceleration of the vesting of such Award and the lapse of any restrictions thereon and, in the case of an Option or SAR Award, acceleration of the right to exercise such Award during a specified period (and the termination of such Option or SAR Award without payment of any consideration therefor to the extent such Award is not timely exercised), in each case, upon (A) the Participant’s involuntary Termination of Service (including upon a termination of the Participant’s employment by the Company (or a successor corporation or its parent) without “cause” or by the Participant for “good reason”, as such terms may be defined in the applicable Award Agreement and/or the Participant’s employment agreement or offer letter, as the case may be) or (B) the failure of the successor or surviving corporation (or its parent) to continue or assume such Award;

(iv)	in the case of a Performance Award, determination of the level of attainment of the applicable performance condition(s); and

(v)

cancellation of such Award in consideration of a payment, with the form, amount and timing of such payment determined by the Committee in its sole discretion, subject to the following: (A) such payment shall be made in cash, securities, rights and/or other property; (B) the amount of such payment shall equal the value of such Award, as determined by the Committee in its sole discretion; provided that, in the case of an Option or SAR Award, if such value equals the Intrinsic Value of such Award, such value shall be deemed to be valid; provided further that, if the Intrinsic Value of an Option or SAR Award is equal to or less than zero, the Committee may, in its sole discretion, provide for the cancellation of such Award without payment of any consideration therefor (for the avoidance of doubt, in the event of a Change in Control, the Committee may, in its sole discretion, terminate any Option or SAR Awards for which the exercise or hurdle price is equal to or exceeds the per Share value of the consideration to be paid in the Change in Control transaction without payment of consideration therefor); and (C) such payment shall be made promptly following such Change in Control or on a specified date or dates following such Change in Control; provided that the timing of such payment shall comply with Section 409A of the Code; and

(vi)	cancellation of such Award without payment of any consideration therefor, to the extent such Award is not vested as of immediately prior to such Change in Control.

Notwithstanding the foregoing, in the event the Committee fails to take one or more of the actions described in this Section 12(b) (in addition to making any needed determinations with respect to Performance Awards) with respect to an outstanding Award and such Award will not otherwise be continued or assumed, substituted or replaced or cancelled in exchange for a payment on terms substantially consistent with those set forth in Section 12(b)(v) above, such Award will (x) accelerate in full, but with the level of attainment of any performance conditions determined by the Committee and any portion of such Award for which the performance conditions are not satisfied forfeited and (y) be cancelled in exchange for a payment on terms substantially consistent than those set forth in Section 12(b)(v) above.

Section 13. General Provisions Applicable to Awards.

(a)

Awards shall be granted for such cash or other consideration (which may include services), as applicable, as the Committee determines; provided that in no event shall Awards be issued for less than such minimal consideration as may be required by applicable law.

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(b)

Awards may, in the discretion of the Committee, be granted either alone or in addition to or in tandem with any other Award or any award granted under any other plan of the Company. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Company, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(c)

Subject to the terms of the Plan, payments or transfers to be made by the Company to a Participant upon the grant, exercise or settlement of an Award may be made in the form of cash, Shares, other Awards, other property, net settlement, or any combination thereof, as determined by the Committee in its discretion at the time of grant, and may be made in a single payment or transfer, in installments or on a deferred basis, in each case in accordance with rules and procedures established by the Committee. Such rules and procedures may include provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of dividend equivalents in respect of installment or deferred payments.

(d)

Except as may be permitted by the Committee or as specifically provided in an Award Agreement, (i) no Award and no right under any Award shall be assignable, alienable, saleable or transferable by a Participant other than by will or pursuant to Section 13(e) and (ii) during a Participant’s lifetime, each Award, and each right under any Award, shall be exercisable (to the extent such Award is exercisable) only by such Participant or, if permissible under applicable law, by such Participant’s guardian or legal representative. The provisions of this Section 13(d) shall not apply to any Award that has been fully exercised or settled, as the case may be, and shall not preclude forfeiture of an Award in accordance with the terms thereof.

(e)

If permitted by the Committee, a Participant may designate a Beneficiary or change a previous Beneficiary designation only at such times as prescribed by the Committee, in its sole discretion, and only by using forms and following procedures approved or accepted by the Committee for that purpose.

(f)

All certificates for Shares and/or other securities delivered under the Plan , in each case to the extent certificated, pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations and other requirements of the SEC, any stock market or exchange upon which such Shares or other securities are then quoted, traded or listed, and any applicable securities laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(g)

The Committee may impose restrictions on any Award with respect to non-competition, non-solicitation, confidentiality and other restrictive covenants as it deems necessary or appropriate in its sole discretion, subject to and in accordance with applicable law.

Section 14. Amendments and Terminations.

(a)

Amendment or Termination of the Plan. Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Agreement or in the Plan, the Board may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval if such approval is required by applicable law or the rules of the stock market or exchange, if any, on which the Shares are principally quoted or traded or (ii) subject to Section 5(c) and Section 12, the consent of the affected Participant, if such action would materially adversely affect the rights of such Participant under any outstanding Award, except (x) to the extent any such amendment, alteration, suspension, discontinuance or termination is made to cause the Plan to comply with applicable law, stock market or exchange rules and regulations or

14

accounting or tax rules and regulations or (y) to impose any “clawback” or recoupment provisions on any Awards (including any amounts or benefits arising from such Awards) in accordance with Section 18. Notwithstanding anything to the contrary in the Plan, the Committee may amend the Plan, or create sub-plans, in such manner as may be necessary to enable the Plan to achieve its stated purposes in any jurisdiction in a tax-efficient manner and in compliance with local rules and regulations.

(b)

Dissolution or Liquidation. In the event of the dissolution or liquidation of the Company, each Award shall terminate immediately prior to the consummation of such action, unless otherwise determined by the Committee.

(c)

Terms of Awards. The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate any Award theretofore granted, prospectively or retroactively, without the consent of any relevant Participant or holder or Beneficiary of an Award; provided, however, that, subject to Section 5(c) and Section 12, no such action shall materially adversely affect the rights of any affected Participant or holder or Beneficiary under any Award theretofore granted under the Plan, except (x) to the extent any such action is made to cause the Plan to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations (y) to impose any “clawback” or recoupment provisions on any Awards (including any amounts or benefits arising from such Awards) in accordance with Section 18 or (z) to the extent any such action is required to comply with Section 409A of the Code. The Committee shall be authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of events (including the events described in Section 5(c)) affecting the Company, or the financial statements of the Company, or of changes in applicable laws, regulations or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

Section 15. Miscellaneous.

(a)

No Employee, Consultant, Director, Participant, or other Person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of employees, Participants or holders or Beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each recipient. Any Award granted under the Plan shall be a one-time Award that does not constitute a promise of future grants. The Company, in its sole discretion, maintains the right to make available future grants under the Plan.

(b)

The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of, or to continue to provide services to, the Company or any Subsidiary. Further, the Company or any applicable Subsidiary may at any time dismiss a Participant, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement or in any other agreement binding on the parties. The receipt of any Award under the Plan is not intended to confer any rights on the receiving Participant except as set forth in the applicable Award Agreement.

(c)

Nothing contained in the Plan shall prevent the Company from adopting or continuing in effect other or additional compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

(d)

The Committee may authorize the Company to withhold from any Award granted or any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to the Participant the amount (in cash, Shares, other Awards, other property, net settlement, or any combination thereof) of applicable withholding taxes due in respect of an Award, its exercise or settlement or any payment or

15

transfer under such Award or under the Plan and to take such other action (including providing for elective payment of such amounts in cash or Shares by such Participant) as may be necessary to satisfy all obligations for the payment of such taxes and, unless otherwise determined by the Committee in its discretion, to the extent such withholding would not result in liability classification of such Award (or any portion thereof) pursuant to FASB ASC Subtopic 718-10, which, for the avoidance of doubt, is intended to permit withholding up to the maximum statutory amount applicable to a Participant.

(e)

If any provision of the Plan or any Award Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award Agreement, such provision shall be stricken as to such jurisdiction, Person or Award, and the remainder of the Plan and any such Award Agreement shall remain in full force and effect.

(f)

Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company.

(g)

No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash or other securities shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

(h)

Awards may be granted to Participants who are non-United States nationals or employed or providing services outside the United States, or both, on such terms and conditions different from those applicable to Awards to Participants who are employed or providing services in the United States as may, in the judgment of the Committee, be necessary or desirable to recognize differences in local law, tax policy or custom. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company’s obligation with respect to tax equalization for Participants on assignments outside their home country.

Section 16. Effective Date of the Plan. The Plan was approved by the Board on [__], 2022. The Plan shall become effective as of the Effective Date, subject to its approval by the shareholders of the Company prior to the Effective Date. If the Plan is not approved by the shareholders of the Company or if the Merger Agreement is terminated prior to the consummation of the transactions contemplated thereby, the Plan will not become effective.

Section 17. Term of the Plan. No Award shall be granted under the Plan after the earliest to occur of (i) the 10-year anniversary of the Effective Date; (ii) the maximum number of Shares available for issuance under the Plan have been issued; or (iii) the Board terminates the Plan in accordance with Section 14(a). However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Committee to amend, alter, adjust, suspend, discontinue or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Board to amend the Plan, shall extend beyond such date.

Section 18. Cancellation or “Clawback” of Awards. The Committee shall have full authority to implement any policies and procedures necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes. Notwithstanding anything to the contrary contained herein, any Awards granted under the Plan (including any amounts or benefits arising from such Awards) shall be subject to any clawback or recoupment arrangements or policies the Company has in place from time to time, and the Committee may, to the extent permitted by applicable law and stock exchange rules or by any applicable Company policy or arrangement, and shall, to the extent required, cancel or require reimbursement of any Awards granted to the Participant or any Shares issued or cash received upon vesting, exercise or settlement of any such Awards or sale of Shares underlying such Awards.

16

Section 19. Section 409A of the Code. With respect to Awards subject to Section 409A of the Code, the Plan is intended to comply with the requirements of Section 409A of the Code, and the provisions of the Plan and any Award Agreement shall be interpreted in a manner that satisfies the requirements of Section 409A of the Code, and the Plan shall be operated accordingly. If any provision of the Plan or any term or condition of any Award would otherwise frustrate or conflict with this intent, the provision, term or condition shall be interpreted and deemed amended so as to avoid this conflict. Notwithstanding anything in the Plan to the contrary, if the Board considers a Participant to be a “specified employee” under Section 409A of the Code at the time of such Participant’s “separation from service” (as defined in Section 409A of the Code), and any amount hereunder is “deferred compensation” subject to Section 409A of the Code, any distribution of such amount that otherwise would be made to such Participant with respect to an Award as a result of such “separation from service” shall not be made until the date that is six months after such “separation from service,” except to the extent that earlier distribution would not result in such Participant’s incurring interest or additional tax under Section 409A of the Code. If an Award includes a “series of installment payments” (within the meaning of Section 1.409A -2(b)(2)(iii) of the Treasury Regulations), the Participant’s right to such series of installment payments shall be treated as a right to a series of separate payments and not as a right to a single payment, and if an Award includes “dividend equivalents” (within the meaning of Section 1.409A -3(e) of the Treasury Regulations), the Participant’s right to such dividend equivalents shall be treated separately from the right to other amounts under the Award. Notwithstanding the foregoing, the tax treatment of the benefits provided under the Plan or any Award Agreement is not warranted or guaranteed, and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by any Participant on account of non-compliance with Section 409A of the Code.

Section 20. Successors and Assigns. The terms of the Plan shall be binding upon and inure to the benefit of the Company and any successor entity, including any successor entity contemplated by Section 12(b).

Section 21. Data Protection. By participating in the Plan, the Participant consents to the holding and processing of personal information provided by the Participant to the Company or any of its Affiliates, trustee or third party service provider, for all purposes relating to the operation of the Plan. These include:

(a)	administering and maintaining Participant records;

(b)	providing information to the Company, any Subsidiary, trustees of any employee benefit trust, registrars, brokers or third party administrators of the Plan;

(c)	providing information to future purchasers or merger partners of the Company or any of its Affiliates, or the business in which the Participant works; and

(d)	transferring information about the Participant to any country or territory that may not provide the same protection for the information as the Participant’s home country.

Section 22. Governing Law. The Plan and each Award Agreement shall be governed by the laws of the State of Delaware, without application of the conflicts of law principles thereof.

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EXHIBIT M

FORM OF EMPLOYEE STOCK PURCHASE PLAN

Exhibit M

EXHIBIT M

[NEW PUBCO]

2022 EMPLOYEE STOCK PURCHASE PLAN

Section 1. Purpose. This [New PubCo] 2022 Employee Stock Purchase Plan (the “Plan”) is intended to provide employees of the Company and its Participating Subsidiaries with an opportunity to acquire a proprietary interest in the Company through the purchase of Shares. The Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and the Plan shall be interpreted in a manner that is consistent with that intent.

Section 2. Definitions.

(a)	“Board” means the Board of Directors of the Company.

(b)	“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

(c)	“Capital Stock” [means the Company’s common stock, $0.0001 par value].

(d)

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Code shall include any successor provision thereto.

(e)

“Committee” means the Board, unless a committee or subcommittee is designated by the Board, which may include one or more Company directors or executive officers to the extent permitted under applicable law. If the Board does not designate a committee or subcommittee, references herein to the “Committee” shall refer to the Board.

(f)	“Company” means [New PubCo], a Delaware corporation, including any successor thereto.

(g)

“Compensation” [means the base salary, wages, annual cash bonuses and commissions paid to an Eligible Employee by the Company or a Participating Subsidiary as compensation for services to the Company or Participating Subsidiary, before deduction for any salary deferral contributions made by the Eligible Employee to any tax-qualified or nonqualified deferred compensation plan.]

(h)	“Corporate Transaction” means a merger, consolidation, acquisition of property or stock, separation, reorganization or other corporate event described in Section 424 of the Code.

(i)	“Designated Broker” means the financial services firm or other agent designated by the Company to maintain ESPP Share Accounts on behalf of Participants who have purchased Shares under the Plan.

(j)	“Effective Date” means the date as of which this Plan is adopted by the Board and approved by the shareholders of the Company in accordance with Section 19(k).

(k)

[“Eligible Employee” means an Employee who is customarily employed for at least twenty (20) hours per week and more than five (5) months in any calendar year. Notwithstanding the foregoing, the Committee (i) may exclude from participation in the Plan or any Offering any Employees who are “highly compensated employees” or a subset of such “highly compensated employees” (within the meaning of Section 414(q) of the Code) or who otherwise may be excluded from participation pursuant to Treasury Regulation Section 1.423 -2(e) and (ii) shall exclude any Employees located outside of the United States to the extent permitted under Section 423 of the Code.]

(l)

“Employee” means any person who renders services to the Company or a Participating Subsidiary as an employee pursuant to an employment relationship with such employer. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on military leave, sick leave or other leave of absence approved by the Company or a Participating Subsidiary that meets the requirements of Treasury Regulation Section 1.421 -1(h)(2). Where the period of leave exceeds three (3) months, and the individual’s right to reemployment is not provided by statute or contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three-month period.

(m)

“Enrollment Form” means an agreement pursuant to which an Eligible Employee may elect to enroll in the Plan, to authorize a new level of payroll deductions, or to stop payroll deductions and withdraw from an Offering.

(n)	“ESPP Share Account” means an account into which Shares purchased with accumulated payroll deductions at the end of an Offering Period are deposited on behalf of a Participant.

(o)

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Exchange Act shall include any successor provision thereto.

(p)

“Fair Market Value” means, as of any date, the closing price of a Share on the Trading Day immediately preceding the date of determination (or, if there is no reported sale on such date, on the last preceding date on which a sale occurred, as reported in The Wall Street Journal or another source that the Committee deems reliable), on the principal stock market or exchange on which Shares are quoted or traded, or if Shares are not so quoted or traded, the fair market value of a Share as determined by the Committee, which such determination shall be conclusive and binding on all persons.

(q)	“Offering Date” means the first Trading Day of each Offering Period as designated by the Committee.

(r)	“Offering” or “Offering Period” means the period described in Section 5.

(s)	“Offering Period Limit” has the meaning set forth in Section 8.

(t)	“Participant” means an Eligible Employee who makes a valid election to participate in the Plan.

(u)

“Participating Subsidiaries” means the Subsidiaries that have been designated by the Committee as eligible to participate in the Plan, and such other Subsidiaries that may be designated by the Committee from time to time in its sole discretion.

(v)	“Plan” means this [New PubCo] 2022 Employee Stock Purchase Plan, as set forth herein, and as amended from time to time.

(w)	“Purchase Date” means the last Trading Day of each Offering Period.

(x)

“Purchase Price” means an amount equal to the lesser of (i) eighty-five percent (85%) (or such greater percentage as designated by the Committee) of the Fair Market Value of a Share on the Offering Date or (ii) eighty-five percent (85%) (or such greater percentage as designated by the Committee) of the Fair Market Value of a Share on the Purchase Date; provided that the Purchase Price per Share will in no event be less than the par value of the Shares.

(y)

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Securities Act includes any successor provision thereto.

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(z)	“Share” means a share of Capital Stock.

(aa)

“Subsidiary” means any corporation, domestic or foreign, in an unbroken chain of corporations beginning with the Company of which at the time of the granting of an option pursuant to Section 7, not less than 50% of the total combined voting power of all classes of stock are held by the Company or a Subsidiary, whether or not such corporation exists now or is hereafter organized or acquired by the Company or a Subsidiary; provided, however, that a limited liability company or partnership may be treated as a Subsidiary to the extent either (a) such entity is treated as a disregarded entity under Treasury Regulation Section 301.7701 -3(a) by reason of the Company or any other Subsidiary that is a corporation being the sole owner of such entity or, (b) such entity elects to be classified as a corporation under Treasury Regulation Section 301.7701 -3(a) and such entity would otherwise qualify as a Subsidiary.

(bb)	“Trading Day” means any day on which the national stock exchange upon which the Shares are listed is open for trading.

Section 3. Administration.

(a)

Administration of Plan. The Plan shall be administered by the Committee which shall have the authority to construe and interpret the Plan, prescribe, amend and rescind rules relating to the Plan’s administration and take any other actions necessary or desirable for the administration of the Plan including, without limitation, adopting sub-plans applicable to particular Participating Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code. The Committee may correct any defect or supply any omission or reconcile any inconsistency or ambiguity in the Plan. The decisions of the Committee shall be final and binding on all persons. All expenses of administering the Plan shall be borne by the Company. Notwithstanding anything in the Plan to the contrary and without limiting the generality of the foregoing, the Committee shall have the authority to change the minimum amount of Compensation for payroll deductions pursuant to Section 6(a), the frequency with which a Participant may elect to change their rate of payroll deductions pursuant to Section 6(b), the dates by which a Participant is required to submit an Enrollment Form pursuant to Section 6(b) and Section 10(a), and the effective date of a Participant’s withdrawal due to termination of employment or change in status pursuant to Section 11, and the withholding procedures pursuant to Section 19(l).

(b)

Delegation of Authority. To the extent permitted by applicable law, including under Section 157(c) of the Delaware General Corporation Law, the Committee may delegate to (i) one or more officers of the Company some or all of its authority under the Plan and (ii) one or more committees of the Board some or all of its authority under the Plan.

Section 4. Eligibility. In order to participate in an Offering, an Eligible Employee must deliver a completed Enrollment Form to the Company at least five (5) business days prior to the Offering Date (unless a different time is set by the Company for all Eligible Employees with respect to such Offering) and must elect their payroll deduction rate as described in Section 6. Notwithstanding any provision of the Plan to the contrary, no Eligible Employee shall be granted an option under the Plan if (i) immediately after the grant of the option, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Section 424(d) of the Code) would own stock of the Company or hold outstanding options to purchase stock of the Company possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary or (ii) such option would permit such Eligible Employee’s rights to purchase stock under all employee stock purchase plans (described in Section 423 of the Code) of the Company and its Subsidiaries to accrue at a rate that exceeds $25,000 of the Fair Market Value of such stock (determined at the time the option is granted) for each calendar year in which such option is outstanding at any time, in accordance with the provisions of Section 423(b)(8) of the Code.

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Section 5. Offering Periods. The Plan shall be implemented by a series of Offering Periods, each of which shall be [six (6) months] in duration, with new Offering Periods commencing [on or about February 1 and August 1] of each year. The Committee shall have, prior to the commencement of a particular Offering Period, the authority to change in offering documents (without amending the Plan) the duration, frequency, start and end dates of Offering Periods (subject to a maximum Offering Period of twenty-seven (27) months), including without limitation the authority to initiate overlapping Offering Periods.

Section 6. Participation.

(a)

Enrollment; Payroll Deductions. An Eligible Employee may elect to participate in the Plan by properly completing an Enrollment Form, which may be electronic, and submitting it to the Company, in accordance with the enrollment procedures established by the Committee. Participation in the Plan is entirely voluntary. By submitting an Enrollment Form, the Eligible Employee authorizes payroll deductions from their paycheck in an amount equal to a percentage (of at least one percent (1%)) of their Compensation on each payday occurring during an Offering Period. Payroll deductions shall commence as soon as administratively practicable following the Offering Date and end on the latest practicable payroll date on or before the Purchase Date. The Company shall maintain records of all payroll deductions but shall have no obligation to pay interest on payroll deductions or to hold such amounts in a trust or in any segregated account. Unless expressly permitted by the Committee, a Participant may not make any separate contributions or payments to the Plan.

(b)

Election Changes. During an Offering Period, a Participant may decrease (but not increase) their rate of payroll deductions applicable to such Offering Period only once. To make such a change, the Participant must submit a new Enrollment Form authorizing the new rate of payroll deductions at least fifteen (15) days before the Purchase Date. A Participant may decrease or increase their rate of payroll deductions for future Offering Periods by submitting a new Enrollment Form authorizing the new rate of payroll deductions at least fifteen days before the start of the next Offering Period.

(c)

Automatic Re-enrollment. The deduction rate selected in the Enrollment Form shall remain in effect for subsequent Offering Periods unless the Participant (i) submits a new Enrollment Form authorizing a new level of payroll deductions in accordance with Section 6(b), (ii) withdraws from the Plan in accordance with Section 10, or (iii) terminates employment or otherwise becomes ineligible to participate in the Plan.

Section 7. Grant of Option. On each Offering Date, each Participant in the applicable Offering Period shall be granted an option to purchase, on the Purchase Date, a number of Shares determined by dividing the Participant’s accumulated payroll deductions by the applicable Purchase Price; provided, that the maximum number of Shares that may be purchased by all Participants during an Offering Period shall not exceed [_______] Shares (subject to adjustment in accordance with Section 17 and the limitations set forth in Section 4 and Section 13 of the Plan) (the “Offering Period Limit”).

Section 8. Exercise of Option/Purchase of Shares. A Participant’s option to purchase Shares will be exercised automatically on the Purchase Date of each Offering Period. The Participant’s accumulated payroll deductions will be used to purchase the maximum number of whole Shares that can be purchased with the amounts in the Participant’s notional account, subject to the Offering Period Limit and the limitations set forth in Section 4 and Section 13 of the Plan. No fractional Shares may be purchased, and any contributions unused in a given Offering Period due to being less than the cost of a Share will be returned to the Participant as soon as administratively practicable after the Purchase Date, subject to earlier withdrawal by the Participant in accordance with Section 10 or termination of employment or change in employment status in accordance with Section 11. During a Participant’s lifetime, the Participant’s option to purchase Shares under the Plan is exercisable only by the Participant.

Section 9. Transfer of Shares. As soon as administratively practicable, but in no event later than thirty (30) days, after each Purchase Date, the Company will arrange for the delivery to each Participant of the Shares purchased upon exercise of the Participant’s option. The Committee may permit or require that the Shares be deposited directly into an ESPP Share Account established in the name of the Participant with a Designated Broker and may require that the Shares be retained with such Designated Broker for a specified period of time. Participants will not

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have any voting, dividend or other rights of a shareholder with respect to the Shares subject to any option granted under the Plan until such Shares have been delivered pursuant to this Section 9. No adjustments shall be made for dividends (ordinary or extraordinary, whether in cash securities, or other property) or distribution or other rights for which the record date occurs prior to the date of such issuance, except as otherwise expressly provided herein or as determined by the Committee.

Section 10. Withdrawal.

(a)

Withdrawal Procedure. A Participant may withdraw from an Offering by submitting to the Company a revised Enrollment Form indicating their election to withdraw at least fifteen (15) days before the Purchase Date. The accumulated payroll deductions held on behalf of a Participant in their notional account (that have not been used to purchase Shares) shall be paid to the Participant promptly following receipt of the Participant’s Enrollment Form indicating their election to withdraw and the Participant’s option shall be automatically terminated. If a Participant withdraws from an Offering Period, no payroll deductions will be made during any succeeding Offering Period, unless the Participant re-enrolls in accordance with Section 6(a) of the Plan.

(b)

Effect on Succeeding Offering Periods. A Participant’s election to withdraw from an Offering Period will not have any effect upon the Participant’s eligibility to participate in succeeding Offering Periods that commence following the completion of the Offering Period from which the Participant withdraws.

Section 11. Termination of Employment; Change in Employment Status. Notwithstanding Section 10, upon termination of a Participant’s employment for any reason prior to the Purchase Date, including death, disability or retirement, or a change in the Participant’s employment status following which the Participant is no longer an Eligible Employee, the Participant will be deemed to have withdrawn from an Offering in accordance with Section 10 and the payroll deductions in the Participant’s notional account (that have not been used to purchase Shares) shall be returned to the Participant, or in the case of the Participant’s death, to the person(s) entitled to such amounts by will or the laws of descent and distribution, and the Participant’s option shall be automatically terminated.

Section 12. Interest. No interest shall accrue on or be payable with respect to the payroll deductions of a Participant in the Plan.

Section 13. Shares Reserved for Plan.

(a)

Number of Shares. The maximum number of Shares available for issuance under the Plan shall not exceed in the aggregate 1%[1] Shares, subject to adjustment as provided in Section 17. The Shares may be newly issued Shares, treasury Shares or Shares acquired on the open market. The total number of Shares available for purchase under the Plan shall be increased on the first day of each Company fiscal year following the Effective Date in an amount equal to the lesser of (i) 1% of outstanding Company Capital Stock on the last Business Day of the immediately preceding fiscal year and (ii) such number of Shares as determined by the Board in its discretion; provided that the maximum number of Shares that may be issued under the Plan in any event shall be [_______] Shares (subject to any adjustment in accordance with Section 17). If any purchase of Shares pursuant to an option under the Plan is not consummated, the Shares not purchased under such option will again become available for issuance under the Plan.

(b)

Over-subscribed Offerings. If the Committee determines that, on a particular Purchase Date, the number of Shares with respect to which options are to be exercised exceeds either the number of Shares then available under the Plan or the Offering Period Limit, the Company shall make a pro rata allocation of the Shares remaining available for purchase in as uniform a manner as practicable and as the Committee determines to be equitable. No option granted under the Plan shall permit a Participant to purchase Shares which, if added together with the total number of Shares purchased by all other Participants in such Offering would exceed either the total number of Shares remaining available under the Plan or the Offering Period Limit.

[1]	Note to Draft: Insert number equal to 1% of the fully diluted shares of Capital Stock of the Company as of the Closing.

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Section 14. Transferability. No payroll deductions credited to a Participant, nor any rights with respect to the exercise of an option or any rights to receive Shares hereunder may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will or the laws of descent and distribution, or as provided in Section 17) by the Participant. Any attempt to assign, transfer, pledge or otherwise dispose of such rights or amounts shall be without effect.

Section 15. Application of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose to the extent permitted by applicable law, and the Company shall not be required to segregate such payroll deductions or contributions.

Section 16. Statements. Participants will be provided with statements at least annually which shall set forth the contributions made by the Participant to the Plan, the Purchase Price of any Shares purchased with accumulated funds, the number of Shares purchased, and any payroll deduction amounts remaining in the Participant’s notional account.

Section 17. Designation of Beneficiary. If permitted by the Committee, a Participant may file, on forms supplied by the Committee, a written designation of beneficiary who, in the event of the Participant’s death, is to receive any Shares from the Participant’s ESPP Share Account or any payroll deduction amounts remaining in the Participant’s notional account.

Section 18. Adjustments Upon Changes in Capitalization; Dissolution or Liquidation; Corporate Transactions.

(a)

Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the Company’s structure affecting the Shares occurs, then in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, the Committee will, in such manner as it deems equitable, adjust the number of Shares and class of Shares that may be delivered under the Plan, the Purchase Price per Share and the number of Shares covered by each outstanding option under the Plan, and the numerical limits of Section 7 and Section 13.

(b)

Dissolution or Liquidation. Unless otherwise determined by the Committee, in the event of a proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a new Purchase Date and the Offering Period will end immediately prior to the proposed dissolution or liquidation. The new Purchase Date will be before the date of the Company’s proposed dissolution or liquidation. Before the new Purchase Date, the Committee will provide each Participant with written notice, which may be electronic, of the new Purchase Date and that the Participant’s option will be exercised automatically on such date, unless before such time, the Participant has withdrawn from the Offering in accordance with Section 10 (or deemed to have withdrawn in accordance with Section 11).

(c)

Corporate Transaction. In the event of a Corporate Transaction, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a parent or Subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute the option, the Offering Period with respect to which the option relates will be shortened by setting a new Purchase Date on which the Offering Period will end. The new Purchase Date will occur before the date of the Corporate Transaction. Prior to the new Purchase Date, the Committee will provide each Participant with written notice, which

6

may be electronic, of the new Purchase Date and that the Participant’s option will be exercised automatically on such date, unless before such date, the Participant has withdrawn (or, pursuant to Section 11, been deemed to have withdrawn) from the Offering in accordance with Section 10. Notwithstanding the foregoing, in the event of a Corporate Transaction, the Committee may also elect to terminate all outstanding Offering Periods in accordance with Section 19(i).

Section 19. General Provisions.

(a)

Equal Rights and Privileges. Notwithstanding any provision of the Plan to the contrary and in accordance with Section 423 of the Code, all Eligible Employees who are granted options under the Plan shall have the same rights and privileges.

(b)	No Right to Continued Service. Neither the Plan nor any compensation paid hereunder will confer on any Participant the right to continue as an Employee or in any other capacity.

(c)

Rights as Shareholder. A Participant will become a shareholder with respect to the Shares that are purchased pursuant to options granted under the Plan when the Shares are transferred to the Participant or, if applicable, to the Participant’s ESPP Share Account. A Participant will have no rights as a shareholder with respect to Shares for which an election to participate in an Offering Period has been made until such Participant becomes a shareholder as provided herein.

(d)	Successors and Assigns. The Plan shall be binding on the Company and its successors and assigns.

(e)

Entire Plan. This Plan, together with any Enrollment Forms or offering documents, constitutes the entire plan with respect to the subject matter hereof and supersedes all prior plans with respect to the subject matter hereof.

(f)

Compliance with Law. The obligations of the Company with respect to payments under the Plan are subject to compliance with all applicable laws and regulations. Shares shall not be issued with respect to an option granted under the Plan unless the exercise of such option and the issuance and delivery of the Shares pursuant thereto shall comply with all applicable provisions of law, including, without limitation, the Securities Act, the Exchange Act, and the requirements of any stock exchange upon which the Shares may then be listed.

(g)

Disqualifying Dispositions. Each Participant shall give the Company prompt written notice of any disposition or other transfer of Shares acquired pursuant to the exercise of an option acquired under the Plan, if such disposition or transfer is made within two years after the Offering Date or within one year after the Purchase Date.

(h)	Term of Plan. The Plan shall become effective on the Effective Date and, unless terminated earlier pursuant to Section 19(i), shall have a term of ten years.

(i)

Amendment or Termination. The Committee may, in its sole discretion, amend, suspend or terminate the Plan at any time and for any reason; provided, however, that approval of the Company’s stockholders shall be required to amend the Plan to: (a) increase the aggregate number, or change the type, of Shares that may be sold pursuant to rights under the Plan (other than an adjustment as provided by Section 18); (b) change the Plan in any manner that would be considered the adoption of a new plan within the meaning of Treasury Regulation Section 1.423 -2(c)(4); or (c) subject to the first sentence of Section 3(a), change the Plan in any manner that would cause the Plan to no longer be an “employee stock purchase plan” within the meaning of Section 423(b) of the Code. If the Plan is terminated, the Committee may elect to terminate all outstanding Offering Periods either immediately or once Shares have been purchased on the next Purchase Date or permit

7

Offering Periods to expire in accordance with their terms (and subject to any adjustment in accordance with Section 18). If any Offering Period is terminated before its scheduled expiration, all amounts that have not been used to purchase Shares will be returned to Participants (without interest, except as otherwise required by law) as soon as administratively practicable.

(j)	Applicable Law. The laws of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of the Plan, without regard to such state’s conflict of law rules.

(k)	Shareholder Approval. The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months before or after the date the Plan is adopted by the Board.

(l)

Section 423. The Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code, and subject to the first sentence of Section 3(a), any provision of the Plan that is inconsistent with Section 423 of the Code shall be reformed to comply with Section 423 of the Code.

(m)

Withholding. To the extent required by applicable Federal, state or local law, a Participant must make arrangements satisfactory to the Company for the payment of any withholding or similar tax obligations that arise in connection with the Plan. At any time, the Company or any Subsidiary may, but will not be obligated to, withhold from a Participant’s compensation the amount necessary for the Company or any Subsidiary to meet applicable withholding obligations, including any withholding required to make available to the Company or any Subsidiary any tax deductions or benefits attributable to the sale or early disposition of Shares by such Participant. In addition, the Company or any Subsidiary may, but will not be obligated to, withhold from the proceeds of the sale of Shares or any other method of withholding that the Company or any Subsidiary deems appropriate to the extent permitted by, where applicable, Treasury Regulation Section 1.423 -2(f). The Company will not be required to issue any Shares under the Plan until such obligations are satisfied.

(n)

Severability. If any provision of the Plan shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, and the Plan shall be construed as if such invalid or unenforceable provision were omitted.

(o)	Headings. The headings of sections herein are included solely for convenience and shall not affect the meaning of any of the provisions of the Plan.

(p)

Participating Subsidiaries. This Plan shall constitute the Employee Stock Purchase Plan of the Company and each Participating Subsidiary. A Participating Subsidiary may withdraw from the Plan as of any Offering Date by giving written notice to the Board, which notice must be received by at least thirty (30) days prior to such Offering Date.

* * * *

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EXHIBIT N

ACCREDITED INVESTOR QUESTIONNAIRE

Exhibit N

ACCREDITED INVESTOR QUESTIONNAIRE1

Part I

Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person.

(a) The undersigned accredited Investor (the “Accredited Investor”) has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Accredited Investor and under which the Accredited Investor accordingly qualifies as an “accredited investor.”

Entities:

☐ Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

☐ Any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934, as amended;

☐ Any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state;

☐ Any investment adviser relying on the exemption from registering with the Securities and Exchange Commission under section 203(l) or (m) of the Investment Advisers Act of 1940;

☐ Any insurance company as defined in section 2(a)(13) of the Securities Act;

☐ Any investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), or a business development company as defined in section 2(a)(48) of the Investment Company Act;

☐ Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

☐ Any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

[1]	For purposes hereof, the “Company” means Wildfire New PubCo, Inc., a Delaware corporation.

☐ Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (i) if the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, or (ii) if the employee benefit plan has total assets in excess of $5,000,000 or, (iii) if such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐ Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940, as amended;

☐ Any organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended, corporation, Massachusetts or similar business trust, partnership, or limited liability company, not formed for the specific purpose of acquired the securities offered, with total assets in excess of $5,000,000;

☐ Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D;

☐ Any entity in which all of the equity owners are “accredited investors”;

☐ Any entity of a type not listed above, that is not formed for the specific purpose of acquiring the securities offered and owns investments in excess of $5,000,000; or

☐ Any “family office,” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, that (i) has assets under management in excess of $5,000,000; (ii) is not formed for the specific purpose of acquiring the securities offered and (iii) has a person directing the prospective investment who has such knowledge and experience in financial and business matters so that the family office is capable of evaluating the merits and risks of the prospective investment;

Natural Persons:

☐ Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000[2];

[2]

For purposes of this item, “net worth” means the excess of total assets at fair market value (excluding the value of the primary residence of such natural person) over total liabilities (excluding the amount of indebtedness secured by the primary residence of such natural person up to such primary residence’s estimated fair market value, except that if the amount of such indebtedness outstanding at the time of investment in the Company exceeds the amount outstanding 60 days before such time (the “additional indebtedness”), other than as a result of the acquisition of the primary residence, the amount of such additional indebtedness shall be included as a liability).

2

☐ Any natural person who had an individual income[3] in excess of $200,000 in each of the two most recent years, or joint income[4] with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years, and has a reasonable expectation of reaching the same income level in the current year;

☐Any natural person who holds, in good standing, one of the following professional licenses: the General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65); or

☐Any “family client,” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, of a family office meeting the requirements of immediately preceding paragraph and whose prospective investment in the Company is directed by that family office pursuant to clause (iii) of the immediately preceding paragraph.

(b) The Accredited Investor:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

[3]

For purposes of this item, “individual income” means adjusted gross income as reported for U.S. federal income tax purposes, less any income attributable to a spouse or to property owned by a spouse, increased by the following amounts (but not including any amounts attributable to a spouse or to property owned by a spouse): (i) the amount of any interest income received which is tax-exempt under §103 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), (ii) the amount of losses claimed as a limited partner in a limited partnership (as reported on Schedule E of Form 1040), (iii) any deduction claimed for depletion under Code §611 et seq., and (iv) any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of Code §1202 prior to its repeal by the Tax Reform Act of 1986.

[4]

For purposes of this item, “joint income” means adjusted gross income as reported for U.S. federal income tax purposes, including any income attributable to a spouse or to property owned by a spouse, increased by the following amounts (including any amounts attributable to a spouse or to property owned by a spouse): (i) the amount of any interest income received which is tax-exempt under §103 of the Code, (ii) the amount of losses claimed as a limited partner in a limited partnership (as reported on Schedule E of Form 1040), (iii) any deduction claimed for depletion under Code §611 et seq., and (iv) any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of Code §1202 prior to its repeal by the Tax Reform Act of 1986.

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Exhibit N

IN WITNESS WHEREOF, the Accredited Investor has executed this Accredited Investor Questionnaire on the date set forth below.

Dated ____________ ___, 2022

For Accredited Investors That Are Natural Persons:

Name:
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Signature:
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Spouse’s Signature:
(only required if issuance is being made to a married couple as joint tenants)	(signature)

For Accredited Investors That Are Alter-Egos of Natural Persons (e.g., individual retirement accounts, self-directed retirement plans and certain revocable grantor trusts):

Name:
(print or type)

By:
(signature of authorized representative)

Name:
(print or type name of authorized representative)

Title:
(print or type title of authorized representative)

For Accredited Investors That Are Entities:

Name:
(print or type)

By:
(signature of authorized signatory)

Name:
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Title:
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Exhibit 10.1

August 3, 2022

Jack Creek Investment Corp.

386 Park Avenue South, 20th Floor

New York, NY 10016

RE: Sponsor Agreement

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, by and among Jack Creek Investment Corp., a Cayman Islands exempted company (“Purchaser”), Wildfire New PubCo, Inc., a Delaware corporation and direct, wholly owned subsidiary of Purchaser (“New PubCo”), Wildfire Merger Sub I, Inc., a Delaware corporation and direct, wholly owned subsidiary of New PubCo, Wildfire Merger Sub II, Inc., a Delaware corporation and direct, wholly owned subsidiary of New PubCo, Wildfire Merger Sub III, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of New PubCo, Wildfire GP Sub IV, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of New PubCo, BTOF (Grannus Feeder) – NQ L.P., a Delaware limited partnership, and Bridger Aerospace Group Holdings, LLC, Delaware limited liability company (the “Company”). This letter agreement (this “Letter Agreement”) is being entered into and delivered by Purchaser, New PubCo, JCIC Sponsor LLC, a Cayman Islands exempted limited partnership (the “Sponsor”) and each of the undersigned directors and officers of Purchaser (together with the Sponsor, the “Sponsor Persons”), in connection with the Transactions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, New PubCo, Purchaser and the Sponsor Persons hereby agree as follows:

1.

The Sponsor represents and warrants that it holds 8,550,000 shares of the issued and outstanding Class B ordinary shares, par value $0.0001 per share, of Purchaser (the “Purchaser Class B Common Stock”), as of the date of this Letter Agreement. The Sponsor Persons (excluding the Sponsor) represent and warrant that they collectively hold 75,000 shares of the issued and outstanding Purchaser Class B Common Stock, as of the date of this Letter Agreement. The Sponsor Persons represent and warrant that, as of the date hereof, there are 8,625,000 shares of Purchaser Class B Common Stock issued and outstanding.

2.

Each Sponsor Person agrees that if Purchaser seeks shareholder approval of the Merger Agreement and the Transactions (including, if applicable, any Extension), then, in connection therewith, such Sponsor Person shall (i) appear at the Special Meeting (or any other meeting of the holders of Purchaser Ordinary Shares called in connection with such matters) or otherwise cause any Purchaser Ordinary Shares owned by it, him or her to be counted as present thereat for the purpose of establishing a quorum, (ii) vote or cause to be voted at the Special Meeting (or any other meeting of the holders of Purchaser Ordinary Shares called in connection with such matters) all of the Purchaser Ordinary Shares held by it, him or her in favor of the Merger Agreement and the Transactions (including each of the Purchaser Shareholder Matters and, if applicable, any Extension and any other proposals recommended by Purchaser’s Board of Directors in connection with such matters) and (iii) not redeem any such Purchaser Ordinary Shares held by it, him or her.

3.

Subject to the satisfaction or waiver of each of the conditions to Closing set forth in Sections 12.01, 12.02 and 12.03 of the Merger Agreement, effective immediately prior to the Closing, each Sponsor Person hereby waives, in accordance with Section 17.4 of the Memorandum and Articles, any and all rights that any holder of Purchaser Class B Common Stock has or will have under Section 17.3 of the Memorandum and Articles to receive, with respect to each share of Purchaser Class B Common Stock held by such Sponsor Person, more than one (1) share of New PubCo Common Stock upon automatic conversion of such shares of Purchaser Class B Common Stock in accordance with the Memorandum and Articles in connection with the consummation of the Transactions. Without limitation of the foregoing, upon the consummation of the Transactions, each Sponsor Person hereby acknowledges and agrees that pursuant to the Merger Agreement, each share of Purchaser Class B Common Stock shall automatically convert into one (1) share of New PubCo Common Stock.

4.

Upon and subject to the Closing, a number of shares of Purchaser Class B Common Stock owned by the Sponsor (the “Sponsor Shares”) equal to the sum of (a) 8,550,000 minus the number of Available Sponsor Shares (as defined below), and (b) if the amount remaining in the Trust Account is less than $20,000,000 after deducting all amounts payable in respect of Purchaser Class A Ordinary Shares submitted for redemption in connection with the consummation of the Transactions, (i) the excess of Purchaser Transaction Expenses (as defined below) over $6,500,000, if any, divided by (ii) $10.00, shall be forfeited by the Sponsor effective as of immediately prior to the Closing.

5.

Upon and subject to the Closing, an aggregate amount of 20% of the Available Sponsor Shares (the “Sponsor Earnout Shares”) shall become subject to potential forfeiture if the applicable Triggering Event does not occur during the Earnout Period, with such Sponsor Earnout Shares vesting (and therefore no longer subject to forfeiture), if at all, in accordance with paragraph 8 of this Letter Agreement. Any Sponsor Earnout Shares that remain unvested as of the end of the Earnout Period shall be forfeited by the Sponsor effective as of the end of the Earnout Period.

6.

The holders of the Sponsor Earnout Shares shall not sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of any Sponsor Earnout Shares until the date on which the applicable Triggering Event has occurred; provided, that the Sponsor may distribute the Sponsor Earnout Shares to its members in accordance with its organizational documents and the Registration Rights Agreement.

7.

Any certificates or book entries representing the Sponsor Earnout Shares shall bear a legend referencing that they are subject to forfeiture pursuant to the provisions of this Letter Agreement, and any transfer agent for the shares of New PubCo Common Stock will be given appropriate stop transfer orders that will be applicable until the Sponsor Earnout Shares are vested; provided, however, that upon the vesting of any Sponsor Earnout Shares in accordance with the terms herein, New PubCo shall immediately cause the removal of such legend and direct such transfer agent that such stop transfer orders are no longer applicable. Holders of the Sponsor Earnout Shares shall be entitled to vote such Sponsor Earnout Shares and receive dividends and other distributions in respect thereof prior to the vesting of such Sponsor Earnout Shares in accordance with the terms herein; provided, that any such dividends and other distributions in respect of the Sponsor Earnout Shares that are subject to vesting pursuant to the terms herein shall be set aside by New PubCo and shall only be paid to the holder of such Sponsor Earnout Shares upon the vesting thereof.

8.

A portion of the Sponsor Earnout Shares shall immediately become fully vested and no longer subject to forfeiture upon the occurrence of the Triggering Event applicable to such portion of the Sponsor Earnout Shares during the Earnout Period; provided, however, that each of the Triggering Events described in clauses (i) and (ii) of the definition of “Triggering Event” shall occur only once, if at all.

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9.

If New PubCo at any time combines or subdivides (by any stock split, stock dividend, recapitalization, reorganization, merger, amendment of the New PubCo Charter or the New PubCo Bylaws (the “Governing Documents”), scheme, arrangement or otherwise or extraordinary dividend resulting from an asset sale or leveraged recapitalization) the New PubCo Common Stock, the share prices set forth in the definition of “Triggering Event” below shall be equitably adjusted by New PubCo in good faith to take into account such stock split, stock dividend, recapitalization, reorganization, merger, amendment of the applicable Governing Documents, scheme, arrangement or extraordinary dividend or other applicable transaction.

10.

Immediately prior to the consummation of the Transactions, if the balance of the trust account formed pursuant to that certain Investment Management Trust Agreement, dated as of January 26, 2021, by and between Purchaser and Continental Stock Transfer & Trust Company (the “Trust Account”) is less than $50,000,000.00, after deducting all amounts payable in respect of Purchaser Class A Ordinary Shares submitted for redemption in connection with the consummation of the Transactions, then immediately prior to Closing, each of Purchaser and Sponsor agree to convert any outstanding loan balance under that certain Promissory Note (the “Promissory Note”), dated as of February 16, 2022, by and between Purchaser and Sponsor, into a number of Purchaser Class A Ordinary Shares equal to the amount of outstanding loan balance under the Promissory Note divided by $10.00, rounded up to the nearest whole share.

11.	As used herein:

a.

“Available Sponsor Shares” shall mean (i) if the Trust Account is less than or equal to $50,000,000, after deducting all amounts payable in respect of Purchaser Class A Ordinary Shares submitted for redemption in connection with the consummation of the Transactions, 4,275,000 Sponsor Shares and (ii) if the Trust Account is greater than $50,000,000, after deducting all amounts payable in respect of Purchaser Class A Ordinary Shares submitted for redemption in connection with the consummation of the Transactions, a number of Sponsor Shares equal to (A) 8,550,000, multiplied by (B)(1) the amount in the Trust Account after deducting all amounts payable in respect of Purchaser Class A Ordinary Shares submitted for redemption in connection with the consummation of the Transactions, divided by (2) $100,000,000; provided, that, in no event shall the Available Sponsor Shares exceed 8,550,000.

b.

“Change of Control” shall mean any transaction or series of transactions (a) following which a Person or “group” (as defined in the Exchange Act) of Persons (other than New PubCo or any of its Subsidiaries), has direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing fifty percent (50%) or more of the voting power of or economic rights or interests in New PubCo or any of its Subsidiaries, (b) constituting a merger, consolidation, reorganization or other business combination, however effected, following which any Person or “group” (as defined in the Exchange Act) of Persons (other than New PubCo or any of its Subsidiaries) has direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing fifty percent (50%) or more of the voting power of or economic rights or interests in New PubCo or any of its Subsidiaries or the surviving Person after such combination or (c) the result of which is a sale of all or substantially all of the assets of New PubCo or any of its Subsidiaries to any Person.

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c.

“Common Share Price” shall mean the share price (beginning on the first trading day after the Closing Date) equal to the volume-weighted average closing sale price of one share of New PubCo Common Stock as reported on Nasdaq (or the exchange on which the shares of New PubCo Common Stock are then listed) for a period of at least twenty (20) days out of thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination (as adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into New PubCo Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to New PubCo Common Stock).

d.	“Earnout Period” shall mean the time period beginning on the date immediately following the Closing Date and ending on and including the date of the five (5) year anniversary of the Closing Date.

e.

“Purchaser Transaction Expenses” shall mean the aggregate of fees and expenses for legal counsel, accounting advisors, external auditors and financial advisors incurred by Purchaser in connection with the Transactions prior to Closing, but excluding, for the avoidance of doubt, any deferred underwriting fees.

f.

“Triggering Event” shall mean, (i) with respect to 50% of the Sponsor Earnout Shares, the first date during the Earnout Period on which the Common Share Price is greater than $11.50 (the First Common Share Price Threshold”) and (ii) with respect to the remaining 50% of Sponsor Earnout Shares, the first date during the Earnout Period on which the Common Share Price is greater than $13.00 (the “Second Common Share Price Threshold”); provided, that in the event of a Change of Control during the Earnout Period pursuant to which New PubCo or any of its stockholders receive, or have the right to receive, cash, securities or other property attributing a value of at least (x) the First Common Share Price Threshold with respect to each share of New PubCo Common Stock (as determined in good faith by the board of directors of New PubCo and, for the avoidance of doubt, such determination shall be made assuming that 50% of the Sponsor Earnout Shares have already vested), then a Triggering Event shall be deemed to have occurred immediately prior to such Change of Control with respect to 50% of the Sponsor Earnout Shares and (y) the Second Common Share Price Threshold with respect to each share of New PubCo Common Stock (as determined in good faith by the board of directors of New PubCo and, for the avoidance of doubt, such determination shall be made assuming that all of the Sponsor Earnout Shares would have already vested), then a Triggering Event shall be deemed to have occurred immediately prior to such Change of Control with respect to the remaining 50% of the Sponsor Earnout Shares.

12.

The Company is an express third party beneficiary of this Letter Agreement entitled to the rights and benefits hereunder and to enforce the provisions hereof as if it was a party hereto. This Letter Agreement may not be amended without the written consent of the Company.

13.

This Letter Agreement, together with the Merger Agreement to the extent referenced herein and the other agreements entered into by the Sponsor Persons in connection with the initial public offering of Purchaser (including, without limitation, that certain letter agreement, dated as of January 26, 2021, among Purchaser and each of the Sponsor Persons), constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, relating to the subject matter hereof.

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14.

No party hereto may assign either this Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties hereto and the Company, and any purported assignment in violation of the foregoing shall be null and void ab initio. This Letter Agreement shall be binding on the parties hereto and their respective successors and assigns.

15.

This Letter Agreement shall be construed and interpreted in a manner consistent with the provisions of the Merger Agreement. In the event of any conflict between the terms of this Letter Agreement and the Merger Agreement, the terms of the Merger Agreement shall govern. The provisions set forth in Sections 14.01 (Waiver), 14.06 (Governing Law), 14.07 (Captions; Counterparts); 14.10 (Amendments); 14.11 (Severability), 14.12 (Jurisdiction; Waiver of Trial by Jury) and 14.13 (Enforcement) of the Merger Agreement, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Letter Agreement mutatis mutandis.

16.

Any notice, consent or request to be given in connection with any of the terms or provisions of this Letter Agreement shall be in writing and shall be sent in the same manner as provided in the Merger Agreement, to:

c/o Jack Creek Investment Corp

386 Park Avenue South, FL 20

New York, NY 10016

Attention: Tariq Khan; Lauren Ores

E-mail: tkhan@kshcapital.com; lores@kshcapital.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention: Jackie Cohen

Email: jackie.cohen@weil.com

17.	This Letter Agreement shall terminate, and have no further force and effect, if the Merger Agreement is terminated in accordance with its terms prior to the First Effective Time.

[The remainder of this page left intentionally blank.]

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Please indicate your agreement to the terms of this Letter Agreement by signing where indicated below.

Very truly yours,

JCIC SPONSOR LLC
By its Manager, KSH CAPITAL LP
Acting by its General Partner
KSH CAPITAL GP LLC

By:	/s/ Robert F. Savage
Name: Robert F. Savage
Title: President

Acknowledged and agreed as of the date of this Letter Agreement:

JACK CREEK INVESTMENT CORP.

By:	/s/ Robert F. Savage

Name: Robert F. Savage
Title: Chief Executive Officer

WILDFIRE NEW PUBCO, INC.

By:	/s/ Robert F. Savage

Name:	Robert F. Savage
Title:	President

[Signature Page to Letter Agreement]

SPONSOR PERSONS:

By:	/s/ Jeffrey E. Kelter
Name:	Jeffrey E. Kelter
Title:	Executive Chairman and
Chairman of the Board of Directors

By:	/s/ Robert F. Savage
Name:	Robert F. Savage
Title:	Chief Executive Officer

By:	/s/ Thomas Jermoluk
Name:	Thomas Jermoluk
Title:	President, Director

By:	/s/ James H. Clark
Name:	James H. Clark
Title:	Chief Technology Officer

By:	/s/ Lauren D. Ores
Name:	Lauren D. Ores
Title:	Chief Financial Officer

By:	/s/ Heather Hartnett
Name:	Heather Hartnett
Title:	Director

By:	/s/ Samir Kaul
Name:	Samir Kaul
Title:	Director

By:	/s/ Richard Noll
Name:	Richard Noll
Title:	Director

[Signature Page to Letter Agreement]

Exhibit 99.1

Bridger Aerospace, a Leading Provider of Aerial Firefighting Services, to Become a Public Company

Through Business Combination with Jack Creek Investment Corp.

Combination will build upon Bridger’s strong financial performance, accelerate its expansion and strategic investment strategy, while helping to meet a critical public safety and environmental need

Only pure-play, public U.S. aerial firefighting services company to offer industry-leading tactical expertise and proprietary technological capabilities to combat year-round environmental and economic crises

Blackstone Tactical Opportunities, an early Bridger investor, to retain equity and two seats on the Company’s Board of Directors

Transaction values Bridger at $869 million on a pro forma enterprise value and is expected to infuse up to approximately $345 million of cash to the Company’s balance sheet, assuming no redemptions by Jack Creek’s public shareholders and before payment of transaction expenses; no minimum cash requirement or PIPE needed to close

Bozeman, MT and New York, August 4, 2022 (GLOBE NEWSWIRE) — Bridger Aerospace Group Holdings, LLC (“Bridger” or the “Company”), a leading independent provider of aerial firefighting services, and Jack Creek Investment Corp. (“Jack Creek”) (NASDAQ: JCIC), a special purpose acquisition company, today announced a definitive merger agreement that will result in Bridger becoming a publicly traded company. Upon completion of the proposed combination, the combined company will be named Bridger Aerospace Group Holdings, Inc. and is expected to list on the NASDAQ Capital Market under the ticker symbol “BAER.”

Founded in 2014 and led by current Chief Executive Officer and former Navy SEAL Tim Sheehy, Bridger is a mission-driven company focused on addressing the year-round threat of economic and environmental damage caused by wildfires. Through its effective, modern and purposefully designed fleet of aircraft, Bridger provides its federal agency and state government client base with a comprehensive range of aerial firefighting solutions. Bridger operates a large and sophisticated fleet of firefighting aircraft, which includes “Super Scoopers” (CL-415EAF), air attack and logistical support aircraft (Next Generation Daher Kodiaks, Pilatus PC-12s, DeHavilland Twin Otter and legacy Twin Commanders), and UAVs (Unmanned Aerial Vehicles). Bridger also offers FireTRAC, an innovative, proprietary data gathering, aerial surveillance and reporting platform that complements its fleet of firefighting assets.

Bridger has the ability to operate in all 50 states and a track record of strong financial performance supported by a recurring revenue model and multiple federal and state contracts. As climate conditions continue to evolve and create a longer, more intense wildfire season, a consistent and cost-effective solution is required. Bridger’s experience and expertise positions it to be the aerial firefighting solution of choice for federal, state and local governments.

Mr. Sheehy, who will continue to lead Bridger as Chief Executive Officer, commented, “Our mission at Bridger is simple: to save lives, preserve our environment, and protect the people and communities that are impacted by the growing wildfire crisis across the globe. Our team is proud to be on the frontlines, bringing our tactical military experience, operational capabilities, focus on safety and the technology solutions required to attack this problem head-on. In Jack Creek, we have found the right partner to meet this challenge, as they will provide us with the additional resources and management support to grow our fleet and expand our geographic presence.”

Through its partnership with Jack Creek, Bridger expects to be uniquely positioned to expand throughout North America and globally to meet the rising demand for these critical services. Jack Creek’s executive team has an extensive track record of building and operating high-performing, private and publicly traded businesses across various sectors. They will bring this expertise and history of entrepreneurship, innovation and capital allocation to create significant value for shareholders with this transaction. Jack Creek’s Executive Chairman, Jeffrey Kelter, will become Chairman of Bridger’s Board, which will include another member of Jack Creek’s deeply experienced leadership team. Funds managed by Blackstone Tactical Opportunities, as an early investor in Bridger, will remain an equity holder in the Company and retain two Board seats.

Mr. Kelter added, “Our priority for this transaction was to identify a company with exceptional leadership and operational expertise to take public and with which we could develop a true partnership. As a private company, Bridger has attracted the support of leading institutional investors and counts as equity holders some of the leading financial institutions and asset managers in the world. With its strong recurring revenue model, experienced management team and industry-leading aircraft fleet, the Company is well-positioned to grow and create significant and sustained value for investors and all stakeholders as it works to meet critical environmental and community needs.”

Transaction Overview

The business combination values Bridger at an implied $869 million pro forma enterprise value. The transaction, which does not have a minimum cash requirement or require a PIPE offering, is expected to deliver up to approximately $345 million of cash to Bridger’s balance sheet, assuming no redemptions by Jack Creek’s public shareholders and before payment of transaction expenses, leaving the Company better positioned to further expand its fleet and explore proprietary strategic investments.

The Boards of Directors of both Bridger and Jack Creek have unanimously approved the proposed business combination, which is expected to be completed in the fourth quarter of 2022, subject to satisfaction of customary closing conditions, including the approval of Jack Creek’s shareholders.

Additional information about the proposed transaction, including a copy of the merger agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Jack Creek with the Securities and Exchange Commission and available at www.sec.gov.

Advisors

Sidley Austin LLP is serving as legal advisor to Bridger. Weil, Gotshal & Manges LLP is serving as legal advisor to Jack Creek.

About Bridger Aerospace

Based in Bozeman, Montana, Bridger Aerospace Group Holdings, LLC is one of the nation’s largest privately held aerial firefighting companies. Bridger is committed to utilizing its team, aircraft and technology to save lives, property and habitats threatened by wildfires. Bridger provides aerial firefighting and wildfire management services to federal and state government agencies, including the United States Forest Service, across the nation. More information about the company is available at www.bridgeraerospace.com.

About Jack Creek Investment Corp.

Jack Creek Investment Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Media Contact

Jeremy Jacobs and Will Braun

Abernathy MacGregor

212-371-5999

jrj@abmac.com / whb@abmac.com

Investor Contact

Lauren Ores

KSH Capital

212-710-5073

lores@kshcapital.com

No Offer or Solicitation

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the potential business combination between Bridger Aerospace Group Holdings, LLC (“Bridger”) and Jack Creek Investment Corp. (“Jack Creek”) and related transactions (the “Potential Business Combination”), nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This press release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) references with respect to the anticipated benefits of the Potential Business Combination and anticipated closing timing; (2) the sources and uses of cash of the Potential Business Combination; (3) the anticipated capitalization and enterprise value of the combined company following the consummation of the Potential Business Combination; (4) current and future potential commercial and customer relationships; and (5) anticipated investments in additional aircraft, capital resource, and research and development and the effect of these investments. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Jack Creek’s and Bridger’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Bridger. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination is not obtained; failure to realize the anticipated benefits of the Potential Business Combination; risks relating to the uncertainty of the projected financial information with respect to Bridger; Bridger’s ability to successfully and timely develop, sell and expand its technology and products, and otherwise implement its growth strategy; risks relating to Bridger’s operations and business, including information technology and cybersecurity risks, loss of requisite licenses, flight safety risks, loss of key customers and deterioration in relationships between Bridger and its employees; risks related to increased competition; risks relating to potential disruption of current plans, operations and infrastructure of Bridger as a result of the announcement and consummation of the Potential Business Combination; risks that Bridger is unable to secure or protect its intellectual property; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the ability to compete with existing or new companies that could cause downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share; the amount of redemption requests made by Jack Creek’s shareholders; the impact of the COVID-19 pandemic; the ability to successfully select, execute or integrate future acquisitions into the business, which could result in material adverse effects to operations and financial conditions; and those factors discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in JCIC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, JCIC’s Annual Report on Form 10-K for the year ended December 31, 2021, and in those documents that JCIC or Wildfire New PubCo, Inc., a wholly owned subsidiary of Jack Creek (“New PubCo”) has filed, or will file, with the U.S. Securities and Exchange Commission (the “SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither Jack Creek nor Bridger presently know or that Jack Creek and Bridger currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect Jack Creek’s and Bridger’s expectations, plans or forecasts of future events and views as of the date of this press release. Jack Creek and Bridger anticipate that subsequent events and developments will cause Jack Creek’s and Bridger’s assessments to change. However, while Jack Creek and Bridger may elect to update these forward-looking statements at some point in the future, Jack Creek and Bridger specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Jack Creek’s and Bridger’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Shareholders and Investors

The Potential Business Combination will be submitted to shareholders of Jack Creek for their consideration and approval at a special meeting of shareholders. Jack Creek and Bridger will prepare a registration statement on Form S-4 (the “Registration Statement”) to be filed with the SEC by New PubCo, which will include preliminary and definitive proxy statements to be distributed to Jack Creek’s shareholders in connection with Jack Creek’s solicitation for proxies for the vote by Jack Creek’s shareholders in connection with the Potential Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Jack Creek’s shareholders and certain of Bridger’s equityholders in connection with the completion of the Potential Business Combination. After the Registration Statement has been filed and declared effective, Jack Creek will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Potential Business Combination. Jack Creek’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Jack Creek’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the Potential Business Combination, because these documents will contain important information about Jack Creek, Bridger and the Potential Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Potential Business Combination and other documents filed with the SEC by Jack Creek, without charge, at the SEC’s website located at www.sec.gov. Copies of these filings may be obtained free of charge on Jack Creek’s “Investor Relations” website at https://www.jackcreekinvestmentcorp.com/ or by directing a request to KSH Capital LP, Attention: Lauren Ores, 386 Park Avenue South, Floor 20, New York, NY 10016.

Participants in the Solicitation

Jack Creek and Bridger and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Jack Creek’s shareholders in connection with the Potential Business Combination. Investors and security holders may obtain more detailed information regarding Jack Creek’s directors and executive officers in Jack Creek’s filings with the SEC, including Jack Creek’s Annual Report on Form 10-K filed with the SEC on March 21, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Jack Creek’s shareholders in connection with the Potential Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of Jack Creek’s shareholders generally, will be set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions.

This press release is not a substitute for the Registration Statement or for any other document that Jack Creek or New PubCo may file with the SEC in connection with the Potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by Jack Creek and New PubCo through the website maintained by the SEC at http://www.sec.gov.

Exhibit 99.2

Bridger Aerospace

Investor Presentation

August 2022

Exhibit 99.2 Bridger Aerospace Investor Presentation August 2022

Important Disclaimers Basis of Presentation This Presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Bridger Aerospace Group Holdings, LLC (“Bridger”, “Bridger Aerospace” or the “Company”) and Jack Creek Investment Corp. (“Jack Creek” or “JCIC”) and related transactions (the “Potential Business Combination”) and for no other purpose. By accepting, reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. No Offer or Solicitation This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Industry and Market Data No representations or warranties, express, implied or statutory are given in, or in respect of, this Presentation, and no person may rely on the information contained in this Presentation. To the fullest extent permitted by law, in no circumstances will Bridger or Jack Creek or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it or on opinions communicated in relation thereto or otherwise arising in connection therewith. This Presentation discusses trends and markets that Bridger’s leadership team believes will impact the development and success of Bridger based on its current understanding of the marketplace. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Jack Creek nor Bridger has independently verified the data obtained from these sources and cannot assure you of the reasonableness of any assumptions used by these sources or the data’s accuracy or completeness. Any data on past performance or modeling contained herein is not an indication as to future performance. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with Jack Creek, Bridger or their respective representatives as investment, legal or tax advice. The Recipient should seek independent third party legal, regulatory, accounting and/or tax advice regarding this Presentation. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Bridger or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of Bridger and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Jack Creek and Bridger assume no obligation to update the information in this Presentation. 2

Important Disclaimers Forward Looking Statements Certain statements included in this Presentation are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the Potential Business Combination and the projected future financial performance of Bridger and Bridger’s operating companies following the Potential Business Combination; (3) changes in the market for Bridger’s services and technology, and expansion plans and opportunities; (4) Bridger’s unit economics; (5) the sources and uses of cash of the Potential Business Combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the Potential Business Combination; (7) the projected technological developments of Bridger, (8) current and future potential commercial and customer relationships; (9) the ability to operate efficiently at scale; (10) anticipated investments in additional aircraft, capital resource, and research and development and the effect of these investments; (11) the amount of redemption requests made by Jack Creek’s public shareholders; (12) the ability of the combined company to issue equity or equity-linked securities in the future; and (13) expectations related to the terms and timing of the Potential Business Combination. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Jack Creek’s and Bridger’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Bridger. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination is not obtained; failure to realize the anticipated benefits of the Potential Business Combination; risks relating to the uncertainty of the projected financial information with respect to Bridger; Bridger’s ability to successfully and timely develop, sell and expand its technology and products, and otherwise implement its growth strategy; risks relating to Bridger’s operations and business, including information technology and cybersecurity risks, loss of requisite licenses, flight safety risks, loss of key customers and deterioration in relationships between Bridger and its employees; risks related to increased competition; risks relating to potential disruption of current plans, operations and infrastructure of Bridger as a result of the announcement and consummation of the Potential Business Combination; risks that Bridger is unable to secure or protect its intellectual property; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the ability to compete with existing or new companies that could cause downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share; the amount of redemption requests made by Jack Creek's shareholders; the impact of the COVID-19 pandemic; the ability to successfully select, execute or integrate future acquisitions into the business, which could result in material adverse effects to operations and financial conditions; and those factors discussed in the Appendix to this Presentation and set forth in the section entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in Jack Creek’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, Jack Creek's Annual Report on Form 10-K for the year ended December 31, 2021, and in those documents that Jack Creek and Wildfire New PubCo, Inc., a wholly owned subsidiary of Jack Creek (“New PubCo”), has filed, or will file, with the U.S. Securities and Exchange Commission (the “SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither Jack Creek nor Bridger presently know or that Jack Creek and Bridger currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect Jack Creek’s and Bridger’s expectations, plans or forecasts of future events and views as of the date of this Presentation. Jack Creek and Bridger anticipate that subsequent events and developments will cause Jack Creek’s and Bridger’s assessments to change. However, while Jack Creek and Bridger may elect to update these forward-looking statements at some point in the future, Jack Creek and Bridger specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Jack Creek’s and Bridger’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. 3

Important Disclaimers Trademarks Jack Creek and Bridger own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Jack Creek or Bridger, an endorsement or sponsorship by or of Jack Creek or Bridger, or a guarantee the Bridger or Jack Creek will work or will continue to work with such third parties. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that Jack Creek, Bridger, or the any third-party will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. Non-GAAP Financial Measures Some of the financial information and data contained in this Presentation, such as Adjusted EBITDA (“Adj. EBITDA”), Adjusted EBITDA margin (“Adj. EBITDA margin”), Growth Capital Expenditures (“Growth CapEx”), Maintenance and Miscellaneous Capital Expenditures (“Maintenance and Miscellaneous CapEx”) and Free Cash Flow, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Adjusted EBITDA is defined as net earnings (loss) before interest expense, income tax expense (benefit), depreciation and amortization, as adjusted to exclude non-cash items or certain transactions that management does not believe are indicative of ongoing Company operating performance, which were losses on disposals of assets and legal fees related to financing transactions for 2021. Growth Capital Expenditures is defined as capital expenditures relating to the acquisition of new aircraft and facilities (other than replacement aircraft and facilities), and Maintenance and Miscellaneous Capital Expenditures is defined as Capital Expenditures less Growth Capital Expenditures. Free Cash Flow is defined as Adjusted EBITDA less Maintenance and Miscellaneous Capital Expenditures. These non-GAAP financial measures, and other measures that are calculated using such non-GAAP measures, are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to revenue, operating income, profit before tax, net income or any other performance measures derived in accordance with GAAP. A reconciliation of the projected non-GAAP financial measures has not been provided and is unable to be provided without unreasonable effort because certain items excluded from these non-GAAP financial measures cannot be reasonably calculated or predicted at this time. For the same reasons, Bridger is unable to address the probable significance of the unavailable information, which could be material to future results. Jack Creek and Bridger believe these non-GAAP measures of financial results, including on a forward-looking basis, provide useful information to management and investors regarding certain financial and business trends relating to Bridger’s financial condition and results of operations. Bridger’s management uses these non-GAAP measures for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes. Jack Creek and Bridger believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Bridger’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Bridger’s non- GAAP measures may not be directly comparable to similarly titled measures of other companies. See the Appendix for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures. Use of Projections This Presentation contains projected financial information with respect to Bridger, namely revenue, gross profit, Adjusted EBITDA, Adjusted EBITDA margin, Growth Capital Expenditures, Maintenance and Miscellaneous Capital Expenditures, and free cash flow for 2022-2023. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The projections, estimates and targets in this Presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Jack Creek’s and Bridger’s control. See “Forward-Looking Statements” above. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, weather, economic, regulatory, competitive, technological, and other risks and uncertainties that could cause actual results to differ materially from those contained in such projections, estimates and targets. The inclusion of projections, estimates and targets in this Presentation should not be regarded as an indication that Jack Creek and Bridger, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events. Neither the independent auditors of Jack Creek nor the independent registered public accounting firm of Bridger has audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. 4

Important Disclaimers Important Information for Investors and Stockholders The Potential Business Combination will be submitted to shareholders of Jack Creek for their consideration and approval at a special meeting of shareholders. Jack Creek and Bridger will prepare a registration statement on Form S-4 (the “Registration Statement”) to be filed with the SEC by New PubCo, which will include preliminary and definitive proxy statements to be distributed to Jack Creek’s shareholders in connection with Jack Creek’s solicitation for proxies for the vote by Jack Creek’s shareholders in connection with the Potential Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Jack Creek’s shareholders and certain of Bridger’s equityholders in connection with the completion of the Potential Business Combination. After the Registration Statement has been filed and declared effective, Jack Creek will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Potential Business Combination. Jack Creek’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Jack Creek’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the Potential Business Combination, because these documents will contain important information about Jack Creek, Bridger and the Potential Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Potential Business Combination and other documents filed with the SEC by Jack Creek, without charge, at the SEC’s website located at www.sec.gov. Copies of these filings may be obtained free of charge on Jack Creek’s “Investor Relations” website at https://www.jackcreekinvestmentcorp.com/ or by directing a request to KSH Capital LP, Attention: Lauren Ores, 386 Park Avenue South, FL 20 New York, NY 10016. Jack Creek and Bridger and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Jack Creek’s shareholders in connection with the Potential Business Combination. Investors and security holders may obtain more detailed information regarding Jack Creek’s directors and executive officers in Jack Creek’s filings with the SEC, including Jack Creek’s Annual Report on Form 10-K filed with the SEC on March 21, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Jack Creek’s shareholders in connection with the Potential Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of Jack Creek’s shareholders generally, will be set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. This Presentation is not a substitute for the Registration Statement or for any other document that Jack Creek and New PubCo may file with the SEC in connection with the Potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by Jack Creek and New PubCo through the website maintained by the SEC at http://www.sec.gov. Changes and Additional Information in Connection with SEC Filings The information in this Presentation has not been reviewed by the SEC and certain information, such as financial measures referenced herein, may not comply in certain respects with SEC rules. As a result, the information in the Registration Statement may differ from this Presentation to comply with SEC rules. The Registration Statement will include substantial additional information about Bridger and Jack Creek not contained in this Presentation. Once filed, the information in the Registration Statement will update and supersede the information presented in this Presentation. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE POTENTIAL BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. 5

Table of Contents Executive Summary 7 The Bridger Solution 16 Growing Market and Demand 23 Financial Overview 28 34 Transaction Details and Benchmarking 6

BRIDGER AEROSPACE

BRIDGER AEROSPACE
Carmen
283
FIRE
RESTRICTED

Executive Summary

Executive Summary

Bridger Aerospace at-a-Glance

Bridger Provides a Complete Contractor-Owned, Contractor-Operated ("COCO") Aerial Firefighting Solution

Business Description

Financial Profile [(1)]

($ in Millions)
27%
52%
60%
$39
$11
$75
$39
$106
$64
2021A
2022E
2023E
Revenue
Adj. EBITDA
Adj. EBITDA Margin

Bridger Aerospace Fleet Overview

CL-415EAF Super Scoopers (6 planes) [(2)]

Air Attack (13 planes) [(3)(4)]

Provides a scaled Air Attack platform

Unmanned Aerial Systems (2 UASs) [(2)]

Enables the next generation of firefighting situational awareness

Marquee Federal and State Customer Base

8

Bridger Aerospace at-a-Glance (1) Business Description Financial Profile ($ in Millions) 60% § Bridger Aerospace (“Bridger Aerospace”, “Bridger” or the 52% “Company”) provides full-spectrum aerial firefighting solutions $106 to Federal and State government agencies 27% $75 § Founded in 2014, Bridger is building out and plans to be $64 (2) operating a purpose-built fleet of 21 aircraft by Q4 2022 $39 $39 § Bridger is one of the largest owner/operators of the CL-415EAF, a purpose-built fire suppression aircraft $11 § The Company is also developing FireTRAC, an app-based Bridger Provides a interface designed to integrate near real-time imagery and 2021A 2022E 2023E Complete analysis on fire location, intensity, size and weather patterns Contractor-Owned, Revenue Adj. EBITDA Adj. EBITDA Margin Contractor-Operated (“COCO”) Aerial Bridger Aerospace Fleet Overview Marquee Federal and State Customer Base (2) CL-415EAF Super Scoopers (6 planes) Firefighting Solution Operates largest domestic fleet of CL-415EAF “Super Scoopers” (3)(4) Air Attack (13 planes) Provides a scaled Air Attack platform (2) Unmanned Aerial Systems (2 UASs) Enables the next generation of firefighting situational awareness Source: Bridger management. (1) See slide 41 for a reconciliation of GAAP Net Income to 2021A Adj. EBITDA. (2) Based on delivery of one additional Viking Air CL-415EAF scheduled for delivery in October 2022 as well as the conveyance of two (2) UAS platforms scheduled for delivery in August 2022 that were subjected to production delays. 8 (3) Deployed fleet of Twin Commander, Daher Kodiak 100, Twin Otter and Pilatus PC-12 that provides aerial situational awareness and support to the CL-415EAF fleet during active firefighting missions. (4) Air Attack defined as an airplane that flies over an incident, providing tactical coordination with the incident commander and other fire suppression aircraft.

Bridger's Critical Mission

1
Directly attack CO_2 emissions to combat climate change
2
Mitigate economic loss as wildfire severity, frequency and damage rises
3
Minimize environmental harm through eco-friendly and sustainable firefighting methods

KESTREL VERIFIERS™

Source: AccuWeather, Bankrate, ABC10 and CalMatters.

9

Bridger’s Critical Mission Bridger’s Mission is to Fight Wildfires that Cause Hundreds of Billions of Dollars of Economic Damage and Emit Hundreds of Millions of Metric Tons of CO into the 2 Mitigate economic Minimize Directly attack CO Atmosphere 2 loss as wildfire environmental harm emissions to combat Annually severity, frequency through eco-friendly climate change and damage rises and sustainable firefighting methods Source: AccuWeather, Bankrate, ABC10 and CalMatters. 9

Entrepreneurial Management Team With a Track Record of Success

BRIDGER AEROSPACE

Tim Sheehy
Chief Executive Officer

- Founded Bridger Aerospace in 2014
- Former Navy SEAL and certified pilot
- Former CEO and Founder of Ascent Vision Technologies

Darren Wilkins
Chief Operating Officer

- Joined Bridger Aerospace in 2018 as COO
- Former Naval Flight Officer
- Deep experience leading large, complex military operations

McAndrew Rudisil
Chief Investment Officer

- Joined Bridger Aerospace in 2017 as CIO
- Extensive experience successfully building and growing businesses

James Muchmore
Chief Legal Officer

- Joined Bridger Aerospace in 2017 as Chief Legal Officer
- Extensive securities regulation, litigation and aviation law experience

10

Entrepreneurial Management Team With a Track Record of Success Bridger is Led by an Experienced Executive Team with a Track Record of Tim Sheehy Darren Wilkins McAndrew Rudisil James Muchmore Successfully Chief Executive Officer Chief Operating Officer Chief Investment Officer Chief Legal Officer Developing Businesses n Founded Bridger Aerospace n Joined Bridger Aerospace in n Joined Bridger Aerospace n Joined Bridger Aerospace in in 2014 2018 as COO in 2017 as CIO 2017 as Chief Legal Officer n Former Navy SEAL and n Former Naval Flight Officern Extensive experience n Extensive securities certified pilot successfully building and regulation, litigation and n Deep experience leading growing businesses aviation law experience n Former CEO and Founder of large, complex military Ascent Vision Technologies operations 10

Jack Creek Investment Corp.

JACK CREEK
INVESTMENT CORP.

Jack Creek and JCIC Management Team at-a-Glance

- JCIC, a special purpose acquisition company ("SPAC"), holds ~$345 million cash in trust [(1)]
- Robust history of entrepreneurship, innovation, investment, operations and executive leadership
- Extensive experience accessing and allocating capital
- Proven track record of creating value in public and private markets across numerous industries
- Strong credibility with public market shareholders
- Deep expertise in managing high-growth organizations while mitigating stakeholder risk

Management Team

Jeffrey Kelter
Executive Chairman

Robert Savage
CEO

KTR Capital Partners, Gramercy Property Trust, Valor Real Estate Partners, Keystone Property Trust, KSH, invitation homes, New Senior Investment Group

Thomas Jermoluk
President

James Clark
CTO

Beyond Identity, ibotta, SiliconGraphics Computer Systems, Netscape, Kleiner Perkins, WebMD, @Home, Shutterfly

Independent Board

Samir Kaul
Founding Partner & Managing Director, Khosla Ventures

khosla ventures, IMPOSSIBLE

Rich Noll
Chairman, Reynolds Consumer Products

Reynolds Consumer Products, HANES Brands Inc

Heather Hartnett
CEO & Co-Founder, Human Ventures

Human Ventures

Source: JCIC management, SEC filings.
(1) As of June 30th, 2022.

11

Jack Creek Investment Corp. Jack Creek and JCIC Management Team at-a-Glance n JCIC, a special purpose acquisition company (“SPAC”), n Proven track record of creating value in public and private (1) holds ~$345 million cash in trust markets across numerous industries n Robust history of entrepreneurship, innovation, n Strong credibility with public market shareholders investment, operations and executive leadership n Deep expertise in managing high-growth organizations n Extensive experience accessing and allocating capital while mitigating stakeholder risk Jack Creek Management Team Investment Corp. (“Jack Creek” or “JCIC”) Team Brings an Exceptional Track Record of Jeffrey Kelter Robert Savage Thomas Jermoluk James Clark Creating Executive Chairman CEO President CTO Shareholder Value in Both the Public and Private Markets as Founders, Operators Independent Board and Investors Samir Kaul Rich Noll Heather Hartnett Founding Partner & Managing Chairman, Reynolds CEO & Co-Founder, Consumer Products Director, Khosla Ventures Human Ventures Source: JCIC management, SEC filings. th (1) As of June 30 , 2022. 11

Bridger's Post-Transaction Board of Directors Will be Critical to its Continued Success Due to a Diversity of Experience and Complementary Capabilities

JACK CREEK INVESTMENT CORP.

- Jack Creek, founded on August 31, 2020, has ~$345 million cash in trust [(2)]
- Management team has a history of building high-performing, publicly-traded technology, real estate and logistics businesses
- KSH Capital's founders (Jeffrey Kelter and Robert Savage) have produced approximately $10B in total realized returns at ~25% per annum
- Knowledge and experience operating successful public companies crucial in creating significant value for shareholders

+

BRIDGER AEROSPACE

- Bridger's management team has an extensive track-record of leading and growing businesses, particularly within the Aerospace, Defense and Energy sectors
- Expertise in aerial wildfire management, relief and suppression, delivering powerful firefighting services using next-generation technology
- Industry, operational and financial expertise de-risks and accelerates organic growth
- Management team has a track record of successfully executing strategic M&A
- Members of the management team sold Ascent Vision Technologies to CACI for ~$350 million in 2020

=

Post-Merger Board of Directors [(1)]

Jeffrey Kelter – *Chairman and Director* (Jack Creek)

Robert Savage – *Director* (Jack Creek)

Tim Sheehy – *CEO, Founder and Director* (Bridger)

McAndrew Rudisill – *CIO and Director* (Bridger)

Matt Sheehy – *Director* (Bridger)

Debra Coleman – *Director* (Blackstone)

Todd Hirsch – *Director* (Blackstone)

12

A Uniquely Qualified Leadership Team that is Aligned with Shareholders Post-Merger (1) Board of Directors n Jack Creek, founded on August n Bridger’s management team has Jeffrey Kelter 31, 2020, has ~$345 million an extensive track-record of Chairman and Director (2) cash in trust leading and growing businesses, Bridger’s Post- particularly within the Aerospace, n Management team has a history Robert Savage Transaction Board of Defense and Energy sectors Director of building high-performing, Directors Will be n Expertise in aerial wildfire publicly-traded technology, real management, relief and estate and logistics businesses Critical to its Tim Sheehy suppression, delivering powerful CEO, Founder and Director Continued Success n KSH Capital’s founders (Jeffrey firefighting services using next- + = Kelter and Robert Savage) have Due to a Diversity of generation technology McAndrew Rudisill produced approximately $10B in Experience and CIO and Director n Industry, operational and total realized returns at ~25% Complementary financial expertise de-risks and per annum accelerates organic growth Matt Sheehy Capabilities n Knowledge and experience Director n Management team has a track operating successful public record of successfully executing companies crucial in creating Debra Coleman strategic M&A significant value for shareholders Director n Members of the management team sold Ascent Vision Todd Hirsch Technologies to CACI for ~$350 Director million in 2020 Source: Defense Daily, JCIC management and SEC filings. (1) Plus an additional 2 directors to be determined for a total board size of 9 directors. 12 th (2) As of June 30 , 2022.

Why Bridger is Going Public Enhance public support and awareness of Bridger, particularly in a market without a significant number of public-ready, fundamentally-driven ESG businesses Provide public currency for strategic growth As a Public Company, Bridger Expects to Enhance its Profile and Rapidly Execute on Attract and retain skilled employees its Strategic Initiatives Ability to raise capital more efficiently Offer enhanced transparency and strong governance as the only publicly traded aerial firefighting business 13

Business Combination Overview n Business combination between Bridger and JCIC, a publicly listed SPAC with ~$345 million cash in Transaction trust Structure n No PIPE is required to close the transaction n Transaction is expected to close in Q4 2022 (1)(3) (2) n Pro-forma enterprise value of $869 million , with a well-capitalized balance sheet The Transaction is Straightforward with n Company is positioned to execute on its business plan and strategic initiatives post-merger Valuation (1) (2) No PIPE and No n Valuation represents a 13.7x CY2023E EV / Adj. EBITDA Multiple , which is at a slight (4) Minimum Cash discount to public comps Threshold Requirement Pro Forma (1) n Assuming no redemptions, Bridger would expect to receive ~$323 million in cash to its balance Capital (5) sheet, net of an estimated ~$22 million in fees and expenses associated with the transaction Structure n 63% Existing Bridger Shareholders Pro Forma n 31% JCIC Public Shareholders (1) (3) Ownership n 6% JCIC Sponsor and Independent Directors Note: Illustrative figures subject to change. Figures reflect estimated balances as of 2022 year-end. (1) Transaction structure assumes no redemptions. (2) See slide 35 for pro-forma enterprise value calculation and related key assumptions. 14 (3) Excludes 20% of Sponsor's founder shares (after giving effect to any forfeitures) that are subject to forfeiture based on a performance-based vesting schedule ( Earnout Shares ). Subject to adjustment if (i) the amount in the JCIC trust account remaining after redemptions is less than $20 million and (ii) the aggregate transaction expenses of either Bridger or Jack Creek, respectively, exceed $6.5 million. See footnote 3 on Slide 40 for additional information. (4) See Slide 37 for additional information on public comparables valuations. (5) Fees and expenses are subject to change and excludes $12.075 million deferred underwriting fees from JCIC's IPO; see footnote 6 on Slide 35 for additional detail.

Investment Highlights Full Service, COCO Wildfire Fighting Platform Utilizing Leading, Purpose-Built Technology Rapidly Expanding Market Due to Increased Wildfire Season Length, Geographic Breadth and Severity Sustainability Practices: Directly and Quantifiably Combating Major Sources of CO Emissions 2 Recurring Revenue Model Supported by Long-Term Government Contracts Near Real-Time Insight via the FireTRAC Data Integration Platform 15

The Bridger Solution

Bridger Invests in Tactically-Relevant Suppression Technologies to Efficiently Address and Combat the Growing Threat of Economic and Environmental Damage Caused by Wildfires

Wildfire Risks are Increasing…

Wildland-Urban Interface ("WUI") and climate change leading to more severe wildfires and increased economic damage

…Yet There is Inadequate Scale, Response and Coordination

Company A
Operator of 4 converted DC-10 Air Tankers

Company B
Operator of 7 land-based tankers and 4 CL-415s

Company C
Operator of 9 BAE 146 firefighting aircraft

Legacy fleets that rely primarily on large tankers, tailored to perimeter applications that are not as well-suited to serve WUI environments as Bridger (1)

NASA · Descartes Labs · esa · esri · National Interagency Fire Center

Bridger Aerospace Provides a Full-Fledged, Modern Solution

- Deploy highly efficient aerial firefighting assets tailored towards diverse perimeter and suppression applications (1)
- Integrate data, analytics and reporting to optimize resource deployment
- Provide a fully-integrated firefighting solution to combat the escalating risks and associated carbon emissions

Scale, Size & Technology
Cost-Efficient Fleet
Modern, Capable Aircraft
BRIDGER AEROSPACE

17

Bridger’s Platform is Designed to Solve a Growing and Evolving Problem Wildfire Risks are …Yet There is Inadequate Scale, Bridger Aerospace Provides a Increasing… Response and Coordination Full-Fledged, Modern Solution n Deploy highly efficient aerial firefighting assets Company A Company B Company C tailored towards diverse perimeter and suppression Operator of 4 converted O p e r a t o r of 7 land-based Operator of 9 BAE 146 (1) applications DC-10 Air Tankers tankers and 4 CL-415s firefighting aircraft Bridger Invests in n Integrate data, analytics and reporting to optimize resource deployment Tactically-Relevant n Provide a fully-integrated firefighting solution to Suppression combat the escalating risks and associated carbon Technologies to Wildland-Urban Interface Legacy fleets that rely primarily on large tankers, emissions (“WUI”) and climate change Efficiently Address tailored to perimeter applications that are not as (1) leading to more severe wildfires well-suited to serve WUI environments as Bridger and Combat the and increased economic damage Growing Threat of Economic and Environmental Damage Caused by Wildfires Disparate data sources, analytics and operators result in inefficient wildfire suppression Wildfire severity increases CO 2 emissions, perpetuating global climate change Source: US Forest Service, World Resources Institute and the US Fire Administration. Note: Competitor information sourced from publicly available materials. 17 (1) See slides 18 and 20 for additional information.

Bridger's Scooper Fleet Provides Unique Firefighting Capabilities

FIRE
281

CL-415EAF SCOOPING DISTANCE AND TANK CAPACITY
TOTAL DISTANCE
1250 m (4,100 ft)
Approach from
15 m (50 ft)
Scooping
360 m (1,180 ft)
Climb-out to
15 m (50 ft)
12 SECONDS
1500 U.S. gal.

207 MPH Cruise Speed

50% + Lower Drop Height (1)

1.5k Gallons Tank Capacity

50k Gallons Dropped / Day (2)

90% of Fires Within 20 Miles of Scooper-accessible Bodies of Water (3)

8 Hours Daily Active Firefighting Time

18

Bridger’s Scooper Fleet Provides Unique Firefighting Capabilities n The CL-415EAF is an amphibious aerial firefighting aircraft outfitted with upgraded avionics and high-powered turbine engines n Unique aeronautical design enables tight maneuvering at low altitudes and airspeeds, allowing for high-precision suppression n Ability to utilize natural water sources enables ~50% more time-on-duty per mission than other aerial firefighting aircraft Bridger is a Scaled Owner / Operator of the CL-415EAF, a Purpose-Built Fire Suppression Aircraft 207 MPH 50% + Cruise Lower Drop Speed (1) Height 1.5k Gallons 50k Tank Capacity Gallons (2) Dropped / Day 90% of Fires Within 8 20 Miles of Hours Scooper-accessible (3) Bodies of Water Daily Active Firefighting Time Source: National Interagency Fire Center, CalFire, WinAir, RAND Corporation, Bridger management estimates and Viking Air OEM specifications and marketing. (1) Compared to larger aerial firefighting platforms, i.e., Boeing 747 Supertanker and McDonnell Douglas DC-10. 18 (2) Assumes scoopable water is 5 miles away; Scooper can drop ~35 times (49,123 gallons) within 4 hours. (3) Includes seasonal water bodies without regard to season and no adjustments to the suitability of a water source based on its likely size at a given time of year. Also assumes that the Company has permission to draw from these bodies of water.

Bridger Plans to Increase its Fleet of Aircraft to Further Fire Suppression Capabilities and Response Times

2022E Fleet Size [(1)]

FIRE

Suppression

6

Air Attack

- Twin Commander; Daher Kodiak 100; Pilatus PC-12; Twin Otter
- Advanced short takeoff and landing aircraft
- Utilizes fuel efficient aircraft models
- Bridger leverages the latest sensor and communication technologies

13

Unmanned Aerial System ("UAS")

- Delivers imagery over active wildfires
- Provides situational awareness in night operations and low visibility conditions

2

19

Bridger Deploys a Multi-Layered Fleet of Highly Capable Aircraft (1) 2022E Fleet Size Suppression n Viking Air CL-415EAF Super Scooper, an upgrade of the original CL-415 n Using local water, the Super Scooper can drop 50k gallons before refueling 6 n Highly capable and cost-efficient aircraft Bridger Plans to Increase its Fleet of Air Attack Aircraft to Further n Twin Commander; Daher Kodiak 100; Pilatus PC-12; Twin Otter Fire Suppression Capabilities and n Advanced short takeoff and landing aircraft 13 Response Times n Utilizes fuel efficient aircraft models n Bridger leverages the latest sensor and communication technologies Unmanned Aerial System (“UAS”) n Delivers imagery over active wildfires n Provides situational awareness in night operations and low 2 visibility conditions (1) Based on delivery of an additional Viking Air CL-415EAF scheduled for delivery in October 2022 as well as the conveyance of two (2) UAS platforms scheduled for delivery in August 2022 that were subjected to production delays. 19

Bridger Delivers More Complete and Effective Fire Suppression Capabilities

Bridger Offers Differentiated Solutions to Combat the Evolving Challenges of Aerial Firefighting

Illustrative Perimeter Solution Provider [1]		BRIDGER AEROSPACE
Single Airframe Models	Fleet Type	Multiple Layers of Aircraft
6-10	Fleet Size	> 20 and Scaling
1,000+	Drop Altitude (Feet)	100
30-50,000	Daily Productivity [2] (Gallons)	~50,000
~3 hours	Reload Time	< 1 minute
Limited	Near Real-time Data	FireTrac Data Platform
Indirect Attack [3]	Use Case	Direct Attack [4]

RAND CORPORATION

Rand Corporation, Air Attack Against Wildfires

20

Bridger Delivers More Complete and Effective Fire Suppression Capabilities Illustrative Perimeter (1) Solution Provider Multiple Layers of Aircraft Single Airframe Models Fleet Type Bridger Offers 6-10 Fleet Size > 20 and Scaling Differentiated 1,000+ Drop Altitude 100 Solutions to Combat (Feet) the Evolving (2) (feet) ~50,000 30-50,000 Daily Productivity Challenges of Aerial (Gallons) Firefighting ~3 hours Rel(oad gallon T si)me < 1 minute Limited Near Real-time Data FireTrac Data Platform (3) (4) Direct Attack Indirect Attack Use Case “Scoopers are considerably less expensive to own and operate than larger helicopters and fixed-wing airtankers. When fires are near water, scoopers can drop more water than airtankers can drop retardant. At least two-thirds of historical fires have been within ten miles of a scooper-accessible body of water.” Rand Corporation, Air Attack Against Wildfires Source: Bridger management, Viking Air OEM specifications and marketing. (1) Based on comparisons to large air tankers (“LAT”) and very large air tankers (“VLAT”) that primarily drop retardants. (2) Assumes scoopable water is 5 miles away; Scooper can drop ~35 times (49,123 gallons) within 4 hours. 20 (3) Indirect Attack platforms are retardant-based and are used to create a fire line, preventing further spread of flames. (4) Direct Attack platforms are water-based and are dropped directly on flames to combat wildfires immediately.

Extensive US Footprint Serving Mission Critical Geographies

Long-Term Contracts With Federal and State Firefighting Agencies

Federal

State & Local

DNRC

2021A Revenue by End Customer

6%
18%
74%

Recent Contract Awards

2021 Awards

- USFS National Scooper Solicitation
- USFS Air Attack
- Montana Scooper
- Various State Annual Contracts

2022 Awards

- Department of Interior ("DOI") and BLM National Contracts
- Various Annual State Contracts

Source: National Interagency Fire Center, Bridger management.

21

Extensive US Footprint Serving Mission Critical Geographies Long-Term Contracts With Federal Federal Agencies Expected to Represent and State Firefighting Agencies ~75%+ of Revenue in FY2022E Forward Federal State & Local 2021A Revenue by End Customer 6% Bridger Maintains 18% a 100% Renewal Rate on its Core Federal and State 74% Contracts Recent Contract Awards 2021 Awards 2022 Awards n USFS National n Department of Scooper Solicitation Interior (“DOI”) and BLM National n USFS Air Attack Federal forest and land agencies continue to take a proactive Contracts n Montana Scooper role in fire management and suppression, creating a large n Various Annual State n Various State Annual opportunity with the US Forest Service (“USFS”) and the Contracts Contracts Bureau of Land Management (“BLM”) Source: National Interagency Fire Center, Bridger management. 21

FireTrac: Next-Gen Wildfire Data, Surveillance and Reporting Platform

FireTrac Integrates Proprietary Data and Technology to Deliver Unique Insights on Fire Risk

Data

- Combine Bridger's proprietary in-flight imaging capabilities with published governmental data
- Consolidated information, imagery and data regarding critical wildfire incidents
- Layered data to analyze fire intensity, size, location and weather patterns
- Centralized information source for near real-time, relevant wildfire data

Technology

- Near real-time interface to inform users of potential wildfire impacts
- Interactive mapping solutions to help visualize fires within a geospatial context
  - Provide push notifications of detected activity near watched addresses to a user's mobile device (1)

FIRE TRAC

- ☑ Leading fire map and sensor data capabilities
- ☑ Near real-time imagery of key fire incidents
- ☑ Satellite and weather data
- ☑ User uploaded data
- ☑ Social media style Hive-based reporting and updates

Bighorn
Details
News Feed
Photos
Firechat
Fire Overview
Firetrac Report
Bighorn
Alabama Enacts Ban on Outdoor Burning Over Air Quality
State lifts fire alert for south Alabama after rains

22

FireTrac: Next-Gen Wildfire Data, Surveillance and Reporting Platform Data Technology n Combine Bridger’s proprietary in-flight imaging capabilities with n Near real-time interface to inform users of potential wildfire published governmental data impacts n Consolidated information, imagery and data regarding critical n Interactive mapping solutions to help visualize fires within a wildfire incidents geospatial context n Layered data to analyze fire intensity, size,n Provide push notifications of detected activity near (1) location and weather patterns watched addresses to a user’s mobile device FireTrac Integrates n Centralized information source for near real-time, relevant wildfire data Proprietary Data and Technology to Leading fire map and sensor data capabilities Deliver Unique ü Insights on Fire Risk Near real-time imagery of key fire incidents ü Satellite and weather data ü User uploaded data ü Social media style Hive-based reporting and updates ü Source: National Interagency Fire Center, Bridger management. (1) Future release feature. 22

FIRE
282
N418BT SCOOPER 283
MRU02
BRIDGER AVIATION REPAIR
BRIDGER AEROSPACE
CL415EAF
SUPER SCOOPER
AERIAL FIREFIGHTING SUPPORT

Growing Market and Demand

Growing Market and Demand

Rising and Evolving Wildfire Risks Threaten Communities More Severe Wildfire Season Wildland-Urban Interface Changes in Temperatures and Precipitation Levels Insufficient Firefighting Capacity Lack of Real-Time Insights Are Increasing the Magnitude of Wildfires and Adding Weeks to Destructive Fire Seasons “The challenge is huge. We now have around 70,000 communities at risk from wildfire, and only 6,000 of them — less than 10 percent — have community wildfire protection plans.” Tom Tidwell - Former Chief of the United States Forest Service Source: US Forest Service, Bridger management. 24

Intensity and Magnitude of Forest Fires Have Multiplied as a Result of the Expanding WUI, with 9 of the Largest 20 Fires in California History Occurring in the Past Two Years

Residential Growth in Fire-Prone, Wildland-Urban Interface Areas…

< 0%
0% – 25%
25% – 75%
> 75%

…Has Resulted in a Higher Number of Acres Burned per Fire

Total Acres Burned in California by the 20 Largest Wildfires of All Time [1]

2021
23%
Pre-2020
41%
36%
2020
~60% of Total Acres Burned by the Largest 20 Wildfires of All Time Have Occurred in the Last 2 Years

25

As WUI Areas Expand, the Scale of Damages from Wildfires is Expected to Increase Residential Growth in Fire-Prone, …Has Resulted in a Higher Number Wildland-Urban Interface Areas… of Acres Burned per Fire Total Acres Burned in California by the Growth Rate of Homes in the WUI by County (1990 – 2010) (1) 20 Largest Wildfires of All Time Intensity and 2021 Magnitude of Forest Fires Have 23% Pre-2020 Multiplied as a ~60% of Total Acres 41% Burned by the Largest Result of the 20 Wildfires of All Time Expanding WUI, Have Occurred in the with 9 of the Last 2 Years Largest 20 Fires in 36% California History 2020 2020 Occurring in the < 0% 0% – 25% 25% – 75% > 75% Past Two Years § New WUI areas have expanded by more than 46 million § Growth in the WUI and increasing global temperatures have acres (33%) over the 1990-2010 period led to a five-fold increase in annual acres burned per fire over the past 35 years § WUI areas now include 1/3 of all homes in the US within 10% of the nation’s land area§ Total number of US acres burned annually has increased more than three-fold since 1985 § The population growth in at-risk areas for wildfires will require more aggressive firefighting strategies§ Dixie (CA, 2021) and August Complex (CA, 2020) were two of the most historically damaging wildfires, burning a combined ~2 million acres Source: US Forest Service, National Interagency Fire Center and CalFire. (1) Figures represent cumulative statistics as of January 13, 2022. 25

Federal and State Agencies Have Become Increasingly Motivated to Outsource Aerial Firefighting to More Effectively Combat the Increasing Presence and Intensity of Wildfires

Aerial Suppression Spend Represented ~45% of the $14 Billion Firefighting Market in 2021 [1]...

Air-Based Suppression
Data
$3.0bn
$4.0bn
COCO
$0.2bn
GOCO (2)
Ground
$5.0bn
$2.2bn
GOGO (2)

Greece Faces Disaster of Unprecedented Proportion

Wildfires Rage Across Southern Italy as Its Rivers Dry Up

Wildfires Ravage Alaska with 264 Active Individual Fires Burning

26

Large Market With Strong Demand for Air-Based Suppression Technologies Aerial Suppression Spend Represented ~45% … and the Market is Anticipated to Continue to (1) of the $14 Billion Firefighting Market in 2021 … Expand as Wildfires Rage Across Europe and the US Air-Based Suppression Greece Faces Disaster Wildfires Rage Across Wildfires Ravage Federal and State Data of Unprecedented Southern Italy as Its Alaska with 264 Active Agencies Have Proportion Rivers Dry Up Individual Fires Burning $4.0bn $3.0bn Become Increasingly COCO Motivated to Outsource Aerial (2) $0.2bn GOCO Firefighting to More $5.0bn $2.2bn Ground (2) Effectively Combat GOGO the Increasing Presence and Intensity of Wildfires § There is a rapidly growing need globally for fire suppression § These events represent active Summer 2022 wildfires and assets emphasize the need for increased wildfire suppression resources globally § The shift away from ground towards more air-based suppression has already commenced§ In traditional wildfire areas, wildfire intensity and duration are increasing, and total wildfire impact is spreading into § Unfilled requests for large airtankers has nearly grown three- new regions as global temperatures rise fold since 2015; in 2020, 40% of Super Scooper requests and 34% of all large airtanker requests were unfilled Source: National Interagency Coordination Center, CNN, CBS, The Guardian and Bridger management estimates. (1) Reflects Bridger management estimates, informed by multiple reports. 26 (2) GOCO: Government Owned and Contractor Operated; GOGO: Government Owned and Government Operated.

Wildfires Present a Significant and Growing Environmental Hazard

Increased Wildfires, CO_2 Levels and Temperatures Are Part of a Vicious Cycle

More Severe and Longer Wildfire Seasons Are Causing Increased CO_2 Pollution
Wildfire CO_2 Contributions Perpetuate Global Temperature Increase
Temperature Increases Cause More Intense and Elongated Fire Seasons

Annual Wildfire CO_2 Emissions are Among the Most Harmful Pollutants

> 110 Million Metric tons of CO_2 released by California wildfires in 2020 is equivalent to...

~24 Million
Cars Driving for One Year

86
88
90

~13 Billion
Gallons of Gasoline Consumption

~38 Million
Tons of Waste Landfilled vs Recycled

~2 Billion
Tree Seedlings Would Need to be Grown for 10 years to Account for CO_2 Sequestration

27

Wildfires Present a Significant and Growing Environmental Hazard Increased Wildfires, CO Levels and Temperatures Annual Wildfire CO Emissions are Among the 2 2 Are Part of a Vicious Cycle Most Harmful Pollutants > 110 Million Metric tons of CO released by California 2 wildfires in 2020 is equivalent to… Bridger Proactively Combats Climate Change by Mitigating a Major Source of ~24 Million ~13 Billion Cars Driving for Gallons of Gasoline CO Emissions 2 One Year Consumption ~38 Million ~2 Billion Tons of Waste Tree Seedlings Would Need Landfilled vs Recycled to be Grown for 10 years to Account for CO Sequestration 2 Source: National Oceanic and Atmospheric Administration, National Aeronautics and Space Administration and Bloomberg Law. 27

Financial Overview

Climate Change has Elongated the Active Fire Season

Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Maintenance, Training & FAA re-certification period
Active Fire Season
(each CL-415EAF has the ability to fly 450 hours during this period)
Maintenance Period
120-day initial task order
30-day extension
30-day extension
30-day extension
90 to 120-day total extension
Each contract primarily contains two main revenue components
A
Standby (daily rate)
B
Flight (hourly rate)

Source: Bridger management.

29

A Longer Active Fire Season is Extending Operators’ Flight Hours Climate Change has Elongated the Active Fire Season Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Maintenance, Training & Active Fire Season Maintenance FAA re-certification period (each CL-415EAF has the ability to fly 450 hours during this period) Period 120-day initial 30-day 30-day 30-day extension extension extension task order 90 to 120-day total extension Each contract primarily contains two main revenue components Standby Flight A B (daily rate) (hourly rate) Source: Bridger management. 29

Favorable Contract Mechanics and Terms

Bridger Aerospace Utilizes Contracted Standby Days to Provide Long-Term Revenue Visibility and Captures Upside from Increased Flight Hours, Paid Hourly

A — *Standby Days*

- Bridger estimates total standby days in the projection period
- 2021 figures represent 60% of a normal season due to aircraft delivery
- Average initial task orders contract for 120 standby days

Average CL-415EAF Standby Days per Scooper

119 (1)
135
145
2021A
2022E
2023E

+

B — *Flight Hours*

Average CL-415EAF Flight Hours per Scooper

325 (1)
325
325
2021A
2022E
2023E

- **Long-term contract nature (avg. tenor ranges from 1-5 years)**
- **Direct cost pass through**
- **Same assets listed for multiple agency contracts**
- **Annual Price Escalators**
- **Complete fuel price protection [2]**
- **Flight hours uncapped**

30

Favorable Contract Mechanics and Terms A B Standby Days Flight Hours § Bridger estimates total standby days in the § Bridger estimates a run-rate amount of projection period flight hours based on past performance and standby days § 2021 figures represent 60% of a normal season due to aircraft delivery§ Each plane can fly up to a total of 450 hours per year § Average initial task orders contract for 120 standby days Bridger Aerospace Average CL-415EAF Average CL-415EAF Standby Days per Scooper Flight Hours per Scooper Utilizes Contracted (1) (1) 145 135 325 325 325 119 Standby Days to Provide Long-Term Revenue Visibility 2021A 2022E 2023E 2021A 2022E 2023E and Captures Upside from Increased Flight Hours, Paid Hourly Long-term contract nature (avg. Same assets listed for Direct cost pass through tenor ranges from 1-5 years) multiple agency contracts Complete fuel price Annual Price Escalators Flight hours uncapped (2) protection Source: Bridger management estimates. (1) Normalized for 317 total Standby Days and 837 total Flight Hours flown over an average of ~2.7 CL-415EAF aircraft throughout the year. 30 (2) For CL-415EAFs while on contract.

Attractive Aircraft Unit Economics Drive Margins with Fleet Expansion

2023E [1]

Average Total Cost of New Scooper Delivered	$32 million	One-time investment to purchase new Super Scooper
Adj. EBITDA per Super Scooper	$10 million	High ROI per Super Scooper
Maintenance and Miscellaneous CapEx per New Domestic Super Scooper	~$600K	New planes require limited annual Maintenance and Miscellaneous CapEx after initial investment
Bridger Aerospace Average Super Scooper Payback Period	~3.2 years [2]	Approximate three-year average payback period allows for rapid reinvestment and continued fleet growth

31

Attractive Aircraft Unit Economics Drive Margins with Fleet Expansion (1) 2023E Average Total Cost of One-time investment to purchase $32 million New Scooper Delivered new Super Scooper Adj. EBITDA Bridger Has an High ROI per Super Scooper $10 million per Super Scooper Attractive ~Three-Year Payback on New Super Scooper Aircraft Maintenance and New planes require limited annual Miscellaneous CapEx per Maintenance and Miscellaneous ~$600K New Domestic Super CapEx after initial investment Scooper Approximate three-year average Bridger Aerospace payback period allows for rapid (2) Average Super Scooper ~3.2 years reinvestment and continued fleet Payback Period growth Source: Business Insider, Skies Magazine, Fire Aviation and Bridger management. th (1) Adj. EBITDA calculated on a per-plane basis. Assumes the average full-year run-rate for seven (7) CL-415EAFs and that the remaining (7) Super Scooper is acquired in 2023. 31 (2) Calculation assumes 2023E Adj. EBITDA run-rate as a proxy for annual payback per each aircraft.

Multiple Efficiencies Driving Margin Improvement

Bridger is Primed to Recognize Margin Optimization as the Fleet Expands

~30% Adj. EBITDA Margin
2021A (1)
~60% Adj. EBITDA Margin
2023E

Building Blocks of Increasing Margin

Revenue ($)

Platform +

Bridger offers a market leading platform in wildfire management with a modern fleet and long-standing federal and state agency relationships

Increased Demand +

Bridger is expected to continue to command above-average flight hour and standby day rates due to a superior product offering

Cost (% Revenue)

Scaled Admin.

Operating and administrative expenses are not expected to scale in-line with the fleet size

Unit Efficiency

Fire suppression expertise and a robust maintenance and training program are anticipated to create cost efficiencies for fleet management

Source: Bridger management estimates

32

Multiple Efficiencies Driving Margin Improvement n Bridger is at an inflection point where margins are expected to continue to increase due to high-capacity utilization, fleet ~60% Adj. expansion and the benefit of prior cost incurrence EBITDA Margin n The Bridger business creates a significant amount of operating ~30% Adj. leverage EBITDA Margin (1) 2021A 2023E Bridger is Primed to Building Blocks of Increasing Margin Recognize Margin Optimization as the Bridger offers a market leading platform Bridger is expected to continue to Platform Increased Demand Fleet Expands in wildfire management with a modern command above-average flight hour fleet and long-standing federal and state and standby day rates due to a superior agency relationships product offering Scaled Admin. Unit Efficiency Fire suppression expertise and a robust Operating and administrative expenses maintenance and training program are are not expected to scale in-line with the anticipated to create cost efficiencies fleet size for fleet management Source: Bridger management estimates (1) See Slide 41 for a reconciliation of 2021 Adjusted EBITDA to GAAP net income. 32 Cost (% Revenue) Revenue ($)

Financial Overview

- Although Bridger's Super Scooper fleet only comprises ~30% of total fleet count, the CL-415EAF's leading operating performance contributes to the majority of top-line sales via higher standby and flight hour rates
- Bridger's Growth Capital Expenditures requirements are heavily weighted towards expanding the CL-415EAF
- Expenses associated with operating additional CL-415EAF aircraft are not expected to scale in-tandem with growth
  - Bridger gains incremental operating leverage as more Super Scoopers are acquired
- Cash on hand from the Series C capital raise, municipal bond financing and free cash flow generation is projected to fully finance Bridger's growth projections

($ In Millions)	2021A	2022E	2023E
CL-415EAF	$30.4	$64.5	$90.6
Air Attack	8.1	6.3	11.3
UAS	0.4	3.3	3.5
Other (Maintenance, Admin)	0.5	0.6	0.8
Total Revenue	**$39.4**	**$74.7**	**$106.1**
Less: COGS	(20.5)	(23.2)	(26.7)
Gross Profit	**$18.9**	**$51.5**	**$79.3**
Gross Profit Margin %	*48.0%*	*69.0%*	*74.8%*
Less: G&A and Other Income	(8.3)	(13.0)	(15.8)
Adj. EBITDA (1)	**$10.5**	**$38.6**	**$63.6**
Adj. EBITDA Margin %	*26.7%*	*51.6%*	*59.9%*
Maintenance and Miscellaneous CapEx	(5.5)	(4.1)	(5.9)
Free Cash Flow (2)	**$5.0**	**$34.4**	**$57.6**
Growth CapEx	$54.2	$39.1	$82.7

33

Financial Overview n Although Bridger’s Super Scooper fleet only comprises ($ In Millions) Pro Forma Val2021A uation 2022E 2023E ~30% of total fleet count, the CL-415EAF’s leading CL-415EAF $30.4 $64.5 $90.6 operating performance contributes to the majority of Air Attack 8.1 6.3 11.3 top-line sales via higher standby and flight hour rates UAS 0.4 3.3 3.5 Other (Maintenance, Admin) 0.5 0.6 0.8 n Bridger’s Growth Capital Expenditures requirements are Total Revenue $39.4 $74.7 $106.1 heavily weighted towards expanding the CL-415EAF Less: COGS (20.5) (23.2) (26.7) Gross Profit $18.9 $51.5 $79.3 n Expenses associated with operating additional Gross Profit Margin % 48.0% 69.0% 74.8% CL-415EAF aircraft are not expected to scale in-tandem with growth Less: G&A and Other Income (8.3) (13.0) (15.8) − Bridger gains incremental operating leverage as (1) Adj. EBITDA $10.5 $38.6 $63.6 more Super Scoopers are acquired Adj. EBITDA Margin % 26.7% 51.6% 59.9% n Cash on hand from the Series C capital raise, municipal Maintenance and Miscellaneous CapEx (5.5) (4.1) (5.9) bond financing and free cash flow generation is (2) Free Cash Flow $5.0 $34.4 $57.6 projected to fully finance Bridger’s growth projections Growth CapEx $54.2 $39.1 $82.7 Source: Bridger management estimates. (1) See slide 41 for a reconciliation of GAAP Net Income to 2021A Adj. EBITDA. 33 (2) Defined as Adj. EBITDA less Maintenance and Miscellaneous CapEx.

Transaction Details and Benchmarking

Detailed Transaction Overview

Bridger Offers an Attractive Valuation without Requiring a PIPE Investment or Minimum Cash Threshold

Valuation and Capital Structure

- Fully diluted pro-forma enterprise value of $869 million, representing 13.7x CY2023E Adj. EBITDA of $64 million
- Transaction is expected to generate ~$323 million of cash to the balance sheet (assuming no redemptions) which will serve as dry powder for fleet expansion and proprietary strategic investments
- Existing Bridger Shareholders are rolling 100% of their existing equity [(1)]

Illustrative Pro-Forma Ownership [(5)(7)]

JCIC Sponsor and Independent Directors 6% (3)
Existing Bridger Shareholders 63% (1)
JCIC Public Shareholders 31% (2)

Pro-Forma Valuation

Pro Forma Shares [(1)(2)(3)(7)]	110.884
Assumed Share Price	$10.00
Pro Forma Equity Value	**$1,109**
Less: Net Cash Proceeds	(323)
Plus: Existing Net Debt [(4)]	83
Pro Forma Enterprise Value	**$869**

Estimated Sources [(1)]

Cash in Trust [(2)]	345
Stock Consideration to Existing Bridger Shareholders [(1)]	725
Total Sources	**$1,070**

Estimated Uses

Stock Consideration to Existing Bridger Shareholders [(1)]	725
Estimated Fees & Expenses [(6)]	22
Cash to Balance Sheet	323
Total Uses	**$1,070**

35

Detailed Transaction Overview Pro Forma Valuation Valuation and Capital Structure Pro-Forma Valuation (1)(2)(3)(7) n Fully diluted pro-forma enterprise value of $869 Pro Forma Shares 110.884 million, representing 13.7x CY2023E Adj. EBITDA of Assumed Share Price $10.00 $64 million Pro Forma Equity Value $1,109 n Transaction is expected to generate ~$323 million of cash to the balance sheet (assuming no redemptions) Less: Net Cash Proceeds (323) which will serve as dry powder for fleet expansion and (4) Plus: Existing Net Debt 83 proprietary strategic investments Bridger Offers an Pro Forma Enterprise Value $869 n Existing Bridger Shareholders are rolling 100% of their (1) Attractive Valuation existing equity without Requiring a (5)(7) (1) Sources Illustrative Pro-Forma Ownership Estimated Sources PIPE Investment or (2) JCIC Sponsor and Cash in Trust 345 Minimum Cash Independent Directors (3) (1) 6% Threshold Stock Consideration to Existing Bridger Shareholders 725 Existing Bridger Shareholders Total Sources $1,070 (1) 63% Uses Estimated Uses JCIC Public (1) Stock Consideration to Existing Bridger Shareholders 725 Shareholders (2) 31% (6) Estimated Fees & Expenses 22 Cash to Balance Sheet 323 Total Uses $1,070 Note: Share and $ amounts shown in millions, except for share price and ownership percentages. (1) Includes ~29.9 million shares in respect of Bridger’s existing Series C shares (assumes conversion of outstanding balance prior to deSPAC of ~$329.1 million at a $11.00 / share conversion price) and 39.6 million shares in respect of the other Bridger existing equityholders. (2) Assumes no redemptions and includes 34.5 million JCIC public shares but excludes the impact of 17.3 million outstanding out-of-the-money JCIC public warrants (with exercise price of $11.50). (3) Includes ~6.9 million JCIC sponsor shares (less Earnout Shares, as described on page 14) but excludes the impact of 9.4 million outstanding out-of-the-money JCIC sponsor warrants (with exercise price of $11.50). (4) Includes USDA debt of $36.0 million, plus bank debt of $17.0 million and Gallatin County Municipal Bond debt of $160.0 million ($25.0 million of which is expected to fund the week of August 1, 2022), less balance sheet cash of $130.0 million. (5) Percentages may not sum to 100% due to rounding. (6) Excludes $12.075 million deferred underwriting fees from JCIC's IPO and other fees payable in the 35 aggregate to UBS and J.P. Morgan. Pursuant to a waiver letter dated July 29, 2022, J.P. Morgan has waived its pro rata portion of the deferred underwriting fee, subject to satisfaction of the conditions set forth therein. (7) Subject to adjustment if (i) the amount in the JCIC trust account remaining after redemptions is less than $20 million and (ii) the aggregate transaction expenses of either Bridger or Jack Creek, respectively, exceed $6.5 million. See footnote 3 on Slide 40 for additional information.

Operational Benchmarking

CY2023E Revenue Growth

CY2023E Defense Electronics Median = 7%
CY2023E Specialty Aviation Median = 11%
42%
12%
8%
8%
6%
5%
5%
11%
11%
11%
BRIDGER AEROSPACE
AV AeroVironment
KRATOS
MAXAR
mercury
L3HARRIS FAST. FORWARD.
TELEDYNE
HOWMET AEROSPACE
HEICO
TRANSDIGM

CY2023E Adj. EBITDA Margin

CY2023E Defense Electronics Median = 22%
CY2023E Specialty Aviation Median = 27%
60%
28%
25%
22%
21%
18%
11%
49%
27%
25%
BRIDGER AEROSPACE
MAXAR
TELEDYNE
mercury
L3HARRIS FAST. FORWARD.
AV AeroVironment
KRATOS
TRANSDIGM
HEICO
HOWMET AEROSPACE

36

Operational Benchmarking CY2023E Revenue Growth CY2023E Defense Electronics Median = 7% CY2023E Specialty Aviation Median = 11% 42% 12% 11% 11% 11% 8% 8% 5% 6% Bridger’s Projected 5% Revenue Growth and Margin Profile are Favorable Versus Peers CY2023E Adj. EBITDA Margin CY2023E Defense Electronics Median = 22% 60% CY2023E Specialty Aviation Median = 27% 49% 28% 27% 25% 25% 22% 21% 18% 11% Source: CapIQ, Company Management, BAMSEC, public filings as of July 29, 2022. 36

Valuation Benchmarking

Bridger's Valuation is In-Line with Industry Peers

Enterprise Value / CY2023E Adj. EBITDA
CY2023E Defense Electronics Median = 15.6x
CY2023E Specialty Aviation Median = 16.7x
13.7x
22.3x
18.9x
16.0x
15.2x
13.5x
7.6x
32.8x
16.7x
11.8x
BRIDGER AEROSPACE
AV AeroVironment
KRATOS
TELEDYNE
mercury
L3HARRIS FAST. FORWARD.
MAXAR
HEICO
TRANSDIGM
HOWMET AEROSPACE

37

Valuation Benchmarking Enterprise Value / CY2023E Adj. EBITDA CY2023E Defense Electronics Median = 15.6x CY2023E Specialty Aviation Median = 16.7x 32.8x Bridger’s Valuation is In-Line with 22.3x 18.9x Industry Peers 16.7x 16.0x 15.2x 13.7x 13.5x 11.8x 7.6x Source: CapIQ, Company Management, BAMSEC, public filings as of July 29, 2022. 37

Appendix

FireTrac Opportunity and Business Model

Multi-Billion Dollar Global Data Opportunity

Underserved Market of Addressable Subscribers

Business Model & Illustrative Revenue Opportunity

- Annual subscription-based revenue model with user-friendly FireTrac website and mobile app
- Subscriptions forecasted to range from $50-$120 annually per user
- Initial rollout is expected to focus on consumers and domestic market, while future versions will target enterprises and incorporate additional applications

Sizing the Market Opportunity

~45 million
Bridger estimated US Households in fire prone areas

~5 million
Illustrative longer-term market for FireTrac

~1 million
users

Potential near-term target

- Estimated ~45 million US households in at-risk fire areas
- Bridger believes that adoption of FireTrac could translate into $375+ million incremental long-term revenue (1)(2)
- **With adoption from 1 million users, Bridger could still recognize an additional $75 million in incremental annual revenue (2)**

FIRE TRAC: ~1 million users ✖ ~$75 annual average sub / user = ~$75 million

39

FireTrac Opportunity and Business Model Multi-Billion Dollar Global Data Opportunity Underserved Market of Addressable Subscribers Business Model & Illustrative Revenue Opportunity n 1/6 of US population is directly impacted by wildfiresn Annual subscription-based revenue model with user-friendly FireTrac website and mobile app n Current fire data is controlled by wildfire agencies with limited to no access publicly available to those who need it n Subscriptions forecasted to range from $50-$120 annually most per user n FireTrac is designed to provide data directly to citizens, n Initial rollout is expected to focus on consumers and landowners, insurance companies, utilities, municipal and domestic market, while future versions will target enterprises county governments and potentially federal agencies and incorporate additional applications Sizing the Market Opportunity n Estimated ~45 million US households in at-risk fire areas ~45 million n Bridger believes that adoption of FireTrac could translate into (1)(2) Bridger estimated US Households in fire prone areas $375+ million incremental long-term revenue n With adoption from 1 million users, Bridger could still recognize an additional $75 million in incremental annual ~5 million (2) revenue Illustrative longer-term market for FireTrac ~1 million ~$75 annual Potential near- ~1 million users average sub / ~$75 million term target users user Source: US Forest Service, Washington Post and Bridger management. (1) Calculated as approximately 5 million potential long-term users multiplied by $75 annual illustrative average subscription fee. 39 (2) FireTrac revenue estimates should be viewed as illustrative and are not currently contemplated in the Company’s revenue forecast.

Pro-Forma Ownership Impact from Redemptions Illustrative Redemptions 0% 25% 50% 75% Regardless of Final (1) Pro Forma Shares 110.884 102.259 93.634 84.069 Structure, the Transaction Share Price $10.00 $10.00 $10.00 $10.00 Requires No Pro Forma Equity Value $1,109 $1,023 $936 $841 Minimum Cash Less: Net Cash / (Debt) Position (323) (237) (151) (64) Balance and Bridger Plus: Existing Net Debt 83 83 83 83 is Able to Fund Its Growth without a Pro Forma Enterprise Value $869 $869 $869 $859 Cash Infusion from JCIC (2)(3) Existing Bridger Shareholders 62.7% 67.9% 74.2% 82.6% (2) SPAC Public Shareholders 31.1% 25.3% 18.4% 10.3% (1)(2)(3) SPAC Sponsor and Independent Directors 6.2% 6.8% 7.4% 7.1% Note: Share and $ amounts above shown in millions, except for share price and ownership percentages. (1) For redemption scenarios that result in $50 million or less cash in trust, 50% of JCIC Sponsor shares shall be forfeited. During a redemption scenario that result in cash in trust greater than $50 million, but less than or equal to $100 million, for every $1 million over the $50 million cash in trust threshold, 1% of the JCIC Sponsor shares shall be added to the 50% JCIC Sponsor shares. Excludes the Earnout Shares. (2) Percentages may not sum to 100% due to rounding. 40 (3) If the amount remaining in the JCIC trust account after deducting all amounts payable in respect of JCIC's Class A Ordinary Shares submitted for redemption is less than $20,000,000, (i) the shares to be distributed to JCIC Sponsor will reduced by (a) the excess of the aggregate legal and advisor fees and expenses incurred by JCIC in connection with the Business Combination, excluding any deferred underwriting fees, over $6,500,000, if any, divided by (b) $10.00, and (ii) the shares to be distributed to the Bridger equityhholders will be reduced by (x) the excess of the aggregate legal and advisor fees and expenses incurred by Bridger, its subsidiaries and certain of its equityholders in connection with the Business Combination over $6,500,000, if any, divided by (y) $10.00.

Net Income to Adjusted EBITDA Reconciliation

2021A Net Income to Adjusted EBITDA Reconciliation	Year Ended December 31, 2021
Net Income / (Loss)	**($6,540,797)**
Depreciation and Amortization	6,673,685
Interest Expenses	9,293,298
EBITDA	**$9,426,816**
Loss on Disposals (1)	995,528
Legal Fees (2)	110,000
Adj. EBITDA	**$10,532,344**
Net Income / (Loss) Margin (3)	*(17%)*
Adj. EBITDA Margin % (3)	*27%*

41

Net Income to Adjusted EBITDA Reconciliation 2021A Net Income to Adjusted EBITDA Reconciliation Year Ended December 31, 2021 Net Income / (Loss) ($6,540,797) Depreciation and Amortization 6,673,685 Interest Expenses 9,293,298 EBITDA $9,426,816 (1) Loss on Disposals 995,528 (2) Legal Fees 110,000 Adj. EBITDA $10,532,344 (3) Net Income / (Loss) Margin (17%) (3) Adj. EBITDA Margin % 27% Note: Figures shown above in $, except for margin percentages. (1) Represented loss on the disposal of obsolescence of aging aircraft. 41 (2) Represents one-time costs associated with legal fees for financing activities. (3) Net loss margin represents net loss divided by total revenue and Adj. EBITDA margin represents Adj. EBITDA divided by total revenue.

Risk Factors (1 of 5) All references to “Bridger,” the “Company,” “we,” “us” or “our” refer to the business of Bridger Aerospace Group Holdings, LLC and its consolidated subsidiaries. The risks presented below are certain of the general risks related to our business, industry and ownership structure and are not exhaustive. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business, financial condition or results of operations. The list below is qualified in its entirety by disclosures contained in future filings by the Company, or by third parties (including Jack Creek Investment Corp. (“Jack Creek”)) with respect to the Company, with the United States Securities and Exchange Commission (“SEC”). These risks speak only as of the date of this presentation and the Company makes no commitment to update such disclosure. The risks highlighted in future filings with the SEC may differ significantly from, and will be more extensive than, those presented below. Aviation and Firefighting Risks § Our operation of aircraft involves a degree of inherent risk, and we could suffer losses and adverse publicity stemming from any accident, whether related to us or not, involving aircraft, helicopters, or commercial drones similar to the assets we use in our operations. § Our business is inherently risky in that it is fighting forest fires which are powerful and unpredictable. § The unavailability of an aircraft due to loss, mechanical failure, lack of pilots or mechanical personnel, especially one of the Viking Air CL-415EAFs (a Super Scooper), would result in lower operating revenues for us for a period of time that cannot be determined and would likely be prolonged. § Our pilots and mechanics are required by contract to meet a minimum standard of operational experience by contract. Finding and employing the necessary level of experience and certification has required us to hire U.S. and Canadian personnel. Inability to source and hire personnel with appropriate skills and experience would inhibit operations. § The development of superior alternative firefighting tactics or technology that do not rely on our existing and planned capital assets could reduce demand for our services and result in a material reduction in our revenue and results of operations. Operations Risks § We rely on our information technology systems to manage numerous aspects of our business. A cyber-based attack of these systems could disrupt our ability to deliver services to our customers and could lead to increased overhead costs, decreased sales, and harm to our reputation. § Our service, data and systems may be critical to operations or involve the storage, processing and transmission of sensitive data, including valuable intellectual property, other proprietary or confidential data, regulated data, and personal information of employees, and others. Successful breaches, employee malfeasance, or human or technological error could result in, for example, unauthorized access to, disclosure, modification, misuse, loss, or destruction of our or other third-party data or systems; theft of sensitive, regulated, or confidential data including personal information and intellectual property; the loss of access to critical data or systems; service or system disruptions or denials of service. § Failure to comply with federal, state and foreign laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current laws and regulations or the enactment of new laws or regulations in these areas, could adversely affect our business and our financial condition. § Our reputation and ability to do business may be impacted by the improper conduct of our employees, agents or business partners. § Any failure to offer high-quality aerial firefighting services to customers may harm our relationships with our customers and could adversely affect our reputation, brand, business, financial condition, and results of operations. § Natural disasters, unusual weather conditions, pandemic or epidemic outbreaks, terrorist acts and political events could disrupt our business. § We are subject to risks associated with climate change, including the potential increased impacts of severe weather events on our operations and infrastructure, and changes in weather patterns may result in lower demand for our services if such changes result in a reduced risk of wildfires. § Our business is dependent on the availability of aircraft fuel. Continued periods of significant disruption in the supply or cost of aircraft fuel could have a significant negative impact on consumer demand, our operating results, and liquidity. 42

Risk Factors (2 of 5) Operations Risks (continued) § System failures, defects, errors, or vulnerabilities in our website, applications, backend systems, or other technology systems or those of third-party technology providers could harm our reputation and brand and adversely impact our business, financial condition, and results of operations. § If we fail to adequately protect our proprietary intellectual property rights, our competitive position could be impaired and we may lose market share, generate reduced revenue, and/or incur costly litigation to protect our rights. § In the event that we engage in foreign operations, we will be exposed to risks related to geo-political and economic factors, laws and regulations and our international business would subject us to numerous political and economic factors, legal requirements, cross-cultural considerations and other risks associated with doing business globally. § Our insurance may become too difficult or expensive for us to obtain or maintain. Increases in insurance costs or reductions in insurance coverage may materially and adversely impact our results of operations and financial position. § We are highly dependent on our senior management team and other highly skilled personnel with unique skills. We will need to be able to continue to grow our workforce with highly skilled workers in the future. If we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy. § Our business may be adversely affected by labor and union activities. § Past performance by our management team or their respective affiliates may not be indicative of future performance of an investment in us. § We have entered into ground leases with terms of [twenty (20)] years with the Gallatin Airport Authority for each of our hangars. If the Airport Authority declines to renew any of our ground leases, our operations and results of operations could be materially and adversely impacted. § Our lack of diversification with respect to the aircrafts we use may subject us to negative economic, competitive and regulatory developments that disproportionately impact our aviation assets as compared to other fire suppression aircraft or alternative fire suppression services, which could adversely affect our ability to market and sell our services and our reputation. § Any delays in the development, design and engineering of our products and services may adversely impact our business, financial condition and results of operations. Seasonality Risks § There is a seasonal fluctuation in the need to fight forest fires based upon location. A significant portion of our total revenue currently occurs during the second and third quarters of the year due to the North American fire season, and the intensity of the fire season varies from year to year. As a result, our operating results may fluctuate significantly from quarter to quarter and from year to year § Extreme weather, drought and shifting climate patterns have intensified the challenges associated with many of the risks facing the Company, particularly wildfire management. § Currently, the substantial majority of our revenue is generated in the states of the United States located West of the Mississippi River, and if the weather patterns result in fewer wildfires in this region, demand for “flight hour” services would decrease and potentially result in a material decrease in revenue or net income. Sales and Customer Risks § Our long-term success and ability to significantly grow our revenue will depend, in part, on our ability to establish and expand into international markets and/or expand market segments. § The aerial firefighting industry is expected to grow in the near future and is volatile, and if it does not develop, if it develops slower than we expect, if it develops in a manner that does not require use of our services, if it encounters negative publicity or if our solution does not drive commercial or governmental engagement, the growth of our business will be harmed. § In the future, there may be other businesses who attempt to provide the services that we provide, or our main private competitor could attempt to increase operations. In the future, federal, state, and local governments and foreign governments may also decide to directly provide such services. § If we experience harm to our reputation and brand, our business, financial condition and results of operations could be adversely affected. § We have government customers, which subjects us to risks including early termination, audits, investigations, sanctions and penalties. We are also subject to regulations applicable to government contractors which increase our operating costs and if we fail to comply, could result in the termination of our contracts with government entities. 43

Risk Factors (3 of 5) Sales and Customer Risks (continued) § The U.S. government’s budget deficit and the national debt, as well as any inability of the U.S. government to complete its budget process for any government fiscal year and consequently having to shut down or operate on funding levels equivalent to its prior fiscal year pursuant to a “continuing resolution,” could have an adverse impact on our business, financial condition, results of operations and cash flows. § We depend significantly on U.S. government contracts, which often are only partially funded, subject to immediate termination, and heavily regulated and audited. The termination or failure to fund, or negative audit findings for, one or more of these contracts could have an adverse impact on our business, financial condition, results of operations and cash flows. § Any future international expansion strategy will subject us to additional costs and risks, and our plans may not be successful. § We may be blocked from or limited in providing or offering our services in certain jurisdictions and may be required to modify our business model in those jurisdictions as a result. § We may enter into firefighting contracts in the future with foreign governments, which may result in increased compliance and oversight risks and expenses. § We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy. § We rely on a few large customers for a majority of our business, and the loss of any of these customers, significant changes in the prices, marketing allowances or other important terms provided to any of these customers or adverse developments with respect to the financial condition of these customers could materially reduce our net income and operating results. § Our cash flow and profitability could be reduced if expenditures are incurred prior to the final receipt of a contract. § If we are not able to successfully enter into new markets and offer new services and enhance our existing offerings, our business, financial condition and results of operations could be adversely affected. Supplier Risks § There is a limited supply of new CL-415EAF aircraft to purchase, and an inability to purchase additional CL-415EAF aircraft could impede our ability to increase our revenue and net income. § We currently rely and will continue to rely on third-party partners to provide and store the parts and components required to service and maintain our aircrafts, and to supply critical components and systems, which exposes us to a number of risks and uncertainties outside our control. Disputes with our suppliers or the inability of our suppliers to perform, or our key suppliers to timely deliver our components, parts or services, could cause our services to be provided in an untimely or unsatisfactory manner. Legal and Regulatory Risks § Our business is subject to a wide variety of additional extensive and evolving government laws and regulations. Failure to comply with such laws and regulations could have a material adverse effect on our business. § Our operations are subject to various federal, state and local laws and regulations governing health and the environment. § Certain local land use policies and forestry management practices could be restricted to reduce the construction and development of residential and commercial projects in high-risk fire areas, which could lead to a reduction in demand for our services. § Certain or future state and local water use and access policies could restrict our ability to access the bodies of water necessary to combat wildfires with our existing fire suppression aircraft. In the future, we may be unable to secure exemptions to these policies, and demand for our services could decrease. Financial and Capital Strategy Risks § We may in the future invest significant resources in developing new offerings and exploring the application of our technologies for other uses and those opportunities may never materialize. § We may require substantial additional funding to finance our operations and growth strategy, but adequate additional financing may not be available when we need it, on acceptable terms, or at all. § Any acquisitions, partnerships or joint ventures that we enter into could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. As part of growing our business, we have and may make acquisitions. If we fail to successfully select, execute or integrate our acquisitions, then our business, results of operations and financial condition could be materially adversely affected, and our stock price could decline. § Our systems, aircrafts, technologies and services and related equipment may have shorter useful lives than we anticipate. 44

Risk Factors (4 of 5) Financial and Capital Strategy Risks (continued) § We have a substantial amount of debt and servicing future interests or principal payments may impair our ability to operate our business or require us to change our business strategy to accommodate the repayment of our debt. Our ability to operate our business is limited by certain agreements governing our debt, including restrictions on the use of the loan proceeds, operational covenants, and restrictions on additional indebtedness. § We do not expect to declare any dividends in the foreseeable future. Early Stage Company Risks § We have incurred significant losses since inception, and we may not be able to achieve, maintain or increase profitability or positive cash flow. § The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain additional executive management and qualified board members. § Our management team has limited experience managing a public company. § If we do not develop and implement all required accounting practices and policies, we may be unable to provide the financial information required of a U.S. publicly traded company in a timely and reliable manner. § Investors’ expectations of our performance relating to environmental, social and governance (“ESG”) factors and compliance with proposed SEC rules relating to climate change disclosures may impose additional costs and expose us to new risks. § Pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an “emerging growth company.” § We have identified material weaknesses in our internal control over financial reporting. If we are unable to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results. Equity Risks § The market for New Bridger Common Stock may not be sustained. § The price of New Bridger Common Stock may fluctuate substantially. § New Bridger Common Stock is subject to restrictions on ownership by non-U.S. citizens, which could require divestiture by non-U.S. citizen stockholders and could have a negative impact on the transferability of our common stock, its liquidity and market value, and on a change of control of us. § We may issue additional shares of common stock or other equity securities, which would dilute your ownership interest in us and may depress the market price of our common stock. § We are an “emerging growth company” and a “smaller reporting company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to “emerging growth companies” or “smaller reporting companies,” this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies. § Provisions in our charter, Stockholder Agreement, and Delaware law may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our common stock and could entrench management. § If securities or industry analysts do not maintain coverage of us, if they change their recommendations regarding New Bridger Common Stock, or if our operating results do not meet their expectations, the New Bridger Common Stock price and trading volume could decline. § There can be no assurance that we will be able to comply with the continued listing standards of the NASDAQ. The NASDAQ may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions. 45

Risk Factors (5 of 5) Transaction Risks § The process of taking a company public by means of a business combination with a special purpose acquisition company (“SPAC”) is different from taking a company public through an underwritten offering and may create risks for our unaffiliated investors. § The pro forma consolidated financial information may not be an indication of Bridger’s financial condition or results of operations following the business combination, and accordingly, investors have limited financial information on which to evaluate Bridger and their investment decision. § During the pre-closing period, Jack Creek and Bridger are prohibited from entering into certain transactions that might otherwise be beneficial to Jack Creek, Bridger or their respective shareholders. § Uncertainties about the business combination during the pre-closing period may cause a loss of key management personnel and other key employees. General Risk Factors § The COVID-19 pandemic or other future global health emergencies may materially and adversely impact our business, operating results, financial condition and liquidity. If the impacts from the COVID-19 pandemic extend beyond our assumed timelines or new global health emergencies emerge, our actual results may vary significantly from our expectations. § Net earnings and net assets could be materially affected by an impairment of goodwill. § Changes in tax laws or regulations may increase tax uncertainty and adversely affect results of our operations and our effective tax rate. § Certain U.S. state tax authorities may assert that we have a state nexus and seek to impose state and local income taxes which could harm our results of operations. § Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, which may have the effect of discouraging lawsuits against our directors, officers, other employees or stockholders. § We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our securities, which could cause you to lose some or all of your investment. 46

Exhibit 99.3

SPAC Message to Team

Team Bridger,

Thank you for your hard work so far this fire season. Your efforts to support the Elmo fire are nothing short of Heroic and are inspiring to me and the entire community. I am humbled to see what you have done and immensely proud of our brand. Your service to the nation and to the company this summer and previous years is recognized and appreciated by all who know Bridger Aerospace. Whether you have been with our company for 7 weeks or 7 years, you have seen us grow and evolve quickly since you have joined the family. Although we are far from perfect, I am incredibly proud of what we have achieved in a relatively short period and grateful to the tremendous team that we have. Our success is 100% due to you and your efforts.

It is because of this team dynamic that I am writing to you this morning. You may read some public announcements in the coming days that announce an important corporate evolution for the Bridger Aerospace family. Many of you have probably looked around the campus these past few years and wondered “how in the hell do we pay for all this stuff??”. If you are one of those who asked this question, you are right; EVERYTHING we do is expensive. And when you are a young fast growing company, money itself can be very expensive.

Over the past several years my brother and I, as well as the rest of the Bridger leadership team, have worked tirelessly to continuously finance the growth of our enterprise through various financial instruments from private debt, public debt, bank financing, private equity, personal loans etc. In short, we have successfully bootstrapped the company one step at a time to get to where we are.

Now that Bridger has a successful mix of assets that are generating revenue on various contracts and our business model is matured and proven, we are taking the next step in our company’s history. We will be taking Bridger Aerospace public via a Special Purpose Acquisition Corporation (SPAC) transaction. What this means is we will merge Bridger Aerospace with an existing Public Shell company, named Jack Creek Investment Company, so that later in 2022, Bridger will have its shares traded on the Nasdaq Stock Market. The Team at Jack Creek is a Montana based group of financial professionals who have impressive careers building companies in their own right. They have long admired Bridger are eager to help us succeed.

Why are we doing this? Two reasons.

1.

Funding Growth. Growth capital is far less expensive when we are a public company, and we intend to continue to grow Bridger Aerospace in the years to come. Wildfires are a pernicious threat to the globe and we have shown the world that we have the grit and ingenuity to do it better than anyone else. The world needs more of Bridger and we intend to give it to them.

2.

Rewarding our team. Employees can directly participate in the equity of the company through stock options and share grants which enable our entire team to enjoy the economic success of our enterprise. Although we try to be as generous as possible with salaries and bonuses, rewarding our hardworking team with equity in the company is the best way to recognize your hard work and contributions. This transaction will give us an avenue to do this for Team Bridger.

As you know, my priority first and foremost is always to make the best decisions for Bridger. Following careful consideration and extensive discussions, we determined that going public is the best way to equip our company with the right resources to grow and succeed. We are making this decision because we know we have the right foundation to take this next step in our growth and partnering with Jack Creek will provide us with expertise and financial backing to continue expanding our business.

We expect that all of you – in addition to our supportive customer base – will benefit from this transaction. Rest assured, our core mission of Saving Lives – which has been the backbone of our success so far – will remain the same going forward.

Bridger already has a track record of strong financial performance and, as a public company, we expect to build on this strong performance from day one and realize significant growth opportunities over the upcoming years. Becoming a public company will enable us to access more resources and additional expertise to accelerate our growth, expand geographically and continue to invest in the innovative technologies we need to meet the growing demand for our critical services. Going forward, we will be even better positioned to continue serving our communities and even more regions around the world, and to innovate to meet the new, emerging challenges in our environment.

What does this mean for Bridger?

It means that our financial performance will be public knowledge and that the compliance requirements for our company will be more burdensome. It will NOT affect our Mission, our Culture or how we do business. Your leadership team will remain largely the same with the addition of an additional handful of fantastic board members who will help to guide us through our next phase of growth.

We will be hosting an all hands zoom call next week to answer any questions you may have directly.

I hope you are excited about this new chapter for Bridger – it will only increase our ability to reward our team for the important work they do to protect our nation and our communities.

Please continue to focus on your mission and duties this summer. Our home state of Montana needs you more than ever today.

Good luck and take care of each other in the field.

With deep respect and gratitude,

Tim

No Offer or Solicitation

This communication does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the potential business combination between Bridger

Aerospace Group Holdings, LLC (“Bridger”) and Jack Creek Investment Corp. (“Jack Creek”) and related transactions (the “Potential Business Combination”), nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This communication does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) references with respect to the anticipated benefits of the Potential Business Combination and anticipated closing timing; (2) the sources and uses of cash of the Potential Business Combination; (3) the anticipated capitalization and enterprise value of the combined company following the consummation of the Potential Business Combination; (4) current and future potential commercial and customer relationships; and (5) anticipated investments in additional aircraft, capital resource, and research and development and the effect of these investments. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Jack Creek’s and Bridger’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Bridger. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination is not obtained; failure to realize the anticipated benefits of the Potential Business Combination; risks relating to the uncertainty of the projected financial information with respect to Bridger; Bridger’s ability to successfully and timely develop, sell and expand its technology and products, and otherwise implement its growth strategy; risks relating to Bridger’s operations and business, including information technology and cybersecurity risks, loss of requisite licenses, flight safety risks, loss of key customers and deterioration in relationships between Bridger and its employees; risks related to increased competition; risks relating to potential disruption of current plans, operations and infrastructure of Bridger as a result of the announcement and consummation of the Potential Business Combination; risks that Bridger is unable to secure or protect its intellectual property; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the ability to compete with existing or new companies that could cause downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share; the amount of redemption requests made by Jack Creek’s shareholders; the impact of the COVID-19 pandemic; the ability to successfully select, execute or integrate future acquisitions into the business, which could result in material adverse effects to operations and financial conditions; and those factors discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in JCIC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, JCIC’s Annual Report on Form 10-K for the year ended December 31, 2021, and in those documents that JCIC or Wildfire New PubCo, Inc., a wholly owned subsidiary of Jack Creek (“New PubCo”) has filed, or will file, with the U.S. Securities and Exchange Commission (the “SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither Jack Creek nor Bridger presently know or that Jack Creek and Bridger currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect Jack Creek’s and Bridger’s expectations, plans or forecasts of future events and views as of the date of this communication. Jack Creek and Bridger anticipate that subsequent events and developments will cause Jack Creek’s and Bridger’s assessments to change. However, while Jack Creek and Bridger may elect to update these forward-looking statements at some point in the future, Jack Creek and Bridger specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Jack Creek’s and Bridger’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Shareholders and Investors

The Potential Business Combination will be submitted to shareholders of Jack Creek for their consideration and approval at a special meeting of shareholders. Jack Creek and Bridger will prepare a registration statement on Form S-4 (the “Registration Statement”) to be filed with the SEC by New PubCo, which will include preliminary and definitive proxy statements to be distributed to Jack Creek’s shareholders in connection with Jack Creek’s solicitation for proxies for the vote by Jack Creek’s shareholders in connection with the Potential Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Jack Creek’s shareholders and certain of Bridger’s equityholders in connection with the completion of the Potential Business Combination. After the Registration Statement has been filed and declared effective, Jack Creek will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Potential Business Combination. Jack Creek’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Jack Creek’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the Potential Business Combination, because these documents will contain important information about Jack Creek, Bridger and the Potential Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Potential Business Combination and other documents filed with the SEC by Jack Creek, without charge, at the

SEC’s website located at www.sec.gov. Copies of these filings may be obtained free of charge on Jack Creek’s “Investor Relations” website at https://www.jackcreekinvestmentcorp.com/ or by directing a request to KSH Capital LP, Attention: Lauren Ores, 386 Park Avenue South, Floor 20, New York, NY 10016.

Participants in the Solicitation

Jack Creek and Bridger and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Jack Creek’s shareholders in connection with the Potential Business Combination. Investors and security holders may obtain more detailed information regarding Jack Creek’s directors and executive officers in Jack Creek’s filings with the SEC, including Jack Creek’s Annual Report on Form 10-K filed with the SEC on March 21, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Jack Creek’s shareholders in connection with the Potential Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of Jack Creek’s shareholders generally, will be set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions.

This communication is not a substitute for the Registration Statement or for any other document that Jack Creek or New PubCo may file with the SEC in connection with the Potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by Jack Creek and New PubCo through the website maintained by the SEC at http://www.sec.gov.

Bridger Team,

I’m writing to share exciting news about the future of our company. Today, we announced that Bridger Aerospace has reached an agreement to go public through a business combination with Jack Creek Investment Corp., a special purpose acquisition company (SPAC). For those of you who may not know, SPACs raise money to invest in financially attractive and innovative companies like Bridger and take them public without a traditional initial public offering. Once the transaction is complete, which we expect will occur in the fourth quarter of 2022, we expect to list on the NASDAQ Capital Market under the ticker symbol “BAER.”

While we are already in a strong financial position, becoming a public company will enable us to access more resources and additional expertise to accelerate our growth, expand geographically, and continue to invest in the innovative technology solutions we need to meet the growing demand for our aerial firefighting services.

As always, my top priority is to make the best decisions for Bridger and our people. Jack Creek’s team has a history of building high-performing, publicly traded and private businesses across various sectors, so we will benefit immensely from their expertise as we continue growing as a public company. I have developed a strong working relationship with the Jack Creek team over the last several months, and know they deeply admire our team’s extensive military experience, complex operational expertise, and emphasis on safety. I am confident they are the right partner to help us continue the important, lifesaving work we do every day.

While today’s news begins a new era for Bridger, please know that you should see no impact to your day-to-day responsibilities or reporting structures. Our entire leadership team is remaining at Bridger, and our partnership with Jack Creek will only enhance our commitment to keeping people and their communities safe from wildfires. We will also remain headquartered in the Bozeman area and continue to serve and protect global communities.

For more information, I encourage you to read the official press release (https://www.globenewswire.com/news-release/2022/08/04/2492184/0/en/Bridger-Aerospace-a-Leading-Provider-of-Aerial-Firefighting-Services-to-Become-a-Public-Company-Through-Business-Combination-with-Jack-Creek-Investment-Corp.html) issued today. We will also hold an all hands meeting next week to discuss this in more detail and answer any questions you may have.

We are notifying our customers and community partners to ensure they are aware of this exciting news and know who to contact with any questions. If you receive any inquiries from our customers or members of the community, please refer to the talking points below to guide your conversations. For additional details, please direct them to Ceresa Way at info@bridgeraerospace.com.

You may also see media coverage of this news; as is our policy, if you are contacted by a reporter, please refrain from commenting and direct those inquiries to Jeff Cavarra at info@bridgeraerospace.com.

This transaction is a testament to everyone’s hard work and enduring commitment to our mission of saving lives, preserving our environment, and protecting people and communities. Thank you for all that you do.

I hope you share in my excitement about this next stage for Bridger – I strongly believe that the best is yet to come.

Tim Sheehy

Founder and CEO

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Talking Points for Customers and Community Members – NOT for use with the media

•	Bridger has reached an agreement to go public through a business combination with Jack Creek Investment Corp., a special purpose acquisition company (SPAC).

•	SPACs raise money to invest in financially attractive and innovative companies like Bridger and take them public without a traditional initial public offering.

•	Once the transaction is complete, which we expect will occur in the fourth quarter of 2022, Bridger expects to list on the NASDAQ Capital Market under the ticker symbol “BAER.”

•	Importantly, everything will remain business as usual for Bridger.

•	We remain focused on carrying out our mission to save lives, preserve the environment, and protect people and communities as we progress through this transaction and beyond.

•	We will continue to be headquartered in the Bozeman area and remain committed to serving and protecting global communities through our comprehensive aerial firefighting services.

•

Becoming a public company will enable us to access more resources and additional expertise to accelerate our growth, expand geographically, and continue to invest in innovative technology solutions and our fleet of aircraft.

•	For more information on the announcement, I encourage you to read the official press release issued today/August 4 or refer to the letter you should have received from us on the news.

•	Should you have any further questions, please reach out directly to me or Ceresa Way at info@bridgeraerospace.com.

•	Thank you for your support.

No Offer or Solicitation

This communication does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the potential business combination between Bridger Aerospace Group Holdings, LLC (“Bridger”) and Jack Creek Investment Corp. (“Jack Creek”) and related transactions (the “Potential Business Combination”), nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This communication does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) references with respect to the anticipated benefits of the Potential Business Combination and anticipated closing timing; (2) the sources and uses of cash of the Potential Business Combination; (3) the anticipated capitalization and enterprise value of the combined company following the consummation of the Potential Business Combination; (4) current and future potential commercial and customer relationships; and (5) anticipated investments in additional aircraft, capital resource, and research and development and the effect of these investments. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Jack Creek’s and Bridger’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Bridger. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination is not obtained; failure to realize the anticipated benefits of the Potential Business Combination; risks relating to the uncertainty of the projected financial information with respect to Bridger; Bridger’s ability to successfully and timely develop, sell and expand its technology and products, and otherwise implement its growth strategy; risks relating to Bridger’s operations and business, including information technology and cybersecurity risks, loss of requisite licenses, flight safety risks, loss of key customers and deterioration in relationships between Bridger and its employees; risks related to increased competition; risks relating to potential disruption of current plans, operations and infrastructure of Bridger as a result of the announcement and consummation of the Potential Business Combination; risks that Bridger is unable to secure or protect its intellectual property; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the ability to compete with existing or new companies that could cause downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share; the amount of redemption requests made by Jack Creek’s shareholders; the impact of the COVID-19 pandemic; the ability to successfully select, execute or integrate future acquisitions into the business, which could result in material adverse effects to operations and financial conditions; and those factors discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in JCIC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, JCIC’s Annual Report on Form 10-K for the year ended December 31, 2021, and in those documents that JCIC or Wildfire New PubCo, Inc., a wholly owned subsidiary of Jack Creek (“New PubCo”) has filed, or will file, with the U.S. Securities and Exchange Commission (the “SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither Jack Creek nor Bridger presently know or that Jack Creek and Bridger currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect Jack Creek’s and Bridger’s expectations, plans or forecasts of future events and views as of the date of this communication. Jack Creek and Bridger anticipate that subsequent events and developments will cause Jack Creek’s and Bridger’s assessments to change. However, while Jack Creek and Bridger may elect to update these forward-looking statements at some point in the future, Jack Creek and Bridger specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Jack Creek’s and Bridger’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Shareholders and Investors

The Potential Business Combination will be submitted to shareholders of Jack Creek for their consideration and approval at a special meeting of shareholders. Jack Creek and Bridger will prepare a registration statement on Form S-4 (the “Registration Statement”) to be filed with the SEC by New PubCo, which will include preliminary and definitive proxy statements to be distributed to Jack Creek’s shareholders in connection with Jack Creek’s solicitation for proxies for the vote by Jack Creek’s shareholders in connection with the Potential Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Jack Creek’s shareholders and certain of Bridger’s equityholders in connection with the completion of the Potential Business Combination. After the Registration Statement has been filed and declared effective, Jack Creek will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Potential Business Combination. Jack Creek’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Jack Creek’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the Potential Business Combination, because these documents will contain important information about Jack Creek, Bridger and the Potential Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Potential Business Combination and other documents filed with the SEC by Jack Creek, without charge, at the SEC’s website located at www.sec.gov. Copies of these filings may be obtained free of charge on Jack Creek’s “Investor Relations” website at https://www.jackcreekinvestmentcorp.com/ or by directing a request to KSH Capital LP, Attention: Lauren Ores, 386 Park Avenue South, Floor 20, New York, NY 10016.

Participants in the Solicitation

Jack Creek and Bridger and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Jack Creek’s shareholders in connection with the Potential Business Combination. Investors and security holders may obtain more detailed information regarding Jack Creek’s directors and executive officers in Jack Creek’s filings with the SEC, including Jack Creek’s Annual Report on Form 10-K filed with the SEC on March 21, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Jack Creek’s shareholders in connection with the Potential Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of Jack Creek’s shareholders generally, will be set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions.

This communication is not a substitute for the Registration Statement or for any other document that Jack Creek or New PubCo may file with the SEC in connection with the Potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by Jack Creek and New PubCo through the website maintained by the SEC at http://www.sec.gov.